UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05004901

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FORM SE



RECD S.E.C.
FEB 15 2005
1086

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Harbert Distressed Investment Master Fund, Ltd.
Exact name of registrant as specified in charter

1233563
Registrant CIK Number

Exhibit 2 to Form U-1/A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

70-10259
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________, State of ________, 20___ . ____

(Registrant)

By: ________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on 2/15, 2005, that the information set forth in this statement is true and complete.

By: Mark Sundbach [signature]
(Name)

Attorney
(Title)

SEC 2082 (12-04)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

POWER OF ATTORNEY

KNOW THAT ALL MEN BY THESE PRESENTS that Harbert Distressed Investment Master Fund, Ltd. (the "Fund"), a Fund incorporated in the Cayman Islands having an office c/o HMC Distressed Investment Offshore Manager, LLC (its Investment Manager) at 555 Madison Avenue, 16th Floor, New York, NY 1022, does hereby make constitute and appoint Mark Sundback of Washington, D.C. (the "Attorney") to be its true and lawful attorney-in-fact so that he may act for it, in its name and on its behalf to do all or any of the following acts, matters and things, namely:

1. To make all filings necessary regarding an exemption applicable under the Public Utility Holding Company Act of 1935 from the Securities Exchange Commission for the Fund.

2. To do all other acts and things as the Attorney in his absolute and unfettered discretion deem necessary or advisable for the purpose of giving effect to any of the filings hereby contemplated and (without prejudice to the generality of the foregoing) to agree to the form, terms and conditions of, and to make, sign, execute and do, all such instruments, agreements, applications, filings, oaths, affidavits, declarations, confirmations, notices, or acknowledgments thereof, letters, certificates, mandates, instructions and any other documents (whether of a like nature or not) whatsoever which the Attorney may deem necessary or advisable in connection with the execution, delivery and filing of any of the document(s) referred to in paragraph 1 above and the filings and any other of the documents hereby authorised to be executed on behalf of the Fund as the Attorney may in his absolute and unfettered discretion think fit and to confer on behalf of the Fund any power of attorney contained in any of the said documents and the execution, delivery and registration by the Attorney of any of the foregoing documents and the conferment of any such power of attorney shall be conclusive evidence of his authority so to do.

3. To nominate and appoint (whether under hand or under seal) one or more person or persons as substitute or substitutes as attorney-in-fact or attorneys-in-fact under them for any and all of the purposes aforesaid and the appointment of the same at pleasure to revoke.

The Fund hereby gives and grants to the said Attorney or his substitute or substitutes full power and authority in the premises hereby ratifying, allowing, and confirming, and agreeing to ratify allow and confirm whatsoever shall lawfully be done in the premises by virtue hereof.

This Power of Attorney shall be conclusive and binding upon the Fund and no person or corporation having dealings with the Attorney or his substitute or substitutes under this Power of Attorney shall be under any obligation to make any enquiries as to whether or not this Power of Attorney has been revoked and all acts hereunder shall be valid and binding on the Fund until express notice of its revocation be received by such person or corporation.

The Fund irrevocably and unconditionally undertakes to indemnify the Attorney and his substitute or substitutes and their respective estates against all actions, proceedings, claims, costs, expenses, and liabilities of every description arising from the exercise, or the purported exercise, in good faith of any of the power conferred by this Power of Attorney.

IN WITNESS WHEREOF the foregoing Power of Attorney has been duly executed this 26th day of October, 2004.

Harbert Distressed Investment Master Fund, Ltd.

By: HMC Distressed Investment Offshore Manager, LLC, its Investment Manager



Joel B. Piassick, Vice President

FILE NO. 70-10259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM U-1

APPLICATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Harbert Distressed Investment Master Fund, Ltd.
c/o 555 Madison Avenue
16th Floor
New York, NY 10022

(Names of companies filing this statement and addresses of principal executive offices)

Harbert Distressed Investment Master Fund, Ltd.
c/o 555 Madison Avenue
16th Floor
New York, NY 10022

(Names and addresses of agents for service)

The Commission is also requested to send copies of any communications in connection with this matter to:

Mark F. Sundback
Kenneth L. Wiseman
Andrews Kurth LLP
1701 Pennsylvania Avenue, N.W., Suite 300
Washington, D.C. 20006

Harbert Distressed Investment Master Fund, Ltd. ("Harbert" or the "Applicant") hereby amends its Application/Declaration filed with the Securities and Exchange Commission ("Commission") in File No. 70-10259 by restating Items 1 and 6 thereof as follows.

Item 1. Description of Proposed Transaction

Harbert anticipates that the funds and accounts managed by it will receive, in the aggregate, more than ten percent (10%) of the voting securities of a public utility company, the reorganized NorthWestern Corporation ("NorthWestern"), pursuant to Debtor's Second Amended and Restated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated August 27, 2004 ("Second Amended and Restated Plan of Reorganization"), filed by NorthWestern in the United States Bankruptcy Court for the District of Delaware.[1]

Harbert requests an order under section 3(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), 15 U.S.C. § 79c(a)(4), exempting it from regulation as a holding company. Harbert submits that its circumstances clearly qualify it for status as only temporarily a holding company as contemplated by the Act.

The Disclosure Statement dated August 27, 2004, filed in connection with the Second Amended and Restated Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Second Amended and Restated Plan of Reorganization, Harbert's funds and accounts will receive voting securities of the reorganized NorthWestern in exchange for previously contracted bona fide debt of NorthWestern. Harbert plans to hold the voting securities for investment purposes only, and will reduce its interests to less than ten percent of the outstanding voting securities of the reorganized NorthWestern as soon as it is financially reasonable, consistent with Harbert's fiduciary obligations to its investors. Accordingly, Harbert will be "temporarily a holding company" within the meaning of section 3(a)(4) and entitled to exemption under that section. As explained more fully herein, the proposed exemption will not result in detriment to the public interest or the interest of investors or consumers.

A hearing on confirmation of the Second Amended and Restated Plan of Reorganization was commenced on August 25, 2004 and concluded October 6, 2004. Formal confirmation of the Second Amended and Restated Plan of Reorganization occurred on October 19, 2004. The Plan became effective on November 1, 2004.

Attached hereto as Exhibit 2 is a letter Harbert sent today to NorthWestern regarding steps which Harbert believes NorthWestern needs to take to avoid violating the terms of the Plan and impairing value (conferred upon the class of creditors of which Harbert is a member) under the approved Plan.

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[1] *In re NorthWestern Corp.*, Case No. 03-12872 (CGC) (Bankr. D. Del.) (filed Sept. 14, 2003).

A. Description of Harbert

Harbert Management Corporation ("HMC") was founded in 1945 and is a privately held firm specializing in non-traditional money management activities. HMC is an investment management firm with a diversified portfolio of assets under management, serving pension trusts, endowments and foundations, pension funds, banks, insurance companies, family offices, and high net worth individuals. HMC has sponsored numerous funds, including Harbert Distressed Investment Master Fund, Ltd. Harbert's investment team also manages a separate managed account, Alpha Sub US Fund VI, LLC ("Alpha"). HMC's investments range across a wide variety of industries; diversification across asset classes is a fundamental goal of HMC.

HMC Investments, Inc., a wholly-owned subsidiary of HMC, is a registered broker/dealer, and member NASD, SIPC. The Harbinger Group, Inc., an indirect wholly-owned subsidiary of HMC, is an SEC registered investment advisor.

Neither HMC nor any of the funds or accounts it manages is presently a "public-utility company," a "holding company," or an "affiliate" of any public utility or holding company under the Act.

B. Description of NorthWestern Corporation

As detailed in the Disclosure Statement, NorthWestern is a public utility company that generates, transmits, and distributes electricity and provides natural gas distribution service to approximately 608,000 customers in Montana, South Dakota, and Nebraska.

NorthWestern has generated and distributed electricity in South Dakota and has distributed natural gas in South Dakota and Nebraska through its energy division, NorthWestern Energy, since NorthWestern's formation in 1923. In 2002, NorthWestern completed the acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company, and since November 15, 2002, has operated those businesses through its NorthWestern Energy division.

Electric Utility Operations. NorthWestern operates regulated electric utility businesses in Montana and South Dakota. It is subject to the jurisdiction of, and regulation by, the Federal Energy Regulatory Commission ("FERC") with respect to the issuance of securities and the setting of wholesale electric rates. NorthWestern is not subject to the Act. With respect to electric service territorial issues, rates, terms, and conditions of service, accounting records and other aspects of its operations, NorthWestern's Montana operations are subject to the jurisdiction of, and regulation by, the Montana Public Service Commission, and its South Dakota operations are subject to the jurisdiction of, and regulation by, the South Dakota Public Utilities Commission.

NorthWestern's Montana electric utility business consists of a transmission and distribution network. Its service territory covers approximately 107,600 square miles, which represents approximately 70% of Montana's land area. It delivers electricity to approximately 305,0000 customers in 191 communities and their surrounding rural areas in Montana, including Yellowstone National Park. It also delivers electricity to rural electric cooperatives in Montana that serve approximately 76,000 customers. Its electric distribution system consists of approximately 19,700 miles of overhead and underground distribution lines and approximately

334 transmission and distribution substations. It purchases from third parties substantially all of the power it transmits and distributes to Montana customers. According to the Disclosure Statement, NorthWestern believes that its power purchase arrangements, in conjunction with its ability to make open market purchases, are sufficient to meet its power supply needs through June 30, 2007, the end of the original deregulation transition period in Montana. In its most recent session, the Montana legislature extended that transition period to the year 2027.

NorthWestern operates in South Dakota as a vertically integrated generation, transmission, and distribution utility. Its electricity revenues in South Dakota are derived primarily from generation, transmission, and distribution service to residential, commercial, and industrial retail customers and from wholesale sales. NorthWestern has the exclusive right to serve an assigned service area in South Dakota in 25 counties with a combined population of approximately 99,500, and it provides retail electricity to over 57,600 customers in 108 communities in South Dakota. Residential, commercial, and industrial services are generally bundled packages of generation, transmission, distribution, meter reading, billing, and other services. In addition, NorthWestern provides wholesale transmission of electricity to a number of South Dakota municipalities, state government agencies, and agency buildings; for these services, NorthWestern is responsible for the transmission of contracted electricity to a substation or other distribution point, and the purchaser is responsible for further distribution, billing collection, and other related functions. NorthWestern also sells electricity to resellers, including power pools and other utilities. NorthWestern's transmission and distribution network in South Dakota consists of approximately 3,100 miles of overhead and underground transmission and distribution lines as well as 120 substations. Most of the electricity that NorthWestern supplies to customers in South Dakota is generated by three power plants that NorthWestern owns jointly with unaffiliated parties. NorthWestern also owns several peaking/standby generating units at nine locations in its service area.

Natural Gas Utility Operations. NorthWestern operates regulated natural gas utility businesses in Montana, South Dakota, and Nebraska. Its natural gas services include fully bundled services consisting of natural gas supply and distribution services, although certain large commercial and industrial retail customers, as well as wholesale customers, purchase the natural gas commodity from another provider and utilize NorthWestern's transportation and distribution services. NorthWestern's natural gas transportation pipelines are not generally subject to the jurisdiction of the FERC but are subject to state regulation.

NorthWestern conducts limited interstate transportation in Montana that is subject to the jurisdiction of the FERC, but the FERC has allowed the Montana Public Service Commission to set the rates for this interstate service. NorthWestern is subject to Montana Public Service Commission jurisdiction when it issues, assumes, or guarantees securities in Montana, and when it creates liens on its Montana properties. The Montana Public Service Commission sets rates for NorthWestern's Montana natural gas supply. NorthWestern distributed approximately 55 billion cubic feet of natural gas to 163,000 customers in 109 Montana communities in 2003. NorthWestern's natural gas distribution system consists of approximately 3,500 miles of underground distribution pipelines. NorthWestern also transports gas in Montana from production receipt points and storage facilities to distribution points and other nonaffiliated transportation systems.

Northwestern is subject to the jurisdiction of the South Dakota Public Utilities Commission with respect to rates, terms and conditions of service, accounting records, and other aspects of its natural gas transmission and distribution operations in South Dakota.

The Nebraska Public Service Commission regulates rates and terms and conditions of service for natural gas companies. However, a natural gas company in Nebraska may continue to negotiate rates for natural gas service with the cities that it serves when the natural gas company files an application for increased rates with the Nebraska Public Service Commission. NorthWestern provided natural gas to approximately 82,000 customers in 59 South Dakota communities and 4 Nebraska communities in 2003. It has approximately 2,100 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 million BTU per day as of the end of 2003. NorthWestern also transports natural gas for other gas suppliers and marketers in South Dakota and Nebraska.

NorthWestern's natural gas supply requirements are fulfilled through third-party, fixed-term purchase contracts, natural gas storage services contracts, and short-term market purchases. According to the Disclosure Statement, NorthWestern believes that its Montana, South Dakota, and Nebraska natural gas supply, storage, and distribution facilities and agreements are sufficient to meet its ongoing requirements.

C. NorthWestern's Bankruptcy Reorganization

On September 14, 2003, NorthWestern filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. In the succeeding eleven months, NorthWestern, as debtor-in-possession, negotiated with creditors, state regulators, and other parties, a plan of reorganization that provides for the reorganization of NorthWestern as a standalone, regulated utility company. In so doing, NorthWestern has divested nearly all of its interests in non-regulated utility businesses but has expressed no interest in disposing of all or part of the company's public utility business and assets.

Under the Second Amended and Restated Plan of Reorganization filed by Northwestern on August 27, 2004, Northwestern's unsecured creditors will receive pro rata distributions of all of the common stock of reorganized NorthWestern (subject only to dilution by relatively small amounts of new stock issued pursuant to a management incentive plan). NorthWestern will retain all its public utility lines of business and will continue to operate as a standalone public utility company.

Harbert and Alpha hold publicly traded Senior Notes issued by NorthWestern in 2002. Harbert acquired these securities in NorthWestern in the ordinary course of its business on behalf of the managed funds and accounts. As part of their investment strategies, Harbert and Alpha regularly attempt to identify undervalued securities of financially distressed companies.[2] Harbert

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[2] Harbert's distressed investment activities focus on financially troubled businesses, including those that are involved in reorganization proceedings under Chapter 11 of the Bankruptcy Code. Chapter 11 was enacted to give financially distressed companies a "fresh start"—a chance to reorganize as viable enterprises. In effect, the courts supervise the reorganization process, allowing the troubled company to continue to operate while it works out a settlement with its creditors. Historically, Chapter 11 reorganizations have created attractive investment possibilities for those who understand the reorganization process. The investment process is complicated, combining value oriented, fundamental company analysis with the legal aspects of the

and Alpha acquired 7.875% NorthWestern debt due 2007, 8.75% of NorthWestern debt due 2012, 6.95% NorthWestern debt due 2028, 7.07% Montana Power debt due 2006, 7.96% Montana Power debt due 2026, and 7.875% Montana Power debt due 2026. Harbert or its administered funds also own beneficially several issuances of NorthWestern's subordinated debt securities consisting of 7.2% junior subordinated deferrable interest debentures due 12/31/2038, the 8.1% junior subordinated deferrable interest debentures due 1/15/2032, the 8.125% junior subordinated deferrable interest debentures due 9/30/2025, and the 8.25% junior subordinated deferrable interest debentures due 12/31/2038 (collectively, the subordinated issues are referred to as the "TPOrS Sub-debt"). These securities were acquired for investment purposes and continue to be held exclusively for such purposes.[3]

Under the Second Amended and Restated Plan of Reorganization, the funds and accounts managed by Harbert expect to receive, in the aggregate, up to a maximum of approximately 26.5% of the common stock of reorganized NorthWestern if Harbert and affiliates were to exercise all available warrants.[4]

Harbert was active in the re-organization proceedings of NorthWestern. Harbert, along with its legal and financial professionals, engaged in negotiations with NorthWestern, other creditor groups, and other parties to develop the Second Amended and Restated Plan of Reorganization. This plan was filed by NorthWestern and enjoys broad support.

A hearing on confirmation of the Second Amended and Restated Plan of Reorganization was held on August 25, 2004, and concluded on October 6, 2004. Confirmation occurred on October 19, 2004, and the Plan became effective November 1, 2004.

Item 6. Exhibits

A. Form of Notice

B. Copy of Letter from Harbert to NorthWestern.

C. Disclosure Statement (including, as an exhibit, the Second Amended and Restated Plan of Reorganization) : filed pursuant to Form SE in hard copy.

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reorganization proceeding. From a basic perspective, the analysis is to initially determine the enterprise value of the subject company, and then assess, based on such value, the likely recoveries by each creditor constituency and the timing thereof.

[3] Harbert Funds holding NorthWestern securities or owning them beneficially are Harbert Distressed Investment Master Fund, Ltd. and Alpha Sub US Fund VI, LLC.

[4] Under the Second Amended and Restated Plan of Reorganization, this percentage could be affected if certain unsecured creditors elect not to receive distributions of common stock of reorganized NorthWestern, which would increase the percentage of the common stock distributed to the remaining unsecured creditors, including the Harbert funds and accounts.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned entities have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

HARBERT DISTRESSED INVESTMENT
MASTER FUND, LTD.
on its own behalf and
on behalf of certain affiliated funds and
managed accounts

By: /S/ Joel B. Piassick
Joel B. Piassick
Director

Date: February 15, 2005

WAS:110902.1

EXHIBIT INDEX

Exhibit

1 Form of Notice

2. Copy of Letter from Harbert to NorthWestern

3. Disclosure Statement (including, as an exhibit, the Second Amended and Restated Plan of Reorganization) : filed pursuant to Form SE in hard copy.

Exhibit 1

Exhibit 1

Form of Notice

Harbert Distressed Investment Master Fund, Ltd. on its own behalf and on behalf of funds and managed accounts ("Harbert") has filed a copy of a letter that Harbert has sent to NorthWestern attempting to protect rights and value to which Harbert and similarly-situated creditors of NorthWestern are entitled under a plan of reorganization approved by the bankruptcy court with jurisdiction over NorthWestern's reorganization.

Exhibit 2

Letter from Harbert to NorthWestern

THE HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.
555 Madison Avenue, 16th Floor
New York, NY 10022

February 15, 2005

VIA FACSIMILE

Members of the Board of Directors
of NorthWestern Corporation
c/o Dr. Ernest Linn Draper, Jr.
Chairman of the Board
NorthWestern Corporation
125 S. Dakota Avenue
Sioux Falls, SD 57104-6403

Re: Failure to Adhere to the Plan of Reorganization and Objection to Flawed Settlement with Magten Asset Management Corporation and Law Debenture Trust Company of New York

Gentlemen:

Harbert Distressed Investment Master Fund, Ltd. ("Harbert") holds approximately 20% of the Class 7 prepetition claims against NorthWestern Corporation ("NorthWestern" or the "Company"), as well as approximately 20% of the common stock and approximately 33% of the warrants of reorganized NorthWestern. We received the latter securities by operation of the Second Amended and Restated Plan of Reorganization (the "Plan") in exchange for previously contracted bona fide debt of NorthWestern. We have been told by representatives of holders of what we believe are a majority of both the Class 7 prepetition claims and the new common stock that they share the concerns described in this letter.

In an effort to protect the interests of Class 7 creditors such as Harbert, as well as shareholders, warrant-holders and other stakeholders in Northwestern as they were negotiated by the participants to the bankruptcy proceeding and set forth in the Plan, I am writing to express Harbert's strong objection to (i) the excessive consideration proposed to be paid in the settlement

agreement in principle that NorthWestern management, on February 9, 2005, announced it had reached with Magten Asset Management Corporation ("Magten") and Law Debenture Trust Company of New York LLC ("Law Debenture"); (ii) management's and NorthWestern's outside counsel's continued objections to our repeated requests to add creditors to the Plan Committee created to review settlements proposed by management, notwithstanding the lack of a role of the Company under the Plan in constituting the Plan Committee and the ongoing attempts by Harbert in good faith to accommodate the Company's concerns; and (iii) the failure by the Company, after requests by Harbert first made in December, to distribute over 375,000 common shares with a current value of more than $10 million to their proper owners in Classes 7 and 9, and to cancel more than 700,000 highly dilutive warrants, both of which are required by the Plan.

We have been actively raising concerns with management and NorthWestern's outside counsel since December regarding compliance with the Plan. After the Company announced the settlement last week, we raised these concerns directly with the Board Chairman in an effort to resolve them before more events transpired. Yesterday our counsel received a letter from Paul Hastings, the Company's outside counsel, acknowledging our concerns and agreeing to further discuss them, and representing that no further action will be taken until we meet again. However, even this letter of yesterday raises yet another new objection to our serving on the Plan Committee, which we have considered and is without merit. Given the previous assurances we have received from Paul Hastings and the actions taken by management contrary to those assurances, and management's recent announcement of the Magten settlement without properly consulting with the Board or the Plan Committee, we believe a clearer

statement of the position of the Board itself on these issues, which lie at the heart of implementing the Plan as approved by the Bankruptcy Court, is merited without further delay.

As discussed below, we believe that the proposed settlement violates the plain terms of NorthWestern's confirmed Plan, is contrary to the interests of NorthWestern and its shareholders, and is the product of a negotiation and approval process that appears to have been impaired by the existence of conflicts of interest on the part of management and Paul Hastings and a premature announcement only because of an unauthorized "leak" by management. We ask that the Board (i) promptly announce its disapproval of the proposed settlement; (ii) instruct management to comply promptly with the Company's obligations under the Plan with respect to distributing or canceling certain of the common stock and warrants proposed to be distributed in connection with this settlement; and (iii) take steps to protect against the potential future recurrence of the procedural flaws that appear to have contributed to management's execution and announcement of this proposed settlement without appropriate Board consultation and while raising unwarranted objections to our role on the Plan Committee.

The proposed settlement appears to be contrary to the interests of NorthWestern and its shareholders, and its negotiation and approval appear to have been tainted by conflicts of interest.

Harbert was active in the reorganization proceedings of NorthWestern and in negotiating for rights and value under the Plan that will be impaired by the Company's actions to date which are the subject of this letter. As of October 2004, Harbert was in a position to assess the low likelihood of a recovery by Magten under its litigation. We understand that little has changed regarding the facts of that litigation since the Company's Plan was confirmed in October. Moreover, we received assurances in December from Gary Drook, the Company's

CEO, and in December and January from Paul Hastings that the litigation continues to be without merit. While we understand the desire to end the distraction and legal fees associated with litigation, the amount of consideration proposed in this settlement cannot be justified.

As described in NorthWestern's February 9, 2005 press release, the proposed settlement calls for NorthWestern to distribute to Law Debenture, on behalf of Magten and the other non-accepting Class 8(b) QUIPS holders, (i) approximately 870,000 shares of NorthWestern common stock that under the Plan's express terms were set aside in reserves established for Class 9 pending litigation claims, which the press release inaccurately characterizes as "worth $17.4 million" and which in fact are worth more than $24 million, and (ii) 382,732 shares of NorthWestern common stock and 710,449 warrants not distributed to Class 8(b) claimants because those holders had elected to litigate rather than settle.

The proposed settlement appears, on its face, to be contrary to the interests of NorthWestern, its shareholders, warrant-holders, and pre-petition creditors. As noted above, the settlement calls for NorthWestern to distribute to Law Debenture approximately 1.25 million shares of NorthWestern common stock, as well as more than 710,000 warrants. Using yesterday's closing price of $28.05, the common stock to be distributed has a total value of approximately $35 million. In addition, the value of the warrants to be distributed using yesterday's closing price of about $5 is in excess of $3.5 million, for a total settlement value of more than $38 million. By contrast, Magten is seeking to recover only approximately $50 million -- i.e., the full amount of the pre-petition debt (plus accrued interest) held by Magten and the other rejecting plaintiffs. In other words, the proposed settlement would pay Magten and the other plaintiffs a 75% recovery on their claim. A payment of this magnitude appears to be

grossly excessive, particularly in light of what we understand to be Magten's very low chance of prevailing in its litigation. NorthWestern's chief executive officer, Gary Drook, informed me, during a December 21, 2004 meeting, that he understands Magten's chances of prevailing to be very low, a view that Paul Hastings confirmed with us last month. Furthermore, neither Mr. Drook nor Paul Hastings communicated any reason to believe a settlement was required on an expedited basis. Indeed, this lack of urgency in negotiating a settlement was the principal reason Harbert did not press the Company more forcefully until now on adding the appropriate members to the Plan Committee established to review settlements.

Finally, the disparity between the high amount of the settlement and the lack of merit of the litigation as communicated by comments by the Company in public disclosure and by the creditors in bankruptcy court, will make it more difficult for the Company to negotiate reasonable settlements with the other litigation claimants that remain. The signal sent by this settlement, if not promptly rejected by the Board, is that the Company is willing to settle litigation at almost any cost.

Why did management announce a proposed settlement that appears to be so excessive in amount before properly vetting it with the Board and Plan Committee? We are concerned that the answer may rest, at least, in part, on the conflicts of interest that appear to have marred the process by which the settlement was negotiated and approved. These conflicts arose at several levels. First, it appears that management's interests in negotiating the settlement may not have been properly aligned with those of the Company, its shareholders generally and its creditors like Harbert whose rights and value were established under the Plan and are also now shareholders. We understand that at least one member of management, Michael Hanson, is

a defendant in litigation brought by Magten, which the proposed settlement would have resolved. In addition, management may have been unduly influenced, in its settlement deliberations, by a desire to avoid the burden on management time and resources that a continuation of the Magten litigation might have entailed. Since the shares being proposed to be paid in the Magten litigation are already outstanding and are either held in reserve under the Plan for litigation or distributable to Class 7 and 9 creditors, payment of even a large amount of such shares is not dilutive to shares owned by management but is highly dilutive to most of the Company's shareholders. Finally, we understand that the Company's counsel, the Paul Hastings law firm, suffers from a conflict of its own, in that at least one of the suits that Magten is prosecuting and that the proposed settlement would have resolved names Paul Hastings as a defendant. As a defendant in the Magten litigation, and a direct beneficiary of any settlement, Paul Hastings is not in a position to evaluate and advise the Company objectively as to the merits of any proposed settlement of that litigation.

The proposed settlement violates the express terms
of the Company's confirmed Plan of Reorganization

Section 4.8 (b)(ii) of the Plan gives each member of Class 8(b) the right to elect either a settlement option, denominated "Option 1," or a litigation option, denominated "Option 2." Each holder who elects Option 1 is to receive its pro rata share of 1.4% of the new common stock of NorthWestern to be issued and outstanding on the Effective Date (prior to dilution), plus its pro rata share of warrants exercisable for an additional 2.3% of new common stock. Each holder who elects Option 2 is to receive its pro rata share of any recoveries eventually obtained

upon resolution of the so-called QUIPS Litigation. As to each holder in Class 8(b) who chooses Option 2, Section 4.8(b)(ii) goes on to provide that

> any New Common Stock which otherwise would have been distributable to such holder if such holder had chosen Option 1, shall be distributed, pro rata to Class 7 and Class 9, and the Warrants which otherwise would have been distributable will be cancelled.

The proposed settlement would contravene NorthWestern's express obligations under Section 4.8(b)(ii) of the Plan -- specifically, its obligations (i) to distribute to members of Class 7 and Class 9 the new common stock that would have been distributed to holders electing Option 2 had they chosen Option 1, and (ii) to cancel the warrants that would have been distributed to such holders had they chosen Option 1. There is no basis in the Plan for Northwestern's continued failure to distribute these shares and cancel these warrants.

The Board of Directors should disapprove the proposed settlement, instruct management to comply with the Company's obligations under the Plan, and take steps to cure the flaws that appear to have tainted the settlement process

We are confident that, having been apprised of the flaws that mar both the proposed settlement and the process that led management to approve it, the Board of Directors will take prompt and effective corrective action. As a creditor entitled under the Plan to rights and value established thereunder, we ask that the Board take the following steps, in addition to whatever other steps it may deem appropriate:

1. The Board should disapprove the proposed Magten settlement, and should instruct management not to take any further steps to consummate the settlement or to seek Bankruptcy Court approval for it.

2. The Board should instruct management to cause the Company promptly to comply with its obligations under Section 4.8(b)(ii) of the Plan -- specifically, its obligations (i) to distribute to members of Class 7 and Class 9 the new common stock that would have been distributed to Class 8(b) had it not rejected the Plan, and (ii) to cancel the warrants that would have been distributed to such holders had they not rejected the Plan.

3. The Board should take proper steps to protect against the potential future recurrence of the flaws that appeared to have marred the negotiation and approval of the proposed Magten settlement. For example:

(a) In instances where (as appears to have been the case here) members of management suffer from a conflict of interest, the Board should ensure that the settlement is negotiated by members of the Board or management who are free of any such conflict.

(b) In instances where (as appears to have been the case here) the Company's counsel suffers from a conflict of interest, the Company should retain special counsel to advice it in connection with settlement negotiations and to advise the Board in connection with its review and approval of the settlement.

(c) We understand from the Company's outside counsel that, in the present case, the Company was compelled to issue a press release disclosing the terms of the proposed Magten settlement, prior to Board approval, in response to an unauthorized "leak" by the Company concerning that settlement. We urge the Board to investigate the source of this leak and to take proper steps to prevent future leaks of the terms of other settlements. In the event (which we trust is very unlikely) that the terms of any future proposed settlement were to

be leaked before the Board had reviewed and approved it, any press release issued by the Company should be drafted so as to minimize public misperceptions concerning the Company's level of support for the settlement in question. Specifically, any such press release should disclose that the settlement in question is subject to the Board's review and approval and has not yet been approved; that the settlement is also subject to review and potential objection by the Plan Committee; and that the press release was occasioned by an inadvertent disclosure, to which the Company felt compelled to respond.

(d) Pursuant to Section 7.9 of the Plan, the Company is required to submit material proposed settlements to the Plan Committee for its review. For the past several months, Harbert -- as the Company's largest shareholder and one of the largest holders of its pre-petition debt -- has been requesting appointment to that Committee of itself and other creditors (most of which are also now shareholders) as contemplated by the Plan. This committee at present has only one member, Wilmington Trust. We understand that that Committee's one member has the power to appoint additional members of its choosing and is amenable to appointing Harbert. The Company and its counsel, however, has delayed Harbert's appointment by interposing a series of objections, which in our view lack merit. It is imperative that this process be completed without further delay, so that Harbert and/or one or more other appropriate creditor representatives can be added to the Plan Committee before any further material settlements are proposed.

We appreciate the Board's consideration of these issues and urge the Board to take prompt and appropriate action.

Sincerely,

Philip Falcone

Cc: Jesse Hibbard, HBK Investments, LP
Robert Platek, MSD Capital
Kevin Cavanaugh, Greenwich Capital
Robert Fraley, Fortress Investment
Robert Fields, MFP Investors LLC
Mike Embler, Franklin Mutual Advisors
Peter Faulkner, PSAM
John Barrett, Avenue Capital
Brett Haire, Brave Asset Management
Sandra Ortiz, Wilmington Trust
Alan Kornberg, Paul Weiss
Phil Bentley, Kramer Levin
Tom Knapp, NorthWestern General Counsel

Exhibit 3

Filed pursuant to Form SE.

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
NORTHWESTERN CORPORATION,	:	Case No. 03-12872 (CGC)
Debtor.	:	

SECOND AMENDED AND RESTATED DISCLOSURE STATEMENT PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE FOR THE PLAN OF REORGANIZATION OF THE DEBTOR

PAUL, HASTINGS, JANOFSKY & WALKER , LLP
Jesse H. Austin, III
Karol K. Denniston
Carolyn Chayavadhanangkur
600 Peachtree Street, N.E.
Suite 2400
Atlanta, Georgia 30308
Telephone: (404) 815-2400

GREENBERG TRAURIG, LLP
Scott D. Cousins
Victoria Watson Counihan
William E. Chipman, Jr.
The Brandywine Building
1000 West Street, Suite 1540
Wilmington, DE 19801
Telephone: (302) 661-7000

Co-Counsel to the Debtor
and Debtor-in-Possession

Dated: August 18, 2004
Wilmington, Delaware

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ARTICLE I
INTRODUCTION AND SUMMARY

A. Overview

NorthWestern Corporation, the above-captioned debtor and debtor-in-possession (the "Debtor"), transmitted its First Amended Disclosure Statement ("First Amended Disclosure Statement") pursuant to Section 1125(b) of Title 11, United States Code, 11 U.S.C. §§ 101 et seq. (the "Bankruptcy Code") and Rule 3017 of the Federal Rules of Bankruptcy Procedure ("Bankruptcy Rules"), in connection with its proposed Plan of Reorganization dated May 24, 2004 (the "First Amended Plan"), to provide adequate information to enable holders of Claims and Equity Interests that are impaired and entitled to vote under the First Amended Plan to make an informed judgment in exercising their right to vote for acceptance or rejection of the First Amended Plan.

The Debtor files this Second Amended and Restated Disclosure Statement (the "Disclosure Statement") pursuant to Section 1125(b) of Title 11, United States Code, 11 U.S.C. §§ 101 et seq. in connection with the Second Amended Plan (as the same may be amended, the "Plan"), to provide adequate information to enable holders of Claims and Equity Interests entitled to vote pursuant to the Resolicitation Order to make an informed judgment in exercising their right to vote for acceptance or rejection of the Plan.[1] A copy of the Plan is attached hereto as Exhibit A. All capitalized terms used but not defined in this Disclosure Statement shall have the respective meanings ascribed to them in the Plan unless otherwise noted.

The Plan provides a means by which the Debtor will be reorganized under Chapter 11 of the Bankruptcy Code, and sets forth the treatment of all Claims against and Equity Interests in the Debtor.

Also attached as Exhibits to this Disclosure Statement are copies of the following:

1. Order of the Bankruptcy Court dated May 26, 2004 (the "Disclosure Statement Approval Order"), which among other things, approves the Disclosure Statement and establishes certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);
2. Resolicitation Order (Exhibit C);

[1] Contemporaneous with filing this amended Disclosure Statement the Debtor has also filed (i) Summary Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code (the "Summary Disclosure Statement"), and (ii) Second Amended and Restated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated August 18, 2004 (the "Second Amended Plan"). If you wish to receive a copy of the Second Amended Disclosure Statement or Second Amended Plan, please direct your written request to: *Kurtzman Carson Consultants, LLC*, 12910 Culver Boulevard, Suite I, Los Angeles, California 90066-6709, Attention: Christopher R. Schepper, Telephone: (866) 381-9100. Alternatively, a copy may be viewed on the Balloting Agent's website at http://www.kccllc.net/northwestern. In addition, copies of the Second Amended Plan and Second Amended Disclosure Statement may be viewed on the Debtor's website, www.northwestern.com, or hard copies may be requested by contacting Tammy Lydic, Manager-Investor Communications, at 604-782-5345.

3. Debtor's Pre-Petition Debt Structure (Exhibit D);

4. Proposed Released Parties (Exhibit E);

5. Agreement in Principle by and among NorthWestern Corporation, the Montana Public Service Commission and the Montana Consumer Counsel dated May 14, 2004 (Exhibit F-1);

6. Stipulation and Settlement Agreement among NorthWestern Corporation, the Montana Public Service Commission and the Montana Consumer Counsel dated July 8, 2004 (Exhibit F-2);

7. Bankruptcy Court Order Approving Stipulation and Settlement Agreement among Debtor, Montana Public Service Commission and Montana Consumer Counsel Pursuant to Sections 105(a) and 1129(a)(4) of the Bankruptcy Code and Rule 9019 of the Bankruptcy Rules entered on July 15, 2004 (Exhibit F-3);

8. Management (Exhibit G);

9. NorthWestern Corporation Liquidation Analysis (Exhibit H);

10. NorthWestern Corporation 2004-2008 Financial Projections (Exhibit I);

11. NorthWestern Corporation Form 10-Q for the Fiscal Quarter Ended June 30, 2004 ("June 30 10-Q") (Exhibit J);

12. NorthWestern Corporation Form 10-Q for the Fiscal Quarter Ended March 31, 2004 ("March 31 10-Q") (Exhibit K);

13. NorthWestern Corporation Form 10-K, and Accompanying Audited Financial Statements, for the Fiscal Period Ended December 31, 2003 ("10-K") (Exhibit L);

14. NorthWestern Corporation Form 10-Q for the Fiscal Quarter Ended September 30, 2003 ("Sept. 30 10-Q") (Exhibit M);

15. Reorganized NorthWestern Corporation Charter (Exhibit N); and

16. Debtor's Projected Balance Sheet as of September 30, 2004 (Exhibit O);

17. QUIPS Litigation Decision (Exhibit P)

The Disclosure Statement Approval Order set forth the deadlines, procedures and instructions for voting to accept or reject the First Amended Plan and for filing objections to confirmation of the First Amended Plan, the record date for voting purposes, and the applicable standards for tabulating Ballots. Detailed voting instructions also accompanied

each Ballot. In accordance with Section 1126(b) of the Bankruptcy Code, on or about June 4, 2004, the Debtor commenced the solicitation of the votes of the Impaired Classes of creditors entitled to vote on the First Amended Plan by causing a copy of the First Amended Disclosure Statement, the First Amended Plan and a ballot to be sent to each Impaired Creditor and solicited their votes to accept or reject the First Amended Plan. The Disclosure Statement Order established May 26, 2004 as the Record Date for the solicitation of acceptances and rejections of the First Amended Plan. The voting period ended at 5:00 p.m. (PDT) on August 2, 2004 (the "Voting Deadline").

The result of the solicitation was the overwhelming acceptance of the First Amended Plan by the Impaired Creditors entitled to vote on the First Amended Plan, with respect to both numerosity and amount, except with regard to creditors holding Unsecured Subordinated Note Claims classified in Class 8 under the First Amended Plan. Class 8 voted to reject the First Amended Plan. The Debtor continued to negotiate with Wilmington Trust, as indenture trustee under the TOPrS Indenture and Harbert Management Corporation, on behalf of itself and on behalf of the investors it represents as holders of claims in Class 8, and representatives and counsel for the Official Committee of Unsecured Creditors (the "Creditors' Committee") to facilitate a consensual resolution. The result of these negotiations is a compromise and settlement by and among the parties, which will increase the amount Class 7 and Class 9 will contribute to fund distributions to Class 8 under the Plan, as more fully set forth below. In order to provide adequate information regarding the amendment to the Plan in connection with the compromise and settlement, the Debtor filed this Disclosure Statement and the Summary Disclosure Statement.

The Resolicitation Order approves the Summary Disclosure Statement and this Disclosure Statement and authorizes the Debtor to resolicit votes from holders of Class 7, 8(a) and (b) and 9 Claims.[2] The Resolicitation Order sets forth the deadlines, procedures and instructions for resolicitation, the record date for voting purposes, and the applicable standards for tabulating Ballots. Detailed voting instructions also accompany each Ballot. Each holder of a Claim or Interest entitled to vote on the Plan should read the Disclosure Statement, the Plan, the Resolicitation Order and the instructions accompanying the Ballot in their entirety before voting on the Plan. These documents contain, among other things, important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes to accept or reject the Plan may be made except pursuant to Section 1125 of the Bankruptcy Code.

THE DEBTOR AND THE CREDITORS' COMMITTEE HAVE NEGOTIATED THE TERMS OF THE SECOND AMENDED PLAN AND THE SETTLEMENT WITH WILMINGTON TRUST AND HARBERT. THE DEBTOR AND THE CREDITORS' COMMITTEE STRONGLY URGE ACCEPTANCE OF THE PLAN. WILMINGTON TRUST, ALONG WITH THE DEBTOR AND THE CREDITORS' COMMITTEE, STRONGLY URGE THOSE CREDITORS HOLDING CLAIMS IN CLASSES 7, 8(a) and (b), AND 9 WHICH PREVIOUSLY VOTED TO REJECT THE PLAN TO CHANGE THEIR VOTES FOR ACCEPTANCE OF THE PLAN. ANY HOLDER OF A CLAIM OR INTEREST THAT ACCEPTED OR REJECTED THE

[2] All other votes by Impaired Creditors on the Plan as of the Voting Deadline shall remain unaffected.

PLAN PREVIOUSLY DISTRIBUTED WILL BE DEEMED TO HAVE ACCEPTED OR REJECTED, AS THE CASE MAY BE, THE PLAN SETTING FORTH THE MODIFICATIONS DESCRIBED IN THIS DISCLOSURE STATEMENT, UNLESS, WITHIN THE TIME FIXED BY THE BANKRUPTCY COURT AS PROVIDED HEREIN, SUCH HOLDER CHANGES ITS PREVIOUS ACCEPTANCE OR REJECTION.

B. Summary of Classification and Treatment Under the Plan

In general, and as more fully described herein, the Plan effectuates a restructuring of the Debtor's pre-petition indebtedness and business operations. The Plan: (i) divides Claims and Equity Interests into sixteen (16) classes; (ii) sets forth the treatment afforded to each class of Claims; and (iii) provides the means by which the Debtor will be reorganized under Chapter 11 of the Bankruptcy Code (the Debtor, after such reorganization, being the "Reorganized Debtor"). The following table sets forth a summary classification of each type of Claim and Equity Interest under the Plan (a more detailed description of the Plan and proposed treatment of each type of Claim and Equity Interest is set forth in Section IV of this Disclosure Statement entitled "Overview of The Plan").[3]

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
Class 1	Priority Claims	Unimpaired and not entitled to vote	100%
Class 2	Unsecured Priority Claims	Unimpaired and not entitled to vote	100%
Class 3	Bank One DIP Financing Claims	Unimpaired and not entitled to vote	100%
Class 4	CSFB Financing Claims •Portion of financing secured by Montana utility assets under First Mortgage Bonds, Credit Agreement (2002) Series Due 2006: $278,600,000 (plus accrued interest: $5,146,361) •Portion of financing secured by South Dakota utility assets under New Mortgage Bonds, Credit Agreement (2002) Series Due 2006: $109,450,000	Unimpaired and not entitled to vote	100%

[3] This summary contains only a brief and simplified description of the classification and projected recoveries of Claims and Equity Interests under the Plan as of the Petition Date. It does not describe every provision of the Plan. Accordingly, reference should be made to the entire Disclosure Statement (including exhibits) and the Plan for a complete description of the classification and treatment of Claims and Equity Interests.

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
	(plus accrued interest: $2,021,785) Total face amount: $388,050,000[4] Total accrued interest: $7,168,146		
Class 5	Secured Bondholder Claims	Unimpaired and not entitled to vote	100%
	South Dakota First Mortgage Bond Claims •New Mortgage Bonds, 7.10% Series Due 2005: $60,000,000 (plus accrued interest: $520,667) •First Mortgage Bonds, 7% Series Due 2023: $55,000,000 (plus accrued interest $310,138) Total face amount: $115,000,000[5] Total accrued interest: $830,805[6]		
	Montana First Mortgage Bond Claims •First Mortgage Bonds, 7% Series Due 2005: $5,386,000 (plus accrued interest: $14,767) •First Mortgage Bonds, 7.30% Series Due 2006: $150,000,000 (plus accrued		

(...continued)

4 The CSFB financing facility provides for amortizing payments of $975,000 due each quarter. The principal amount outstanding on the CSFB facility as of the Petition Date was $388,050,000.

5 This face amount is exclusive of the bonds held as security by CSFB, which are included in the claim amount listed in Class 4.

6 This interest amount is exclusive of the bonds held as security by CSFB, which are included in the claim amount listed in Class 4.

7 This face amount is exclusive of the bonds held as security by CSFB, which are included in the claim amount listed in Class 4.

8 This interest amount is exclusive of the bonds held as security by CSFB, which are included in the claim amount listed in Class 4.

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
	interest: $3,166,375) •First Mortgage Bonds, 8-1/4% Series Due 2007: $365,000 (plus accrued interest: $3,689) •7.25% Secured Medium-Term Notes Due 2008: $13,000,000 (plus accrued interest: $351,081) •First Mortgage Bonds, 8.95% Series Due 2022: $1,446,000 (plus accrued interest: $15,854) Total face amount: $170,197,000[7] Total accrued interest: $3,551,766[8]		
	Montana Pollution Control Bond Claims •First Mortgage Bonds, 6-1/8% Series due 2023: $90,205,000 (plus accrued interest: $2,058,083)[9] •First Mortgage Bonds, 5.90% Series Due 2023: $80,000,000 (plus accrued interest: $1,364,867)[10] Total face amount: $170,205,000 Total accrued interest: $3,422,950		
	South Dakota Pollution Control Bond Claims •5.90% Grant County, South Dakota Series 1993A Revenue Bonds Due 2023: $6,400,000 (plus accrued interest: $109,084)		

[9] These bonds secure the Debtor's obligations under a certain indenture and loan agreement with respect to City of Forsyth, Montana Series 1993A Pollution Control Revenue Refunding Bonds Due 2023.

[10] These bonds secure the Debtor's obligations under a certain indenture and loan agreement with respect to City of Forsyth, Montana Series 1993B Pollution Control Revenue Refunding Bonds Due 2023.

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
	•5.90% Grant County, South Dakota Series 1993B Revenue Bonds Due 2023: $3,400,000 (plus accrued interest: $57,951) •5.90% City of Salix, Iowa Series 1993 Revenue Bonds Due 2023: $4,000,000 (plus accrued interest $68,178) •5.85% Mercer County, North Dakota Series 1993 Revenue Bonds Due 2023: $7,550,000 (plus accrued interest: $127,594) Total face amount: $21,350,000 Total accrued interest: $362,807		
	Gas Transition Bond Claims •MPC Natural Gas Funding Trust 6.2% Transition Bonds Due 2012: $48,318,000 (plus accrued interest: $1,531,982)		
Class 6	Other Secured Claims Capital lease obligations: $9,689,766 Letters of credit: $13,750,000	Unimpaired and not entitled to vote	100%
Class 7	Unsecured Note Claims	Impaired and entitled to vote	Allowed claims converted to 91% of New Common Stock to be shared Pro rata between and among claimants in Class 7 and Class 9.[11]

[11] The per share price and value of New Common Stock used for purposes of determining recoveries is shown adjusted for dilution resulting from the issuance of Warrants to Class 8 claimants and the 228,320 restricted shares to be issued under the New Incentive Plan to management.

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
	November 1, 1998 Indenture Claims •7.875% Senior Notes Due 2007: $250,000,000 (plus accrued interest: $9,789,063) •8.75% Unsecured Senior Notes Due 2012: $470,000,000 (plus accrued interest: $20,448,264) •6.95% Senior Unsecured Debentures Due 2028: $105,000,000 (plus accrued interest: $2,412,229) Total face amount: $825,000,000 Total accrued interest: $32,649,556		Assuming a $19.77 per share price gross recovery is estimated to be $586,249,692 and recovery on claims is estimated to be 68.4%.[12]
	December 1, 1989 Indenture Claims •7.875% Unsecured Medium-Term Notes due 2026: $20,000,000 (plus accrued interest ($319,375) •7.96% Unsecured Medium-Term Notes due 2026: $5,000,000 (plus accrued interest ($801,706) •7.07% Unsecured Medium-Term Notes due 2006: $15,000,000 (plus accrued interest ($215,046) Total face amount: $40,000,000 Total accrued interest: $615,127		Assuming a $19.77 per share price gross recovery is estimated to be $27,762,628 and recovery on claims is estimated to be 68.4%.[13]

[12] The per share price and value of New Common Stock used for purposes of determining recoveries is shown adjusted for dilution resulting from the issuance of Warrants to Class 8 claimants and the 228,320 restricted shares to be issued under the New Incentive Plan to management.

[13] The per share price and value of New Common Stock used for purposes of determining recoveries is shown adjusted for dilution resulting from the issuance of Warrants to Class 8 claimants and the 228,320 restricted shares to be issued under the New Incentive Plan to management.

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
Class 8	Unsecured Subordinated Note Claims	Impaired and entitled to vote	
Class 8(a)	August 1, 1995 Indenture Claims[14] •8.125% Junior Subordinated Deferrable Interest Debentures Due 2025: $33,360,150 (plus accrued dividends and interest: $1,213,950) •7.20% Junior Subordinated Deferrable Interest Debentures Due 2038: $55,633,550 (plus accrued dividends and interest: $1,818,591) •8.25% Junior Subordinated Deferrable Interest Debentures Due 2031: $109,011,575 (plus accrued dividends and interest $3,920,501) •8.10% Junior Subordinated Deferrable Interest Debentures Due 2032: $111,985,525 (plus accrued dividends and interest: $4,125,557) Total face amount: $309,990,800 Total accrued dividends and interest: $11,078,599	Impaired and entitled to vote	Allowed claims converted to 6.6% of New Common Stock plus Warrants exercisable for an additional 10.6% of New Common Stock shared Pro Rata between claimants. Assuming a $19.77 per share price gross recovery is estimated to be $49,251,775 and recovery on claims is estimated to be 15.3%.[15]
Class 8(b)	November 1, 1996 Indenture Claims •8.45% Junior Subordinated Debentures Due 2036: $67,010,325 (plus accrued dividends and interest: $2,527,548)	Impaired and entitled to vote.	If Class 8(b) accepts Plan, a holder accepting the Plan may choose to receive either: (i) allowed claims converted to 1.4% of New

[14] The amounts included are net of TOPrs held by the Debtor in the approximate total principal and interest amount of $4,700,041.

[15] The per share price and value of New Common Stock used for purposes of determining recoveries is shown adjusted for dilution resulting from the issuance of Warrants to Class 8 claimants and the 228,320 restricted shares to be issued under the New Incentive Plan to management.

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
			Common Stock plus Warrants exercisable for an additional 2.3% of New Common Stock shared Pro Rata between claimants ("Option 1"); or Pro Rata Share of recoveries, if any, from the QUIPS Litigation following final resolution of such litigation where any recoveries will be treated as a Class 9 General Unsecured Claim ("Option 2"). If Class 8(b), as a Class rejects Plan, then any recoveries will be from recoveries, if any, following final resolution of the QUIPS Litigation and treated as a Class 9 General Unsecured Claim, and 1.4%

(...continued)

16 The per share price and value of New Common Stock used for purposes of determining recoveries is shown adjusted for dilution resulting from the issuance of Warrants to Class 8 claimants and the 228,320 restricted shares to be issued under the New Incentive Plan to management.

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
			of New Common Stock will be allocated Pro Rata to Class 7 and Class 9, and the Warrants allocated to Class 8(b) canceled. Assuming Class 8(b) as a Class accepts the Plan and choose Option 1 and a $19.77 per share price, gross recovery is estimated to be $10,667,051 and recovery on claims is estimated to be 15.3%.[16]
Class 9	General Unsecured Claims	Impaired and entitled to vote	Allowed claims converted to 91% of New Common Stock to be shared Pro rata between and among claimants in Class 7 and Class 9 -- assuming a $19.77 per share price gross recovery is estimated to be $31,555,807 and recovery on claims is

CLASS	DESCRIPTION	STATUS	ESTIMATED RECOVERY
			estimated to be 68.4%.[17]
Class 10	Unsecured Convenience Claims each of $20,000 or Less	Unimpaired and not entitled to vote	100%
Class 11	Environmental Claims	Unimpaired and not entitled to vote	100%
Class 12	D&O Trust Claims	Impaired and entitled to vote	Unknown at this time; to be channeled to D&O Trust
Class 13	Other Equity and Interest Holder Claims	Impaired and deemed to have rejected the Plan	0%
Class 14	Securities Claims	Unimpaired and not entitled to vote	100%
Class 15	Opt-Out Securities Claims	Impaired and deemed to have rejected the Plan	Unknown at this time; to be channeled to D&O Trust

THIS DISCLOSURE STATEMENT HAS BEEN APPROVED BY ORDER OF THE BANKRUPTCY COURT AS CONTAINING INFORMATION OF A KIND, AND IN SUFFICIENT DETAIL, TO ENABLE HOLDERS OF CLAIMS TO MAKE AN INFORMED JUDGMENT IN VOTING TO ACCEPT OR REJECT THE PLAN. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION OR RECOMMENDATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR THE MERITS OF THE PLAN.

THIS DISCLOSURE STATEMENT CONTAINS A SUMMARY OF CERTAIN PROVISIONS OF THE PLAN, THE PLAN DOCUMENTS, AND CERTAIN FINANCIAL INFORMATION. WHILE THE DEBTOR BELIEVES THAT THESE SUMMARIES ARE FAIR AND ACCURATE AND PROVIDE ADEQUATE INFORMATION WITH RESPECT TO THE DOCUMENTS SUMMARIZED, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS. FURTHERMORE, ALTHOUGH THE DEBTOR HAS MADE EVERY

[17] The per share price and value of New Common Stock used for purposes of determining recoveries is shown adjusted for dilution resulting from the issuance of Warrants to Class 8 claimants and the 228,320 restricted shares to be issued under the New Incentive Plan to management.

EFFORT TO BE ACCURATE, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT, UNLESS OTHERWISE INDICATED, BEEN THE SUBJECT OF AN AUDIT BY AN OUTSIDE ACCOUNTING FIRM. IN THE EVENT OF ANY CONFLICT, INCONSISTENCY, OR DISCREPANCY BETWEEN THE TERMS AND PROVISIONS IN THIS DISCLOSURE STATEMENT AND THE TERMS AND PROVISIONS IN THE PLAN, THE PLAN DOCUMENTS, OR THE FINANCIAL INFORMATION INCORPORATED THEREIN BY REFERENCE, THE PLAN SHALL GOVERN FOR ALL PURPOSES. ALL HOLDERS OF CLAIMS SHOULD READ THIS DISCLOSURE STATEMENT, THE PLAN AND THE EXHIBITS TO THIS DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING ON THE PLAN.

THE STATEMENTS AND FINANCIAL INFORMATION CONTAINED HEREIN HAVE BEEN MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED. HOLDERS OF CLAIMS AND EQUITY INTERESTS, AND OTHER PARTIES-IN-INTEREST REVIEWING THIS DISCLOSURE STATEMENT SHOULD NOT INFER AT THE TIME OF SUCH REVIEW THAT THERE HAVE BEEN NO CHANGES IN THE FACTS SET FORTH HEREIN UNLESS SO SPECIFIED. WHILE THE DEBTOR HAS MADE EVERY EFFORT TO DISCLOSE WHERE CHANGES IN PRESENT CIRCUMSTANCES COULD REASONABLY BE EXPECTED TO AFFECT MATERIALLY THE VOTE ON THE PLAN, THIS DISCLOSURE STATEMENT IS QUALIFIED TO THE EXTENT THAT CERTAIN EVENTS, SUCH AS THOSE MATTERS DISCUSSED IN SECTION IX BELOW ENTITLED "RISK FACTORS," DO OCCUR.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND NOT IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER APPLICABLE NON-BANKRUPTCY LAWS. PERSONS OR ENTITIES HOLDING OR TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING CLAIMS AGAINST, OR SECURITIES OF, THE DEBTOR SHOULD EVALUATE THIS DISCLOSURE STATEMENT IN LIGHT OF THE PURPOSE FOR WHICH IT WAS PREPARED.

IN ACCORDANCE WITH THE BANKRUPTCY CODE, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS SUCH APPLICABLE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.

WITH RESPECT TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER PENDING OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT AND THE INFORMATION CONTAINED HEREIN SHALL NOT BE CONSTRUED AS AN ADMISSION OR STIPULATION, BUT RATHER AS STATEMENTS MADE IN SETTLEMENT NEGOTIATIONS PURSUANT TO RULE 408 OF THE FEDERAL RULES OF EVIDENCE.

THE DEBTOR OPERATES ITS UTILITY BUSINESS IN THREE STATES SUBJECT TO THE REGULATORY JURISDICTION OF EACH STATE. THE DEBTOR AND THE MONTANA PUBLIC SERVICE COMMISSION DISAGREE ON THE SCOPE OF MONTANA UTILITY LAW AND THE STATE'S ABILITY TO REGULATE THE DEBTOR BOTH DURING AND AFTER THE BANKRUPTCY PROCEEDING. TO CREATE SOME CERTAINTY FOR THE DEBTOR, THE MPSC, AND THE DEBTOR'S CREDITORS, THE DEBTOR HAS AGREED TO CERTAIN TERMS, REQUESTED BY THE MPSC, THAT WILL GOVERN THE DEBTOR'S OPERATIONS UPON EMERGENCE FROM BANKRUPTCY. THESE TERMS ARE SET FORTH IN THE STIPULATION AND SETTLEMENT AGREEMENT APPROVED BY THE BANKRUPTCY COURT IN AN ORDER DATED JULY 19, 2004. A COPY OF THE STIPULATION AND SETTLEMENT AGREEMENT IS ATTACHED TO THIS DISCLOSURE STATEMENT AS EXHIBIT F-2.

C. Voting and Confirmation Procedures

Accompanying the First Amended Disclosure Statement in addition to all other Exhibits, were copies of the following documents:

(i) the First Amended Plan; and

(ii) the Disclosure Statement Approval Order, approving (a) the First Amended Disclosure Statement as containing adequate information pursuant to Section 1125 of the Bankruptcy Code, (b) the forms of Ballots to be executed by holders of impaired Claims for voting to accept or reject the First Amended Plan and (c) the notice of and fixing the time for (1) submitting acceptances of or rejections to the First Amended Plan and making elections required under the First Amended Plan, (2) the hearing to consider confirmation of the First Amended Plan and (3) filing objections to confirmation of the First Amended Plan;

The forms of Ballots, and the related materials delivered with the First Amended Disclosure Statement were furnished for purposes of soliciting votes on the First Amended Plan to the following holders of impaired claims: Class 7 Unsecured Note Claims, Class 8 Unsecured Subordinated Note Claims, Class 9 General Unsecured Claims, and Class 12 D&O Trust Claims. With regard specifically to the Unsecured Notes and the Unsecured Subordinated Notes held by banks and/or brokers (the "Record Holders") for the beneficial ownership of other entities or individuals (the "Beneficial Holders"), the Debtor or its balloting agent, Kurtzman Carson Consultants, LLC (the "Balloting Agent"), provided a sufficient number of copies of the First Amended Disclosure Statement, the First Amended Plan and the Ballots to the Record Holders for transmission to each of the Beneficial Holders. The Debtor asked the Record Holders to send copies of the First Amended Disclosure Statement, the First Amended Plan and the Ballots to the respective Beneficial Holders, and to collect completed Ballots from such Beneficial Holders on the Debtor's behalf. The Record Holders were asked to summarize the results of the votes received from the Beneficial Holders on a summary form, *i.e.*, a master ballot, which was provided to each Record Holder by the Debtor. In addition, the First Amended Disclosure Statement was also provided to holders of claims in Classes 1 through 6 and Classes 10, 11 and 14 (who are deemed to accept the Plan), and Class 15 Opt-out Securities Claims and holders of Equity Interests in Class 13 (who are deemed to reject the Plan), and other entities, solely for informational purposes.

The result of the initial solicitation was the overwhelming acceptance of the Plan by the Impaired Creditors entitled to vote on the Plan, with respect to both numerosity and amount, except with regard to creditors holding Unsecured Subordinated Note Claims classified in Class 8 under the First Amended Plan. Class 8 voted to reject the First Amended Plan.

D. Resolicitation Procedures

Accompanying this Disclosure Statement in addition to all other Exhibits, are copies of the following documents:

(i) the Plan; and

(ii) the Resolicitation Order, approving (a) the Summary Disclosure Statement and Disclosure Statement; (b) setting a Resolicitation Record Date for Voting Purposes; (c) authorizing resolicitation of votes; (d) scheduling a continued hearing on confirmation of Plan; and (e) establishing notice requirements regarding the continued Confirmation Hearing and approving the form and manner of notice.

Pursuant to the Resolicitation Order, the Debtor shall resolicit acceptances or rejections of the Plan from holders of allowed impaired claims against the Debtor in Class 7, Class 8(a), Class 8(b) and Class 9. The Debtor shall furnish for purposes of such resolicitation to holders of Class 7, Class 8 and Class 9 claims a copy of the Resolicitation Order, the Summary Disclosure Statement and a ballot to each such holder who is eligible to vote on the Plan (the "Resolicitation Package").[18]

The forms of Ballots, and the related materials to be delivered with the Summary Disclosure Statement are furnished for purposes of soliciting votes on the Plan to the following holders of impaired claims: Class 7 Unsecured Note Claims, Class 8(a) Unsecured Subordinated Note Claims represented by TOPrS Notes, Class 8(b) Unsecured Subordinated Note Claims represented by QUIPS Notes and Class 9 General Unsecured Claims. With regard specifically to the Unsecured Notes and the Class 8(a) and Class 8(b) Unsecured Subordinated Notes held by banks and/or brokers (the "Record Holders") for the beneficial ownership of other entities or individuals (the "Beneficial Holders"), the Debtor or its balloting agent, Kurtzman Carson Consultants, LLC (the "Balloting Agent"), provide a sufficient number of copies of the Summary Disclosure Statement and the Ballots to the Record Holders for transmission to each of the Beneficial Holders. The Debtor asks the Record Holders to send copies of the Summary Disclosure Statement and the Ballots to the respective Beneficial Holders, and to collect completed Ballots from such Beneficial Holders on the Debtor's behalf. The Record Holders are

[18] If you wish to receive a copy of any of the following documents, please direct your written request to: *Kurtzman Carson Consultants, LLC*, 12910 Culver Boulevard, Suite I, Los Angeles, California 90066-6709, Attention: Christopher R. Schepper, Telephone: (866) 381-9100: (i) Plan; (ii) Disclosure Statement; (iii) Resolicitation Order; and (iv) Motion for an Order (A) Approving the Debtor's Second Amended Disclosure Statement and Summary Disclosure Statement; (B) Establishing Procedures for Limited Resolicitation and Tabulation of Votes on Debtor's Second Amended and Restated Plan of Reorganization; (C) Approving the Form and Manner of Notice; and (D) Granting Related Relief. Alternatively, copies may be viewed on the Balloting Agent's website at http://www.kccllc.net/northwestern. In addition, copies of the Second Amended Plan and Second Amended Disclosure Statement may be viewed on the Debtor's website, www.northwestern.com, or hard copies may be requested by contacting Tammy Lydic, Manager-Investor Communications, at 604-782-5345.

asked to summarize the results of the votes received from the Beneficial Holders on a summary form, *i.e.*, a master ballot, which was provided to each Record Holder by the Debtor.

(1) Who May Vote on the Plan

Pursuant to the provisions of the Bankruptcy Code, only impaired classes of Claims or Equity Interests are entitled to vote to accept or reject a plan of reorganization. A class which is not "impaired" (also referred to as "unimpaired") under a plan is deemed to have accepted such plan and does not vote. The requirements for acceptance and confirmation of the Plan are set forth in Section VI of this Disclosure Statement.

A class is "impaired" under the Bankruptcy Code unless the legal, equitable, and contractual rights of the holders of Claims or Equity Interests in such class are not modified or altered. For purposes of the Plan, holders of Unsecured Note Claims in Class 7, Unsecured Subordinated Note Claims in Class 8(a) and Class 8(b), and General Unsecured Claims in Class 9, and D&O Trust Claims in Class 12[19] are impaired and are entitled to vote on the Plan.[20] Holders of Priority Claims in Class 1, Unsecured Priority Claims in Class 2, Bank One DIP Financing Claims in Class 3, CSFB Financing Claims in Class 4, Secured Bondholder Claims in Class 5, Other Secured Claims in Class 6, Unsecured Convenience Claims of $20,000 or Less in Class 10, Environmental Claims in Class 11 and Securities Claims in Class 14 are unimpaired; therefore, such Classes are deemed to accept the Plan and do not vote. Other Equity and Interest Holders in Class 13 will not receive or retain any property or interest in property under the Plan, and are therefore deemed to reject the Plan and are not entitled to vote. Holders of Opt-Out Securities Claims will not receive or retain any property or interest in property under the Plan, and therefore deemed to reject the Plan and are not entitled to vote.

(2) Voting Procedures

All votes to accept or reject the Plan must be cast by using the form of Ballot (or, in the case of a brokerage firm or bank holding Unsecured Notes or Unsecured Subordinated Notes in its own name as a Record Holder on behalf of a Beneficial Holder, on the form of Ballot entitled "Master Ballot") enclosed with the Resolicitation Package. No votes other than ones using such Ballots will be counted except to the extent the Bankruptcy Court orders otherwise. The Bankruptcy Court has fixed 5:00 p.m. (Pacific Standard Time) on May 26, 2004 (the "Voting Record Date") as the time and date for the determination of holders of record of Claims who are entitled to (a) receive a copy of the Summary Disclosure Statement and all of the related materials and (b) where applicable, vote to accept or reject the Plan. After carefully reviewing the Plan and the Disclosure Statement, including the attached Exhibits and the Plan Documents, please indicate your acceptance or rejection of the Plan on the appropriate Ballot and return such Ballot in the enclosed envelope to the Balloting Agent at the following address:

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19 Holders of Claims in impaired Classes are entitled to vote. Pursuant to Section 1129(a)(10) of the Bankruptcy Code, if a class of claims is impaired under the plan, in order to determine if at least one class of claims that is impaired under the plan has accepted the plan, such determination shall be made without including any acceptance of the plan by any Insider.

20 Pursuant to the Resolicitation Order, only creditors in Classes 7, 8 and 9 are entitled to vote to accept or reject the Plan as modified. All other votes by Impaired Creditors submitted in connection with the First Amended Plan as of the Voting Deadline shall remain unaffected.

Kurtzman Carson Consultants, LLC
12910 Culver Boulevard, Suite I
Los Angeles, California 90066-6709
Attention: Christopher R. Schepper
Telephone: (866) 381-9100

BALLOTS MUST BE RECEIVED ON OR BEFORE 5:00 P.M. (PACIFIC STANDARD TIME) ON OR BEFORE SEPTEMBER 29, 2004 (THE "RESOLICITATION VOTING DEADLINE"). ANY BALLOT WHICH (I) IS NOT EXECUTED, (II) IS EXECUTED BY THE HOLDER OF AN ALLOWED CLAIM BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN, (III) HAS BOTH THE ACCEPTANCE AND REJECTION BOXES CHECKED OR (IV) IS SENT BY FAX, OR OTHER ELECTRONIC COMMUNICATION SHALL NOT BE COUNTED. IF YOU ARE A BENEFICIAL HOLDER OF A SECURITY HELD BY A NOMINEE, PLEASE NOTE THAT BALLOTS MUST BE RETURNED BY HAND, MAIL, OR OVERNIGHT TRANSMISSION TO YOUR NOMINEE IN SUFFICIENT TIME FOR IT TO BE FORWARDED BY YOUR NOMINEE TO THE DEBTOR'S BALLOTING AGENT BY THE RESOLICITATION VOTING DEADLINE.

THE BALLOTS ALSO ALLOW YOU TO VOTE TO ACCEPT OR REJECT THE RELEASES OF NONDEBTOR PERSONS OR ENTITIES PROVIDED IN ARTICLE X OF THE PLAN.[21]

If you have any questions regarding the procedures for voting on the Plan, please contact the Balloting Agent at the above address and telephone number.

ARTICLE II
DESCRIPTION OF DEBTOR AND EVENTS LEADING TO COMMENCEMENT OF CHAPTER 11 CASE

A. Overview of the Debtor and its Business Operations

The Debtor and its direct and indirect non-debtor energy subsidiaries comprise one of the largest providers of electricity and natural gas in the upper Midwest and Northwest regions of the United States, serving approximately 608,000 customers throughout Montana, South Dakota and Nebraska.

The Debtor has generated and distributed electricity in South Dakota and has distributed natural gas in South Dakota and Nebraska through its energy division, NorthWestern Energy, since the Debtor's formation in 1923. In February 2002, the Debtor completed its acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company (the "Montana Operations") for $478.0 million in cash and the assumption of $511.1 million in existing debt and preferred stock, net of cash received. As a result of the acquisition, from February 15, 2002, the closing date of the acquisition, through November 15,

[21] Exhibit E identifies the individuals to whom the Debtor proposes to provide releases in connection with the Class Action as well as general releases.

2002, the Debtor distributed electricity and natural gas in Montana through its wholly owned subsidiary, NorthWestern Energy, L.L.C. Effective November 15, 2002, NorthWestern Energy, L.L.C. transferred all of the energy and natural gas transmission and distribution operations and assets and all related liabilities except certain designated liabilities to the Debtor and, since that date, the Debtor has operated the Montana Operations through its energy division, NorthWestern Energy. This November 15, 2002 transfer and transaction is generally referred to as the "going flat" transaction.

The acquisition of the Montana Operations has contributed a significant component of the Debtor's revenues and operating income since February 1, 2002. The Debtor's electric and natural gas utility segments, combined, reported 2003 operating income of $144.4 million compared with operating income of $143.6 million in 2002. Revenues for 2003 were $1,017.8 million which represents an increase from revenues of $773.7 million in 2002.

(1) Electric Operations

The Debtor operates regulated electric utility businesses in Montana and South Dakota. The Debtor is subject to the jurisdiction of, and regulation by, the Federal Energy Regulatory Commission ("FERC"), with respect to the issuance of securities and setting of wholesale electric rates. The Debtor is not subject to the Public Utility Holding Company Act of 1935 ("PUHCA"). With respect to electric service territorial issues, rates, terms and conditions of service, accounting records and other aspects of its operations, the Debtor's Montana Operations are subject to the jurisdiction of, and regulation by, the Montana Public Service Commission ("MPSC"), and its South Dakota operations are subject to the jurisdiction of, and regulation by, the South Dakota Public Utilities Commission ("SDPUC").

The Debtor's Montana electric utility business consists of an extensive electric transmission and distribution network. The Debtor's Montana service territory covers approximately 107,600 square miles, which represents approximately 73% of Montana's land area. The Debtor delivers electricity to approximately 305,000 customers in 191 communities and their surrounding rural areas in Montana, including Yellowstone National Park. It also delivers electricity to rural electric cooperatives in Montana that serve approximately 76,000 customers. The Debtor's Montana electric distribution system consists of approximately 19,700 miles of overhead and underground distribution lines and approximately 334 transmission and distribution substations. The Debtor purchases substantially all of the power it transmits and distributes to Montana customers from third parties. The Debtor believes that its power purchase arrangements, in conjunction with its ability to make open market purchases, are sufficient to meet its power supply needs through June 30, 2007, the end of the original deregulation transition period in Montana. That transition period has now been extended to the year 2027 in the most recent Montana legislative session.

The Debtor operates in South Dakota as a vertically integrated generation, transmission and distribution utility. The Debtor's electricity revenues in South Dakota are generated primarily through: (i) residential generation, transmission and distribution sales; (ii) commercial and industrial generation, transmission and distribution sales; and (iii) wholesale sales. The Debtor has the exclusive right to serve an assigned service area in South Dakota comprised of 25 counties with a combined population of approximately 99,500 people and provides retail electricity to over 57,600 customers in 108 communities in South Dakota. Residential, commercial and industrial services are generally bundled packages of generation,

transmission, distribution, meter reading, billing and other services. In addition, the Debtor provides wholesale transmission of electricity to a number of South Dakota municipalities, state government agencies and agency buildings. For these sales, the Debtor is responsible for the transmission of contracted electricity to a substation or other distribution point, and the purchaser is responsible for further distribution, billing collection and other related functions. The Debtor also provides sales of electricity to resellers, primarily including power pool or other utilities. The Debtor's transmission and distribution network in South Dakota consists of approximately 3,100 miles of overhead and underground transmission and distribution lines across South Dakota as well as 120 substations. Most of the electricity that the Debtor supplies to customers in South Dakota is generated by three power plants that the Debtor owns jointly with unaffiliated parties. The Debtor also owns several peaking/standby generating units that are installed at nine locations throughout its service territory.

(2) Natural Gas Operations

The Debtor operates regulated natural gas utility businesses in Montana, South Dakota and Nebraska. The Debtor's natural gas services generally include fully bundled services consisting of natural gas supply and interstate pipeline transmission services and distribution services to its customers, although certain large commercial and industrial customers, as well as wholesale customers, may buy the natural gas commodity from another provider and utilize the Debtor's transportation and distribution service. The Debtor's natural gas transportation pipelines are generally not subject to the jurisdiction of the FERC, although they are subject to state regulation. The Debtor conducts limited interstate transportation in Montana that is subject to FERC jurisdiction, but the FERC has allowed the MPSC to set the rates for this interstate service. The Debtor is subject to MPSC jurisdiction when it issues, assumes or guarantees securities and when it creates liens on its Montana properties. Rates for the Debtor's Montana natural gas supply are set by the Montana Public Service Commission. The Debtor is subject to the jurisdiction of the South Dakota Public Utilities Commission with respect to rates, terms and conditions of service, accounting records and other aspects of its natural gas distribution and transmission operations in South Dakota. In Nebraska, the Nebraska Public Service Commission ("NPSC")regulates rates and terms and conditions of service for natural gas companies as of the second quarter of 2003. However, a natural gas company in Nebraska may continue to negotiate rates for natural gas service with the cities which it serves when the natural gas company files an application for increased rates with the Nebraska Public Service Commission.

The Debtor distributed approximately 55 billion cubic feet of natural gas to nearly 163,000 customers located in 109 Montana communities during 2003. The Debtor's natural gas distribution system consisted of approximately 3,500 miles of underground distribution pipelines as of December 31, 2003. The Debtor also transmits natural gas in Montana from production receipt points and storage facilities to distribution points and other nonaffiliated transmission systems. The Debtor provided natural gas to approximately 82,000 customers in 59 South Dakota communities and 4 Nebraska communities during 2003. The Debtor has approximately 2,100 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 MMBTU per day as of December 31, 2003. The Debtor also transports natural gas for other gas suppliers and marketers in South Dakota and Nebraska. The Debtor's natural gas supply requirements are fulfilled through third party fixed term purchase contracts, natural gas storage services contracts and short-term market purchases. The Debtor believes that

its Montana, South Dakota and Nebraska natural gas supply, storage and distribution facilities and agreements are sufficient to meet its ongoing supply requirements.

(3) Non-regulated businesses

The Debtor made investments in three primary non-regulated businesses: (a) Expanets, Inc. ("Expanets"), a provider of network communications and data services and solutions to small to mid-sized businesses nationwide; (b) Blue Dot Services Inc. ("Blue Dot"), a nationwide provider of air conditioning, heating, plumbing and related services; and (c) through November 1, 2002, the Debtor held an economic equity interest in a subsidiary that serves as the managing general partner of CornerStone Propane Partners, L.P. ("CornerStone"), a publicly traded limited partnership that is a retail propane and wholesale energy related commodities distributor. In November 2002, the Debtor divested itself of its economic equity interests in Cornerstone and deconsolidated Cornerstone and its affiliates from the Debtor and its affiliates. The Debtor's remaining interest in Cornerstone is evidenced by a note receivable with accrued claims thereon of approximately $27.0 million. On November 25, 2003, Expanets sold substantially all of its assets to Avaya, Inc. (NYSE: AV) ("Avaya"). As of February 6, 2004, Blue Dot had sold 53 of the 62 retail locations it owned or operated on January 1, 2003.

The Debtor maintains its principal offices in Sioux Falls, South Dakota. As of the filing of its petition, the Debtor had approximately 1,400 employees employed in its electric and gas utility business in Montana, South Dakota and Nebraska.

In October 2003, in connection with the filing of the Debtor's petition, the NYSE delisted the Debtor's common stock and all series of its trust preferred securities. The Debtor now participates in the Over-the-Counter Bulletin Board Quotation Service maintained by National Association of Securities Dealers, Inc., or the "OTCBB." The OTCBB is an electronic quotation medium for securities traded outside of the Nasdaq Stock Market and prices for the Debtor's common stock are published on the OTCBB under the trading symbol "NTHWQ.PK". The first trade of the Debtor's common stock on the OTCBB occurred in October 2003.

B. Pre-Petition Debt Structure of the Debtor

The Debtor's outstanding secured debt obligations immediately prior to the Petition Date included approximately $619.0 million in outstanding bonds secured by the Debtor's Montana assets, and approximately $224.0 million in outstanding bonds secured by the Debtor's South Dakota assets.[22] In addition, to secure its obligations with respect to approximately $21.0 million in outstanding county and municipal revenue bonds, the Debtor pledged an interest in three of its electric generating plants as collateral. The Debtor's interest in certain transitional charges collected by the Montana utility operations are pledged to secure approximately $48.0 million in outstanding gas transition bonds issued by a trust. Notwithstanding the foregoing, and exclusive of its debtor-in-possession financing facility with Bank One, N.A., the Debtor has not granted to any lender or indenture trustee a security interest in any of the Debtor's cash collateral and certain other excluded assets. The Debtor also has

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[22] Inclusive of the debt claims represented by the Montana and South Dakota bonds is a credit facility in the original principal amount of $390.0 million for which Credit Suisse First Boston, acting through its Cayman Islands Branch, serves as agent. Collateral for the CSFB Facility is $110.0 million of South Dakota first mortgage bonds and $280.0 million of Montana first mortgage bonds.

approximately $9.7 million of capital lease obligations and $13.75 million of outstanding letters of credit as of the Petition Date.

In addition to its secured debt obligations, the Debtor has approximately $865.0 million in outstanding unsecured senior notes and debentures and approximately $377.0 million in outstanding unsecured subordinated debentures issued to five wholly-owned, special-purpose business trusts.[23] The trusts used the interest payments received on the subordinated debentures to make quarterly cash distributions on their preferred securities, although the terms of the subordinated debentures permitted the Debtor to defer interest payments on the subordinated debentures for up to twenty consecutive quarters. The Debtor guarantees payment of the dividends on the preferred securities only to the extent that it has made the corresponding interest payments on the subordinated debentures held by the trusts. These subordinated debentures are unsecured and subordinated to all of the Debtor's senior debt and rank equally with the guarantees related to the other trusts.[24] It is the Debtor's position that the bankruptcy filing automatically constituted a termination event under the terms of the special purpose business trusts. Pursuant to the terms of the various trust documents, the debentures are to be distributed pro rata to all holders of the securities. The Plan proposes to convert the debentures to equity and distribute on a pro rata basis as fully set forth below.

C. Current Compensation and Benefits Programs

The Debtor employs approximately 1,400 individuals, of which approximately 1,270 are full-time employees and the remainder are part-time, supplemental, seasonal or temporary employees. As discussed below, the Debtor also retains a number of consultants on a full-time and part-time basis and, except as noted herein, the Debtor is current on all compensation and benefit programs.

In addition, the Debtor is a party to seven collective bargaining agreements (the "CBAs") with the following unions: Local Union No. 44 of the International Brotherhood of Electrical Workers ("IBEW Local 44"), AFL-CIO; Local No. 41 and Local No. 459 of the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry; Butte Teamsters' Union, Local No. 2; Kalispell Unit of Hourly Gas Employees; Butte Machinists Local Union No. 88, District Lodge No. 86; Paper, Allied Chemical and Energy Workers' International Union, AFL-CIO Local No. 2-493; and System Council U-26 of the International Brotherhood of Electrical Workers representing Local Nos. 690, 706, 754 and 766. Of the approximately 1,400 individuals employed by the Debtor, approximately 600 are union members. The Debtor is actively negotiating with certain unions in connection with the expiration of certain CBA's.

The Debtor and the bargaining committee of IBEW Local 44 reached an agreement on a new CBA for IBEW Local 44 on June 17, 2004. The four-year agreement will be effective from May 1, 2004 through April 30, 2008. The agreement shall remain in full force and effect from May 1 to April 30 of each succeeding year, unless 120 days' written notice be

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[23] The subsidiary trusts are: NWPS Capital Financing I, NorthWestern Capital Financing I, NorthWestern Capital Financing II, NorthWestern Capital Financing III and Montana Power Capital I.

[24] The Debtor's pre-petition debt structure is set forth on Exhibit D.

given by either party to the other prior to April 30, 2008, or April 30 of any succeeding year, of its desire to modify, amend or terminate the agreements.

The various benefit programs of the Debtor as of the Petition Date are summarized as follows:

(1) Qualified Plans. As of the filing of the petition, the Debtor had actuarially determined liabilities of approximately $142.1 million under qualified pension plans. In addition, the Debtor had actuarially determined liabilities of approximately $41.8 million under qualified postretirement welfare benefit plans. At present the Debtor is current on its obligations under existing qualified plans. The Debtor intends to assume all qualified plans.

(2) Non-Qualified Compensation and Benefit Plans. At present the Debtor anticipates rejecting and terminating certain non-qualified plans. The Debtor expects to file motions seeking orders to permit these modifications and/or terminations.[25] The non-qualified plans the Debtor intends to reject include, but are not limited to: (i) the Montana Power Benefit Restoration Plan; (ii) the Executive Long Term Incentive Plan; (iii) the Cash Balance Supplemental Executives Retirement Plan; and (iv) the Pension Equalization Plan. As of the date of the Petition, approximately $8.1 million is owed under such plans.

The Montana Power Benefit Restoration Plan Members ("BRP Members") assert that the BRP Members possess claims in the amount of $3,847,845.73 and that such claims are secured due to the nature of a trust established by operation of The Montana Power Company Benefit Restoration Plan for the Board of Directors (the "BRP").[26] The Debtor disputes the BRP Members' assertions because the nature of the trust created is such that upon the occurrence of certain events the trust corpus reverts to the general fund of the Debtor and is available for payment to Debtor's creditors.[27] As described in greater detail in Section IV(C)(i) of the Disclosure Statement, claims arising from the rejection of non-qualified plans would be included in Class 9, General Unsecured Claims. The Debtor intends to file a motion to terminate the BRP. The Debtor has held discussions with BRP Members regarding an option for such members to (i)

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[25] In reviewing the anticipated termination and/or rejection of certain non-qualified plans, the Debtor has determined that approximately ninety (90) directors, officers and retirees are likely to be impacted. Those impacted include, but are not limited to, the following: (i) Randy Darcy; (ii) Gary Drook; (iii) Michael Hanson; (iv) Richard Hylland; (v) Jerry Johnson; (vi) Merle Lewis; (vii) Dennis Lopach; (viii) Larry Ness; (ix) Dan Newell; (x) Marilyn Seymann; (xi) Bruce Smith; (xii) Bart Thielbar; (xiii) Greg Trandem; and (xiv) John Van Camp.

[26] All directors elected to the Board of Directors of the Montana Power Company (the "MPC Board") prior to January 1, 1998 are eligible to participate in the BRP. Upon the latter of the director reaching age 62 or terminating service on the MPC Board, a participant in the BRP receives a benefit amount specified in the plan document, which is based upon the director's years of service on the MPC Board. A participant receives the benefit in monthly installments over his life. Upon the participant's death, his beneficiary receives the monthly benefit for 180 months, less payments already received by the participants.

[27] To the extent that there are insurance policies to fund the obligations of the Debtor under the BRP and such policies are not available for other use, these claims may be secured to the extent of those policies.

accept an unliquidated Class 9 claim against the estate of Debtor equal to the present value of the cash surrender value ("CSV") of the underlying insurance policy or (ii) purchase the underlying policy from the Debtor.

(3) FlexLeave Programs. Pre-petition, the Debtor offered a FlexLeave Program ("FlexLeave") pursuant to which its employees located in Montana received paid time off. Under FlexLeave an employee can opt to cash in a certain amount of hours in his or her FlexLeave bank in lieu of taking time off from work. The Debtor is exploring whether and what modifications to the FlexLeave Program may be appropriate given that the FlexLeave Program is offered to union and non-union employees. As of the filing of the petition, the Debtor had accrued and unpaid liabilities of approximately $2.4 million in connection with the FlexLeave Program.

(4) Family Protector Plan. By its terms, the Family Protector Plan provides severance benefits to terminated employees or death benefits to the beneficiaries of employees or retirees covered by the plan. Currently, the only individuals receiving benefits under the plan or with vested benefits under the plan are retirees or the beneficiaries of deceased retirees. There are no active employees currently covered by the plan. The Family Protector Plan currently pays benefits to the beneficiaries of 68 deceased retirees, and another 49 retired employees have vested benefits under the plan. Under the Family Protector Plan the beneficiaries of the deceased retirees are entitled to receive monthly payments for 18 years following the death of the retiree. As of the filing of the petition, the Debtor had accrued and unpaid liabilities of approximately $8.6 million in connection with the Family Protector Plan. The Debtor expects to assume its obligations under the Family Protector Plan and does not as of the filing of the Disclosure Statement expect to modify, terminate or reject the Plan.

D. Proceedings Before Montana Public Service Commission

The MPSC had before it a proceeding, generally referred to as the Financial Investigation, that it could use to impose structural limitations on the Debtor. The Debtor had always asserted that the Financial Investigation was stayed by Section 362 (a)(1) of the Bankruptcy Code. The Debtor filed a motion with the Bankruptcy Court to enforce the automatic stay as to that proceeding. The Debtor, the MPSC and the MCC entered into a stipulation and settlement agreement resolving the Financial Investigation and the disputes pending before the Bankruptcy Court on July 8, 2004. The stipulation and settlement was approved by the Bankruptcy Court in an order dated July 15, 2004.[28]

On August 22, 2003, the MPSC issued an order (the "Initial Order") with respect to a petition filed by the Montana Consumer Counsel ("MCC") requesting initiation of an investigation (the "Financial Investigation") into NorthWestern Energy ("NWE"), a division of the Debtor. The Initial Order directed NWE to provide certain information, including information about: (i) debt reduction payments; (ii) sale of non-utility assets; (iii) investments by

[28] A copy of the stipulation and settlement is attached hereto as Exhibit F-2.

the Debtor in its non-utility subsidiaries; (iv) maintenance plan and budget; and (v) compensation and benefits for members of the Debtor's board of directors and certain management positions.

On September 5, 2003, NWE, individually and along with the Debtor, responded to the Initial Order (the "First Response") by providing narrative answers and supporting documents to the information requests in the Initial Order. Furthermore, on September 12, 2003 NWE provided the Commission with additional documents that were responsive to the Initial Order.

On December 30, 2003, the Commission issued a supplemental order (the "Supplemental Order") which modified the information requested in the Initial Order. On January 15, 2004, NWE, individually and along with the Debtor, responded to the Supplemental Order by providing narrative answers and supporting documents to the information requests in the Supplemental Order.

In addition to providing the aforementioned responses, the Debtor and its counsel have provided information to staff of the MPSC and the MCC and have responded to questions from certain staff members of the MPSC and the MCC during numerous teleconferences. For example, the Debtor has provided the staff members of the MPSC and the MCC with (i) weekly cash flow reports, (ii) monthly operating reports, and (iii) copies of the Debtor's schedules and statements of financial affairs filed in the Chapter 11 Case.

Although it has been the Debtor's position that the Financial Investigation was stayed by operation of the automatic stay in the Chapter 11 Case, the Debtor cooperated with the MPSC and the MCC in connection with the Financial Investigation to the extent that it did not interfere with the Chapter 11 Case of the Debtor.

On May 7, 2004, the Debtor filed a motion with the Bankruptcy Court to enforce the automatic stay as to the Financial Investigation. The Debtor took this action because, among other reasons, the Debtor was faced with impending responsive deadlines in the Financial Investigation and the scheduling of a hearing on the Financial Investigation, which would have begun on or about June 16, 2004.

The MPSC and the MCC do not agree that the Financial Investigation is subject to the automatic stay and the MCC seeks broad relief in the Financial Investigations. In the Financial Investigation, the MCC has recommended, among other things, the implementation of specific structural regulatory requirements for the Debtor: (i) establishing a utility-only subsidiary upon emergence from bankruptcy; (ii) regulation of the disposition of utility property; (iii) segregating utility finances from non-utility affiliate risks and operations; (iv) prohibition on inter-corporate relationships between the utility subsidiary and non-utility entities; (v) restrictions on new financing involving the Debtor's Montana utility property; (vi) restriction on the cash management practices of the utility subsidiary; (vii) independent examination and verification of the Debtor's accounting systems; and, (viii) the implementation of operation and maintenance service quality parameters. In addition, the MCC has specifically requested that the MPSC order the Debtor to submit to a rate review shortly after emerging from its Chapter 11 proceeding.

The MCC filed testimony seeking relief in the Financial Investigation which, if granted, would subject the Debtor and the Reorganized Debtor to post-bankruptcy regulatory controls that are neither contemplated nor addressed in the Plan. For example, the MCC would require the Debtor to reorganize its corporate structure to form a separate subsidiary corporation to hold title to the Debtor's regulated utility assets. The MCC also requested as relief in the Financial Investigation, in the absence of adoption of the regulatory controls requested by the MCC, the initiation of a rate case seeking an adjustment in the Debtor's or Reorganized Debtor's regulated return on common equity to account to Montana consumers for the absence of the regulatory controls sought by the MCC as soon as practicable after the termination of the Debtor's Chapter 11 proceeding.

The "ring fencing" sought by the MCC with respect to the Debtor's regulated utility assets would require the Debtor and the Reorganized Debtor to comply with and otherwise be regulated by the PUHCA. Complying with PUHCA would require the Debtor to reorganize the ownership of its regulated utility assets into numerous subsidiary corporations and to incur substantial capital expenditures to comply with PUHCA's requirement of being an integrated service entity. At this time, the Debtor's South Dakota and Montana electric operations and the Debtor's South Dakota, Montana and Nebraska natural gas operations are not integrated as would be required by PUHCA. The cost for this integration is substantial and is not included in the Debtor's financial projections or capital expenditure budgets.

Further, the Debtor does not believe it is required to file a rate case in Montana because it does not believe it is over earning or that the rates which it charges to Montana consumers are unreasonable and not prudent or otherwise in accordance with Montana regulations. The Debtor's proposed Plan is premised on no rate increase and, thus, the Debtor does not believe it is required to file a rate case either to exit Chapter 11 or any time thereafter until it is ready to do so. The MCC and the MPSC disagree. The MPSC contends that it has authority to order rate cases to be filed and the exclusive authority to decide how they are resolved.

The Debtor has articulated its intent to request the MPSC to authorize periodic adjustments to utility rates based upon increases in the Debtor's property tax obligations. Such adjustments could result in rate changes that would require MPSC approval prior to (or following) Plan confirmation.

The Debtor, the MPSC and the MCC conducted, either directly or through representatives, a series of meetings and discussions with respect to the Debtor's Chapter 11 case, the Financial Investigation and the regulatory climate in Montana in which the Reorganized Debtor will operate. The Debtor, the MPSC and the MCC reached an agreement in principle to resolve the issues by and among the Debtor, the MPSC and the MCC. The stipulation and settlement agreement, contemplated by the agreement in principle, resolves both the Financial Investigation and the disputes pending before the Bankruptcy Court, including the Debtor's motion to enforce the automatic stay. See Exhibit F-2. On or about June 4, 2004, the Debtor filed its Motion for Order Approving the Stipulation and Settlement Agreement. On or about July 15, 2004, the Court entered an order approving the stipulation and settlement agreement among the Debtor, the MPSC and the MCC. A copy of the Bankruptcy Court order is attached hereto as Exhibit F-3. On July 20, 2004, the Debtor and the MCC submitted a joint motion to the

MPSC for entry of a Consent Order in the Financial Investigation, pursuant to the Stipulation and Settlement Agreement.

E. Events Precipitating Chapter 11 Filing

Several factors contributed to the Debtor's pre-petition financial difficulties. The Debtor incurred a significant amount of debt as a result of the investments it made in Expanets, Blue Dot, and CornerStone, and with respect to the Debtor's purchase of the Montana Operations. The Montana Operations have contributed substantially to the Debtor's revenues and operating income, but Expanets, Blue Dot, and CornerStone performed poorly. The Debtor's non-regulated businesses adversely impacted its overall results of operations, financial condition and liquidity. By late 2002, the Debtor was significantly overleveraged, with current and projected income insufficient to support existing debt levels, and the Debtor determined that it would never recover its investments in Expanets, Blue Dot, and CornerStone, each of which is or was a non-regulated energy business, and that these entities would not generate cash flows in sufficient amounts to provide meaningful contributions to the Debtor's debt service. On December 31, 2002, the Debtor had a common stockholders' deficit of $456.1 million and on September 30, 2003, the common stockholders' deficit was $556.6 million. On the date that the Debtor filed its petition, it had approximately $2.2 billion in debt and trust preferred instruments outstanding.

Expanets was a nationwide provider of networked communications and data services and solutions to small to mid-sized businesses. Expanets' business and financial condition was severely and adversely impacted by the downturn in the economy that began in 2000 and performance problems with its "EXPERT" enterprise system. The Debtor recorded losses before minority interests with respect to Expanets of $19.8 million, $87.0 million and $445.6 million in fiscal 2000, 2001 and 2002, respectively. As of December 31, 2003, after impairment charges and recognition of net losses, the net recorded book value of the Debtor's aggregate $364.1 million equity investment in Expanets and $225.7 million of intercompany advances to Expanets was reduced to $49.8 million. Expanets sold its assets to Avaya on November 25, 2003. Avaya paid Expanets (n/k/a Netexit, Inc.) ("Netexit") cash of approximately $50.8 million and assumed debt of approximately $38.1 million. In addition, Avaya deposited approximately $13.5 million and $1.0 million into escrow accounts to satisfy certain specified liabilities that were not assumed by Avaya, and certain indemnification obligations of Expanets, respectively. Avaya also reduced cash paid at closing by $44.6 million as a working capital adjustment, pending the determination of a final closing balance sheet. On February 24, 2004, Avaya submitted its proposed final calculation of the working capital adjustment asserting that there was a working capital shortfall at Expanets of approximately $48.8 million at closing, and claiming that Avaya should retain the entire holdback amount plus an additional $4.2 million. Netexit disputed this calculation and believed that pursuant to the terms of the asset purchase agreement Netexit is owed additional cash ranging from $10 million to $20 million.

Netexit and Avaya have settled the dispute over the working capital adjustment. The settlement provided that Netexit was paid an additional $17.5 million and that the Debtor would have continuing indemnification obligations as provided for in the closing documents and as approved by the Court in that certain Order Authorizing the Debtor to Incur and Perform Obligations under the Expanets, Inc. Asset Purchase Agreement and all Ancillary Documents and Granting Related Relief entered on November 24, 2003. The Reorganized Debtor intends to

assume the indemnification obligations owed to Avaya and remain obligated thereon following the Effective Date. Pending resolution of open claims owed to or asserted by Netexit creditors, the proceeds from the sale remain at Netexit. On May 4, 2004, Netexit and its subsidiaries filed for protection under Chapter 11 of the Bankruptcy Code.[29] The Debtor does not believe that the bankruptcy filing of Netexit will have a material effect on the Debtor's Plan. Because significant third-party creditor and other claims remain unresolved at Netexit (see, Art. III. F., infra), the Debtor can give no assurance when or if it will receive distributions from Netexit on account of the Debtor's claims against Netexit.

The Debtor's claims against Netexit are in the form of general unsecured claims represented by, among other claims, approximately $171.0 million in principal amount of promissory notes, plus $13.5 million in accrued interest on promissory notes, plus $53.14 million representing intercompany payables. The Debtor also asserts claims and interests against Netexit in the form of approximately $363.6 million of preferred stock investment and $500,000 of common stock investment.

All proceeds received by Netexit will be administered under the supervision of the Bankruptcy Court. If and when the Debtor receives any distribution on account of the Debtor's claims and interests against Netexit, such distribution shall be used to reduce the Debtor's secured debt.

Blue Dot provides heating, ventilating, and air conditioning (or HVAC) services; plumbing services; and, related services through its direct and indirect subsidiaries. Blue Dot rapidly expanded following its inception in 1997, eventually providing services from over 60 subsidiary entities in or near major metropolitan areas across the United States by the end of 2002. Blue Dot's business and financial condition was negatively impacted by the failure to achieve expected efficiencies of scale. In many cases, Blue Dot determined that products and services may be obtained at more competitive terms on a local or regional basis than could be obtained on an enterprise basis. The Debtor recorded losses before minority interests with respect to Blue Dot of $2.3 million, $13.6 million and $320.7 million in fiscal 2000, 2001 and 2002, respectively. As of December 31, 2003, after impairment charges and recognition of net losses, the net recorded book value of the Debtor's aggregate $384.8 million equity investment in Blue Dot and $17.3 million of intercompany advances to Blue Dot was reduced to $11.9 million. As of February 6, 2004, Blue Dot had sold 53 of the 62 retail locations it had on January 1, 2003. If and when the Debtor receives any distribution from Blue Dot, such distribution shall be used to reduce the Debtor's secured debt.

Effective November 1, 2002, the Debtor relinquished its direct and indirect equity interests in CornerStone Propane Partners, L.P. and Cornerstone Propane, L.P. (collectively,

---

[29] The following Netexit entities filed Chapter 11 petitions in the United States Bankruptcy Court for the District of Delaware: (i) Netexit, Inc., Case no. 04-11321; (ii) ATS Financial Services, Inc., Case No. 04-11323; (iii) Netexit of California Construction, Inc., Case No. 04-11325; (iv) Netexit of California, Inc., Case No. 04-11328; (v) Netexit of Indiana, LLC, Case No. 04-11329; (vi) Netexit of Indiana, Inc., Case No. 04-11331; (vii) Netexit of North America, LLC, Case No. 04-11333; (viii) Netexit of Tennessee, Inc., Case No. 04-11335; (ix) Netexit of Pacific Northwest, Inc., Case No. 04-11336; (x) Netexit of Oklahoma, Inc., Case No. 04-11337; (xi) Netexit of New York, Inc., Case No. 04-11338; (xii) Netexit of Mississippi, Inc., Case No. 04-11339; (xiii) Netexit of Hawaii, Inc., Case No. 04-11340; and (xiv) Eagle, a Netexit Company, Inc., Case No 04-11341.

"Cornerstone"). During 2002, the Debtor recorded charges totaling $101.7 million for the write down of the value of its investment and financial arrangements in CornerStone and its share of net operating losses. The Debtor's remaining economic interest with respect to CornerStone is in the form of a promissory note in the principal amount of $26 million held by the Debtor and owed by CornerStone Propane, L.P. As of December 31, 2003, the net recorded value of this note receivable was $11 million. The Cornerstone entities have filed three claims, one of which seeks damages to unwind the deconsolidation. The Debtor asserts Cornerstone is not entitled to unwind the deconsolidation and strongly disagrees with Cornerstone's allegations. If all the Cornerstone claims with respect to unwinding the deconsolidation and/or capital account deficiency claims were to be allowed in their full amount, it would add approximately $130 million to Class 9 – Unsecured Claims and dilute the recovery of Classes 7 and 9 full face amount by approximately 15%. The Debtor intends to object to these claims of Cornerstone. In addition, until the Debtor's disputes with Cornerstone are resolved, the Debtor may have to reserve a sufficient number of shares to address the approximately $130 million claim of Cornerstone.

The Debtor's consolidated revenues in 2002 were $2 billion, approximately $775 million of which was generated by the Debtor's core electric and natural gas utility business. The poor performance of the Debtor's non-energy businesses and its significant indebtedness negatively affected the Debtor throughout 2002. In 2002, the Debtor reported consolidated losses of $892.9 million.

In February 2003, the Debtor obtained funding on a new $390 million senior secured financing (the "CSFB Facility" or the "Pre-petition Credit Facility") from a syndicate of banks led by Credit Suisse First Boston (the "CSFB Secured Lenders") to refinance a $280 million revolving credit facility incurred in connection with the acquisition of the Montana Operations and to provide additional liquidity for operations. Under the terms of the CSFB Facility, the CSFB Secured Lenders made loans and advances to the Debtor, $280 million of which was secured by first mortgage bonds relating to the Debtor's Montana assets and $110 million of which was secured by first mortgage bonds relating to the Debtor's South Dakota assets.

To address further the developing financial drain on the Debtor, in late Spring and early Summer 2003, the Debtor implemented a series of cost reduction measures. These measures included a reduction in the Debtor's salaried and wage workforce, elimination of certain benefit programs for salaried employees, and other measures. The Debtor also suspended dividend payments on its common stock and payments on its subordinated debentures. Regardless of these efforts, financial pressure on the Debtor continued through Summer 2003.

In May 2003, the Debtor also deferred interest payments on the subordinated debentures of all series of its trust preferred securities. As a result, cash distributions on all series of the trust preferred securities issued by the Debtor's affiliated trusts were deferred.

Prior to the issuance of the Debtor's quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2003, the Debtor determined based on its liquidity situation that it may not be able to meet its interest and tax obligations due during the next six (6) months and consequently, all of the Debtor's long term debt obligations were classified as current. As a result of this development and previous publicly announced events, the Debtor lost its investment grade credit rating, and counterparties on energy contracts demanded enhancements in the form of deposits and letters of credit to collateralize the Debtor's performance under energy purchase

contracts with such counterparties. These demands resulted in further erosion of the Debtor's liquidity.

In an effort to address its liquidity needs, the Debtor deferred payments on account of real property taxes owing of approximately $24.3 million and the Debtor negotiated to enter into a $50 million accounts receivable securitization facility with General Electric Capital Corporation ("GE Capital"). Had the Debtor been able to close such facility, it may have been able to sustain its operations through Fall 2003. However, the requisite lenders under the CSFB Credit Facility did not consent to the Debtor entering into the accounts receivable securitization facility with GE Capital and thus, this source of liquidity was unavailable to the Debtor.

In addition, throughout Summer 2003 the Debtor was actively exploring implementation of a debt-for-equity exchange with respect to some of its outstanding unsecured debt obligations, and to issue additional stock both for the debt-for-equity exchange and by way of a private issuance in an effort to address its over-leveraged situation and to raise additional capital. To implement either or both of these actions required approval by the Debtor's stockholders to amend the Debtor's corporate charter to increase the number of shares which could be issued and outstanding and to also allow a debt-for-equity exchange. The Debtor was unable to obtain approval by the requisite number of stockholders for these actions at its annual shareholders meeting held in August 2003.

During Summer 2003, the Debtor was also actively in negotiations to dispose of non-core assets such as its Expanets and Blue Dot subsidiary operations. The disposition of these assets, especially Expanets' assets, was delayed such that the Debtor could not avail itself of the liquidity which might otherwise be available to it from the sale of these assets.

During late Summer 2003 an informal committee of senior unsecured bondholders (the "Informal Committee") was formed and sought to engage the Debtor in discussions concerning financial restructuring and liquidity issues facing the Debtor.

The members of the Informal Committee were Angelo Gordon & Co. ("Angelo Gordon"), Oaktree Capital Management, LLC ("Oaktree Capital"), Franklin Mutual Advisor, LLC ("Franklin Mutual") and MW Post Advisory Group, LLC ("MW Post"). Affiliates of Angelo Gordon and Franklin Mutual are current members of the Creditors' Committee. To assist it in its discussions with the Debtor, the Informal Committee retained Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") as its financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss") as its legal counsel.[30] During this pre-petition period, the Debtor agreed to pay the fees and expenses of the Informal Committee.

Prior to the Petition Date, the Debtor engaged in substantive negotiations with the Informal Committee and other interested parties in an effort to develop a plan for an out-of-court restructuring with respect to the Debtor's indebtedness and liabilities. However, faced with tightening liquidity and the failure of the Debtor's stockholders to approve necessary amendments to its corporate charter to implement an out-of-court restructuring, the inability to timely complete asset sales of non-core assets from subsidiaries, and the inability to close on the accounts receivable securitization facility with GE Capital, the Debtor chose not to make a

[30] The same professionals were retained by the Creditors' Committee.

scheduled $31 million interest payment with respect to the Debtor's outstanding unsecured senior indebtedness due September 15, 2003 and to seek relief under Chapter 11 of the United States Bankruptcy Code. At the Petition Date, the Debtor was not in default under any of its senior secured credit facilities.

ARTICLE III
SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASE

A. Overview of Chapter 11 and Commencement of Chapter 11 Case

On September 14, 2003 (the "Petition Date"), the Debtor filed the instant Chapter 11 Case. The Debtor's Chapter 11 Case was initially assigned to the Honorable Peter J. Walsh, Bankruptcy Judge for the District of Delaware. On October 6, 2003, the case was reassigned to the Honorable Charles G. Case, II, Bankruptcy Judge for the District of Arizona, sitting by special designation in Delaware. Since the Petition Date, the Debtor has continued to operate its business and manage its properties as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and equity interest holders. In addition to permitting rehabilitation of a debtor, another goal of Chapter 11 is to promote the optimization of the debtor's assets and equality of treatment for similarly situated creditors and equity interest holders with respect to the distribution of the debtor's assets.

The commencement of a Chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing of the debtor's bankruptcy petition. The Bankruptcy Code provides that a debtor may continue to operate its business and remain in possession of its property as a debtor-in-possession.

The consummation of a plan of reorganization is the principal objective of a Chapter 11 reorganization case. Confirmation of a plan of reorganization by a bankruptcy court makes such plan binding upon a debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the confirmation order discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan. Before soliciting acceptances of the proposed plan, however, Section 1125 of the Bankruptcy Code requires a debtor to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment about the plan. The Debtor is submitting this Disclosure Statement to holders of Claims against and Equity Interests in the Debtor as required by Section 1125 of the Bankruptcy Code.

The following is a brief description of some of the more material events that have occurred to date during the Chapter 11 Case.

B. First Day Orders

On the Petition Date or shortly thereafter, the Bankruptcy Court entered several orders authorizing the Debtor to pay various pre-petition claims and granting other relief

necessary to help the Debtor stabilize its day-to-day business operations. These orders were designed to allow the Debtor to continue business operations with minimum disruption and to ease the strain on the Debtor's relationships with its employees, vendors, customers and other parties. Included among the orders entered by the Court on or shortly after the Petition Date were orders authorizing the Debtor to: (i) pay pre-petition payroll, business expenses and other employee-related obligations; (ii) continue and maintain its pre-petition consolidated cash management system, pre-petition bank accounts, and to use pre-petition business forms; (iii) continue its insurance programs; (iv) retain a claims agent; (v) continue to perform under certain post-petition forward contracts and assume those contracts; (vi) obtain post-petition secured credit card financing; and, (vii) obtain post-petition DIP financing.

C. Professional Retentions

The Bankruptcy Court entered orders authorizing the Debtor to retain, among others: (i) the law firms of Paul, Hastings, Janofsky & Walker, LLP, 600 Peachtree Street, N.E., Atlanta, Georgia 30308, (404) 815-2400, Attn: Jesse H. Austin, III, Esq. and Karol K. Denniston, Esq., as bankruptcy and reorganization counsel; and Greenberg Traurig, LLP, the Brandywine Building, 1000 West Street, Suite 1540, Wilmington, Delaware 19801, (302) 661-7000, Attn: Scott D. Cousins, Esq. and William E. Chipman, Jr., Esq., as local Delaware bankruptcy counsel; and (ii) the firm of Lazard Fréres & Co., LLC ("Lazard"), 30 Rockefeller Plaza, New York, New York 10020, (212) 632-6000, Attn: David Kurtz and Andrew Yearley, as financial and restructuring advisors.

Pursuant to an order of the Bankruptcy Court dated October 10, 2003, the Debtor also was authorized to retain and employ certain professionals in the ordinary course of business. Pursuant to an order of the Bankruptcy Court dated November 6, 2003, the Debtor was authorized to retain Alvarez and Marsal ("A&M") as advisors to the Debtor. On December 11, 2003, the Bankruptcy Court entered an order authorizing the retention of Deloitte & Touche LLP ("DT") as auditors and accountants, and tax service providers to the Debtor. In addition, on April 8, 2004, the Bankruptcy Court entered an order authorizing the retention of Pricewaterhouse Coopers LLP as business consultants to the Debtor.

D. Appointment of Creditors' Committee and Professionals

On October 2, 2003, the United States Trustee appointed a nine (9) member Creditors' Committee in the Chapter 11 Case pursuant to Section 1102 of the Bankruptcy Court to represent the interest of all holders of unsecured claims. The members of the Creditors' Committee were: (i) OCM Opportunities Fund IV, LP; (ii) Law Debenture Trust Company of New York, as successor Indenture Trustee to The Bank of New York; (iii) Franklin Templeton Mutual Series Fund; (iv) Wilmington Trust Co.; (v) HSBC Bank USA; (vi) Rocky Mountain Contractors, Inc.; (vii) Avenue Capital Management; (viii) AG Capital Recovery Partners III, LP; and (ix) Comanche Park, LLC. Thereafter, the Court entered orders authorizing the Creditors' Committee to retain: (i) the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, (212) 373-3000, Attn: Alan W. Kornberg, Esq. and The Bayard Firm, 222 Delaware Avenue, Suite 900, P.O. Box 25130, Wilmington, Delaware 19899, (302) 655-5000, Attn: Neil B. Glassman, Esq. and Charlene D. Davis, Esq., as co-counsel; and (ii) the firm of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc., 225 S. Sixth Street, Minneapolis, MN 55402, Attn: P. Eric Seigert, as financial

advisors.[31] By notice dated November 25, 2003, the United States Trustee added Magten Asset Management Corp. to the Creditors' Committee following Rocky Mountain Contractors, Inc. declining to serve on the Creditors' Committee. By notice dated May 6, 2004, the United States Trustee removed Magten Asset Management Corp. and Law Debenture Trust Company of New York from the Creditors' Committee. By notice dated May 7, 2004, the United States Trustee removed Comanche Park, LLC from the Creditors' Committee.

As of May 17, 2004, the interests represented by the members of the Creditors' Committee are as follows: (i) OCM Opportunities Fund IV, L.P. holds Class 7 Unsecured Note Claims; (ii) Franklin Templeton Mutual Series Fund holds both Class 7 and Class 8 Claims, of which the amount of its Class 7 Unsecured Note Claims exceed the amount of its Class 8 Unsecured Subordinated Note Claims; (iii) Wilmington Trust Company is indenture trustee for certain of the Class 8 Unsecured Subordinated Notes; (iv) HSBC Bank USA is indenture trustee for all of the Class 7 Unsecured Notes; (v) Avenue Capital Management holds both Class 7 and Class 8 Claims, of which the amount of its Class 7 Unsecured Note Claims exceeds the amount of its Class 8 Unsecured Subordinated Notes Claims; and (vi) AG Capital Recovery Partners III, L.P. holds Class 7 Unsecured Note Claims.

E. Post-Petition Financing

As noted above, operation of the Debtor's business was hampered by, among other things, substantial declines in operating income and increasingly restricted liquidity. Accordingly, following the Petition Date, an important issue addressed by the Debtor was obtaining access to an adequate post-petition working capital facility to enable it to continue to operate its businesses on a competitive basis and, thus, to successfully reorganize.

In that regard, on the Petition Date, the Debtor filed a motion for orders (A) authorizing the Debtor to obtain post-petition financing from Bank One, N.A., on an interim and permanent basis, with superpriority over administrative expenses and secured by senior liens pursuant to sections 103(a), 364(c) and 364(d) of the Bankruptcy Code, (B) authorizing adequate protection payments to senior secured claimants, (C) scheduling final hearing and establishing notice requirements and (D) granting related relief. The Bankruptcy Court entered *nunc pro tunc* to November 7, 2003, a final Order (the "Final DIP Order") (i) granting adequate protection in connection therewith and (ii) approving an $100 million secured revolving credit facility pursuant to the DIP Loan Agreement. The obligations of the Debtor under the DIP Loan Agreement are secured by valid, binding, enforceable and perfected first priority liens on and security interest in substantially all of the Debtor's pre-petition unencumbered assets with priority over all administrative expense and subject only to the Carve-Out and the Senior Liens (as defined in the Final DIP Order), and junior liens and security interests on all other

[31] Prior to the Petition Date, the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss") and the firm of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") represented the Informal Committee. The United States Trustee's committee selection process took almost a full day. After the United States Trustee appointed the initial Creditors' Committee members, the newly formed Creditors' Committee interviewed legal and financial advisors ultimately selecting Paul Weiss and Houlihan Lokey. The Creditors' Committee then filed applications to retain Paul Weiss and Houlihan Lokey to represent the Creditors' Committee. None of the members of the Creditors Committee objected to the retention and the Bankruptcy Court entered orders approving the retentions of Paul Weiss and Houlihan Lokey nunc pro tunc to September 30, 2003.

encumbered property of the Debtor. Additionally, the Debtor was authorized to make adequate protection payments and to continue paying principal, non-default interest and other recoverable costs and expenses on the obligations secured by the Senior Liens as such amounts become due and payable in the ordinary course. In addition, in order to protect against actual diminution in value of the collateral securing the Senior Liens, the holders of Senior Liens were granted replacement liens on all replacement collateral of the Debtor of the same nature, extent and priority as the Senior Liens that existed on the Petition Date.

On or about October 29, 2003, the Debtor filed a motion pursuant to 11 U.S.C. §§ 105, 362, 363 and 364 for entry of an order (A) amending the CSFB Facility, (B) providing protections under Section 364(c)(1), on an interim and permanent basis, (C) scheduling hearings and establishing notice requirements and (D) granting related relief. On or about January 13, 2004, the Bankruptcy Court entered a final order (the "CSFB Final Order") authorizing the amendment of the CSFB Facility and granting protection in connection therewith. The obligations of the Debtor under the CSFB Facility are secured by the CSFB Facility Montana First Mortgage Bonds and the CSFB Facility South Dakota First Mortgage Bonds (both as defined in the Plan). The primary purposes of amending the CSFB Facility were to continue the facility and to reduce the interest rate paid on the facility, and, so long as there were no non-consensual modifications to the facility and the facility remained current during the Chapter 11 Case, to allow the continuation of the CSFB Facility upon the Debtor's exit from Chapter 11.

On or about December 11, 2003, the Court approved the Stipulation and Order: (I) Authorizing and Restricting Use of Cash Collateral Pursuant to 11 U.S.C. § 363(c)(2)(A) and Bankruptcy Rules 4001(b) and (d); and (II) Scheduling a Final Hearing, if necessary, Pursuant to Bankruptcy Rules 4001(b), (c) and (d) (the "Colstrip Stipulation"). Pursuant to the Colstrip Stipulation, the Debtor is authorized to use cash collateral subject to the terms and conditions of the Colstrip Stipulation including the Debtor's obligation (i) to maintain the funds in a segregated account (the "Colstrip 4 Security Account"), (ii) to promptly deposit all revenues generated from the operation of the power-generation facility generally known as Colstrip 4 (the "Colstrip 4 Facility") into the Colstrip 4 Security Account, (iii) to restrict expenditures from the Colstrip 4 Security Account in accordance with the budget, and (iv) to make prepayments of Excess Cash Amounts (as defined in the Colstrip Stipulation). The Colstrip Stipulation granted the Secured Lease Financing Parties (as defined in the Colstrip Stipulation) a first priority lien and security interest in and to the proceeds of the Colstrip 4 Security Account and certain replacement liens and administrative claims as described in the Colstrip Stipulation.

F. Sale of Expanets Assets

By Order dated October 10, 2003, the Debtor was authorized to proceed with implementing whatever action was required of it to complete the sale of Expanets' assets. By a certain contract dated September 14, 2003, Expanets had entered into an asset purchase agreement to sell all or substantially all of Expanets' assets, along with the assumption of designated liabilities, to Cerberus California, Inc. ("Cerberus"). While Expanets itself has not filed a Chapter 11 case, the sale of Expanets' assets occurred in a manner similar to a Section 363 sale of assets under the Bankruptcy Code. An active solicitation for sale of the assets and due diligence thereon had occurred from about July 1, 2003 through October 29, 2003, with a public auction and sale of Expanets' assets occurring on October 29, 2003. At the auction, active bidding among four qualified bidders (including Cerberus) ensued. Avaya was the successful

purchaser of Expanets' assets for a gross purchase price of $152 million, which included the assumption of certain liabilities and the payment of a $4 million "topping fee" to Cerberus.

The closing of the sale to Avaya occurred on November 25, 2003. Avaya paid Expanets (n/k/a Netexit) cash of approximately $50.8 million and assumed debt of approximately $38.1 million. In addition, Avaya deposited approximately $13.5 million and $1.0 million into escrow accounts to satisfy certain specified liabilities that were not assumed by Avaya, and certain indemnification obligations of Expanets, respectively. Avaya also reduced cash paid at closing by approximately $44.6 million as a working capital adjustment, pending the determination of a final closing balance sheet. On February 24, 2004, Avaya submitted its proposed final calculation of the working capital adjustment asserting that there was a working capital shortfall at Expanets of approximately $48.8 million at closing, and claiming that Avaya should retain the entire holdback amount plus an additional $4.2 million. Netexit disputed this calculation and believed that pursuant to the terms of the asset purchase agreement Netexit is owed additional cash ranging from $10 million to $20 million. Since the Debtor filed its Disclosure Statement, Netexit and Avaya reached a settlement as to the working capital adjustment. The settlement provided that Netexit was paid an additional $17.5 million by Avaya and the Debtor will have continuing indemnification obligations as provided for in the closing documents and as approved by the Court in that certain Order Authorizing the Debtor to Incur and Perform Obligations under the Expanets, Inc. Asset Purchase Agreement and all Ancillary Documents and Granting Related Relief entered on November 24, 2003. The proceeds received from the sale to Avaya are Netexit's only remaining assets.

On May 4, 2004, Netexit and its subsidiaries filed for protection under Chapter 11 of the Bankruptcy Code. The Debtor does not believe that the bankruptcy filings by the Netexit entities will have a material effect on the Debtor's Plan. The proceeds received by Netexit from the sale of Expanets' assets will be used to pay and resolve claims and interests asserted against Netexit. In particular, Netexit must resolve the following claims, among others, prior to distributing any proceeds to the Debtor: (i) state tax liability claims; (ii) minority shareholder litigation, styled Cohen v. Northwestern Growth Corporation, et al., Case Number 04-4043, United States District Court, District of South Dakota, Southern Division (the "Minority Shareholder Litigation"); (iii) wage and hour litigation filed with the Supreme Court of the State of New York, County of Bronx (the "Wage and Hour Litigation"); and (iv) certain employee claims (the "Employee Claims"). The plaintiffs in the Minority Shareholder Litigation assert that the defendants violated the Securities Act of 1933, 15 U.S.C. § 771(a)(2), Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j(b), and certain rules promulgated thereunder, and certain state securities laws and common law theories of fraud, unjust enrichment and breach of fiduciary duty and seek damages in excess of $20 million. The plaintiffs in the Wage and Hour Litigation assert violations of New York's prevailing wage laws, breach of contract, unjust enrichment, willful failure to pay wages, race, ethnicity, national origin and/or age discrimination and retaliation. The plaintiffs in the Wage and Hour Litigation seek damages in the collective amount of $40 million. In addition, Netexit has been named as defendants in actions by former employees. Netexit has resolved some of these actions but believes that additional actions may be filed in the future.

G. Sale of Blue Dot Assets

As of February 6, 2004, Blue Dot had sold 53 of the 62 retail locations it had on January 1, 2003. Blue Dot repaid its credit facility from sales proceeds and plans to maintain enough cash on hand to meet working capital purposes and fulfill any remaining claims and obligations. Blue Dot anticipates selling substantially all of its remaining businesses by June 30, 2004. The Debtor hopes to receive in excess of $15 million in cash from Blue Dot during the liquidation of the operations; provided however, that the anticipation of receiving cash from Blue Dot assumes satisfactory resolutions of remaining stock obligations, potential or pending litigation, insurance and bonding reserves, and no new material additional claims or litigation. Furthermore, it assumes that the remaining businesses produce their projected cash proceeds, and that receivables from various sold locations are collectible. If and when the Debtor receives a distribution from Blue Dot, such distribution shall be used to reduce the Debtor's secured debt.

H. Extension of Time to Assume or Reject Leases

Pursuant to Section 365(d)(4) of the Bankruptcy Code, the Debtor was required to assume or reject its nonresidential real property leases within sixty (60) days of filing its Chapter 11 petition (i.e., by November 13, 2003) absent an extension of such time period by the Bankruptcy Court. By Order dated October 10, 2003, the Bankruptcy Court extended the time within which the Debtor may assume or reject its nonresidential real property leases through and including January 12, 2004.

I. Extension of Exclusive Periods

Pursuant to Section 1121(b) of the Bankruptcy Code, the Debtor's exclusive period to file a plan of reorganization expired on January 12, 2004, and the Debtor's initial 180 day exclusive period to solicit votes on a filed plan expired on March 12, 2004 (together, the "Exclusive Periods"). By order dated January 14, 2004, the Bankruptcy Court extended the Exclusive Periods for an additional 60 days to file a plan through and including March 12, 2004, and of the time to solicit votes thereon through and including May 11, 2004. By separate order dated April 8, 2004, the Bankruptcy Court extended the Exclusive Periods as to the time to solicit votes for acceptance of the Plan through and including July 12, 2004. By separate order dated June 21, 2004, the Bankruptcy Court extended the Exclusive Periods as to the time to solicit votes for acceptance of the Plan through and including September 30, 2004.

J. Claims Process and Bar Date

On or about November 4, 2003, the Debtor filed its Schedules of Assets and Liabilities, Statements of Financial Affairs and Schedule of Executory Contracts and Unexpired Leases (which were amended on December 12, 2003). Previously, on October 10, 2003, the Bankruptcy Court, pursuant to Sections 501 and 1111(a) of the Bankruptcy Code and Bankruptcy Rule 3003(c)(3), entered an Order: (i) fixing January 15, 2004 (the "Bar Date") as the deadline for all creditors of the Debtor, except governmental units, to file proofs of claim against the Debtor's estate; and (ii) fixing April 15, 2004 as the deadline for all governmental unit creditors of the Debtor to file proofs of claim against the Debtor's estate. The Bar Date order provides, except as set forth therein, that any holder of a Claim that fails to file a timely proof of claim on or before the Bar Date (or solely with respect to governmental units, by the

deadline for governmental claims): (a) shall be forever barred, estopped and permanently enjoined from asserting such claim against the Debtor, its successors or its property (or filing a proof of claim with respect thereto) and the Debtor, its successors and its property shall be forever discharged from any and all indebtedness or liability with respect to such claim; (b) shall not be treated as a creditor for purposes of voting on and Distribution under a plan of reorganization in the Chapter 11 Case with respect to such claim; and (c) shall not be entitled to receive any further notices regarding such claim.

A total of approximately 1,031 Claims were filed against the Debtor's estate with an aggregate asserted liability of approximately $8.8 billion (not including those claims that did not designate a claim amount instead identifying their claims as contingent and unliquidated). After a preliminary review of such Claims and a comparison to its books and records, the Debtor believes that the foregoing Claims include, among other things, invalid, overstated, objectionable and duplicative claims. The Debtor estimates that the approximate amount of Claims[32] as of and arising from the occurrence of the Effective Date per category and Class will be as follows:

CLASS	DESCRIPTION	ESTIMATED AMOUNT OF CLAIMS AS OF 3/11/04[33]
Class 1	Priority Claims	$0
Class 2	Unsecured Priority Claims	$443,874.43

[32] The Debtor filed the following claims objections on March 17, 2004: (i) First Omnibus Objection to Claims pursuant to 11 U.S.C.§502(b) and Red.R. Bankr. P. 3007 (Late – Filed Claims – Non-Substantive); (ii) Second Omnibus Objection to Claims Pursuant to 11 U.S.C. §502(b) and Fed R. Bankr. P. 3007 (Duplicate Claims – Non Substantive); (iii) Third Omnibus Objection to Claims Pursuant to 11 U.S.C. §502(b) and Fed. R. Bankr. P. 3007 (Amended Claims – Non-Substantive); and (iv) Fourth Omnibus Objection to Claims Pursuant to 11 U.S.C. §502(b) and Fed. R. Bankr. P. 3007 (Equity Claims – Non-Substantive). On or about May 17, 2004, the Bankruptcy Court entered orders granting the Debtor's first, second, third and fourth omnibus objections to claims. On or about May 21, 2004, the Debtor filed the following claims objections: (a) Fifth Omnibus Objection to Claims Pursuant to 11.U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 [Books and Records – Substantive]; (b) Sixth Omnibus Objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed R. Bankr. P. 3007 [Late – Filed Claims –Non-Substantive]; (c) Seventh Omnibus Objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 [Amended Claims – Non-Substantive]; (d) Eighth Omnibus Objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr.P. 3007 [Claim is filed against incorrect party – non-substantive]; and (e) Ninth Omnibus Objection to claims pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 [Re-classified claims – Substantive]. On or about June 21, 2004, the Bankruptcy Court entered orders granting the Debtor's sixth, seventh, eighth and ninth omnibus objection to claims. The fifth omnibus objection to claims has been continued. The Debtor continues to actively reconcile filed proofs of claim with its books and records and anticipates filing additional claims objections. The Debtor believes the Claims set forth above are reasonable and accurate. This amount is likely to change as the claim reconciliation and objection process move forward. In the estimated numbers set forth above, the Debtor has not included or has reduced the filed claim amount for those disputed claims to which the Debtor believes it has strong defenses and to which the Debtor intends to object. Also eliminated from this initial analysis are those disputed liquidated and contingent claims to which the Debtor intends to object and otherwise estimate at zero for voting purposes. The Debtor will amend, supplement and update this Disclosure Statement as and when the Debtor revises its estimates.

[33] The estimated amounts for Classes 4, 5 and 6 are as of the Petition Date.

CLASS	DESCRIPTION	ESTIMATED AMOUNT OF CLAIMS AS OF 3/11/04[33]
Class 3	Bank One DIP Financing Claims	$0
Class 4[34]	CSFB Financing Claims	$395,218,146
Class 5[35]	Secured Bondholder Claims	
	South Dakota First Mortgage Bond Claims	$115,830,805
	Montana First Mortgage Bond Claims	$173,748,766
	Montana Pollution Control Bond Claims	$173,627,950
	South Dakota Pollution Control Bond Obligations	$21,712,807
	Gas Transition Bond Claims	$49,849,982
Class 6[36]	Other Secured Claims	
	Capital Lease Obligations	$9,689,766
	Letters of Credit	$13,750,000
Class 7	Unsecured Note Claims	
	November 1, 1998 Indenture Claims	$857,649,556
	December 1, 1989 Indenture Claims	$40,615,127
Class 8	Unsecured Subordinated Note Claims	
Class 8(a)	August 1, 1995 Indenture Claims	$321,069,383
Class 8(b)	November 1, 1996 Indenture Claims	$69,537,873
Class 9	General Unsecured Claims	$46,164,330

[34] The estimated amount provided for Class 4 is as of the Petition Date.

[35] The estimated amount provided for Class 5 is as of the Petition Date.

[36] The estimated amount provided for Class 6 is as of the Petition Date.

CLASS	DESCRIPTION	ESTIMATED AMOUNT OF CLAIMS AS OF 3/11/04[33]
Class 10	Unsecured Convenience Claims of $20,000 or Less	$3,022,509
Class 11	Environmental Claims	$44,000,000 (assumed and to be paid in ordinary course as and when such claims may arise)
Class 12	D&O Trust Claims	$0 (to be channeled to D&O Trust)
Class 13	Other Equity and Interest Holder Claims	$0
Class 14	Securities Claims	$0
Class 15	Opt-Out Securities Claims	$0 (to be channeled to D&O Trust)

K. Performance Bonuses

In January, 2004, the Debtor filed a motion to approve amendments to an existing Employee Incentive Plan (as so amended, the "Employee Incentive Plan"). The Debtor believes that the commencement of the Chapter 11 case engendered uncertainty and anxiety among the Debtor's employees, particularly their critical senior and mid-level management employees. Accordingly, to prevent the departure of management and employees, and the concomitant disruption to the Debtor's operations and reorganization efforts occasioned thereby, the Debtor amended its existing Employee Incentive Plan to provide incentives to employees and to reduce costs. An order approving the amendments to the existing Employee Incentive Plan was entered on February 3, 2004.[37]

L. Proposed Equity Committee

On March 24, 2004, RCG Carpathia Master Fund, Ltd., Performance Capital and Smith Management LLC (the "Movants") filed their motion for the appointment of an official equity security holders committee. The Movants assert that an official committee is necessary to assure adequate representation of common stockholders. In particular, the Movants assert that the valuation prepared by the Debtor's financial advisors understates the Reorganized Debtor's value. The Debtor, the United States Trustee and the Creditors' Committee objected to the

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37 The MPSC asserts that the MPSC Order 6474a explicitly requires the Debtor to seek MPSC approval prior to adopting any incentive plans for key executives. The Debtor disagrees that this provision of MPSC Order 6474a remains enforceable.

appointment of an official equity committee. The Movants' motion was denied by court order entered on May 13, 2004.

M. Litigation – Pending and Asserted

(1) AEP Adversary. On or about November 24, 2003, the Debtor filed an adversary complaint against American Electric Power Company, Inc., American Electric Power Service Corporation and Ohio Power Corporation (collectively, "AEP"). The Debtor and AEP are parties to a Letter of Confirmation entered on or about December 3, 2002 for the sale by the Debtor of a certain quantity of power to AEP. The Debtor contends AEP breached this contract by improperly terminating. The Debtor also contends AEP violated the automatic stay by attempting to collect additional funds post-petition. On or about May 28, 2004, the Debtor filed a motion to approve the settlement with AEP. The Court entered an Order approving the settlement with AEP on or about June 21, 2004.

(2) Cornerstone and Mewhinney Litigation. The Debtor, and certain of its present and former officers and directors, are named as defendants in certain complaints filed against CornerStone Propane Partners LP, and other defendants filed in the United States District Court for the Northern District of California. This litigation is stayed as to the Debtor.

(3) Hydrodynamics Litigation. On or about April 9, 2003, Hydrodynamics, Inc. ("Hydrodynamics") commenced a state court action against the Debtor styled Hydrodynamics, Inc. v. NorthWestern Corporation, Case No. DV-03-36, Montana Sixth Judicial District, Park County (the "Hydrodynamics Litigation"). In the Hydrodynamics Litigation, Hydrodynamics asserts breach of contract, breach of the duty of good faith and fair dealing, waiver and estoppel, breach of fiduciary duties and misrepresentation in connection with two (2) Cogeneration and Small Power Production Long-Term Power Purchase Agreements, dated as of October 31, 1984 and as of November 15, 1984 (collectively, the "Hydrodynamics Agreements"). On or about March 19, 2004, Hydrodynamics filed its motion for relief from the automatic stay. At the request of Hydrodynamics, on or about April 1, 2004, the Debtor filed its motion to assume the Hydrodynamics Agreements. On June 21, 2004, the Court entered an order approving the assumption of the Hydrodynamics Agreements. The Debtor and Hydrodynamics are currently negotiating a final settlement agreement which addresses the cure amount and other issues as between the Debtor and Hydrodynamics.

(4) Hylland Arbitration. On April 30, 2003, Mr. Richard Hylland filed a demand for arbitration of contract claims under his employment agreement, as well as tort claims for defamation, infliction of emotional distress and tortious interference and a claim for punitive damages. The arbitration has been stayed by the Debtor's bankruptcy filing and Mr. Hylland's motion seeking lifting of the automatic stay was denied by the Bankruptcy Court pursuant to a written Memorandum Order. On or about January 23, 2004, Mr. Hylland filed a notice of

appeal of the Bankruptcy Court's order denying his motion for relief from stay.[38] The Debtor has filed a motion to dismiss Mr. Hylland's appeal. In connection with the settlement of the Securities Litigation, the Debtor and Mr. Hylland reached an agreement whereby Mr. Hylland will dismiss his claims against the Debtor asserted in the Debtor's bankruptcy proceeding, except for those claims arising from Mr. Hylland's employment, Mr. Hylland and the Debtor shall attempt to negotiate a liquidated amount and if such negotiations are successful, Mr. Hylland will withdraw his pending appeal in the Debtor's bankruptcy proceeding. If an agreed liquidated amount cannot be reached, Mr. Hylland may continue to pursue his appeal and the pending arbitration of his employment claim.

Mr. Hylland asserts total claims in excess of $30.0 million, of which he asserts he is owed $4.0 million in fully vested retirement benefits under the Supplemental Income Security Plan ("SISP") and over $1.4 million for damages relating to administration and/or termination of the Debtor's Family Protector Plan. In connection with his employment agreement, Mr. Hylland further asserts that the Debtor breached specific employment contract provisions, defamation, and other tortious conduct. Mr. Hylland asserts that the Debtor repeatedly subjected Mr. Hylland to "fundamental change conduct" and pursuant to the employment agreement, Mr. Hylland could terminate his employment at any time after providing the Debtor with notice of the fundamental change conduct and a reasonable period of time for the Debtor to cure the fundamental change. The Debtor strongly disagrees with Mr. Hylland's assertions and intends to object to Mr. Hylland's claims.

On or about April 30, 2004, Mr. Hylland filed his Second Motion for Relief from the Automatic Stay to Continue Pre-Petition Arbitration (the "Second Motion"). On May 17, 2004, the Court denied Mr. Hylland's Second Motion without prejudice.

(5) Lewis Adversary. On April 22, 2004, Merle D. Lewis filed an adversary proceeding asserting that the Debtor (i) impermissibly cutback Mr. Lewis' qualified benefits and breached its fiduciary duty to protect the plan benefits, (ii) impermissibly alienated Mr. Lewis' qualified benefits, and (iii) failed to provide consistent treatment to plan recipients. The Debtor believes Mr. Lewis' claims are without merit and intends to timely respond to and vigorously defend the adversary proceeding.

(6) McGreevey, et al. v. The Montana Power Company (the "McGreevey Litigation"). The Debtor is one of several defendants in the McGreevey Litigation now pending in federal court in Montana. The lawsuit was filed by former stockholders of The Montana Power Company (most of whom became stockholders of Touch America Holdings, Inc. as a result of a corporate

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[38] Mr. Hylland has filed numerous claims totaling approximately $61.2 million of which $30.6 million are duplicative. The Debtor intends to strongly object to all of Mr. Hylland's claims.

reorganization of The Montana Power Company). The parties to the McGreevey Litigation proposed to mediate before a federal court judge in Montana. On April 8, 2004, the Court entered an order approving a stipulation granting relief from stay to the extent necessary to permit the Debtor to participate in the mediation. The plaintiffs in the McGreevey Litigation also filed a joinder to the motion of Magten Asset Management Corporation ("Magten") for an Order Granting Relief from the Automatic Stay to Commence Adversary Proceeding Seeking to Avoid Fraudulent Transfer. The Bankruptcy Court denied the joinder of the plaintiffs in the McGreevey Litigation. On April 27, 2004, the McGreevey plaintiffs filed a motion for relief from stay to commence adversary proceeding relating to assets upstreamed to the Debtor by Clark Fork and Blackfoot, LLC ("Clark Fork"). On May 12, 2004, the Debtor filed its objection to the motion for relief from stay. The motion was heard at the May 17, 2004 hearing, and on or about June 16, 2004, the Bankruptcy Court entered an order granting the McGreevey Plaintiffs relief from stay. On July 10, 2004, certain parties to the McGeevey Litigation participated in a mediation before Antonio Piazza of Gregoria, Haldeman, Piazza, Rotman & Matityahu. As a result of the mediation, the parties entered into a memorandum of understanding. On or about August 13, 2004, the Debtor filed a Motion to Approve a Memorandum of Understanding (the "McGreevey MOU") entered into by certain parties to the McGreevey Litigation. The McGeevey MOU contains the material terms of a proposed settlement under which the Debtor will receive a full release and discharge, and withdrawal of any and all claims and causes of actions asserted or filed and which could have been asserted or filed with respect to the McGreevey Litigation. Under the proposed settlement, the Debtor shall give up whatever rights it may have had as a beneficiary under the insurance policies purchased by the Montana Power Company listed on Exhibit C to the Plan as "Disputed Policies." A stipulation of settlement is currently being finalized. The Debtor will file the stipulation of settlement with the Bankruptcy Court prior to a hearing on the McGreevey MOU.

The plaintiffs to the McGreevey Litigation timely filed two (2) proofs of claim in the Debtor's bankruptcy proceeding, claim nos. 691 and 744. In claim no. 691, the plaintiffs claim $3,000,000,000 in connection with the Debtor's agreement to be responsible for any judgment which might be entered in the McGreevey Litigation against NorthWestern Energy, LLC to the extent that NorthWestern Energy, LLC (n/k/a Clark, Fork and Blackfoot, LLC) might not have sufficient assets to satisfy such judgment. Claim No. 691, to the extent Allowed, shall be treated as a D&O Trust Claim only to the extent that such claim is covered by the D&O Policies. In the event that a judgment and/or settlement is reached, Claim No. 691, to the extent it is Allowed, shall be treated as a General Unsecured Claim, Class 9. In the event that the McGreevey Litigation is not resolved by mediation, the Debtor intends to object to the claims prior to the Confirmation Hearing.

In claim no. 744, the plaintiffs claim $600,000,000 asserting that the assets of NorthWestern Energy, LLC were transferred to the Debtor in violation of

Montana fraudulent transfer law. Both the claims filed by the McGreevey Plaintiffs would be resolved as part of the settlement.

(7) QUIPS Litigation. On April 16, 2004, Law Debenture Company of New York as a Trustee ("Law Debenture") under the QUIPS Indenture and Magten Asset Management Corporation ("Magten") a QUIPS holder, commenced an adversary proceeding (the "QUIPS Litigation") seeking, among other things, to avoid the transfer of the Montana Operations assets of Clark Fork and Blackfoot LLC (f/k/a NorthWestern Energy LLC) to the Debtor in November 2002 pursuant to what is generally referred to as the "going flat" transaction. In the QUIPS Litigation, Law Debenture and Magten contend that the "going flat" transaction was a fraudulent transfer and seek to recover the Montana Operations assets on behalf of all QUIPS holders. Law Debenture and Magten assert that if a judgment is obtained against the Debtor in the QUIPS Litigation, the obligations evidenced by the QUIPS could be paid in full, with interest and in Cash.[39] Not only does the Debtor intend to vigorously defend the QUIPS Litigation but the Debtor also strongly disagrees with Law Debenture's and Magten's analysis of the treatment of any recovery in connection with such litigation. The Debtor believes that the Second Amended Plan provides that any recovery in the QUIPS Litigation would be treated as a Class 9 General Unsecured Claim.

On or about May 15, 2004, the Debtor filed a motion to dismiss the complaint in the QUIPS Litigation. As stated in the motion, the Debtor believed that: (a) Law Debenture and Magten lacked standing to bring the fraudulent transfer claims asserted against the Debtor because the QUIPS holders were no longer creditors of Clark Fork and Blackfoot LLC; (b) the transfer of the Montana assets were expressly allowed by the documents governing the QUIPS holders' claim; and (c) the trustee to the QUIPS waived any right to object to the transfer of assets because of a failure to object at the time of each transfer. In response, Law Debenture and Magten asserted that: (a) the QUIPS holders continue to be creditors of Clark Fork and Blackfoot LLC because any purported release of their claims against Clark Fork and Blackfoot LLC under the QUIPS Indenture or otherwise was obtained by fraud and, therefore, ineffective; (b) the Debtor's attempt to assume Clark Fork and Blackfoot LLC's obligations under the QUIPS Indenture was part of a fraudulent scheme to obtain the Montana assets; and (c) at the time of the "going flat" transaction, the Debtor intentionally and fraudulently concealed, among other things, that its financial conditions were much worse than publicly reported. On August 20, 2004, the Bankruptcy Court entered a decision on the Debtor's motion to dismiss (the "QUIPS Litigation Decision"). The

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[39] Magten has indicated that in the event Class 8(b), as a Class, votes to reject the Second Amended Plan, Magten intends to prosecute the QUIPS Litigation. Magten has indicated that it will seek to require the Debtor to place into escrow cash equal to the face amount of the QUIPS plus interest. The Debtor believes that the Second Amended Plan provides that any recovery related to the QUIPS Litigation will be treated as a Class 9 General Unsecured Claim. On or about August 20, 2004, the Debtor filed its Motion Pursuant to Sections 105(a), 363(b) and 502(c) of the Bankruptcy Code for Estimation of Magten Asset Management's Claim and to Establish Disputed Claim Reserve. The motion is currently scheduled to be heard on September 15, 2004.

Bankruptcy Court held that Law Debenture and Magten lack standing as creditors of Clark Fork and Blackfoot LLC to pursue a fraudulent conveyance action against the Debtor because of the release provided in Section 1102 of the QUIPS Indenture, unless Law Debenture and Magten can prove under applicable law that the release was obtained through actual fraud or as part of a fraudulent scheme.[40] To the extent Law Debenture and Magten can prove under applicable law that the release was obtained through actual fraud or as part of fraudulent scheme, Law Debenture and Magten assert that the release may be ineffective and Law Debenture and Magten may be able to pursue the fraudulent transfer claims which have been asserted on behalf of the QUIPS Notes. The Debtor will continue to strongly oppose any continued prosecution of such fraudulent transfer claims.

(8) Magten Montana Action. In addition to the QUIPS Litigation, Magten filed an action in the United States District Court of Montana, Butte Division styled as Civil Action File No. CO-04-26-BU-RFC (the "Magten Montana Action") against certain former officers of Clark Fork at the time of the going flat transaction and has asserted in such action breach of fiduciary obligations owed to Magten in allowing the going flat transaction to be completed. The defendants have moved to dismiss this action.

The Debtor and the defendants in the Magten Montana Action intend to vigorously defend the positions asserted by Magten. The Debtor believes that Magten and holders of the QUIPS are not creditors of Clark Fork but are creditors solely of the Debtor and, as a result, neither Magten nor Law Debenture has standing to pursue the Magten Montana Action. If Magten is a creditor only of the Debtor, it also does not have standing to pursue a breach of fiduciary duty case against the Defendants in the Magten Montana Action.

(9) Debtor's Motion to Estimate Magten Claim and Other Action. Magten also disputes the treatment of its claim under the Debtor's Plan and asserts that its claims are senior to all unsecured creditors. As the documents supporting Magten's claim fail to provide for the priority treatment asserted by Magten, the Debtor disagrees with Magten's assertion of its priority status. On or about August 20, 2004, the Debtor filed its Motion Pursuant to Sections 105(a), 363(b) and 502(c) of the Bankruptcy Code for Estimation of Magten Asset Management's Claim and to Establish Disputed Claim Reserve (the "Estimation Motion"). The motion requests that the Bankruptcy Court estimate the amount of Magten's claim for all purposes, including for purposes of distribution under the Second Amended Plan. The Estimation Motion is currently scheduled to be heard on September 15, 2004.

The Debtor also filed its complaint initiating an adversary proceeding styled, NorthWestern Corporation v. Magten Asset Management Corporation, and Talton R. Embry, Adv. Proc. No. 04-55051 (the "NorthWestern Magten Adversary"). In

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[40] A copy of the QUIPS Litigation Decision is attached to the Second Amended Disclosure Statement as Exhibit P.

the NorthWestern Magten Adversary, the Debtor seeks damages and equitable relief relating to Magten's alleged improper trading activity post-Chapter 11. In particular, the Debtor seeks damages (including disgorgement of any ill-gotten gains) to compensate itself and its creditors for Magten's alleged breach of fiduciary duty, breach of contract, and violation of an express Bankruptcy Court order prohibiting the very trading activity in which Magten engaged. The Debtor also seeks subordination of Magten's claim in the Chapter 11 Case under Section 510(c) of the Bankruptcy Code. The Debtor anticipates that Magten will vigorously defend against the Estimation Motion and the NorthWestern Magten Adversary.

(10) Comanche Park Lift Stay Motion. Comanche Park LLC ("Comanche Park") had filed a complaint against the Debtor and the predecessor-in-interest to Clark Fork prior to the Debtor's filing its Chapter 11 case. Like the plaintiffs in the McGreevey Litigation, Comanche Park also filed a joinder to Magten's motion seeking relief from the automatic stay to pursue the QUIPS Litigation. As with the plaintiffs in the McGreevey Litigation, the Bankruptcy Court denied Comanche Park's joinder. On April 29, 2004, Comanche Park filed its own motion for relief from stay to commence adversary proceeding relating to the assets upstreamed to the Debtor by Clark Fork. On May 12, 2004, the Debtor filed its opposition to Comanche Park's lift stay motion. Comanche Park's motion was heard at the May 17, 2004 hearing and on or about June 16, 2004 the Bankruptcy Court entered an order denying Comanche Park's motion for relief from stay. By order dated August 4, 2004, the Bankruptcy Court approved a compromise and settlement between the Debtor and Comanche Park resolving all of Comanche Park's claims against the Debtor by providing for a $750,000 Allowed Class 9 General Unsecured Claim for Comanche Park.

(11) Milltown Dam. On September 10, 2003, Atlantic Richfield Company ("ARCO") and NorthWestern Energy executed a confidential settlement agreement ("Milltown Settlement"). On October 17, 2003, the Debtor filed a motion with the Bankruptcy Court seeking approval of the Milltown Settlement.[41] Under the terms of the Milltown Settlement, consistent with the Milltown Stipulation described below, commencing the month following Bankruptcy Court approval of such settlement and each month thereafter, the Debtor is to pay $500,000 into an escrow account until the total settlement amount of $10.0 million ($7.5 million for the benefit of ARCO and $2.5 million for the benefit of the government parties) is fully funded. No interest is to accrue on the unpaid settlement amount. The escrow account is to remain funded until a final, nonappealable consent decree is entered by the United States District Court. If a consent decree acceptable to all parties is not

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[41] The United States of America, on behalf of the United States Environmental Protection Agency and the United States Department of the Interior, has asserted that the Debtor, as the alter-ego of Clark Fork, was and still is the owner and operator of the Milltown Site. The State of Montana has asserted that the Debtor and Clark Fork may be substantively consolidated. The State of Montana asserts that in the event the Debtor and Clark Fork are substantively consolidated, the distribution to the Debtor's creditors may be diluted.

implemented, the escrowed funds are to continue to be held in escrow pending further order from the Bankruptcy Court. The Debtor currently has a 10-year, $100 million environmental insurance policy, effective as of May 31, 2002, to mitigate the risk of future environmental liabilities arising from catastrophic failure of Milltown Dam caused by an act of God.

Following the filing of the motion to approve the Milltown Settlement, the Debtor and its wholly owned subsidiary, Clark Fork, have been in active negotiations with ARCO, the United States on behalf of the U.S. Environmental Protection Agency and the U.S. Department of the Interior, the State of Montana and the Confederated Salish and Kootenai Tribes regarding a resolution of the United States and the State of Montana's objections to the Debtor's motion for approval of the Milltown Settlement and a final consent decree acceptable to all of the parties. These negotiations have been successful and on April 7, 2004, a stipulation of settlement (the "Milltown Stipulation") was prepared and finalized.

The Milltown Stipulation provides that the Debtor, with some anticipated funding from Clark Fork, shall contribute $3.9 million (consisting of $2.5 million under the Milltown Settlement and $1.4 million additional) for restoration work within the Milltown Reservoir superfund site. The Debtor shall also make the $7.5 million payment to ARCO under the Milltown Settlement. In addition, the Debtor and/or Clark Fork, shall pay $50,000 in satisfaction of all their historical mitigation obligations arising from demolition of FERC-licensed structures at the Milltown Reservoir site in accordance with the terms and conditions established in the final consent decrees for the site. The Milltown Stipulation along with the Milltown Settlement provides the foundation for such a final consent decree. The Debtor filed a motion seeking approval of the Milltown Stipulation with the Bankruptcy Court on May 10, 2004. On or about July 13, 2004, the Bankruptcy Court entered an order approving the Milltown Stipulation and Milltown Settlement.

In the event that (a) the consent decree is not entered after it is lodged with the courts, (b) the consent decree does not become fully effective pursuant to the conditions of the final decree, or (c) after entry of the consent decree, the consent decree is overturned on appeal and subsequent negotiations are required, and any of the parties to the Milltown Stipulation assert that the negotiations have irretrievably broken down, then the Milltown Settlement shall be deemed void *ab initio*, and all funds paid pursuant to the Milltown Settlement and the Milltown Stipulation into the designated escrow account shall continue to be held in trust in such account pending further order of the Bankruptcy Court.

The Debtor and Clark Fork will continue to comply with any remaining FERC administrative orders and dam safety and operating requirements relating to ongoing site operations, including dam operation, which shall continue until the removal of the Milltown Dam and related structures is completed.

(12) National Union Adversary Proceeding. The Debtor is the plaintiff in an adversary proceeding styled NorthWestern Corporation v. National Union Fire Insurance Company of Pittsburgh, P.A., Adv. Proc. No. 04-53072 (CGC) (the "National

Union Adversary Proceeding"). In the National Union Adversary Proceeding, the parties dispute whether the Debtor has a right to coverage arising from or under Commercial Umbrella Policy, number BE-932-96-74, with a policy period of September 1, 1999 through September 1, 2000, issued to Montana Power Company by National Union Fire Insurance Company of Pittsburgh, P.A. (the "National Union Policy").

The parties intend that only a final binding order or settlement agreement entered in the National Union Adversary Proceeding shall control the parties' respective rights and obligations arising from or under the National Union Policy. As such, nothing contained in the Plan or Confirmation Order, including the Debtor's assumption of executory contracts under Section 8.1 through 8.3 of the Plan, shall affect coverage under the National Union Policy or National Union's rights, defenses, limitations and/or exclusions to be raised in the National Union Adversary Proceeding.

(13) QF Adversary Proceedings. On or about January 28, 2004, Colstrip Energy Limited Partnership ("CELP") and Yellowstone Energy Limited Partnership ("YELP") each filed complaints initiating adversary proceedings in the Debtor's bankruptcy case. On or about February 27, 2004, the Debtor filed its answers to both the CELP and YELP complaints. The Debtor has also served discovery demanding from CELP and YELP a written FERC determination of past and continuing "Qualifying Facility" status. The Debtor filed responsive pleadings in the adversary proceedings. In the CELP proceeding, the parties have agreed to an informal stay of litigation to pursue settlement negotiations. On or about June 22, 2004, the Debtor filed a motion to assume the YELP contract, as ameneded, and approve the settlement of YELP's claim. On or about July 23, 2004, the Bankruptcy Court entered an order approving the Debtor's motion to assume the YELP contract, as amended, and settling YELP's claim.

(14) PPL Montana, LLC. The Debtor is pursuing various claims against PPL Montana, LLC ("PPL") arising from PPL's refusal to purchase certain assets under a certain asset purchase agreement (the "APA"). PPL, in turn, has asserted a number of counterclaims against the Debtor (and Clark Fork and Blackfoot, LLC) based, in large part, upon PPL's claim that The Montana Power Company and/or NorthWestern Energy, LLC breached two Wholesale Transition Service Agreements and certain indemnification obligations under the APA. The Debtor moved to transfer venue to the Federal District Court of Delaware and hearing on the Debtor's Motion was held on March 19, 2004. In connection with PPL Montana's Motion to lift stay PPL Montana and the Debtor stipulated that the case will proceed in the Federal District Court of Delaware if the Debtor's Motion to transfer venue was granted or before Judge Samuel E. Haddon if the Motion was denied. At the hearing Judge Haddon denied the Debtor's Motion and held that, while he had authority to transfer PPL's counterclaims to the Federal District Court of Delaware, the discretionary factors weighed against such a partial transfer that would split the litigation in two different courts. The litigation is currently moving forward before Judge Haddon. Notwithstanding anything to the contrary in the Plan or Disclosure Statement, PPL's indemnification claims under

the APA, including those claims set forth in PPL's proof of claim, dated January 13, 2004, will not be channeled to the D&O Trust.[42]

(15) Securities and Exchange Commission Investigation. In December 2003, the SEC notified the Debtor that it had issued a formal order of private investigation relating to questions regarding the restatements and other accounting and financial reporting matters. If the investigation was to result in a regulatory proceeding or action against the Debtor, the Debtor's business and financial operations could be harmed. The Debtor is fully cooperating with the SEC investigation and is providing requested information on an ongoing basis as expeditiously as possible.

(16) Securities Litigation and Proposed Class Settlement (the "Securities Litigation"). The Debtor and various non-debtors (collectively, the "Contributors") have tentatively agreed, to settle the Securities Litigation which provides for a settlement fund (the "Settlement Fund") in the amount of $41 million, $37 million of which is being contributed by certain of the D&O Policies[43] and $4 million of which is being contributed by other persons and parties. In addition, the plaintiffs in the Securities Litigation will receive a liquidated claim against Netexit in the amount of $20 million as if the plaintiffs' securities claims asserted in the Securities Litigation had been resolved to judgment. No concession has been made by the parties regarding the priority of such liquidated claim against Netexit. The parties involved in the Securities Litigation have executed a memorandum of understanding with respect to the settlement. On April 28, 2004 the Debtor filed a motion for an order seeking approval for the memorandum of understanding and authorizing the Debtor to enter into the Stipulation of Settlement. In connection with the memorandum of understanding, the Debtor and Richard Hylland entered into a separate agreement whereby the parties agree to release their contribution and indemnity claims in and relating to the Securities Litigation. Mr. Hylland has agreed to dismiss certain claims against the Debtor asserted in the Chapter 11 Case, except for claims arising from Mr. Hylland's employment. The agreement with Mr. Hylland was filed with the Court in connection with the Debtor's motion for approval of the memorandum of understanding. On or about June 16, 2004, the Debtor filed the Stipulation of Settlement with both the Bankruptcy Court and the District Court and copies of the Stipulation of Settlement were served on certain notice parties. The presiding

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42 PPL Montana amended its proof of claim on or about August 3, 2004.

43 Attached as Exhibit C to the Plan is a list of the D&O insurance policies that the Debtor is aware of at this time. As a successor-in-interest to The Montana Power Company, the Debtor has an interest in The Montana Power Company insurance policies listed on Exhibit C of the Plan. The TA Debtors and the plaintiffs to the McGreevey Litigation and the In re Touch America ERISA Litigation dispute the Debtor's status as an insured under, and its entitlement to any proceeds from, such Disputed Policies. Nothing in the Plan is intended to determine the Debtor's interest, if any, in the Disputed Policies and the Debtor agrees that in any proceeding to determine the Debtor's interest in, or its right to proceeds of, any of the Disputed Policies it will not assert any defense based on res judicata, collateral estoppel, or any other similar preclusion doctrine as a result of entry by the Bankruptcy Court of an order confirming the Plan (as filed or thereafter amended) except to the extent that the matters are specifically addressed in the confirmation process or by separate order entered in the Chapter 11 Case.

District Court judge in the Securities Litigation shall retain jurisdiction to resolve any disputes over the settlement and its enforcement. On or about July 19, 2004, the District Court Judge granted preliminary approval of the settlement subject to approval by the Bankruptcy Court and set October 8, 2004 as the hearing date for final approval of the settlement. The October 8, 2004 hearing date before the District Court is currently being rescheduled.

(17) Cornerstone Claims. Cornerstone has filed a number of claims against the Debtor's estate, the most significant of which attempts to assert a claim in the approximate amount of $130 million for an alleged capital account deficiency either existing prior to or resulting from the deconsolidation of the Debtor's interests in Cornerstone. The Debtor disputes that there was any capital account deficiency with respect to Cornerstone that will result in any claim for which the Debtor be responsible. Cornerstone also has asserted that the entire deconsolidation transaction should be "unwound" and that the Debtor, as a result of its asserted improper dominion and control over Cornerstone and its operations, should be responsible for certain of Cornerstone's obligations. Cornerstone further asserts any claim the Debtor has against Cornerstone should be offset against Cornerstone's claims as to the Debtor. The Debtor filed its objection to Cornerstone's claims on or about July 13, 2004 and intends to vigorously defend any efforts to unwind the deconsolidation transaction or to deny recovery on its claims against Cornerstone.

(18) Gas Appeal. On July 3, 2003, the MPSC issued Order No. 6468c, denying the Debtor's request to recover approximately $12 million in natural gas costs through rates collected from Montana retail ratepayers. The Debtor petitioned for judicial review of that Order to Montana's First Judicial District Court, Lewis and Clark County, in a matter entitled *NorthWestern Energy v. Montana Department of Public Service Regulation*, Montana Public Service Commission, Cause No. CDV 2003-443. The appeal was initially stayed by the Debtor pending the bankruptcy proceedings. Settlement discussions occurred, but they have not produced a settlement. The stay was then lifted, and the Debtor and MPSC have agreed to a briefing schedule that will be completed on June 29, 2004, prior to the Debtor's anticipated emergence from bankruptcy. The MPSC contends that any reversal of its Order will trigger the provision in 11 U.S.C. § 1129(a)(6) requiring explicit regulatory approval of rate changes as a condition of Plan confirmation. The Debtor disputes the MPSC's position because any rate change will be limited to natural gas costs and not be a change of base retail rates collected from Montana retail rate payers.

N. Inquiries to Purchase Debtor's Assets

Since the initiation of the Debtor's Chapter 11 proceedings, from time to time, the Debtor and its advisors have received unsolicited statements of interest, subject to conditions such as completion of due diligence, to purchase some or all of the Debtor's assets and operations. The Debtor has undertaken an extensive review of these indications of interest and has consulted with the Creditors' Committee with respect to such proposals. It is the Debtor's conclusion that the indications of interest presented thus far either did not equal the value

distributable to creditors pursuant to the Debtor's Plan or did not present a significant premium over such value to justify the time, costs and expense to pursue a sale of the Debtor's assets during its Chapter 11 proceeding.

More recently, the Debtor has received separate unsolicited statements of interest for its South Dakota and Nebraska operations, and for its Montana assets and operations. The Debtor is currently evaluating and analyzing these more recent proposals.

ARTICLE IV
OVERVIEW OF THE PLAN

A. General

The following is a summary intended as a brief overview of the Plan and is qualified in its entirety by reference to the full text of the Plan and any supplement to the Plan which may be filed. Holders of Claims and Equity Interests are respectfully referred to the relevant provisions of the Bankruptcy Code and are encouraged to review the Plan and this Disclosure Statement with their counsel.

In general, a Chapter 11 plan of reorganization must: (i) divide claims and equity interests into separate categories and classes; (ii) specify the treatment that each category and class is to receive under such plan; and (iii) contain other provisions necessary to implement the reorganization of a debtor. A Chapter 11 plan may specify that the legal, equitable, and contractual rights of the holders of claims or equity interests in certain classes are to remain unchanged by the reorganization effectuated by the plan. Such classes are referred to as "unimpaired" and, because of such favorable treatment, are deemed to vote to accept the plan. Accordingly, it is not necessary to solicit votes from holders of claims or equity interests in such "unimpaired" classes. Pursuant to Section 1124(1) of the Bankruptcy Code, a class of claims or interests is "impaired," and entitled to vote on a plan, unless the plan "leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder of such claim or interest."

The Debtor believes that: (i) under the Plan, holders of impaired Claims will obtain a greater recovery than they would otherwise obtain if the assets of the Debtor were liquidated under Chapter 7 of the Bankruptcy Code; and (ii) the Plan will enable the Debtor to emerge from Chapter 11 as a viable and competitive enterprise, and enhance the Debtor's ability to effect a return to profitability.

B. Classification of Claims and Equity Interests

Section 1122 of the Bankruptcy Code provides that a plan of reorganization shall classify the claims and equity interests of a debtor's creditors and equity interest holders. In compliance with Section 1122, the Plan divides the holders of Claims into sixteen (16) Classes, and sets forth the treatment offered to each Class. These Classes take into account the differing nature and priority of Claims against the Debtor. Section 101(5) of the Bankruptcy Code defines "claim" as a "right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured" or a "right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is

reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured." 11 U.S.C. §101(5). A "Claim" against the Debtor also includes a Claim against property of the Debtor, as provided in Section 102(2) of the Bankruptcy Code. 11 U.S.C. § 102(2). An interest is an equity interest in a debtor.

For the holder of a Claim to participate in a reorganization plan and receive the treatment offered to the class in which it is classified, its Claim must be "Allowed." Under the Plan, an Allowed Claim is defined as: (a) a Claim that has been listed by the Debtor in its Schedules, as such Schedules may be amended from time to time in accordance with Bankruptcy Rule 1009, and (i) is not listed as disputed, contingent or unliquidated, and (ii) is not a Claim as to which a proof of claim has been filed; (b) a Claim as to which a timely proof of Claim has been filed as of the Bar Date in a sum certain and either (i) no objection thereto, or application to estimate, equitably subordinate, reclassify or otherwise limit recovery, has been made on or before any applicable deadline, or (ii) if an objection thereto, or application to estimate, equitably subordinate, reclassify or otherwise limit recovery, has been interposed, the extent to which such Claim (whether in whole or in part) has been allowed by a Final Order; (c) a Claim arising from the recovery of property under Section 550 or 553 of the Bankruptcy Code and allowed in accordance with Section 502(h) of the Bankruptcy Code; (d) any Claim expressly allowed under the Plan; or (e) any Claim expressly allowed by Final Order.

C. Treatment of Claims and Equity Interests Under the Plan

The Plan segregates the various Claims against, and Equity Interests in, the Debtor into holders of Priority Claims in Class 1, Unsecured Priority Claims in Class 2, Bank One DIP Financing Claims in Class 3, CSFB Financing Claims in Class 4, Secured Bondholder Claims in Class 5, Other Secured Claims in Class 6, Unsecured Note Claims in Class 7, Unsecured Subordinated Note Claims represented by TOPrS Notes in Class 8(a), Unsecured Subordinated Note claims represented by QUIPS Notes in Class 8 (b), General Unsecured Claims in Class 9, Unsecured Convenience Claims each of $20,000 or Less in Class 10, Environmental Claims in Class 11, D&O Trust Claims in Class 12, Other Equity and Interest Holders in Class 13, Securities Claims in Class 14 and Opt-out Securities Claims in Class 15.

Under the Plan, Classes 1, 2, 3, 4, 5, 6, 10, 11, and 14 are unimpaired, and Classes 7, 8, 9, 12, 13 and 15 are impaired. Class 15 may or may not be impaired depending on the treatment of Allowed Claims elected by the Debtor. In the Debtor's opinion, the treatment accorded to the impaired Classes of Claims and Equity Interests under the Plan represents the best treatment that can be provided to such Classes under the circumstances and is superior to the treatment that would be afforded to such Classes in the event of a liquidation of the Debtor. Set forth below is a summary of the Plan's treatment of the various categories and Classes of Claims and Equity Interests. This summary is qualified in its entirety by the full text of the Plan. In the event of an inconsistency between the Plan and the description contained herein, the terms of the Plan shall govern. The Plan is complicated and substantial. Time should be allowed for its analysis and consultation with a legal and/or financial advisor is recommended and should be considered.

The Debtor has filed the following claims objections: (i) First Omnibus Objection to Claims pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 (Late-Filed Claims – Non-Substantive); (ii) Second Omnibus Objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed R. Bankr. P. 3007 (Duplicate Claims – Non Substantive); (iii) Third Omnibus Objection to

Claims Pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 (Amended Claims – Non-Substantive); (iv) Fourth Omnibus Objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 (Equity Claims – Non-Substantive); (v) Fifth Omnibus Objection to Claims Pursuant to 11.U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 [Books and Records – Substantive]; (vi) Sixth Omnibus Objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed R. Bankr. P. 3007 [Late – Filed Claims –Non-Substantive]; (vii) Seventh Omnibus objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 [Amended claims – Non-Substantive]; (viii) Eighth Omnibus Objection to Claims Pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr.P. 3007 [Claim is filed against incorrect party – non-substantive]; and (ix) Ninth Omnibus Objection to claims pursuant to 11 U.S.C. § 502(b) and Fed. R. Bankr. P. 3007 [Re-classified claims – Substantive]. The Debtor continues to actively reconcile filed proofs of claim with its books and records and anticipates filing additional omnibus and individual claim objections.

(1) Classes of Claims

a. CLASS 1 — PRIORITY CLAIMS

Priority Claims are Claims constituting a cost or expense of administration of the Chapter 11 Case allowed under Sections 503(b) and 507(a)(1) of the Bankruptcy Code. Priority Claims include all costs incurred in the operation of the Debtor's businesses after the Petition Date, the fees and expenses of Professionals retained by the Debtor and the Creditors' Committee, and the fees due to the United States Trustee pursuant to 28 U.S.C. § 1930. Under the Plan, all Allowed Priority Claims shall be paid in full, in cash, in such amounts as: (a) are incurred in the ordinary course of business by the Debtor when and as such Claims become due and owing; (b) are Allowed by the Bankruptcy Court upon the later of the Effective Date, the date upon which there is a Final Order allowing such Priority Claim or any other date specified in such order; or (c) may be agreed upon between the holder of such Priority Claim and the Debtor or Reorganized Debtor, as the case may be. The Debtor estimates that Priority Claims to be paid on the Effective Date will aggregate approximately $0.

All entities seeking an award by the Bankruptcy Court of Professional Fees, or of compensation for services rendered to the Debtor or the Creditors' Committee or reimbursement of expenses incurred in this representation through and including the Confirmation Date under Sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy Code, (a) shall file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Confirmation Date within sixty (60) days after the Confirmation Date, and (b) if granted such an award by the Bankruptcy Court, shall be paid in full in such amounts as are allowed by the Bankruptcy Court (i) on the later of the Effective Date or the date such Administrative Claim becomes an Allowed Administrative Claim, or as soon thereafter as is practicable, (ii) upon such other terms as may be mutually agreed upon between such holder of an Allowed Administrative Claim and the Debtor or, on and after the Effective Date, Reorganized Debtor, or (iii) in accordance with the terms of any applicable administrative procedures order entered by the Bankruptcy Court. Parties-in-interest shall have thirty (30) days after the filing of a final fee application to object to such fee application. All Professional Fees for services rendered in connection with the Chapter 11 Case and the Plan after the Confirmation Date, including, without limitation, those relating to the occurrence of the Effective Date, the prosecution of Causes of Action preserved under the Plan and the resolution of Disputed Claims, shall be paid by Reorganized Debtor upon receipt of an invoice therefor, or

on such other terms as Reorganized Debtor may agree to, without the need for further Bankruptcy Court authorization or entry of a Final Order. If Reorganized Debtor and any Professional cannot agree on the amount of post-Confirmation Date fees and expenses to be paid to such Professional, such amount shall be determined by the Bankruptcy Court.

b. CLASS 2 — UNSECURED PRIORITY CLAIMS.

Unsecured Priority Claims are Unsecured Claims entitled to priority status pursuant to Section 507 of the Bankruptcy Code. Each holder of an Allowed Unsecured Priority Claim shall receive Cash in an amount equal to such Allowed Unsecured Priority Claim on the later of (i) the Effective Date and (ii) the date such Unsecured Priority Claim becomes an Allowed Unsecured Priority Claim or as soon thereafter as is practicable, unless the holder of an Allowed Unsecured Priority Claim and the Debtor or Reorganized Debtor, as the case may be, agree to a different treatment thereof.

The Debtor estimates that Unsecured Priority Claims to be paid on the Effective Date will aggregate approximately $443,874.43.

c. CLASS 3 — BANK ONE DIP FINANCING CLAIMS.

Bank One DIP Financing Claims are the Claims of Bank One, N.A., as agent, or any successor agent thereto, under the DIP Financing Order and DIP Loan Documents. Each holder of an Allowed Bank One DIP Financing Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge thereof, of such Allowed Bank One DIP Financing Claim distributions pursuant to the DIP Financing Order and the DIP Loan Documents on Effective Date, unless the holder of the Allowed Bank One DIP Financing Claim and the Debtor or Reorganized Debtor, as the case may be, agree to a different treatment thereof. The Debtor estimates that the Bank One DIP Financing Claims to be paid on Effective Date will be approximately $0.[44]

d. CLASS 4 — CSFB FINANCING CLAIMS.

CSFB Financing Claims are the Claims of Credit Suisse First Boston, as agent, under the CSFB Order and the CSFB Financing Documents. Each holder of an Allowed CSFB Financing Claim shall receive full satisfaction and settlement thereof through the continuation of such Allowed CSFB Financing Claim pursuant to the CSFB Order and the CSFB Financing Documents. The Debtor estimates that the principal amount of the CSFB Financing Claim to be Reinstated on the Effective Date will be approximately $383,175,000.00.

e. CLASS 5 — SECURED BONDHOLDER CLAIMS.

Secured Bondholder Claims are Claims of the holder of any of the Gas Transition Bonds, the South Dakota First Mortgage Bonds, the Montana First Mortgage Bonds, the Montana Pollution Control Bonds, or the South Dakota, Nebraska and Iowa Pollution Control Bond Obligations. The holder of an Allowed Secured Bondholder Claims shall receive in full satisfaction and settlement thereof through the full Reinstatement of such Allowed Secured

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[44] As of the date of the First Amended Plan, the Debtor had not drawn any funds under the DIP Loan Agreement. However, as of the date of the First Amended Plan, $12.9 million in letters of credit have been issued under the DIP Loan Agreement.

Bondholder Claims. The Debtor estimates that the Secured Bondholder claims to be Reinstated on the Effective Date will be as set forth below:

Class 5	Secured Bondholder Claims	
	South Dakota First Mortgage Bond Claims	$115,830,805
	Montana First Mortgage Bond Claims	$173,748,766
	Montana Pollution Control Bond Claims	$173,627,950
	South Dakota, Nebraska and Iowa Pollution Control Bond Claims	$21,712,807
	Gas Transition Bond Claims	$42,450,000

f. CLASS 6 — OTHER SECURED CLAIMS.

Other Secured Claims are any Secured Claims, exclusive of Priority Claims, Bank One DIP Financing Claims, CSFB Financing Claims and Secured Bondholder Claims. Holders of an Allowed Other Secured Claim shall receive in full satisfaction and settlement thereof through full Reinstatement of such Allowed Other Secured Claim. The Debtor estimates that the Other Secured Claims to be Reinstated on the Effective Date will be approximately $9,689,766 plus contingent and unliquidated claims.[45]

The Debtor is not in default under any existing executory contract or expired lease under Class 6. As of the date hereof, the Debtor intends to assume all executory contracts and unexpired leases with holders of Class 6 Claims. The Debtor will provide notice of the assumption as set forth in the procedures described in Article IV(F)(1) of this Disclosure Statement.

g. CLASS 7 — UNSECURED NOTE CLAIMS.

Unsecured Note Claims are Claims by the holder of any Unsecured Note. On the Effective Date, the Unsecured Notes shall be cancelled, annulled and extinguished.[46] On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Unsecured Note Claims and Class 9 General Unsecured Claims, shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Allowed Claim its Pro Rata Share of: 32,660,000 shares of New Common Stock (such 32,660,000 shares representing 92% of the New Common Stock issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the warrants to

[45] The Debtor has capital lease obligations and letters of credit in total approximate amount as of the Petition Date of $23,439,766. As of the date hereof, the letters of credit have all expired or been replaced with letters of credit under the Debtor's DIP Loan Agreement.

[46] Any securities held by the Debtor for Unsecured Note Claims, Class 7, shall be cancelled, annulled and extinguished. The Debtor will not share in any Distributions on account of such holdings.

purchase additional shares of New Common Stock allocated to the Class 8 holders described below (the "Warrants" and the agreement pursuant to which such Warrants are to be issued, the "Warrant Agreement"), plus (b) the 505,591 shares of New Common Stock allocated to Class 8(b), if Class 8(b), as a class, votes to reject the Plan. The Debtor estimates that the Unsecured Note Claims to be converted to equity shall be in the aggregate approximately $898,264,683 and Class 9 General Unsecured Claims to be converted to equity shall be in the aggregate approximately $46,164,330 plus contingent and unliquidated claims. The total estimate of both Unsecured Note Claims and General Unsecured Claims to be converted to equity shall be in the aggregate approximately $944,429,013. The New Common Stock issued pursuant to Section 4.7(c) of the Plan shall be subject to dilution by any shares of New Common Stock issued and distributed in accordance with exercise of the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter.[47]

As of the Effective Date, (i) all Unsecured Notes, shall be cancelled and deemed null and void and of no further force and effect, and (ii) all obligations of any Person under the Unsecured Notes, the Unsecured Note Indentures and all other agreements, instruments and documents evidencing the Unsecured Notes and the rights of the holders thereof, shall be cancelled and deemed null and void and of no further force and effect (all without further act or action by any Person), except that such Unsecured Notes Indentures and other agreements that govern the rights of holders of the Unsecured Notes shall continue in effect solely for the purposes of allowing the indenture trustee, agent or servicer thereunder to make the distributions to be made on account of such Claims under the Plan, as provided herein, and allowing such indenture trustee to enforce its Indenture Trustee Charging Lien, as more particularly described in Section 5.18 of the Plan. Without limiting the foregoing, each holder of an Unsecured Note Claim shall be deemed to consent to the cancellation and release of any guarantee, instrument, agreement or other documents respecting payment of the Unsecured Notes and the release of any and all Claims it may have with respect to any property or assets of the Debtor and/or Reorganized Debtor.

h. CLASS 8 — UNSECURED SUBORDINATED NOTE CLAIMS.

(i) Class 8(a) – Unsecured Subordinated Note Claims – Represented by TOPrs Notes. Class 8(a) Claims are Claims by the holder of an Unsecured Subordinated Note represented by TOPrs Notes. On the Effective Date, the Unsecured Subordinated Note Claims represented by the TOPrS Notes shall be deemed Allowed in the aggregate amount of $321,069,399, which includes accrued and unpaid interest on the TOPrS Notes relating to the period up to but not including the Petition Date. On the Effective Date the Unsecured Subordinated Notes represented by the TOPrS Notes shall be automatically cancelled, annulled and extinguished.[48] On the Effective Date, or as soon thereafter as practicable, each holder of an Unsecured Subordinated Note Claim represented by the TOPrS Notes shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim a Pro Rata Share

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[47] The New Incentive Plan is in the process of being developed. Once the proposed New Incentive Plan is finalized, the extent of any dilution of shareholder interests will be disclosed in a motion seeking Court approval of the New Incentive Plan.

[48] Any securities held by the Debtor for Unsecured Subordinated Note Claims in Class 8(a) shall be cancelled, annulled, and extinguished. The Debtor will not share in any Distributions on account of such holdings.

of: (i) 2,334,409 shares of New Common Stock (such 2,334,409 shares representing 6.6% of the New Common Stock to be issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the Warrants); plus (ii) the Warrants exercisable for an additional 10.7% of New Common Stock. The New Common Stock issued pursuant to Section 4.8(a)(ii) of the Plan shall be subject to dilution by shares of New Common Stock issued and distributed in accordance with exercise of the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter as the same may be amended from time to time. The Warrants to be issued pursuant to Section 4.8(a)(ii) shall be exercised, if at all, no later than three years following the Effective Date and shall have such terms and conditions as more particularly set forth on Schedule 4.8 to the Plan.

As of the Effective Date, (i) all Unsecured Subordinated Notes represented by the TOPrS Notes shall be cancelled and deemed null and void and of no further force and effect, and (ii) all obligations of any Person under or in respect of the Unsecured Subordinated Notes represented by the TOPrS Notes, the TOPrS Indentures and all other agreements, instruments and documents evidencing the Unsecured Subordinated Notes represented by the TOPrS Notes and the rights of the holders thereof, including, but not limited to, any related Claims and Causes of Action, including, but not limited to, fraudulent transfer claims against the Debtor, shall be cancelled and deemed null and void and of no further force and effect (all without further act or action by any Person), except that such TOPrS Indentures and other agreements that govern the rights of the holders of the Unsecured Subordinated Notes represented by the TOPrS Notes shall continue in effect solely for the purposes of allowing the indenture trustee, agent or servicer thereunder to make the distributions to be made on account of such Claims under the Second Amended Plan, as described herein, and allowing such indenture trustee to enforce its Indenture Trustee Charging Lien, as more particularly described in Section 5.18 of the Second Amended Plan. Without limiting the foregoing, each holder of an Unsecured Subordinated Note Claim represented by the TOPrS Notes shall be deemed to consent to the cancellation and release of any guarantee, instrument, agreement or other documents respecting payment of the Unsecured Subordinated Notes represented by the TOPrS Notes and the release of any and all Claims it may have with respect to any property or assets of the Debtor and/or Reorganized Debtor.

(ii) Class 8(b) Unsecured Subordinated Note Claims represented by QUIPS Notes. Class 8(b) Claims are Claims by the holder of an unsecured subordinated Note Claim represented by QUIPS Notes. Unless the Debtor or another party-in-interest either objects or specifically reserves the right to object to claims of a specific holder of Unsecured Subordinated Note Claims represented by the QUIPS Notes, then on the Effective Date, the Unsecured Subordinated Note Claims represented by the QUIPS Notes shall be deemed Allowed in the aggregate amount of $69,537,873, which includes accrued and unpaid interest on the QUIPS Notes relating to the period up to but not including the Petition Date. The Debtor specifically reserves the right to object to all the claims and recoveries of Magten Asset Management Corporation, as a holder of Claims and Causes of Action pursuant to the QUIPS Notes.

On the Effective Date, or as soon thereafter as practicable,[49] each holder of an Unsecured Subordinated Note Claim represented by the QUIPS Notes and related Claims and Causes of Action who accepts or rejects the Plan may opt to receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim either, but not both:

(1) a Pro Rata Share of 505,591 shares of New Common Stock (such 505,591 shares representing 1.4% of the New Common Stock to be issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the Warrants), plus Warrants exercisable for an additional 2.3% of New Common Stock (collectively, "Option 1"); or

(2) a Pro Rata Share of recoveries, if any, upon resolution of the QUIPS Litigation ("Option 2").

If a holder of a Class 8(b) Unsecured Subordinated Note Claim votes to accept or reject the Plan and chooses Option 1, then: (i) such holder will receive its Pro Rata Share of the Distribution provided for under Option 1; and (ii) such Distribution will be in lieu of and release of any claims and rights the holder may have with respect to the QUIPS Litigation. If a holder of a Class 8(b) Unsecured Subordinated Note Claim votes to accept or reject the Plan and chooses Option 2, then: (i) such holder's claim shall be treated as a Class 9 General Unsecured Claim, subject to estimation and reserves for Disputed Claims as provided for by Section 7.5 of the Plan, with Distributions to holders of Class 8(b) Unsecured Subordinated Note Claims which choose Option 2 being made, if at all, only upon entry of a Final Order resolving the QUIPS Litigation (unless otherwise agreed to by the Debtor and the Committee); and (ii) any New Common Stock which otherwise would have been distributable to such holder if such holder had chosen Option 1, shall be distributed, pro rata to Class 7 and Class 9, and the Warrants which otherwise would have been distributable will be canceled. If a holder of a Class 8(b) Unsecured Subordinated Note Claim votes to accept the Plan and does not designate its choice of Option 1 or Option 2, or designates both Option 1 and Option 2, such holder shall be deemed to have chosen Option 1 and its receipt of its Pro Rata Share of the Distribution provided for under Option 1 will be in lieu of and release of any claims and rights to recoveries such holder may have with respect to the QUIPS Litigation.

If a holder of a Class 8(b) Unsecured Subordinated Note Claim does not vote either to accept or reject the Plan but Class 8(b), as a Class, votes to accept the Plan, then such non-voting holder shall be deemed to have chosen Option 1 and its receipt of its Pro Rata Share of the Distribution provided by Option 1 will be in lieu of and release of any claims and rights to recoveries such holder may have with respect to the QUIPS Litigation. If a holder of a Class 8(b) Unsecured Subordinated Note Claim does not vote either to accept or reject the Plan but Class 8(b), as a Class, votes to reject the Plan then: (i) such non-voting holder shall be deemed to have chosen Option 2, with Distributions to such holders being made, if at all, only upon entry of a Final Order resolving the QUIPS Litigation (unless otherwise agreed to by the Debtor and the

[49] Any securities held by the Debtor for Unsecured Subordinated Note Claims in Class 8(b) shall be cancelled, annulled, and extinguished. The Debtor will not share in any Distributions on account of such holdings.

Committee); and (ii) any New Common Stock which otherwise would have been distributable to such holder if such holder had accepted the Plan and chosen Option 1, shall be distributed pro rata to Class 7 and Class 9, and the Warrants which otherwise would have been distributable will be canceled.

The New Common Stock issued pursuant to Section 4.8 of the Plan shall be subject to dilution by shares of New Common Stock issued and distributed in accordance with exercise of the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter as the same may be amended from time to time. The Warrants to be issued pursuant to Section 4.8 of the Plan shall be exercised, if at all, no later than three years following the Effective Date and shall have such terms and conditions as more particularly set forth on Schedule 4.8 to the Plan.

As of the Effective Date, (i) all Unsecured Subordinated Notes represented by the QUIPS Notes shall be cancelled and deemed null and void and of no further force and effect, and (ii) all obligations of any Person under or in respect of the Unsecured Subordinated Notes represented by the QUIPS Notes, the Unsecured Subordinated Note Indentures and all other agreements, instruments and documents evidencing the Unsecured Subordinated Notes represented by the QUIPS Notes and the rights of the holders thereof, including, but not limited to, any related Claims and Causes of Action, including, but not limited to, the QUIPS Litigation against the Debtor (at least with respect to those holders of Unsecured Subordinated Notes represented by the QUIPS Notes that have been chosen or are deemed to have chosen Option 1) shall be cancelled and deemed null and void and of no further force and effect (all without further act or action by any Person), except that such Unsecured Subordinated Notes Indentures and other agreements that govern the rights of the holders of the Unsecured Subordinated Notes represented by the QUIPS Notes shall continue in effect solely for the purposes of allowing the Indenture Trustee, agent or servicer thereunder to make the distributions to be made on account of such Claims under the Second Amended Plan, as described herein, and allowing such indenture trustee to enforce its Indenture Trustee Charging Lien, as more particularly described in Section 5.18 of the Second Amended Plan. Without limiting the foregoing, each holder of an Unsecured Subordinated Note Claim shall be deemed to consent to the cancellation and release of any guarantee, instrument, agreement or other documents respecting payment of the Unsecured Subordinated Notes represented by the QUIPS Notes and the release of any and all Claims it may have with respect to any property or assets of the Debtor and/or Reorganized Debtor.

i. CLASS 9 —GENERAL UNSECURED CLAIMS

General Unsecured Claims shall mean any Claim that is not an Administrative Claim, Fee Claim, Priority Tax Claim, Priority Claim, Unsecured Priority Claim, Bank One DIP Financing Claim, CSFB Financing Claim, Secured Claim, Unsecured Note Claim, Unsecured Subordinated Note Claim, Unsecured Convenience Claim, D&O Trust Claim, Other Equity Interest, Securities Claim, Opt-Out Securities Claim or Environmental Claim, but shall specifically include an Allowed QF Claim.

On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed General Unsecured Claim, along with holders of Class 7 Unsecured Note Claims, shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim its

Pro Rata Share of: (a) 32,660,000 shares of New Common Stock (such 32,660.000 shares representing 92% of the New Common Stock issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the Warrants), plus (b) the 505,591 shares of New Common Stock allocated to Class 8(b) if Class 8(b), as a class, votes to reject the Plan. The Debtor estimates that the Unsecured Note Claims to be converted to equity shall be in the aggregate approximately $898,264,683 and Class 9 General Unsecured Claims to be converted to equity shall be in the aggregate approximately $46,164,330 plus contingent and unliquidated claims.[50] The total estimate of both Unsecured Note Claims and General Unsecured Claims to be converted to equity shall be in the aggregate approximately $944,429,013. The New Common Stock issued pursuant to Section 4.19(c) of the Plan shall be subject to dilution by any shares of New Common Stock issued and distributed in accordance with the exercise of the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter.

As described above, the rejection of non-qualified plans may lead to General Unsecured Claims[51] held by certain of the Debtor's Insiders. Insider Claims related to employment with the Debtor are also included in Class 9 – General Unsecured Claims.[52] The rejection, termination or modification of any non-qualified plan will be by separate motion to the Bankruptcy Court providing interested parties the opportunity to object. To the extent that Insiders have claims for indemnification, advancements, and/or legal fees and expenses channeled under the Plan and D&O Trust Documents such claims shall be included in Class 12 – D&O Trust Claims.[53]

j. CLASS 10 — UNSECURED CONVENIENCE CLAIMS EACH OF $20,000 OR LESS

Unsecured Convenience Claims are Unsecured Claims that are $20,000 or less and held by a Person that is not an Insider. Holders of Allowed General Unsecured Claims of up to $20,000 or less in Class 9, may elect to participate in Class 10 up to $20,000 by voting to

[50] A significant portion of the Class 9 General Unsecured Claims consists of claims related to ongoing litigation. The holders of these litigation-related claims include: (i) Cornerstone Propane Partners LLP; (ii) Douglas Nelson and Shila Fisher; (iii) Estate of Orval Meyer; (iv) Harold and Rynee Steward; (v) Jim Gilman Excavating; (vi) Paladin Associates; and (vii) a workers' compensation class action. The estimates of Class 9 General Unsecured Claims provided in this Disclosure Statement are based on the Debtor's risk assessments, litigation analysis and book values.

[51] The Debtor intends to terminate and/or reject the nonqualified plans as discussed above and will be filing a motion seeking an order implementing the proposed termination and/or rejection. The Debtor intends to reject the following non-qualified plans: (i) NorthWestern Corporation Traditional Pension Equalization Plan; (ii) NorthWestern Energy Executive Long-Term Incentive Plan; (iii) NorthWestern Corporation Cash Balance Supplemental Executive Retirement Plan; and (iv) Montana Power Benefit Restoration Plan for the Board of Directors and the NorthWestern Corporation Executive Benefits Trust. The Debtor intends to assume the remaining non-qualified plans.

[52] Richard Hylland filed a claim in the amount of $30.4 million in connection with his employment with the Debtor and benefits under the Debtor's non-qualified benefit plans. Mr. Hylland's claims, if allowed, would fall into a number of Classes, including Class 9 and Class 12. The Debtor intends to object to Mr. Hylland's claims.

[53] The Debtor is currently reviewing claims filed by Insiders and reserves all rights to object to such claims.

accept the Plan and marking the Ballot in the space provided. Holders of Allowed General Unsecured Claims in excess of $20,000 may elect to reduce the amount of such holders Allowed Claim to $20,000 and participate in the Distributions to be paid to Class 10 Convenience Claims. Such an election constitutes a waiver of the amount of such holder's Allowed General Unsecured Claim in excess of $20,000, and such holder shall be deemed to release the Debtor and Reorganized Debtor from any and all liability for such excess amount.

Each holder of an Allowed Convenience Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Convenience Claim, one of the following forms of treatment:

(i) Cash equal to the amount of the Allowed Convenience Claim up to $20,000, on or as soon as practicable after the later of (1) the Effective Date and (2) the date that is ten (10) Business Days after a Class 2 Unsecured Priority Claim becomes an Allowed Convenience Claim by a Final Order; or

(ii) Such other treatment as the Debtor and such holder shall have agreed upon in writing. The Debtor estimates that the payments to be made to Holders of Class 10 shall be approximately $3,022,509.

k. CLASS 11 — ENVIRONMENTAL CLAIMS

Environmental Claims are all Claims against the Debtor, including, but not limited to, the Claims listed on Attachments 17(a), (b), and (c) of the Debtor's Statement of Financial Affairs, as may be amended from time to time, arising from (i) any accusation, allegation, notice of violation, action, claim, environmental Lien, demand, abatement or other order, restriction or direction (conditional or otherwise) by any governmental entity or other Person for personal injury (including, but not limited to, sickness, disease or death), tangible or intangible property damage, punitive damages, damage to the environment, nuisance, pollution, contamination or other adverse effect on the environment or costs (to the extent recoverable under applicable non-bankruptcy law) of any governmental entity related thereto, in each case resulting from or based upon (a) the existence, or the continuation of the existence, of a release of (including, but not limited to, sudden or non-sudden accidental or non-accidental releases), or exposure to, any hazardous or deleterious material, substance, waste, pollutant or contaminant, odor or audible noise in, into or onto the environment (including, but not limited to, the air, soil, surface water or groundwater) at, in, by, from or related to any property (including any vessels or facilities of the Debtor) presently or formerly owned, operated or leased by the Debtor, or one of its non-debtor subsidiaries, to the extent the Debtor may have liability on behalf of such subsidiary, or any activities or operations thereof, (b) the transportation, storage, treatment or disposal of any hazardous or deleterious material, substance, waste, pollutant or contaminant in connection with any property (including any vessels or facilities of the Debtor) presently or formerly owned, operated or leased by the Debtor, or one of its non-debtor subsidiaries, to the extent the Debtor may have liability on behalf of such subsidiary, its operation or facilities, or (c) the violation or alleged violation, of any environmental law, order or environmental permit or license of or from any governmental entity relating to environmental matters connected with any property (including any vessels or facilities of the Debtor) presently or formerly owned, operated or leased by the Debtor or one of its non-debtor subsidiaries, to the extent the Debtor may have liability on behalf of such subsidiary (including, without limitation, any FERC license pertaining to any environmental matter); and (ii) any claim for indemnification or contribution (whether

based on contract, statute or common law) against the Debtor by any third party, where such indemnification or contribution claim of such third party is based on a claim against such third party that if asserted directly against the Debtor would be a claim included within the immediately preceding clause (i); provided, however, that Environmental Claims shall not include any Claims (other than the Claims of Atlantic Richfield Company addressed in the Milltown Settlement) fully settled, liquidated or determined by a final order of an appropriate court or a binding award, agreement or settlement, which has become fully effective on the terms of such final order, binding award, agreement or settlement, prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum or by a series of payments.

Holders of an Allowed Environmental Claim shall receive in full satisfaction and settlement thereof full Reinstatement of such Allowed Environmental Claim; provided however, that Claims related to the Milltown Settlement and Stipulation shall be treated as provided for in the Milltown Settlement, Milltown Stipulation, the final consent decree and FERC order related to Milltown Dam.

The Debtor intends to continue to comply with all of its pre- and post-petition environmental and regulatory obligations. The Plan provides that these obligations will be unaffected by the Plan and will become obligations of the Reorganized Debtor and its affiliates. These obligations include obligations under the stipulation and settlement agreement with the MPSC and MCC. The Debtor believes that absent such treatment of these obligations, the ability of the Reorganized Debtor to conduct its ongoing business operations would be jeopardized.

The Debtor has reviewed the scope of its anticipated environmental liabilities and is evaluating the acquisition of insurance coverage to address the potential risks associated with certain of Debtor's known environmental liabilities. As of the filing of this Disclosure Statement the Debtor estimates that it has environmental liabilities of approximately $44 million which includes the $6,815,843.12 claim filed by the Montana Department of Environmental Quality for environmental compliance obligations for sites other than Milltown Dam.[54] The Debtor is seeking insurance coverage for approximately $28 million of this liability.

The Debtor's environmental liabilities include certain liabilities related to a hydroelectric dam located approximately five (5) miles southeast of Missoula, Montana at the confluence of the Clark Fork River and Blackfoot River at Milltown, Montana known as the Milltown Dam (the "Milltown Dam"). On November 15, 2002, the Debtor entered into that certain Environmental Liabilities Support Agreement (the "Environmental Support Agreement") with NorthWestern Energy, LLC ("NWE LLC"), the Debtor's wholly-owned subsidiary, which is the operator and FERC licensee of the Milltown Dam. Pursuant to the Environmental Support Agreement, the Debtor's maximum liability to NWE LLC for environmental liabilities is limited

[54] With regard to Milltown Dam, the United States of America, on behalf of the United States Environmental Protection Agency and the United States Department of the Interior, filed its proof of claim, Claim No. 1054, in an amount in excess of $100,000,000. The State of Montana filed its proof of claim, Claim No. 104, in an approximate amount of $135,280,000. The Confederated Salish and Kootenai Tribes filed their proof of claim, Claim No. 1053, in the amount of $60,000,000.

to a maximum cumulative amount of $10.0 million.[55] NWE LLC was subsequently renamed Clark Fork and Blackfoot LLC. As discussed in detail above in Section III (M)(9), the Debtor is seeking approval of various matters relating to Milltown Dam. Claims related to the Milltown Settlement and Milltown Stipulation shall be treated in accordance with the Milltown Settlement, Milltown Stipulation and consent decree related to the Milltown Dam site. In the event that the Debtor's Plan is confirmed and the Effective Date occurs before a consent decree is entered or becomes fully effective, and if such consent decree is subsequently not entered or does not become fully effective, then all of the United States, the State of Montana, and the Confederated Salish and Kootenai Tribes, and Atlantic Richfield's rights, claims, arguments and objections shall be preserved. In the event that (a) the consent decree is not entered after it is lodged with the court, (b) the consent decree does not become fully effective pursuant to the conditions in the consent decree, or (c) after entry of the consent decree, the consent decree is overturned on appeal and subsequent negotiations are required, and any of the parties to the Milltown Stipulation assert that the negotiations have irretrievably broken down, then the Milltown Settlement shall be deemed void *ab initio*, and all funds paid pursuant to the Milltown Settlement into the escrow account shall continue to be held in trust in such account pending further order of the Bankruptcy Court.

The Debtor has excluded from this analysis Environmental Claims (other than the Claims of Atlantic Richfield Company addressed in the Milltown Settlement) that have been fully settled, liquidated or determined by a final order of an appropriate court or a binding award, agreement or settlement, which has become fully effective on the terms of such final order, binding award, agreement or settlement, prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum or by a series of payments.

l. CLASS 12 — D&O TRUST CLAIMS

D&O Trust Claims are all claims related to Defense Costs or a Final Award apportioned to an individual plaintiff in any D&O Proceeding in accordance with any court order fully and finally awarding a judgment to the plaintiffs in any D&O Proceeding. The holders of D&O Trust Claims are either insureds party to a D&O Proceeding or individual plaintiffs who have received a Final Award.

D&O Trust Claims shall include the amount of any Final Award apportioned to an individual plaintiff in any D&O Case in accordance with any court order fully and finally awarding a judgment to the plaintiffs in any D&O Case unless addressed by another court order and for example, any order approving settlement of the Securities Litigation. D&O Trust Claims shall be paid from the D&O Trust in FIFO order based on the date of entry of the D&O Proceeding Final Order providing for a Final Award in the D&O Proceeding giving rise to such D&O Trust Claim. Among D&O Trust Claims created by the same D&O Proceeding Final Order, D&O Trust Claims will be paid in accordance with the D&O Proceeding Final Order giving rise to such D&O Trust Claim. In addition, post confirmation, on a monthly basis Reorganized Debtor and any other Insured (as defined in the Defense Cost Motion) shall submit

[55] The United States through the Environmental Protection Agency does not concede that the Debtor's environmental liability is so limited. This possible dispute, however, is resolved if final consent decrees are entered following the Milltown Stipulation and Milltown Settlement.

to the Trustee a notice setting forth the amount of Debtor Defense Costs approved and incurred during the previous month, together with all documentation necessary to reasonably satisfy the Trustee of the validity of such Debtor Defense Costs (collectively, the "Defense Cost Notice"). The Trustee shall reimburse the Debtor and any other Insureds promptly upon the submission of a Defense Cost Notice and the Trustee's determination that such Debtor Defense Costs are valid.

The D&O Trust shall be funded by the balance of the remaining proceeds in the D&O Policies after contributions to the Settlement Fund as described above. The Debtor estimates the remaining proceeds to be approximately $13.0 million. In the event the D&O Trust funds are exhausted, the Reorganized Debtor shall contribute up to $2.5 million for defense costs of the Debtor's current officers and directors, as determined commencing with the Petition Date, until the SEC Investigation has concluded.

m. CLASS 13 — OTHER EQUITY INTEREST CLAIMS

Other Equity Interest Claims are claims of holders of (a) a share in the Debtor, whether or not transferable or denominated "stock" or a similar security, or (b) an option, warrant, or a right, other than a right to convert, to purchase, sell, or subscribe to a share, security, or interest of a kind specified in subparagraph (a) of this paragraph, whether vested or unvested, exercised or outstanding. On the Effective Date, all Equity Interests shall be canceled, annulled and extinguished and holders of Equity Interests shall not be entitled to receive or retain any property or interest in property under the Plan on account of such Equity Interests. Class 13 is deemed to have rejected the Plan, and therefore, shall not be entitled to vote to accept or reject the Plan.[56]

RCG Carpathia Master Fund, Ltd. and Kellogg Capital Group, LLC f/k/a Performance Capital, holders of the Debtor's common equity, have disputed the valuation of the Reorganized Debtor provided in this Disclosure Statement. Moreover, the parties have indicated that they intend to object to the Plan on the grounds that they believe the holders of unsecured claims in Classes 7, 8, and 9 are receiving property in excess of 100% of their claims and that the proposed distributions to Class 13 represent less than the value of their equity interest. The Debtor vigorously disputes the assertion that there is any value to be recovered by Debtor's common stockholders.

n. CLASS 14 – SECURITIES CLAIMS

Class 14 Claims are claims of holders of claims pursuant to the proposed Stipulation of Settlement to be entered in the Class Action. Pursuant to the Plan and the Stipulation of Settlement, the Debtor and various D&O Insurance Contributors will establish a settlement fund (the "Settlement Fund") in the amount of $41 million (of which approximately $37 million is to be contributed from the D&O Policies, excluding the Cornerstone and Montana Power Company policies identified on Exhibit C of the Plan, and $4 million is to be contributed from other Persons and parties) to settle the Class Action.

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56 As discussed in greater detail in Article VI of this Disclosure Statement, Section 1129(b) of the Bankruptcy Code allows a Bankruptcy Court to confirm a plan, even if such plan has not been accepted by all impaired classes entitled to vote on such plan, provided that such plan has been accepted by at least one impaired class. If any impaired classes reject or are deemed to have rejected the Plan, the Debtor reserves its right to seek the application of the statutory requirements set forth in Section 1129(b) of the Bankruptcy Code for confirmation of the Plan despite the lack of acceptance by all impaired classes.

Class 14 Claims will be discharged and the Holders thereof shall be forever barred from seeking to recover any payment on their Securities Claims from the Debtor, Reorganized Debtor, or the Released Parties.

Holders of Securities Claims may elect to refuse to accept the proposed treatment provided in the Class Action Settlement Documents (the "Opt-Out Election"). The holders of Securities Claims who exercise the Opt-Out Election and preserve their rights to proceed against the Debtor in the District Court in accordance with the requirements of the Class Action Settlement Documents, shall be holders of Class 15 Claims.

Holders of Securities Claims who do opt-out and become holders of Class 15 Claims shall not be entitled to any Distributions under the Plan and Class 15 Claims when liquidated and a D&O Proceedings Final Order obtained shall be channeled to the D&O Trust.

Distributions from the Settlement Fund shall be made in the amounts, at the times and in the manner provided for in the Class Action Settlement Documents, which shall also govern requirements for qualifying for distributions, the manner and time of the giving of notices, the forms of the documents to be filed by holders of Securities Claims and all other matters concerning the Class Action and its settlement other than as specifically provided for in the Plan. Neither the Debtor nor Reorganized Debtor shall have any responsibility with respect to the Class Action Settlement Documents or the disposition of the Settlement Fund, other than to cooperate in certain respects in the gathering of certain information with respect thereto and coordinating with the carriers of the D&O Policies regarding payment.

The defendants in the Class Action have the option, in their sole discretion, to terminate the Stipulation of Settlement if the amount of the securities as to which an Opt-Out Election is properly exercised exceeds five percent (5%) of such securities, or an amount otherwise agreed to by the defendants in the Class Action.

If the option to terminate the Stipulation of Settlement is not exercised, each holder of a Class 14 Claim will, pursuant to the Class Action Settlement Documents, release all Securities Claims such holder may have against the D&O Protected Parties and the other defendants in the Class Action. Class 14 Claims are unimpaired, and therefore, shall not be entitled to vote to accept or reject the Plan.

o. CLASS 15 OPT-OUT SECURITIES CLAIMS

On the Effective Date, all holders of Opt-Out Securities Claims upon receipt of a D&O Proceeding Final Order shall be channeled to the D&O Trust and shall receive the same treatment as Class 12. Holders of Class 15 Claims shall not be entitled to receive or retain any property or interest in property under the Plan. In order to preserve any Securities Claim it may have against the Debtor, each holder of an Opt-Out Securities Claim must execute an Opt-Out Form. Submission of an Opt-Out Form that does not indicate to the contrary, will be deemed to be an election to preserve such Claim in the District Court sitting in bankruptcy and seek a D&O Proceedings Final Order from the District Court.

D. Description of Means of Execution and Transactions to be Implemented in Connection with the Plan

(1) Plan Funding.

The funds utilized to make Cash payments under the Plan have been and/or will be generated from, among other things, the operation of the Debtor's businesses, the sale of certain subsidiary assets and distribution of the proceeds to the Debtor, and cash on hand on the Effective Date. In addition, the Debtor will enter into a new revolving credit facility to be effective upon the Debtor's exit from Chapter 11. On or about August 20, 2004, the Debtor filed its Motion for Order Authorizing the Debtor to Enter Agreements for its Exit Financing Facility (the "Exit Financing Facility") and to Pay Fees and Expenses and Incur Indemnification Obligations in Connection therewith pursuant to Sections 105(a), 107(b) and 363(b) of the Bankruptcy Code and Bankruptcy Rule 9018. The Exit Financing Facility shall consist of: (i) $150 million senior secured term loan and (ii) $100 million senior secured revolving credit facility. The Debtor may also pursue additional financing in the form of $200 million of Senior Notes which may be issued pursuant to a Rule 144(a) offering (the "Senior Notes"). The Exit Financing Facility and the Senior Notes will be secured by first mortgage bonds on the Debtor's Montana, Nebraska and South Dakota properties, and will refinance the Debtor's DIP Loan and the CSFB Facility. The Exit Financing Facility and the Senior Notes will have no affect on the Debtor's projected Enterprise Value (as defined below).

The D&O Trust shall be funded by the balance of the remaining proceeds in the D&O Policies after contributions to the Settlement Fund as described in the Plan. The Debtor estimates the remaining proceeds to be approximately $13.0 million. In the event the D&O Trust Funds are exhausted, the Reorganized Debtor shall contribute up to $2.5 million for defense costs of the Debtor's current officers and directors, as determined commencing with the Petition Date, until the SEC Investigation has concluded.

(2) Reorganized Debtor Charter.

On the Effective Date, the Reorganized Debtor Charter and by-laws will become effective. The Reorganized Debtor Charter, together with the provisions of the Plan, shall, as applicable, provide for, among other things, the incorporation of Reorganized Debtor as a "C" corporation, the authorization and issuance of the New Common Stock, and such other provisions as are necessary to facilitate consummation of the Plan, including provisions prohibiting the issuance of non-voting equity securities in accordance with Section 1123(a)(6) of the Bankruptcy Code, all without any further action by the stockholders or directors of the Debtor, Debtor-in-Possession or Reorganized Debtor.

(3) New Common Stock.

On the Effective Date, Reorganized Debtor shall: (i) have authorized capital of 200,000,000 shares of New Debtor Common Stock and 50,000,000 shares of "blank check" preferred stock; and (ii) issue, in accordance with the terms of the Plan, 37,765,957 shares of New Common Stock plus Warrants representing an additional 5,304,598 shares of New Stock upon exercise of all of the Warrants pursuant to their terms. All shares of New Common Stock to be issued pursuant to the Plan shall be, upon issuance, fully paid and non-assessable, and shall be subject to dilution only as may be expressly set forth in the Plan or in the Plan Documents or

as may be allowed pursuant to the Reorganized Debtor Charter, and the holders thereof shall have no preemptive or other rights to subscribe for additional shares.

(4) Cancellation and Surrender of Existing Securities and Agreements.

Except as may otherwise be provided in the Plan, on the date Distributions are made, (i) the promissory notes, share certificates, bonds and other instruments evidencing any Claim or Equity Interest, to the extent not already cancelled shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order or rule; and (ii) the obligations of the Debtor under the certificate of incorporation, agreements, indentures and certificates of designations governing such Claims and Equity Interests, as the case may be, shall be discharged and released; provided, however, that any such indenture or other agreement that governs the rights of the holder of a Claim based on an existing promissory note, bond and other instrument that is administered by an indenture trustee, agent or servicer shall continue in effect solely for the purposes of allowing such indenture trustee, agent, or servicer to make the distributions to be made on account of such Claims under the Plan, as described hereunder, and allowing such indenture trustee to enforce its Indenture Trustee Charging Lien, as provided in Section 5.18 of the Plan. Notwithstanding the foregoing, the Plan provides that the documents and instruments evidencing those Claims that are Reinstated and rendered unimpaired pursuant to Article IV of the Plan, including without limitation the Montana First Mortgage Bond Claims, the South Dakota First Mortgage Bond Claims, the South Dakota Pollution Control Bond Obligations, the Gas Transition Bond Claims and the Montana Pollution Control Bond Obligations, shall not be deemed cancelled.

Except as otherwise provided herein or agreed by Reorganized Debtor, each holder of a promissory note, share, certificate, bond or other instrument evidencing a Claim or Equity Interest, shall surrender such promissory note, share certificate, bond or instrument to Reorganized Debtor (or the Disbursing Agent), or, with respect to indebtedness that is governed by the Unsecured Note Indentures or the Unsecured Subordinated Note Indentures, the respective indenture trustee, agent or servicer, as the case may be. The Plan provides that each holder of a promissory note, share certificate, bond or other instrument evidencing those Claims that are Reinstated and rendered unimpaired pursuant to Article IV of the Plan, including without limitation the Montana First Mortgage Bond Claims, the South Dakota First Mortgage Bond Claims, the South Dakota Pollution Control Bond Obligations, Gas Transition Bond Obligations and the Montana Pollution Control Bond Obligations, shall not be required to surrender such promissory note, share certificate, bond or instrument to Reorganized Debtor (or the Disbursing Agent).

No Distribution of property hereunder shall be made to or on behalf of any holders required to surrender their bonds pursuant to Section 5.5(b) of the Plan unless and until such promissory note, share certificate, bond or instrument is received by Reorganized Debtor (or the Disbursing Agent), or the respective indenture trustee, agent or servicer, as the case may be, or the unavailability of such promissory note, share certificate, bond or instrument is established to the reasonable satisfaction of Reorganized Debtor (or the Disbursing Agent), or such requirement is waived by Reorganized Debtor. Reorganized Debtor may require any holder that is unable to surrender or cause to be surrendered any such promissory notes, share certificates, bonds or instruments to deliver an affidavit of loss and indemnity reasonably satisfactory to Reorganized Debtor. Any holder that fails within the later of one year after the Effective Date and the date of Allowance of its Claim or Equity Interest: (i) to surrender or cause

to be surrendered such promissory note, share certificate, bond or instrument; and (ii) if requested, to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to Reorganized Debtor (or the Disbursing Agent), shall be deemed to have forfeited all rights, Claims and Causes of Action against the Debtor and Reorganized Debtor and shall not participate in any Distribution hereunder.

(5) Continuation of Bankruptcy Injunction or Stays.

All injunctions or stays provided for in the Chapter 11 Case under Sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

Each of the injunctions relating to the D&O Proceedings and the D&O Trust as set forth in the Plan shall become effective on the Effective Date and shall continue in effect at all times thereafter unless otherwise provided by the Plan. Notwithstanding anything to the contrary contained in the Plan, all actions in the nature of those to be enjoined by such injunctions shall be enjoined during the period between the Confirmation Date and the Effective Date.

In the event that the Trustee of the D&O Trust determines that an Injunction Default under the D&O Trust Chaneling Injunction has occurred, the Trustee shall be entitled, by motion or adversary proceeding, in its sole discretion, to seek a determination by the Bankruptcy Court that such Injunction Default has occurred, and the D&O Trust Channeling Injunction shall be of no further force and effect with respect to the Released Parties.

Furthermore, any and all injunctions contemplated by the Plan shall be limited to the extent necessary to permit the Debtor and/or the TA Debtors, or any trustee, agent or committee of creditors acting on behalf of or in the place of the Debtor and/or TA Debtors, to commence and litigate any and all Claims or Causes of Action with respect to alleged ownership interests in the Montana Power Company Policies.

(6) Revesting of Assets.

Except as otherwise provided by the Plan, upon the Effective Date, title to all properties and assets of the Debtor dealt with by the Plan shall pass from the Debtor to Reorganized Debtor free and clear of all Claims, Liens, encumbrances and interests of creditors and of equity security holders (except those Claims, Liens, encumbrances and interests created or permitted to continue to be retained pursuant to the Plan) and the Confirmation Order shall be a judicial determination of discharge and extinguishment of all Claims, Liens or Equity Interests (except those created or permitted to continue to be retained pursuant to the Plan). All pre-Effective Date liabilities of the Debtor are treated and/or discharged in accordance with the terms of the Plan and, except as otherwise set forth in the Plan, shall not in any manner be (or be deemed to be) transferred or assumed by Reorganized Debtor. On the Effective Date, or as soon thereafter as practicable, the Disbursing Agent shall make all Distributions required under the Plan in satisfaction of Allowed Claims against the Debtor including, but not limited to, the following: (i) the consideration described in Section 4.1(b) of the Plan to the holders of Allowed Priority Claims in full and final satisfaction of such Priority Claims; (ii) the consideration described in Section 4.2(b) of the Plan to the holders of Allowed Unsecured Priority Claims in full and final satisfaction of such Unsecured Priority Claims; (iii) the consideration described in Section 4.3(b) of the Plan to the holders of Allowed Bank One DIP Financing Claims in full and

final satisfaction of such Bank One DIP Financing Claims; (iv) the consideration described in Section 4.7(c) of the Plan to the holders of Allowed Unsecured Note Claims in full and final satisfaction of such Unsecured Note Claims; (v) the consideration described in Section 4.8(c) of the Plan to the holders of Allowed Unsecured Subordinated Note Claims in full and final satisfaction of such Unsecured Subordinated Note Claims; (vi) the consideration described in Section 4.9(c) of the Plan to the holders of the Allowed General Unsecured Claims in full and final satisfaction of such General Unsecured Claims; and (vii) the consideration described in Section 4.10(b) of the Plan to the holders of the Allowed Unsecured Convenience Claims, in full and final satisfaction of such Unsecured Convenience Claims.

Nothing in the Plan or Confirmation Order releases or nullifies any liability to a governmental entity under police and regulatory statutes and regulations that any entity would be subject to as the owner or operator of property after the Effective Date. Nothing in the Plan or Confirmation Order shall release, discharge, or preclude any Claim that arises after the Effective Date that the United States Environmental Protection Agency or any state environmental agency may have against the Debtor or any remedies of the United States Environmental Protection Agency or state environmental agencies that are not within the definition of Claim as set forth in Section 101(5) of the Bankruptcy Code.

(7) Revesting of Railroad Licenses in Reorganized Debtor's Name.

On November 15, 2002, the Debtor acquired certain utility operating assets previously held by the Montana Power Company from Northwestern Energy, LLC, including certain railroad permits. Consistent with the terms of the underlying transaction, the Debtor obtained blanket assignments of permits for a fee of $1,000 from Union Pacific Railroad. On the Effective Date, or as soon thereafter as practicable, the Disbursing Agent shall pay $1,000 to Burlington Northern Santa Fe Railroad Company, Montana Rail Link, Inc., Montana Western Railway Company, and Rarus Railway Company and the Reorganized Debtor shall receive blanket assignment of all permits currently held in the name of Montana Power Company or NorthWestern Energy, LLC.

(8) General Release of Liens.

Except as otherwise provided in the Plan, or in any contract, instrument, indenture or other agreement or document created in connection with the Plan or the implementation thereof, on the Effective Date, all mortgages, deeds of trust, Liens or other security interests against property of the Estate are hereby released and extinguished, and all the right, title and interest of any holder of such mortgages, deeds of trust, Liens or other security interests will revert to Reorganized Debtor as applicable, and the successors and assigns thereof.

(9) Full and Final Satisfaction.

All payments and all Distributions hereunder shall be in full and final satisfaction, settlement, release and discharge of all Claims and Equity Interests, except as otherwise provided in the Plan.

(10) Waiver of Avoidance Actions.

As of the Petition Date, the Debtor was paying in the ordinary course and was current on its general trade claims. During the Chapter 11 Case, the Debtor sought and the Court granted approval for the Debtor to pay certain pre-petition claims. During the 90 days immediately preceding the Petition Date, the Debtor made payments of approximately

$290,691,167.28. In addition, within one year immediately preceding the Petition Date, the Debtor made payments of approximately $1,765,404.65 on behalf of Affiliates and approximately $17,715,940.61 to officers, directors and relatives of officers or directors of the Debtor and its Affiliates. Any recovery pursuant to an Avoidance Action shall be retained by the Debtor, or the Reorganized Debtor, and will not effect Distributions to the Debtor's creditors provided for in the Plan.

The Debtor continues to analyze Avoidance Actions, and shall provide notice of any Avoidance Actions 30 days prior to the voting deadline and shall initiate them within 180 days of the Effective Date.[57] After such date, the Debtor and Reorganized Debtor, for and on behalf of themselves and their Estate, hereby waive and release any Avoidance Actions; provided, however, that the foregoing waiver and release shall not apply to any such causes of Action that are pending on such date.

(11) Termination of Subordination Rights.

Except as otherwise provided in the Plan, the classification and manner of satisfying all Claims and Equity Interests under the Plan take into consideration all contractual, legal and equitable subordination rights, whether arising under general principles of equitable subordination, Sections 510(b) and (c) of the Bankruptcy Code or otherwise, that a holder of a Claim or Equity Interest may have against other Claim or Equity Interest holders with respect to any Distribution made pursuant to the Plan. On the Effective Date, all contractual, legal or equitable subordination rights that a holder of a Claim or Equity Interest may have with respect to any Distribution to be made pursuant to the Plan shall be discharged and terminated, and all actions related to the enforcement of such subordination rights shall be permanently enjoined and Distributions pursuant to the Plan shall not be subject to payment to a beneficiary of such terminated subordination rights, or to levy, garnishment, attachment or other legal process by any beneficiary of such terminated subordination rights.

(12) No Successor Liability; No Liability for Certain Released Claims.

Except as otherwise expressly provided in the Plan, with respect to the Debtor, Reorganized Debtor and the D&O Trust, the Debtor, Reorganized Debtor, the other Released Parties, and the D&O Trust do not, pursuant to the Plan, assume, agree to perform, pay, or indemnify creditors for any liabilities or obligations of the Debtor relating to or arising out of the operations of or assets of the Debtor whether arising prior to, or resulting from actions, events, or circumstances occurring or existing at any time prior to the Confirmation Date. Neither the Released Parties, Reorganized Debtor, nor the D&O Trust is, or shall be, a successor to the Debtor by reason of any theory of law or equity, and none shall have any successor or transferee liability of any kind or character, except that Reorganized Debtor and the D&O Trust shall assume the obligations specified in the Plan and the Confirmation Order.

Except as otherwise expressly provided in the Plan, effective automatically on the Effective Date, the Released Parties, their respective representatives and the Additional Indemnitees shall not be released from any and all Claims and Causes of Action arising under Section 544, 545, 547, 548, 549, 550, 551, and 553 of the Bankruptcy Code or similar Claims

[57] On or about July 1, 2004, the Debtor filed its schedule of possible Avoidance Actions for which it is preserving its rights to pursue.

arising under state or any other law, including, if applicable, Claims in the nature of fraudulent transfer, successor liability, corporate veil piercing, or alter ego-type Claims, as a consequence of transactions, events, or circumstances involving or affecting the Debtor (or any of its predecessors) or any of their respective businesses or operations that occurred or existed prior to the Effective Date.

(13) Effect of Convenience Class Election.

By voting to accept the Plan and marking the Ballot in the space provided for electing treatment as a Convenience Claim in accordance with Section 4.10 of the Plan, the holder of an Allowed General Unsecured Claim of $20,000 or more may elect to reduce the amount of such holder's Allowed Claim to $20,000 and only receive treatment as an Allowed Convenience Claim having a value of $20,000 on the terms provided in Section 4.10 of the Plan. Such an election constitutes a waiver of the amount of such holder's Allowed General Unsecured Claim in excess of $20,000, and such holder shall be deemed to release the Debtor and Reorganized Debtor from any and all liability for such excess amount.. In order to be treated as an Allowed Convenience Claim, the holder of an Allowed General Unsecured Claim must vote to accept the Plan and mark its ballot in the space provided for electing treatment as a Convenience Claim.

(14) Administration Pending Effective Date.

Prior to the Effective Date, the Debtor shall continue to operate its businesses as a debtor-in-possession, subject to all applicable requirements of the Bankruptcy Code and the Bankruptcy Rules. After the Effective Date, Reorganized Debtor may operate its businesses, and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, but subject to the continuing jurisdiction of the Bankruptcy Court as set forth in Article XIII of the Plan.

(15) Setoffs.

Nothing contained in the Plan shall constitute a waiver or release by the Debtor of any rights of setoff the Debtor may have against any Person unless otherwise agreed in writing by the Debtor prior to the Effective Date or Reorganized Debtor after the Effective Date.

(16) Post-Confirmation Fees, Final Decree.

Reorganized Debtor shall be responsible for the payment of any post-confirmation fees due pursuant to 28 U.S.C.§ 1930(a)(6) and the filing of post-confirmation reports, until a final decree is entered. A final decree shall be entered as soon as practicable after Distributions have commenced under the Plan.

(17) Section 1145 Exemption.

The issuance of the New Common Stock, the Warrants and other securities that may be deemed to be issued pursuant to the Plan shall be exempt from registration requirements in accordance with Section 1145 of the Bankruptcy Code.

(18) Indenture Trustee Charging Liens.

On the Effective Date, Reorganized Debtor will pay the Indenture Trustees' Fees and Expenses in full and in Cash, in an amount to be agreed upon among the Debtor and each of the Indenture Trustees. In the event that the parties cannot reach an agreement on the amount

thereof, any disputed amount shall be determined by the Bankruptcy Court, pursuant to Section 503 of the Bankruptcy Code, and in accordance with the terms of the applicable Indenture. Otherwise, the Indenture Trustees shall not be required to file an application with the Bankruptcy Court for payment of Indenture Trustees' Fees and Expenses. Upon receipt of payment by any Indenture Trustee of Indenture Trustees' Fees and Expenses, any Indenture Trustee Charging Lien under the applicable Indenture shall automatically be deemed released to the extent of payment on account of Indenture Trustees' Fees and Expenses; to the extent any Indenture Trustees' Fees and Expenses are not paid by the Reorganized Debtor (whether as a result of disagreement between the Indenture Trustee and the Reorganized Debtor, and/or following determination by the Bankruptcy Court) the Indenture Trustee Charging Lien of such Indenture Trustee shall not be impaired. Such payments shall be in full and final satisfaction of all pre- and post-petition Claims of the Indenture Trustees. Subject to Reorganized Debtor's obligations under this Section, distributions to holders of Unsecured Notes, Unsecured Subordinated Notes, the South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims or the Montana Pollution Control Bond Claims pursuant to the Plan will not be reduced on account of payments made to the Indenture Trustees, as applicable, on account of the Indenture Trustee Charging Liens.

Notwithstanding the above, on the Effective Date, and subject only to the review of the fee auditor appointed in this Chapter 11 Case, the Debtor shall pay to Harbert and Wilmington Trust an aggregate amount of $2.25 million on account of their legal, advisory, consulting and other professional fees and expenses, which amount shall be allocated among Harbert and Wilmington Trust by agreement between Harbert and Wilmington Trust. Notwithstanding anything set forth herein, the fees of Goldin Associates shall not be subject to review by the fee auditor appointed in this Chapter 11 Case. Neither Wilmington Trust nor Harbert shall be required to file an application with the Bankruptcy Court for payment of such fees and expenses, provided that to the extent that the aggregate legal, advisory, consulting and other professional fees and expenses incurred by Harbert and Wilmington Trust exceed $2.25 million, Harbert and Wilmington Trust (and their professionals) may seek reimbursement of such fees and expenses by submitting an application to the Bankruptcy Court pursuant to Section 503(b) of the Bankruptcy Code, provided that the Creditor's Committee reserves the right to object to such application or applications. Notwithstanding anything set forth herein, if the fees and expenses of Wilmington Trust are not reimbursed in full by the estate, the deficiency shall be paid out of the distributions received by Wilmington Trust on behalf of the Class 8(a) Claims. Moreover, the Debtor agrees (and the Plan shall provide) that Wilmington Trust shall have the right (but not the obligation) to sell in the public market that portion of the 6.60% of the New Common Stock distributed to Class 8(a) and received by Wilmington Trust as a distribution to the extent necessary to pay legal and advisory fees and expenses incurred by Wilmington Trust that are not otherwise reimbursed by the estate.

If the fees and expenses of the respective Indenture Trustees are not reimbursed in full by the Debtor, then any deficiency may be paid out of the distributions received by the respective Indenture Trustee on behalf of their respective class claimants. The Indenture Trustee shall have the right, but not the obligation, to sell into the public market any portion of the New Common Stock distributed to its respective class claimants and received by the Indenture Trustee as a distribution to the extent necessary to pay legal and advisory fees and expenses incurred by the Indenture Trustee that are not otherwise reimbursed by the Debtor.

Notwithstanding anything to the contrary herein, Reorganized Debtor shall pay in the ordinary course of the Reorganized Debtor's business the reasonable fees and expenses of the Indenture Trustees incurred after the Effective Date in connection with the Distributions to holders of the Unsecured Notes, the Unsecured Subordinated Notes, the South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims or the Montana Pollution Control Bond Claims under the Plan. Nothing in Section 5.17 of the Plan shall be deemed to limit the obligations of the Reorganized Debtor to the trustees under the indentures with respect to any Secured Bonds which are Reinstated under the provisions of the Plan.[58]

E. Distributions and Treatment of Disputed, Contingent and Unliquidated Claims and Equity Interests

(1) Disbursement of Funds and Delivery of Distribution

Subject to Bankruptcy Rule 9010, all Distributions under the Plan, other than with respect to Secured Bondholder Claims which are Reinstated pursuant to the Plan, on account of D&O Trust Claims, South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims and the Montana Pollution Control Bond Claims, shall be made by Reorganized Debtor (or the Disbursing Agent) to the holder of each Allowed Claim at the address of such holder as listed in the Debtor's books and records or on the Schedules as of the Confirmation Date, unless the Debtor or Reorganized Debtor has been notified in writing of a change of address, including, without limitation, by the filing of a proof of claim or notice of transfer of claim filed by such holder that provides an address for such holder different from the address reflected on the Schedules; provided however, all Distributions to the DIP Lenders under Section 4.3 of the Plan shall be made by Reorganized Debtor (or the Disbursing Agent) to Bank One, N.A. for disbursement to the DIP Lenders. With respect to D&O Trust Claims, Distributions to holders of D&O Trust Claims shall be made in accordance with the terms of the D&O Trust Documents. With respect to the South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims and the Montana Pollution Control Bond Claims, Distributions to holders of South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims or Montana Pollution Control Bond Claims, as the case may be, shall be made to the respective Indenture Trustees. Each Indenture Trustee shall, in turn, administer the distribution to the holders of the debt issues under the applicable indenture in accordance with the terms of such Indenture. The reasonable fees and expenses of each Indenture Trustee incurred on or after the Effective Date in connection with the Distributions described herein, including the reasonable fees and expenses of the Indenture Trustee's professionals and agents incurred in connection with the Distributions, shall be paid by the Reorganized Debtor without further application to or order of the Bankruptcy Court if the Debtor and the respective indenture trustee cannot agree on the amount of fees and expenses to be paid.

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[58] The Debtor has been advised that MBIA Insurance Corporation ("MBIA") intends to seek payment of MBIA's costs and expenses incurred by its legal and financial advisors and certain alleged advisory services of MBIA by virtue of certain financial guarantee insurance policies issued by MBIA in connection with the Montana Pollution Control Bond Obligations and/or the South Dakota Pollution Control Bond Obligations. The Debtor intends to object to paying any such costs, expenses and fees, but will do so if otherwise ordered by the Court.

Any payment of Cash made by Reorganized Debtor (or the Disbursing Agent) pursuant to the Plan shall be made by check drawn on a domestic bank or by wire transfer; provided that all Distributions of Cash to the DIP Lenders shall be made by Reorganized Debtor (or the Disbursing Agent) to Bank One, N.A. by wire transfer of immediately available funds for disbursement to the DIP Lenders.

Any payment or Distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day. Whenever any payment of a fraction of a dollar would otherwise be called for, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar (rounding down in the case of $.50 or less and rounding up in the case of more than $.50).

No fractional shares of New Common Stock shall be distributed under the Plan. When any Distribution on account of an Allowed Claim pursuant to the Plan would otherwise result in the issuance of a number of shares of New Common Stock that is not a whole number, such fractional interests shall be combined into as many whole shares as possible and shall be redistributed to holders of Allowed Claims with fractional interests, in descending order, until all such whole shares are distributed.

As of the close of business on the Confirmation Date, the claims register (for Claims) and the transfer ledgers (for Secured Notes and Unsecured Notes) shall be closed, and there shall be no further changes in the record holders of any Claims or Equity Interests. The Debtor, Reorganized Debtor, the Unsecured Note Trustee and the Unsecured Subordinated Note Trustees shall have no obligation to recognize any transfer of any Claims or Equity Interests occurring after the close of business on the Confirmation Date, and shall instead be entitled to recognize and deal for all purposes under the Plan (except as to voting to accept or reject the Plan pursuant to Section 7.1 of the Plan) with only those holders of record as of the close of business on the Confirmation Date.

(2) Objections to and Resolutions of Administrative Expense Claims, Claims and Equity Interest

Except as to applications for allowance of compensation and reimbursement of expenses under Sections 330 and 503 of the Bankruptcy Code (with respect to which procedures respecting objections shall be governed by Section 2.2(b) of the Plan and the Confirmation Order or other Final Order), any party in interest may file objections to the allowance of any Administrative Expense Claims, Claims and Equity Interests subsequent to the Confirmation Date. All objections shall be litigated to Final Order; provided, however, that the Reorganized Debtor shall have the authority to compromise, settle, otherwise resolve or withdraw any objections filed by Reorganized Debtor. Unless otherwise ordered by the Bankruptcy Court, all objections to the allowance of Administrative Expense Claims, Claims or Equity Interests that are the subject of proofs of claim or requests for payment filed with the Bankruptcy Court (other than applications for allowances of compensation and reimbursement of expenses), shall be filed and served upon the holder of the Administrative Expense Claim, Claim or Equity Interest as to which the objection is made as soon as is practicable, but in no event later than ninety (90) days after the Effective Date or such later date as may be approved by the Bankruptcy Court.

(3) Disputed Claims Reserve

The Plan provides that Reorganized Debtor shall maintain a Disputed Claims Reserve equal to the aggregate of any distributable amounts of Cash and New Common Stock equal to the relevant percentage of the Distributions to which holders of Disputed Claims would be entitled under the Plan if such Disputed Claims were Allowed Claims in the amount of such Disputed Claim Amounts or such lesser amount as required by a Final Order. For the purposes of effectuating the provisions of the Plan and the Distributions to holders of Allowed Claims, the Bankruptcy Court, on or prior to the Effective Date or such date or dates thereafter as the Bankruptcy Court shall set, may fix or liquidate the amount of Disputed Claims pursuant to Section 502(c) of the Bankruptcy Code, in which event the amounts so fixed or liquidated shall be deemed the allowed amounts of the Disputed Claims for purposes of Distribution under the Plan. In lieu of fixing or liquidating the amount of any Disputed Claim, the Bankruptcy Court may determine the amount to be reserved for such Disputed Claim (singularly or in the aggregate), or such amount may be fixed by agreement in writing by and between the Debtor and the holder of a Disputed Claim.

(4) Distributions Upon Allowance of Disputed Claims

The holder of a Disputed Claim that becomes an Allowed Claim subsequent to the Effective Date shall receive Distributions from the Disputed Claims Reserve as soon as practical following the date on which such Disputed Claim becomes an Allowed Claim pursuant to a Final Order. Such Distributions shall be made in accordance with the Plan based upon the Distributions that would have been made to such holder under the Plan if the Disputed Claim had been an Allowed Claim on or prior to the Effective Date plus any interest, dividends or other Distributions earned thereon. No holder of a Disputed Claim shall have any Claim against the Disputed Claims Reserve or Reorganized Debtor with respect to such Claim until such Disputed Claim shall become an Allowed Claim, and no holder of a Disputed Claim shall have any right to interest, dividends or other Distribution on such Disputed Claim except as provided in Section 7.6 of the Plan.

(5) Surplus Distribution

The following assets constitute Surplus Distributions: (i) Unclaimed Property and (ii) to the extent that a Disputed Claim is not Allowed or becomes an Allowed Claim in an amount less than the amount of the Disputed Claim, the excess of the amount of Cash or New Common Stock in the Disputed Claims Reserve attributable to such Disputed Claim over the amount of Cash or New Common Stock actually distributed on account of such Disputed Claim, plus any interest, dividends or other Distributions earned thereon. On each Subsequent Distribution Date, the holders of Allowed Claims shall receive a Pro Rata Share in the Surplus Distributions attributable to such holders' Class; provided, however that Reorganized Debtor shall not be under any obligation to make Surplus Distributions on a Subsequent Distribution Date unless the aggregate market value of the Surplus Distributions to be distributed on such Subsequent Distribution Date exceeds $50,000 in any Class; provided, further that if the final distribution required under the Plan is less than $25,000 aggregate market value in any Class such Surplus Distributions shall revest in Reorganized Debtor.

(6) Aggregation of Claims.

Subject to Article VIII of the Plan, each and every General Unsecured Claim filed or to be filed in the Chapter 11 Case of a single holder against the Estate of the Debtor shall be aggregated and deemed one single Claim filed in Class 9.

(7) Distributions Relating to Allowed Insured Claims.

Distributions under the Plan to each holder of an Allowed Insured Claim shall be in accordance with the treatment provided under the Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the holder thereof under any pertinent insurance policies and applicable law. Nothing contained in this Section shall constitute or be deemed a waiver of any Cause of Action that the Debtor or any entity may hold against any other entity, including, without limitation, insurers under any policies of insurance.

F. Executory Contracts and Unexpired Leases; Indemnification Claims; and Retiree Benefits

(1) Executory Contracts and Unexpired Leases

Any unexpired lease or executory contract subject to Section 8.1(b) of the Plan and, not including the Milltown Settlement or Milltown Stipulation, that has not been expressly rejected by the Debtor or treated in the Plan with the Bankruptcy Court's approval on or prior to the Confirmation Date shall, as of the Effective Date, be deemed to have been assumed by the Debtor unless there is pending before the Bankruptcy Court on the Effective Date a motion to reject such unexpired lease or executory contract (including, but not limited to, any collective bargaining agreements) or such executory contract or unexpired lease is otherwise designated for rejection (including, but not limited to, any collective bargaining agreements), provided, that (a) such lease or executory contract is ultimately rejected, (b) the filing of the Confirmation Order shall be deemed to be a rejection of all then outstanding unexercised stock options, warrants and similar rights and (c) in accordance with Section 1123(a)(5)(G) of the Bankruptcy Code, on the Effective Date or within ninety (90) days of the Effective Date, or such other time as may be agreed to by the Reorganized Debtor and the claimant, Reorganized Debtor shall cure all defaults under any executory contract or unexpired lease assumed pursuant to Section 8.1 of the Plan by making a Cash payment in an amount agreed to between Reorganized Debtor and the claimant, or as otherwise fixed pursuant to a Final Order.

At least fifteen (15) days prior to the Voting Deadline (or such later date as the Bankruptcy Court may fix), the Debtor shall file schedules setting forth each of its executory contracts and unexpired leases to be assumed and assigned under the Plan and identifying those contracts and leases to be rejected, and the Person to which such executory contract or unexpired lease shall be assigned, together with the cure amount(s), if any, to be paid respecting such executory contracts and leases.[59] Any party who disputes the proposed cure amount must file an objection not later than the date fixed for filing objections to confirmation of the Plan and any dispute respecting such cure amounts will be determined by the Bankruptcy Court at the

[59] On or about July 16, 2004, the Debtor filed its notice of contracts which it intends to assume and/or reject. On or about August 9, 2004, the Debtor filed an amendment to the July 16, 2004 notice.

Confirmation Hearing or on such later date as the Bankruptcy Court may fix. Notwithstanding the foregoing, the Debtor reserves the right, until five (5) days prior to the Confirmation Hearing, to seek to reject any executory contract or unexpired lease included on the schedule, to assume subject to the other contract party's right to (a) receive notice of the rejection, (b) object to the Debtor's rejection and (c) change its vote on the Debtor's Plan.[60] The listing of a contract or lease on the foregoing schedules shall not constitute an admission by the Debtor that such agreement is an executory contract or an unexpired lease or that the Debtor has any liability thereunder.

The Debtor is a party to two (2) separate lease agreements (the "Leases") with The Bank of New York and Louis P. Young, as owner trustees (collectively, the "Owner Trustees") in connection with the coal-fired steam electric generating unit located in Colstrip Montana, known as Colstrip Unit 4 and certain common facilities. The Debtor is current on its payments under the Leases and anticipates continuing to make payments as and when such payments are due. The Debtor filed a motion to assume the Leases on or about June 29, 2004 and the Bankruptcy Court entered an order approving the assumption on or about July 14, 2004. During the Debtor's Chapter 11 Case, certain parties to the Leases and the related indenture incurred significant fees and expenses. To the extent that there are any outstanding payments of attorneys' fees and expenses with respect to the Leases and related documents, the Debtor will pay such fees and expenses in accordance with the provisions of such Leases and related documents and applicable law.

(2) Claims Deadline for Filing Proofs of Claims Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan.

Claims arising out of the rejection of an executory contract or unexpired lease designated for rejection under the Plan or pursuant to the Confirmation Order, must be filed with the Bankruptcy Court and served upon the Debtor or Reorganized Debtor by no later than thirty (30) days after the notice of entry of an order approving such rejection or as otherwise may be provided in the Confirmation Order. Any Claims not filed within such time will be forever barred from assertion against the Debtor, its Estate, Reorganized Debtor and its property, and the holders thereof shall not be entitled to any Distribution under the Plan or otherwise from the Debtor or Reorganized Debtor. Unless otherwise ordered by the Bankruptcy Court, all Claims arising from the rejection of executory contracts and unexpired leases shall be treated as General Unsecured Claims under the Plan.

(3) Insurance Policies.

Each of the Debtor's insurance policies (except for the proceeds of certain D&O Policies being assigned to the D&O Trust) and any agreements, documents or instruments relating thereto, including, without limitation, any retrospective premium rating plans relating to such policies, are treated as executory contracts under the Plan. Notwithstanding the foregoing, distributions under the Plan to any holder of a Claim covered by any such insurance policies and related agreements, documents or instruments that are assumed hereunder, shall be in accordance with the treatment provided under Article IV and Article VI of the Plan. Each of the D&O

[60] At this time the Debtor intends to reject fewer than seven (7) executory contracts or unexpired leases and the damages in connection with such rejections are not material. The Debtor reserves the right, however, to revise this analysis.

Policies being assigned to the D&O Trust and any agreements, documents or instruments relating thereto, including, without limitation, any retrospective premium rating plans relating to such policies, are treated as assumed under the Plan. Nothing contained in this Section shall constitute or be deemed a waiver of any Cause of Action that the Debtor may hold against any Person, including, without limitation, the insurer under any of the Debtor's policies of insurance.

Notwithstanding anything to the contrary, nothing contained in the Plan or Confirmation Order, including the Debtor's assumption of executory contracts under Section 8.1 through 8.3 of the Plan, shall affect coverage under the National Union Policy or National Union's rights, defenses, limitations and/or exclusions to be raised in the National Union Adversary Proceeding.

(4) Indemnification Claims

Indemnity claims not channeled to the D&O Trust shall be paid: (i) if Allowed on the Effective Date, in full in cash on the Effective Date; and (ii) if not then Allowed, such indemnity claim shall be assumed and paid in the ordinary course when such claim is Allowed. Any indemnification claim of Avaya under the Expanet's asset purchase agreement shall be treated according to subclause (ii) of the immediately preceding sentence.[61]

(5) Compensation and Benefit Programs

Except as otherwise provided in the Plan or subsequent motion prior to the Effective Date, all employment plans, practices, programs and policies maintained by the Debtor as of the Effective Date shall remain in full force and effect following the Effective Date, subject to any and all rights of the Debtor under applicable non-bankruptcy law to amend or terminate such plans, practices, programs and policies.[62]

(6) Retiree Benefits

Payment of any Retiree Benefits (as such benefits may have been modified during the Chapter 11 Case) shall be continued solely to the extent, and for the duration of the period, the Debtor is contractually or legally obligated to provide such benefits, subject to any and all rights of the Debtor under applicable law (including, without limitation, the Debtor's right to amend or terminate such benefits prior to or after the Effective Date).

The Debtor has established and maintained two (2) pension plans for its employees, known as the NorthWestern Energy Pension Plan and the NorthWestern Pension Plan (collectively, the "Pension Plans"). The Pension Plans are single employer defined benefit plans covered by Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), 29 U.S.C. § 1301 *et seq*. The Pension Plans will not be terminated during the Debtor's Chapter 11 Case and the Debtor will continue to sponsor the Pension Plans after emerging from Chapter 11, assuming the Plan is confirmed.

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61 The Debtor continues to review the Indemnification Claims that have been filed. The Debtor intends to seek an estimation of the Indemnification Claims prior to the Confirmation Hearing.

62 The MPSC asserts that MPSC Order 6474a explicitly requires the Debtor to seek MPSC approval prior to adopting any incentive plans for key executives. The Debtor disagrees that this provision of MPSC Order 6474a remains enforceable.

The Pension Benefit Guaranty Corporation ("PBGC"), a United States Government corporation which guarantees the payment of certain pension benefits upon termination of a pension plan, has asserted that the Pension Plans may be underfunded on a termination basis. The PBGC has filed contingent claims against the Debtor for unfunded benefit liabilities under 29 U.S.C. §§ 1362 and 1368; for unpaid minimum funding contributions under 29 U.S.C. § 1082 and 26 U.S.C. § 412; and for unpaid premiums under 29 U.S.C. § 1307. The PBGC has asserted that portions of these claims may be entitled to priority. PBGC's claims are contingent upon termination of the Pension Plans during the Chapter 11 Case.

(7) QF Agreements

As of the Petition Date, the Debtor was party to approximately fourteen (14) power purchase agreements giving rise to the QF Claims as defined herein. As of the filing of the Plan, the Debtor has elected not to file a motion seeking to request the rejection of any of the QF agreements. Unless the Debtor files a motion to reject any of the QF agreements on or before the Confirmation Date, as of the Effective Date, such QF agreements shall be deemed assumed by the Reorganized Debtor. At this time the Debtor intends to assume the QF agreements, but reserves the right to give notice of rejection consistent with cure amounts as reflected by claims filed by the QF's or when no claim was filed as scheduled by the Debtor totalling approximately $17,903,357.65. The Debtor has provided for payment of cure amounts in its projections.[63]

G. Corporate Governance and Management

(1) Management of Reorganized Debtor.

On the Effective Date, the management, control and operation of Reorganized Debtor shall become the general responsibility of the board of directors of Reorganized Debtor (the "New Board"), which shall, thereafter, have responsibility for the management, control and operation of Reorganized Debtor in accordance with applicable law.[64]

(2) Directors and Officers of Reorganized Debtor.

a. BOARD OF DIRECTORS OF REORGANIZED DEBTOR.

The initial New Board of Reorganized Debtor shall consist of seven (7) members of which six (6) shall be designated by the Creditors' Committee and one (1) of which shall be the Chief Executive Officer of the Reorganized Debtor. It is anticipated that a number of members of the New Board will have experience and expertise in the regulated utility industry. The Debtor intends to advise the MPSC, the MCC, the SDPUC and the NPSC regarding the

[63] In the event the Debtor rejects certain QF agreements, holders of QF Claims may have claims for rejection damages. The State of Montana asserts that any rejection damages would be significant and could lead to substantial dilution of the distribution to the Debtor's creditors. In addition, in the event the QF agreement with the State of Montana is rejected, the State of Montana asserts that it is prohibited from accepting stock for payment of its damages which could result in further dilution of the claims of the Debtor's creditors. The Debtor does not necessarily agree with these assertions.

[64] Attached hereto as Exhibit G is a list of anticipated senior management. In the event there are changes to the Debtor's proposed management, the Debtor will submit a revised exhibit prior to the Confirmation Hearing.

process used to nominate members of the New Board. The designation of the board members for Reorganized Debtor shall be filed with the Bankruptcy Court on or prior to fifteen (15) business days prior to the commencement date of the Confirmation Hearing, or such other date as the Bankruptcy Court may establish.[65] On the Effective Date, the authority, power and incumbency of the persons then acting as directors of the Debtor shall be terminated and such directors shall be deemed to have been removed by unanimous vote of stockholders, and the directors of Reorganized Debtor that are selected in accordance with Section 9.2 of the Plan shall be deemed to have been elected by unanimous vote of the stockholders and shall have responsibility for the management, control and operations of Reorganized Debtor.

b. OFFICERS OF REORGANIZED DEBTOR.

On the Effective Date, the officers of the Debtor immediately prior to the Effective Date shall serve as the officers of Reorganized Debtor. After the Effective Date, the officers of Reorganized Debtor shall be determined by the New Board in accordance with Delaware law.

(3) Corporate Action, New Incentive Plan and Management.

a. Pursuant to Section 303 of the Delaware General Corporation Law, all terms of the Plan may be put into effect and carried out without further action by the directors or stockholders of the Debtor or Reorganized Debtor, who shall be deemed to have unanimously approved the Plan and all agreements and transactions provided for or contemplated herein, including, without limitation: (i) the adoption of the Reorganized Debtor Charter and by-laws; (ii) removal of existing directors and the initial selection of directors and officers of Reorganized Debtor; and (iii) the distribution of Cash and the issuance and distribution of New Common Stock and Warrants pursuant to the Plan; and (iv) implementation of the New Incentive Plan.

b. Notwithstanding the forgoing, 2,265,957 shares of New Common Stock representing 6% on a fully diluted basis of the shares to be issued and outstanding of Reorganized Debtor shall be reserved for any New Incentive Plan to be established by the New Board; provided, however, that 228,320 shares of the reserved New Common Stock will be allocated and delivered to those management employees set forth on Schedule 9.3 to the Plan as special recognition grants ("Special Recognition Grants"). The Special Recognition Grants shall vest according to the following schedule: (i) 50% on the Effective Date of the Plan; and (ii) 50% over the ensuing two to three years following the Effective Date, such vesting period to be determined by the New Board. Additionally, the Special Recognition Grants not then vested shall vest immediately upon a "change of control" as determined by the New Board. With respect to any employee of the Reorganized Debtor receiving a Special Recognition Grant any grant not vested shall vest immediately upon termination of such employee following the Effective Date; provided, however, that if such employee is terminated for cause such employee shall forfeit any remaining portion of his or her Special Recognition Grant.

c. Other than as provided in subparagraph (b) above, the New Board in its sole discretion, will decide all other issues related to the New Incentive Plan and management compensation including, but not limited to, employment agreements, base salaries, change of

[65] On or about August 10, 2004, the Debtor filed its notice of designation of board members for the New Board.

control provisions, short and long-term incentives, benefits and the like as is normal and customary for senior management of corporations similar to Reorganized Debtor.

(4) Reorganized Debtor Corporate Structure

Under the Terms of the Stipulation and Settlement Agreement among the Debtor, the MPSC and the Montana Consumer Counsel, Reorganized Debtor's regulated energy and utility businesses and assets will be "ring fenced" in that such assets and businesses will be owned by Reorganized Debtor as the parent company. All of the Debtor's and Reorganized Debtor's non-regulated energy related or other business will be held in wholly owned subsidiaries of Reorganized Debtor. These wholly owned subsidiaries have, and are anticipated to have, no employees of their own, but will be served by Reorganized Debtor's utility employees whose costs will be charged to the non-regulated subsidiaries through intercompany transfer pricing, which pricing mechanisms will be subject to review by the regulatory commission having jurisdiction over Reorganized Debtor's rates. Any debt incurred by the non-regulated subsidiaries' operations will be incurred at the subsidiary level and will be non-recourse to Reorganized Debtor.

H. Exculpation; Release; Injunctions; and Discharge

(1) Exculpation.

None of the Debtor, Reorganized Debtor, the DIP Lenders, the Creditors' Committee or any of their respective Affiliates, Officers or Directors, or any of their respective present or former stockholders, members, employees, advisors, attorneys, financial advisors, agents or Professionals in their capacities as such (collectively, the "Exculpated Parties") shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, the preparation or formulation of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and, in all respects, the Exculpated Parties shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that nothing in the Plan shall, or shall be deemed to, release the Exculpated Parties from, or exculpate the Exculpated Parties with respect to, their respective obligations or covenants arising pursuant to the Plan.

(2) Release of General Released Parties.

As of the Effective Date, in consideration for, and as part of the treatment afforded to the holders of Claims and Equity Interests under the Plan, and for other valuable consideration, each of the Debtor, Reorganized Debtor, the DIP Lenders, the Creditors' Committee, and each of their respective parents, subsidiaries, Affiliates, Officers or Directors, or any of their former or present stockholders, members, employees, advisors, attorneys, financial advisors, accountants, auditors, agents or Professionals in their capacities as such (collectively, the "General Released Parties") shall be deemed forever released and discharged from any and all known and unknown Causes of Action of any nature that any Person (including, without limitation, any holder of Claims and Equity Interests under the Plan) may have asserted, could have asserted, or could in the future assert, directly or indirectly, against any of the General Released Parties based on any act or omission relating to the Chapter 11 Case on or prior to the Effective Date, excluding gross negligence and willful misconduct; provided, however, that the

foregoing release and discharge shall not apply to Causes of Action that arise from obligations or rights created under or in connection with the Plan or any agreement provided for or contemplated in the Plan.[66]

Notwithstanding any language to the contrary in the Debtor's Plan, nothing in the Plan shall be construed as releasing, discharging, or otherwise relieving the Debtor or any other party who may be a fiduciary with respect to the Pension Plans of any potential liability for breaches of fiduciary duties owed to the Pension Plans under ERISA.

Notwithstanding any language to the contrary in the Debtor's Plan, nothing in the Plan shall be construed as releasing, discharging or otherwise relieving officers and directors of the former Montana Power Company in their capacities as such.

(3) Mutual Releases by General Released Parties.

As of the Effective Date, each of the General Released Parties hereby unconditionally forever releases, waives and discharges all known and unknown Causes of Action of any nature that such General Released Party has asserted, may have asserted, could have asserted, or could in the future assert, directly or indirectly, against any of the other General Released Parties based on any act or omission relating to the Debtor or the Debtor's business operations (including, without limitation, the organization or capitalization of the Debtor or extensions of credit and other financial services and accommodations made or not made to the Debtor) or the Chapter 11 Case on or prior to the Effective Date; provided, however, that the foregoing release, waiver and discharge shall not apply to Causes of Action that arise from obligations or rights created under or in connection with the Plan or any agreement provided for or contemplated in the Plan.

(4) Discharge.

Except as otherwise expressly provided in Section 1141 of the Bankruptcy Code or the Plan, the Distributions made pursuant to and in accordance with the applicable terms and conditions of the Plan are in full and final satisfaction, settlement, release and discharge as against the Debtor of any Debt that arose before the Effective Date, and any Debt of a kind specified in Section 502(g), 502(h), or 502(i) of the Bankruptcy Code, and all Claims and Equity Interests of any nature, including, without limitation, any interest accrued thereon from and after the Petition Date, whether or not (i) a proof of claim or Equity Interest based on such Debt, obligation or equity interest is filed or deemed filed under Section 501 of the Bankruptcy Code, (ii) such Claim or Equity Interest is Allowed under Section 502 of the Bankruptcy Code or (iii) the holder of such Claim or Equity Interest has accepted the Plan.

(5) Injunctions.

a. INJUNCTION RELATED TO DISCHARGE.

As of the Effective Date and subject to its occurrence, all Persons that have held, currently hold or may have asserted, directly, indirectly, derivatively or otherwise, a Claim, a Cause of Action or an Equity Interest or other right of a holder of an Equity Interest that is discharged, released or terminated pursuant to the Plan, are hereby permanently enjoined from

66 Exhibit E-2 identifies the General Released Parties. The Debtor reserves the right to amend or modify Exhibit E-2 to add or remove names as may be appropriate prior to Confirmation.

commencing or continuing, in any manner or in any place, any action or other proceeding, enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order, creating, perfecting or enforcing any lien or encumbrance, asserting a set-off, right or subrogation or recoupment of any kind against any Debt, liability or obligation due to any such releasing Person, and from commencing or continuing any action, in any manner or in any place where the foregoing does not comply with or is inconsistent with the provisions of the Plan, and the Confirmation Order shall provide for such injunctions.

b. INJUNCTION RELATING TO EXCULPATION AND RELEASE.

As of the Effective Date, except as otherwise provided in the Plan, all Persons are hereby permanently enjoined from commencing or continuing, in any manner or in any place, any action or other proceeding, whether directly, derivatively or otherwise against any or all of the Exculpated Parties or General Released Parties, on account of or respecting any Claims, Debts, rights, Causes of Action or liabilities exculpated, released or discharged pursuant to the Plan, and the Confirmation Order shall provide for such injunctions.

c. MUTUAL RELEASES WITH RESPECT TO WILMINGTON TRUST AND HARBERT.

As of the Effective Date and other than with respect to distributions provided for in Section 4.8 of the Plan on account of their respective allowed Unsecured Subordinated Note Claims and as part of the compromise and settlement with respect to Distributions to Class 8(a) provided for in the Plan, any and all Claims and Causes of Action both known and unknown on behalf of Harbert and Wilmington Trust, individually and collectively on the one hand, and the Debtor, the Reorganized Debtor and the Creditors' Committee on the other hand, and each of the foregoing respective affiliates and their parents, subsidiaries, officers, directors or any of their former or present stockholders, members (in their capacity as members only), employees, advisors, attorneys, financial advisors, accountants, auditors, agents or Professionals in their capacities as such, shall be deemed forever mutually released and discharged from any and all known and unknown Causes of Action of any nature that any Person may have asserted, could have asserted or could in the future assert, directly or indirectly, against each of Harbert, Wilmington Trust, the Debtor. the Reorganized Debtor and the Creditors' Committee respectively, specifically including but not limited to claims and issues, which have been raised by Harbert and Wilmington Trust concerning the Debtor's filings with respect to and claims of an exemption under the Public Utility Holding Company Act of 1935; provided, however, that any claims which Wilmington Trust may have in respect of an Indenture Trustees Charging Lien or that Wilmington Trust and/or Harbert may have pursuant to Section 5.18 herein are excluded form the forgoing releases subject to any objections that the Debtor, the Reorganized Debtor or the Creditors' Committee may assert thereto.

(6) Officers and Directors' Contributions to Plan

The Plan provides for the discharge of the Officers and Directors from further liability related to the D&O Proceedings. In exchange for such discharge, the Officers and Directors: (i) unconditionally forever release, waive and discharge all known and unknown Causes of Action of any nature that such Officer and Director has, may have asserted, could have asserted, or could in the future assert, directly or indirectly, against the Debtor or its Affiliates based on any act or omission relating to the D&O Proceedings; (ii) consent to all indemnification

claims related to the D&O Proceedings being channeled into the D&O Trust; and (iii) consent to the use of D&O Insurance Proceeds to fund the Securities Settlement and D&O Trust.[67]

(7) Limitations on Releases, Exculpation, Discharge and Injunction

Except as specifically provided for in the Plan, the releases, exculpation, discharge and injunction (other than the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction) with respect to litigation as to non-Debtor third-parties shall be effective only to those holders of Claims and Interest which vote to accept the Plan and mark their respective ballots in the place provided consenting and agreeing to the release, exculpation, discharge and injunction provisions of the Plan. The releases, exculpation, discharge and injunctions provided for in the Plan also shall not be effective with respect to those releases and settlement of claims proposed to be released and settled under the Class Action Settlement Documents in the event that both the Bankruptcy Court and the District Court do not approve such proposed settlement by final, non-appealable judgment and/or order (see Article X.N hereof), or approve the settlement on the condition that the Debtor limit the parties to whom the Debtor may give releases pursuant to such Class Action Settlement Documents.

I. Confirmation and Effectiveness of Plan

(1) Condition to Confirmation.

It is a condition to the entry of the Confirmation Order that the following conditions have been satisfied or waived pursuant to Section 11.3 of the Plan:

a. the Confirmation Order shall be in form and substance reasonably satisfactory to the Debtor and the Creditors' Committee;

b. the Bankruptcy Court shall have made findings and determinations, among others, substantially to the effect as follows:

(iii) The D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction are to be implemented in accordance with the Plan and the D&O Trust;

(iv) As of the Petition Date, the Debtor has been named as a defendant in securities actions seeking damages to which the Debtor is entitled to reimbursement from the D&O Policies;

(v) The D&O Trust is to use its assets and income to pay D&O Trust Claims;

(vi) The Debtor may be subject to substantial future demands for payment arising out of the same or similar conduct or events that gave rise to the D&O Trust Claims, which are addressed by the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction;

---

67 Exhibit E-1 identifies those Officers and Directors that are to be released in connection with the Class Action and related D&O Proceedings. The Debtor reserves the right to amend or modify Exhibit E-1 to add or delete Released Parties as may be appropriate prior to Confirmation.

(vii) The actual amounts, numbers, and timing of demands cannot be determined;

(viii) Pursuit of demands outside the procedures prescribed by the Plan and the TDP is likely to threaten the Plan's purpose to deal equitably with D&O Trust Claims;

(ix) The terms of the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction, including any provisions barring actions against third parties, are set out in the Plan and described in the Disclosure Statement;

(x) Pursuant to court orders, the TDP, or otherwise, the D&O Trust shall operate through mechanisms such as structured, periodic, or supplemental payments, pro rata distributions, matrices, or periodic review of estimates of the numbers and values of D&O Trust Claims or other comparable mechanisms, that provide reasonable assurance that the D&O Trust shall value, and be in a financial position to pay, D&O Trust Claims that involve similar D&O Trust Claims in substantially the same manner;

(xi) The D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction are essential to the Plan and the Debtor's reorganization efforts;

(xii) An identity of interests exists among the Debtor and the Released Parties such that a Claim asserted against any of the Released Parties gives rise to a Claim against the Debtor by the operation of the law of indemnity and contribution;

(xiii) In light of the benefits provided, or to be provided, to the D&O Trust on behalf of each Released Party, the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction are fair and equitable with respect to the persons that might subsequently assert demands that would constitute D&O Trust Claims against any Released Party; and

(xiv) The Plan and its acceptance otherwise comply with Section 105 of the Bankruptcy Code;

c. the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction shall have been implemented in connection with the D&O Trust and the Plan; and

d. the D&O Trust shall have the sole and exclusive authority as of the Effective Date to defend all D&O Trust Claims.

(2) Conditions Precedent to Effective Date of the Plan.

The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 11.3 of the Plan:

a. the Confirmation Order, in form and substance reasonably acceptable to the Debtor and the Creditors' Committee, shall have been entered by the Bankruptcy Court and shall have become a Final Order;

b. the Bankruptcy Court shall have entered or affirmed an order or orders entering the D&O Trust Channeling Injunction and the D&O Entity Injunction;

c. each of the Plan Documents and the New Common Stock, in form and substance reasonably acceptable to the Debtor and the Creditors' Committee, shall have been effected or executed and delivered, and shall be validly issued and outstanding;

d. the Debtor shall have distributed on the Effective Date to each holder of an Allowed Bank One DIP Financing Claim the amount of such Allowed Claim pursuant to the DIP Financing Order and the DIP Loan Documents in full satisfaction, settlement, release, extinguishment and discharge of such Allowed Claim, unless the holder of the Allowed Bank One DIP Financing Claim and the Debtor or Reorganized Debtor, as the case may be, agree to a different treatment thereof;

e. all outstanding fees of Professionals retained by the Debtor and the Creditors' Committee that are due and payable and have been authorized to be paid as of the Effective Date pursuant to an order of the Bankruptcy Court shall have been paid, and a reserve, sufficient to pay the reasonable estimated post-Effective Date fees and expenses of such Professionals shall have been established by the Debtor for the benefit of such Professionals. Payment of fees and expenses pursuant to this provision shall include the payment of fees and expenses of the MPSC and the Montana Consumer Counsel pursuant to the stipulation and settlement agreement between the Debtor, the MPSC and the Montana Consumer Counsel and approved by the Bankruptcy Court on July 19, 2004;

f. all actions, other documents, and agreements necessary to implement the Plan shall have been effected or executed and delivered;

g. the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction shall be in full force and effect;

h. the Debtor and all applicable Trustees shall have executed the D&O Trust Agreement;

i. the D&O Insurance Entities shall have executed and delivered counterparts of the Insurance Assignment Agreement and such agreement shall be in full force and effect;

j. all Trust Assets that are to be delivered to the D&O Trust on the Effective Date shall have been delivered to the D&O Trust in accordance with the requirements of all applicable Plan Documents;

k. the Reorganized Debtor Charter shall be in full force; and

l. the Debtor shall have obtained either (i) a private letter ruling establishing that the D&O Trust is a "qualified settlement fund" pursuant to Section 468B of the Internal Revenue Code and the regulations issued pursuant thereto, or (ii) other decisions, opinions, or assurances regarding the tax consequences of the Plan satisfactory to the Debtor and the Creditors' Committee.

(3) Waiver of Conditions.

One or more of the conditions contained in Sections 11.1 and 11.2 of the Plan may be waived by the execution of a written consent by or on behalf of the Debtor and the Creditors' Committee in its judgment reasonably exercised.

(4) Effect of Failure of Conditions.

In the event that one or more of the conditions specified in Section 11.2 of the Plan have not occurred on or before 120 days after the Confirmation Date, upon notification submitted by the Debtor to the Bankruptcy Court, counsel for the Creditors' Committee, counsel for the DIP Lenders, and counsel for the CSFB Lenders (a) the Confirmation Order shall be vacated, (b) no Distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred and (d) the Debtor's obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

J. Regulation

The Debtor is subject to both federal and state regulation. The Debtor's utility operations shall continue to be regulated by: (i) FERC; (ii) the MPSC in accordance with the Montana Public Utilities Law, the MPSC's policies and practices, and any other laws and regulations applicable to investor-owned utilities in the State of Montana with respect to the Debtor's Montana assets and operations; (iii) the SDPUC in accordance with South Dakota Public Utilities Law, the SDPUC's policies and procedures, and any other laws, regulations and orders applicable to investor-owned utilities in the State of South Dakota with respect to the Debtor's South Dakota assets and operations; and (iv) the NPSC in accordance with the Nebraska State Gas Regulation Act and the NPSC's rules and regulations applicable to jurisdictional utilities in the State of Nebraska with respect to the Debtor's Nebraska assets and operations.

No provision in the Plan is intended, as to Debtor's regulated utility operation, to impair, alter, modify, increase or decrease any pre-petition or post-petition: (i) rate, tariff, regulatory order or regulatory proceeding of FERC, MPSC, SDPUC or NPSC; (ii) agreement relating to any such rate, tariff, order or proceeding; (iii) right of appeal, action or collateral challenge with respect to any of the foregoing; or (iv) the regulatory authority or jurisdiction of FERC, MPSC, SDPUC or NPSC. The Debtor entered into a stipulation and settlement agreement with the MPSC and Montana Consumer Counsel and the parties agreed to entry of a consent order in MPSC Docket D2003.8.109, in part, to address the state regulators' concerns that the Plan may have limited the Debtor's regulatory obligations. To the extent that this paragraph conflicts with the terms of the stipulation and settlement agreement, contemplated by the agreement in principle, the stipulation and settlement agreement will control.

In addition, the Debtor is subject to federal and state environmental laws and regulation and the Debtor intends to continue to comply with its pre- and post-petition environmental and regulatory obligations, in general. No provision in the Plan is intended to

impair, alter, modify, increase or decrease these obligations, and all of the Debtor's environmental and regulatory obligations shall be unaffected by the Plan and shall become obligations of the Reorganized Debtor, except for those obligations otherwise dealt with by the Plan such as provided in the Milltown Settlement and the Milltown Stipulation and the stipulation and settlement agreement, contemplated by the agreement in principle, with the MCC and MPSC. In the event of any conflict between Plan provisions and those settlement documents, the settlement documents will control.

Upon emerging from Chapter 11 Reorganized Debtor is not anticipated to be engaged in any non-energy business except for the few Blue Dot locations Blue Dot, as a wholly owned subsidiary of Reorganized Debtor, will continue to own. Reorganized Debtor will, however, own through wholly owned subsidiaries a few non-regulated energy ventures that are not material to Reorganized Debtor as a whole. These operations include the non-regulated gas marketing operations with respect to South Dakota and Nebraska, the non Blue Dot HVAC operation with respect to South Dakota and Nebraska; (iii) the non-regulated intrastate pipeline assets located in South Dakota and Nebraska; and (iv) the pipeline assets owned by Reorganized Debtor's Canadian-Montana pipeline subsidiary. To the extent that assets owned by Montana First Megawatts, LLC have not otherwise been disposed of prior to the Effective Date then these assets will continue to be owned by Reorganized Debtor through its wholly owned subsidiary Montana First Megawatts, LLC.

All of the non-regulated, energy related businesses will continued to be held in wholly owned subsidiaries of Reorganized Debtor. These companies have and will have no employees of their own but are served and will continue to be served by the Debtor and Reorganized Debtor employees whose costs are and will continue to be charged to the non-regulated subsidiaries by intercompany transfers. The transfer pricing mechanisms have been established with the approval of the SDPUC.

K. Retention of Jurisdiction

Following the Effective Date, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:[68]

a. to hear and determine any and all objections to the allowance of any Claims or any controversies as to the classification of any Claims;

b. to hear and determine any and all applications by Professionals for compensation and reimbursement of reasonable fees and expenses;

c. to hear and determine any and all pending applications for the rejection and disaffirmance of executory contracts (including, without limitation,

[68] In connection with the Milltown Settlement and Milltown Stipulation, to the extent that a final Consent Decree (as defined in the Milltown Stipulation) and a final FERC order has not been entered, the Bankruptcy Court shall retain exclusive jurisdiction, or in the alternative, concurrent jurisdiction to hear and determine the claims related to the Milltown Dam.

any collective bargaining agreements) and unexpired leases, and fix and allow any Claims resulting therefrom;

d. to liquidate any Disputed Claim;

e. to enforce the provisions of the Plan, including the injunction, exculpation and releases provided for in the Plan;

f. to enable the Debtor to prosecute any and all proceedings which have been or may be brought prior to the Effective Date, or subsequent to the Effective Date, to set aside liens or encumbrances and to recover any transfers, assets, properties, or damages to which the Debtor may be entitled under applicable provisions of the Bankruptcy Code or any federal state, or local laws;

g. to correct any defect, cure any omission, or reconcile any inconsistency in the Plan or in the Confirmation Order as may be necessary to carry out the purpose and the intent of the Plan;

h. to determine any Claim or liability to a governmental unit which may be asserted as a result of the transactions as set forth in the Disclosure Statement and Plan;

i. to hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code;

j. to hear and determine any matters or disputes respecting the Debtor under the Sections 1113 and 1114 of the Bankruptcy Code;

k. to hear and determine matters arising under or related to the D&O Trust; and

l. to determine such other matters as may be provided for in the Confirmation Order or as may be authorized under the provisions of the Bankruptcy Code.

ARTICLE V
SUMMARY OF CERTAIN MATERIAL DOCUMENTS TO BE EXECUTED OR IMPLEMENTED IN CONNECTION WITH THE PLAN[69]

The following is a brief summary of the documents and agreements to be executed in connection with the Plan.

A. Reorganized Debtor Corporate Charter

(1) Authorized Stock

The Reorganized Debtor Charter will authorize the issuance of up to 200 million shares of common stock and 50 million shares of preferred stock. However, the Reorganized

[69] The descriptions of the agreements set forth herein are qualified in all respects to the terms and conditions of the agreements themselves.

Debtor will be prohibited from issuing nonvoting stock to the extent that such issuance is prohibited by Sections 1123 and 365 of the Bankruptcy Code.

(2) Board of Directors

The Reorganized Debtor Charter will provide that the New Board will consist of seven (7) directors.

(3) Amendments to Reorganized Debtor Charter and Bylaws

Generally, amendments to (I) the provisions of the Reorganized Debtor Charter addressing directors, stockholders, liability and indemnity, compromises with creditors, amendments to the Reorganized Debtor Charter, and (II) the amended and restated Bylaws must be approved by at least a majority of the voting power of the outstanding shares entitled to vote on the election of directors, voting together as a single class.

(4) Interested Stockholder Transactions

Generally, any merger with or transfer of assets to an interested stockholder (i.e., a stockholder who beneficially owns 15% of the Reorganized Debtor's voting shares) must be approved by a majority of the disinterested directors. If a majority of the disinterested directors do not approve the transaction, then the transaction must be approved by at least 66 2/3% of the voting power of the outstanding shares entitled to vote on the election of directors, voting together as a single class, excluding the shares held by the interested stockholder.

B. The New Incentive Plan

Other than as provided for in Section 9.3 of the Plan, the New Board in its sole discretion, will decide all other issues related to the New Incentive Plan and management, compensation including, but not limited to, employment agreements, base salaries, change of control provisions, short and long-term incentives, benefits and the like as is normal and customary for senior management of corporations similar to Reorganized Debtor. The MPSC has asserted that the New Incentive Plan requires MPSC approval prior to taking effect.

C. Registration Rights Agreement

Pursuant to the Plan, the Reorganized Debtor will enter into a registration rights agreement with certain entities providing for the registration of the New Common Stock including New Common Stock issuable pursuant to the Warrants. Only holders entitled to receive distributions pursuant to the Plan of New Common Stock (or Warrants which, when exercised, would entitle such holder to receive New Common Stock) representing at least five (5%) percent of the aggregate New Common Stock issuable pursuant to the Plan (collectively, "Eligible Security Holders") will be entitled to enter into the registration rights agreement. Under the registration rights agreement, during the period commencing on the Effective Date and ending on the first date on which there are no registrable securities, the Reorganized Debtor will be required, subject to certain black-out periods, to effect a customary number of demand registrations covering the resale by the Eligible Security Holders under the Securities Act of the shares of New Common Stock received by such Eligible Security Holders under the Plan.

D. Public Utility Holding Company Act

The Plan contemplates the issuance of New Common Stock to certain holders of Allowed Claims. A holder of New Common Stock may become a "holding company" under PUHCA, 15 U.S.C. § 79a *et seq.* Under PUHCA, an entity that owns, controls, or holds with the power to vote ten percent (10%) or more of the outstanding "voting securities" of a "public-utility company" is presumptively a "holding company."

A "public-utility company" includes *inter alia* "any company which owns or operates facilities used for generation, transmission, or distribution of electric energy for sale." The Reorganized Debtor will be a "public-utility company" under the PUHCA.

A holder of ten percent (10%) or more of the New Common Stock would become a holding company under PUHCA absent a contrary order by the SEC. A holder of less than ten percent (10%) of the New Common Stock would not be a holding company unless the SEC determines that such holder, alone or with others, exercises such a "controlling influence" over the public utility "as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" to deem the holder to be a holding company.

All public utility holding companies must register with the SEC under section 5 of PUHCA and are subject to extensive regulation of their affairs under PUHCA by the SEC unless the holding company is exempted. Under section 3 of PUHCA, the SEC must exempt holding companies that meet any of five defined categories, unless it finds the exemption "detrimental to the public interest or the interest of investors or consumers." These five categories include an entity that is "temporarily a holding company solely by reason of the acquisition of securities for purposes of liquidation or distribution in connection with a bona fide debt previously contracted or in connection with a bona fide arrangement for the underwriting or distribution of securities." This exemption would be available to holders of Allowed Claims that become holding companies by acquiring New Common Stock in exchange for previously contracted bona fide debt pursuant to the Plan. In order to obtain this exemption, such holders of New Common Stock must submit an application to the SEC. Prior SEC orders indicate that such an applicant would have to demonstrate that it intends to hold such voting securities for investment purposes only, temporarily and for purposes of liquidation, and will reduce its holdings to less than ten percent (10%) of the outstanding voting securities of the Reorganized Debtor as soon as financially reasonable, consistent with any fiduciary obligations the applicant may have to its investors. The SEC has approved exemptions for periods of up to three (3) years from the date of acquisition of such voting securities to provide an opportunity for a reorganized public-utility company to increase earnings and improve the market price of its securities. A holder of an Allowed Claim that would acquire ten percent (10%) or more of the outstanding shares of New Common Stock pursuant to the Plan should consult with counsel and arrange for the filing of an appropriate application for an exemption with the SEC.

In addition, a holder of New Common Stock may be required to seek approval from the SEC under section 9(a)(2) of the PUHCA to acquire securities of the Reorganized Debtor. Section 9(a)(2) requires SEC approval under the standards of section 10 for the acquisition of any security of any public-utility company by "any person" who is, or will by virtue of an acquisition become, an "affiliate" of two or more public-utility companies. For

purposes of section 9(a)(2), an "affiliate" is any person that directly or indirectly owns five percent (5%) or more of the outstanding voting securities of a public-utility company. Section 10 in turn, directs the SEC to consider the potential anticompetitive effects of a utility acquisition, the adequacy of the consideration, and the effect of the acquisition upon the system, the public interest and the interest of investors and consumers. The SEC must also be satisfied that there is compliance with relevant state laws. In addition, under section 10(c)(1), the SEC cannot approve an acquisition that "is unlawful under the provisions of section 8 or detrimental to the carrying out of the provisions of section 11," and, under section 10(c)(2), the SEC must find that a proposed acquisition "serve[s] the public interest by tending towards the economical and efficient development of an integrated public-utility system." Section 8 prohibits ownership interests in electric and gas utility properties serving the same territory in violation of state law, and section 11 requires the integration and simplification of holding company systems. Because the acquisition of securities in the Reorganized Debtor pursuant to the Plan does not change the utility operations of the Reorganized Debtor, compliance with sections 10(c), 8, and 11 would not appear to be an issue if section 9(a)(2) approval must be obtained. A holder of an Allowed Claim that would acquire five percent (5%) or more of the outstanding shares of New Common Stock pursuant to the Plan should consult with counsel to determine if section 9(a)(2) approval must be obtained and if so arrange for the filing of an appropriate application with the SEC.

ARTICLE VI
ACCEPTANCE AND CONFIRMATION OF THE PLAN

The following is a brief summary of the provisions of the Bankruptcy Code respecting acceptance and confirmation of a plan of reorganization. Holders of Claims and Equity Interests are encouraged to review the relevant provisions of the Bankruptcy Code and/or to consult their own attorneys.

A. Acceptance of the Plan

This Disclosure Statement is provided in connection with the solicitation of acceptances of the Plan. The Bankruptcy Code defines acceptance of a plan of reorganization by a class of Claims as acceptance by holders of at least two-thirds in dollar amount, and more than one-half in number, of the allowed Claims of that class that have actually voted or are deemed to have voted to accept or reject a plan. The Bankruptcy Code defines acceptance of a plan of reorganization by a class of interests as acceptance by at least two-thirds in amount of the allowed interests of that class that have actually voted or are deemed to have voted to accept or reject a plan.

If one or more impaired Classes rejects the Plan, the Debtor may, in its discretion, nevertheless seek confirmation of the Plan if the Debtor believes that it will be able to meet the requirements of Section 1129(b) of the Bankruptcy Code for confirmation of the Plan (which are set forth below), despite lack of acceptance by all impaired classes.

B. Confirmation

(1) Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of a plan. Notice of the Confirmation Hearing of the

Plan will be provided to all known holders of Claims and Equity Interests or their representatives along with this Disclosure Statement. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any subsequent adjourned Confirmation Hearing.

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan. Any objection to confirmation of the Plan must be in writing, must conform with the Bankruptcy Rules and the Local Rules of the Bankruptcy Court, must set forth the name of the objectant, the nature and amount of Claims or Equity Interests held or asserted by the objectant against the Debtor's Estate or property, and the basis for the objection and the specific grounds in support thereof. Such objection must be filed with the Bankruptcy Court, with a copy forwarded directly to the Chambers of the Honorable Charles G. Case, II, United States Bankruptcy Court, 844 N. King Street, Wilmington, DE 19801 together with proof of service thereof, and served upon: (a) counsel to the Debtor, Paul, Hastings, Janofsky & Walker, LLP, 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia 30308, Attn: Jesse H. Austin, III, Esq. and Karol K. Denniston, Esq. and Greenberg Traurig, LLP, The Brandywine Building, 1000 West Street, Suite 1540, Wilmington, Delaware 19801, Attn: Scott D. Cousins, Esq., Victoria Watson Counihan, Esq. and William Chipman, Esq.; (b) counsel to the Creditors' Committee, Paul Weiss Rifkind Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, Attn: Alan W. Kornberg, Esq. and Ephraim Diamond, Esq. and The Bayard Firm, 222 Delaware Avenue, Wilmington, Delaware 19801, Attn: Neil B. Glassman, Esq. and Charlene D. Davis, Esq.; (c) counsel to Bank One, N.A., Skadden, Arps, Slate, Meagher & Flom LLP, 333 West Wacker Drive, Chicago, Illinois 60606, Attn: Timothy R. Pohl, Esq.; (d) counsel to CSFB, Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, Attn: Mark B. Joachim, Esq.; and (e) the Office of the United States Trustee, 844 King Street, Suite 2313, Lockbox 35, Wilmington, Delaware 19801, Attn: Mark Kenney, Esq. so as to be received no later than the date and time designated in the notice of the continued Confirmation Hearing.

(2) Statutory Requirements for Confirmation of the Plan

At the Confirmation Hearing, the Debtor will request that the Bankruptcy Court determine that the Plan satisfies the requirements of Section 1129 of the Bankruptcy Code. If so, the Bankruptcy Court shall enter an order confirming the Plan. The applicable requirements of Section 1129 of the Bankruptcy Code are as follows:

a. The Plan must comply with the applicable provisions of the Bankruptcy Code;

b. The Debtor must have complied with the applicable provisions of the Bankruptcy Code;

c. The Plan has been proposed in good faith and not by any means forbidden by law;

d. Any payment made or promised to be made by the Debtor under the Plan for services or for costs and expenses in, or in connection with, this Chapter 11 Case, or in connection with the Plan and incident to the Chapter 11 Case, has been disclosed to the Bankruptcy Court, and any

such payment made before Confirmation of the Plan is reasonable, or if such payment is to be fixed after Confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable;

e. The Debtor has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director, officer, or voting trustee of the Debtor under the Plan. Moreover, the appointment to, or continuance in, such office of such individual, is consistent with the interests of holders of Claims and Equity Interests and with public policy, and the Debtor has disclosed the identity of any insider that Reorganized Debtor will employ or retain, and the nature of any compensation for such insider;

f. Best Interests of Creditors Test. With respect to each Class of impaired Claims or Equity Interests, either each holder of a Claim or Equity Interest of such Class has accepted the Plan, or will receive or retain under the Plan on account of such Claim or Equity Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that such holder would receive or retain if the Debtor was liquidated on such date under Chapter 7 of the Bankruptcy Code. In a Chapter 7 liquidation, creditors and interest holders of a debtor are paid from available assets generally in the following order, with no lower class receiving any payments from the Debtor's estate until all amounts due to senior classes have either been paid in full or payment in full is provided for: (i) first to secured creditors (to the extent of the value of their collateral), (ii) next to priority creditors, (iii) next to unsecured creditors, (iv) next to debt expressly subordinated by its terms or by order of the Bankruptcy Court, and (v) last to holders of equity interests. Annexed hereto as Exhibit H is a liquidation analysis prepared by the Debtor. As set forth therein, in light of the foregoing priority, the Debtor believes that if the Chapter 11 Case were converted to a Chapter 7 liquidation, holders of Claims in Classes 7, 8, 9, 10, 11, and 12 would receive less than they will receive under the Plan and holders of all other Claims and Equity Interests would receive no Distributions under the Plan;

g. All impaired Claims that will receive a Distribution under the Plan are as set forth above at Section IV.

h. Each class of Claims or Equity Interests has either accepted the Plan or is not impaired under the Plan;

i. Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that Allowed Priority Claims (other than Allowed Priority Tax Claims) will be paid in full on the Effective Date and that Allowed Priority Tax Claims will receive on account of such Claims deferred Cash payments, over a period not exceeding six (6) years after the date of assessment of such Claim, of a value, as of the Effective Date, equal to the Allowed amount of such Claim;

j. At least one impaired class of Claims has accepted the Plan, determined without including any acceptance of the Plan by any Insider holding a Claim of such class; and

k. Feasibility. Confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization of the Debtor or any successor to the Debtor under the Plan. Annexed hereto as Exhibit I are projections for approximately five (5) years following confirmation and a pro forma balance sheet as of the Effective Date which demonstrate that, given estimated expenses and income, and taking into account Cash reserves, Reorganized Debtor will be able to satisfy its obligations under the Plan, as well as its obligations arising in connection with its ongoing business operations.

The MPSC asserts that the Plan is not feasible without the MPSC's approval of the Plan's elements that are subject to its jurisdiction or, in the alternative, the MPSC's statement that it does not object to the Plan. The Debtor disagrees with this assessment. The stipulation and settlement agreement with the MPSC and the MCC provides that the MPSC agrees not to file an objection to the Plan.

(3) Confirmation Without Acceptance by All Impaired Classes

Section 1129(b) of the Bankruptcy Code allows a Bankruptcy Court to confirm a plan, even if such plan has not been accepted by all impaired classes entitled to vote on such plan, provided that such plan has been accepted by at least one impaired class. If any impaired classes reject or are deemed to have rejected the Plan, the Debtor reserves its right to seek the application of the statutory requirements set forth in Section 1129(b) of the Bankruptcy Code for confirmation of the Plan despite the lack of acceptance by all impaired classes.

Section 1129(b) of the Bankruptcy Code provides that notwithstanding the failure of an impaired class to accept a plan of reorganization, the plan shall be confirmed, on request of the proponent of the plan, in a procedure commonly known as "cram-down," so long as the plan does not "discriminate unfairly" and is "fair and equitable" with respect to each class of Claims or interests that is impaired under and has not accepted the plan.

The condition that a plan be "fair and equitable" with respect to a non-accepting class of secured Claims includes the requirements that (a) the holders of such secured Claims retain the liens securing such Claims to the extent of the allowed amount of the Claims, whether the property subject to the liens is retained by the debtor or transferred to another entity under the plan, and (b) each holder of a secured Claim in the class receive deferred Cash payments totaling at least the allowed amount of such Claim with a present value, as of the effective date of the plan, at least equivalent to the value of the secured claimant's interest in the Debtor's property subject to the liens.

The condition that a plan be "fair and equitable" with respect to a non-accepting class of unsecured Claims includes the requirement that either: (a) such class receive or retain under the plan property of a value as of the effective date of the plan equal to the allowed amount of such Claim; or (b) if the class does not receive such amount, no class junior to the non-accepting class will receive a Distribution under the plan from the Debtor's estate.

The condition that a plan be "fair and equitable" with respect to a non-accepting class of Equity Interests includes the requirements that either: (a) the plan provides that each holder of an Equity Interest in such class receive or retain under the plan, on account of such Equity Interest, property of a value, as of the effective date of the plan, equal to the greater of (i) the allowed amount of any fixed liquidation preference to which such holder is entitled, (ii) any fixed redemption price to which such holder is entitled, or (iii) the value of such Equity Interest; or (b) if the class does not receive such amount, no class of equity interests junior to the non-accepting class will receive a Distribution under the plan.

ARTICLE VII
VALUATION OF REORGANIZED DEBTOR

THE VALUATION INFORMATION CONTAINED IN THIS SECTION WITH REGARD TO REORGANIZED DEBTOR IS NOT A PREDICTION OR GUARANTEE OF THE FUTURE PRICE OF REORGANIZED DEBTOR OR THE NEW COMMON STOCK; SUCH PRICES ARE SUBJECT TO MANY UNFORESEEABLE CIRCUMSTANCES AND THEREFORE CANNOT BE ACCURATELY PREDICTED.

A. Overview

The Debtor has been advised by Lazard Freres & Co. LLC ("Lazard"), with respect to the consolidated enterprise value of the Reorganized Debtor on a going-concern basis. Lazard has undertaken this valuation analysis for the purpose of determining value available for Distribution to creditors and interest holders pursuant to the Plan and to analyze the relative recoveries to creditors and interest holders there under. The estimated total value available for Distribution to creditors and interest holders is comprised of three primary components: (i) an estimated value of the Reorganized Debtor's utility operations on a going concern basis ("Enterprise Value"); (ii) the value of certain expected net operating loss carry forwards ("NOLs") of the Reorganized Debtor; plus (iii) cash available for Distribution to creditors in excess of the Reorganized Debtor's minimum operating cash requirements ("Distributable Cash").

Based in part on information provided by the Debtor, Lazard has concluded that the Enterprise Value of the Reorganized Debtor including the value of its NOLs ranges from $1.415 billion to $1.585 billion, with a midpoint value of $1.500 billion as of an assumed Effective Date of the Plan of September 30, 2004. With assumed pro forma secured debt and capital leases upon emergence from Chapter 11 of approximately $790 million reflecting the application of an estimated $145 million of Distributable Cash to settle certain claims and reduce secured debt, Lazard estimates the range of equity values ("Equity Values") for the Reorganized Debtor between $625 million and $795 million, with a midpoint Equity Value of $710 million. Assuming 35.5 million shares of New Common Stock are distributed pursuant to the Plan, the Equity Value ranges between $17.61 and $22.39 per share with a mid-point estimate of $20.00 per share. These values do not give effect to the potentially dilutive impact of any shares issued (a) upon exercise of the Warrants and (b) under the New Incentive Plan. Lazard's estimate of Enterprise Value does not constitute an opinion as to fairness from a financial point of view of the consideration to be received under the Plan or of the terms and provisions of the Plan.

THE ASSUMED ENTERPRISE VALUE RANGE, AS OF THE ASSUMED EFFECTIVE DATE OF SEPTEMBER 30, 2004, REFLECTS WORK PERFORMED BY LAZARD ON THE BASIS OF INFORMATION AVAILABLE TO LAZARD AS OF MAY 10, 2004. ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT LAZARD'S CONCLUSIONS, LAZARD DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE, OR REAFFIRM ITS ESTIMATE.

With respect to the financial projections prepared by the management of the Debtor and included as Exhibit I to this Disclosure Statement, Lazard assumed that such financial projections were reasonably prepared in good faith and on a basis reflecting the Debtor's most accurate currently available estimates and judgments as to the future operating and financial performance of the Reorganized Debtor. Lazard's Enterprise Value range assumes the Reorganized Debtor will achieve its operating projections in all material respects, including improvements in operating margins, earnings and cash flow. The Reorganized Debtor's forecasted financial performance is better than the recent financial performance of the Debtor. As a result, if the business performs at levels below those set forth in the financial projections, such performance may have a material impact on Enterprise Value.

In estimating the Enterprise Value and Equity Value of the Reorganized Debtor, Lazard: (i) reviewed certain historical financial information of the Debtor for recent years and interim periods; (ii) reviewed certain internal financial and operating data of the Debtor, including the financial projections as described in this Disclosure Statement, which data was prepared and provided to Lazard by the management of the Debtor and which relate to the Reorganized Debtor's business and its prospects; (iii) met with certain members of senior management to discuss the Debtor's operations and future prospects; (iv) reviewed publicly available financial data and considered the market value of public companies that Lazard deemed generally comparable to the operating business of the Debtor; (v) considered precedent transactions in the industry; (vi) considered certain economic and industry information relevant to the operating business; and (vii) conducted such other studies, analysis, inquiries, and investigations as it deemed appropriate. Although Lazard conducted a review and analysis of the Debtor's business, operating assets and liabilities and the Reorganized Debtor's business plan, it assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtor, as well as publicly available information.

In addition, Lazard did not independently verify management's projections in connection with preparing estimates of Enterprise Value, and no independent valuations or appraisals of the Debtor were sought or obtained in connection herewith. Such valuation estimates were developed solely for purposes of the formulation and negotiation of the Plan and the analysis of implied relative recoveries to creditors there under.

Such valuation estimates reflect the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business is subject to numerous uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business. As a result, the estimated Enterprise Value range of the Reorganized Debtor

set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Neither the Debtor, Lazard, nor any other person assumes responsibility for their accuracy. In addition, the valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things, the operating performance of the Debtor, prevailing interest rates, conditions in the financial markets, the anticipated holding period of securities received by pre-petition creditors, some of whom may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors which generally influence the prices of securities.

B. Valuation Methodology

The following is a brief summary of certain financial analyses performed by Lazard to arrive at its estimated range of Enterprise Values for the Reorganized Debtor. Lazard performed certain procedures, including each of the financial analyses described below, and reviewed the assumptions with the management of the Debtor on which such analyses were based. Lazard's valuation analysis must be considered as a whole and selecting just one methodology or portions of the analysis could create a misleading or incomplete conclusion as to Enterprise Value. In determining the Reorganized Debtor's Enterprise Value range, Lazard allotted equal weighting to the valuation ranges derived from each of the valuation techniques employed.

Under the valuation methodologies summarized below, Lazard derived a range of Enterprise Values for the Reorganized Debtor assuming the Reorganized Debtor was a full taxpayer. Lazard separately valued the Debtor's NOLs and added this value to the valuation range for the utility. In addition, Lazard separately valued the Reorganized Debtor's lease interest in Colstrip Unit 4, a 750 megawatt gross-capacity coal-fired power plant located in southeastern Montana and added this value to the valuation range for the utility. Finally, under all valuation approaches, the losses related to the Debtor's qualified facility contracts are excluded and as such the present value of these losses is subtracted from the derived Enterprise Values under the various valuation methodologies.

(1) Comparable Company Analysis

Comparable company analysis estimates the value of a company based on the implied valuations of other similar companies that are publicly traded. Under this methodology, the Enterprise Values for the selected public companies are typically expressed as multiples of earnings. The analysis also includes a multi-year financial comparison of each company's performance, profitability, operating margins, leverage and business trends are examined. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company's relative performance and valuation statistics as compared to the Reorganized Debtor. The primary valuation metrics applied in this analysis include Enterprise Value to earnings before interest, taxes and depreciation and amortization ("EBITDA"), Enterprise Value to earnings before interest and taxes ("EBIT") and Equity Value to net income (price earnings ratio).

A key factor to this approach is the selection of companies with relatively similar business and operational characteristics to the Reorganized Debtor. Criteria for selecting

comparable companies for the analysis include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, location, market presence, size, scale of operations, and regulatory environments. The selection of truly comparable companies is often difficult and subject to limitations due to sample size and the availability of meaningful market-based information. However, the underlying concept is to develop a premise for relative value, which, when coupled with other approaches, presents a foundation for determining firm value.

Lazard selected the following publicly traded companies (collectively, the "Peer Group") deemed generally comparable to the Reorganized Debtor in one or more of the factors described above: Black Hills Corp., Consolidated Edison Inc., Duquesne Light Holdings Inc, Energy East Corp., Northeast Utilities, Inc., Nstar Inc., Pepco Holdings Inc. and Puget Energy Inc.

Lazard calculated Enterprise Value to EBITDA and EBIT multiples by dividing the Enterprise Value of each comparable company by its estimated 2004 EBITDA and EBIT as provided in market research. Lazard also prepared and considered price to earnings ratios for the Peer Group.

Lazard concluded that it was appropriate to apply a discount to the Peer Group valuation multiples when valuing the Reorganized Debtor to reflect a number of risk factors unique to the Reorganized Debtor. First, the Debtor serves a market that has historically and is expected prospectively to experience low growth in energy consumption. In fact, from 1999 through projected 2004, retail gas and electric consumption growth in the markets that the Debtor serves has averaged approximately 1.0% per annum. In addition, the Debtor operates in a challenging regulatory environment that negatively impacts the Reorganized Debtor's valuation. For instance, in 2003, the MPSC denied the Debtor's request to pass through certain gas supply costs on a retrospective basis which reduced the Debtor's EBITDA by approximately $6 million. The Reorganized Debtor remains subject to the risk of retrospective review and disallowance of "pass through" energy supply costs by the MPSC during the Projection Period given the Company's role as the default supplier of energy in Montana. In addition, rating agencies in their initial evaluation of the potential credit rating of the Reorganized Debtor have highlighted the Debtor's difficult relationship with the MPSC as a primary business risk in the Reorganized Debtor's ability to meet its projected earnings targets. Finally, the Reorganized Debtor will have a much smaller market capitalization relative to its Peer Group upon emergence from bankruptcy which will impact its valuation relative to its larger, better-capitalized peers.

Lazard selected Enterprise Value to EBITDA multiples ranging from 6.5x to 7.5x with a mid-point multiple of 7.0x and EBIT multiples ranging from 9.5x to 10.5x with a mid-point multiple of 10.0x. Finally, Lazard utilized price to earnings ratios ranging from 12.0x to 13.0x, with a mid-point multiple of 12.5x. The mid-point multiples reflect a discount of approximately 10% to the average multiples observed for the Peer Group to account for the risk factors discussed above.

These multiples were then applied to the Debtor's normalized projected 2004 EBITDA, EBIT, and net income to determine a range of Enterprise Values. To calculate "normalized" EBITDA, EBIT, and net income, Lazard adjusted the Debtor's projected 2004

results by several factors including non-recurring expenses, restructuring fees, accelerated pension funding requirements, and other non-recurring charges. As highlighted previously, the normalized earnings numbers also exclude losses related to the out-of-market portion of qualified facility contracts and as such the present value of these out-of-market liabilities is subtracted from the Enterprise Values derived under this approach. The following table shows the derivation of normalized EBITDA, EBIT and net income from forecasted 2004 EBITDA.

2004E Normalized EBITDA and EBIT

Business Plan EBITDAR [a]	$207.1
Less: Transition Bond Interest Expense [b]	(2.7)
Plus: Adjustment for pension expense [c]	1.4
Plus: Adjustment to reflect run-rate G&A expense [d]	9.3
Less: 2004E Colstrip 4 EBITDA contribution [e]	(3.8)
Normalized 2004 EBITDA	$211.3
Less: D&A	(72.8)
Normalized 2004 EBIT	$138.4

(a) EBITDA before all restructuring and professional fees.

(b) To reflect that recovery for transition bonds is in EBITDA but not corresponding expense.

(c) To normalize pension expense for higher near term funding.

(d) Estimated 2006 G&A used as proxy for run-rate G&A expense to reflect non-recurring expenses budgeted in 2004.

(e) Excluded EBTIDA contribution of Colstrip 4 and valued the long-term contract separately due to the improving economics of the contract not captured in the Projection period. Lazard derived a $35.0 million value, which was incorporated in the determination of Enterprise Value.

2004E Normalized Net Income

EBITDA [a]	$214.0
Plus: Other Income	2.1
Less: D&A	(72.8)
Less: Interest Expense [b]	(51.4)
Less: Non-cash Interest Expense [c]	(2.4)
Less: Tax Provision @ 38.5%	(34.5)
Normalized 2004 Net Income	$55.1

(a) Normalized EBITDA excludes transition bond adjustment since offseting expense is included in interest expense figure.

(b) Based on pro forma debt of $790 million and 6.5% interest rate.

(c) Reflects amortization of financing costs.

An additional adjustment was made to the resulting enterprise value derived under this approach to incorporate additional cash flow resulting from expected working capital improvements in 2005 and 2006 due to reduced cash deposit and restricted cash requirements. The present value of the cash flows in these years is estimated to be $25.0 million as of the assumed Effective Date.

The Comparable Company Analysis valuation methodology yielded an Enterprise Valuation range of $1.400 to $1.550 billion with a mid-point of value $1.475 billion.

(2) Precedent Transactions Analysis

Precedent transactions analysis estimates the value of a company based on the implied valuations of merger and acquisition transactions in the target company's industry. Valuation multiples for these transactions are calculated based on the purchase price (including any debt assumed where appropriate) paid for the acquired company as a multiple of EBITDA, EBIT, and net income.

Lazard evaluated various merger and acquisition transactions that have occurred in the utility industry between 1998 and 2003 and focused where possible on transactions involving utilities with significant energy transmission and distribution operations in their business mix. Similar to the comparable company analysis, Lazard applied a discount to the observed precedent transaction valuation multiples in consideration of: (i) the Debtor's relatively low growth profile given the market it serves; (ii) the challenging regulatory environment in which the Debtor operates, and (iii) its relatively small market capitalization as more fully described previously.

Based on this approach, Lazard derived an Enterprise Value to 2004 EBITDA multiple range of 6.25x to 7.25x, with a mid-point of 6.75x. Similarly, Lazard assumed an Enterprise Value to 2004 EBIT multiples range from 10.0x to 11.0x, with a mid-point of 10.5x. Lastly, Lazard assumed price to earnings multiples ranging from 13.5x to 14.5x, with a midpoint of 14.0x. The mid-point multiples reflect a discount of approximately 10% to the average multiples observed for the precedent transactions analysis.

These multiples were then applied to the Debtor's normalized projected 2004 EBITDA, EBIT, and net income as shown except for adjustments for transition bond interest expense to determine a range of Enterprise Values. Similar to the Comparable Company Analysis, Lazard made the same working capital adjustment of $25.0 million to the Enterprise Value range derived under this approach. The Precedent Transaction Analysis valuation methodology yielded an Enterprise Valuation range of $1.450 to $1.600 billion with a mid-point value of $1.525 billion.

(3) Discounted Cash Flow Analysis

The discounted cash flow ("DCF") methodology values a business by determining the current value of the estimated future cash flows to be generated by that business. Under this methodology, projected future cash flows are discounted by the business' weighted average cost of capital (the "Discount Rate"). The Discount Rate reflects the estimated blended rate of return debt and equity investors would require to invest in the business based on its capital structure. The value of the firm is determined by calculating the present value of the Reorganized Debtor's

un-levered after-tax free cash flows provided in the Debtor's business plan (five-year projection) plus a proxy for the value of the firm beyond the projection period known as the terminal value. The terminal value is derived by applying a multiple to the Debtor's projected EBITDA in the year following the Projection Period.

To estimate the Discount Rate, Lazard estimated the cost of equity and the after-tax cost of debt for the Reorganized Debtor, assuming a capital structure comprised of approximately 55% debt and 45% equity. The cost of equity was estimated based on the Capital Asset Pricing Model, which assumes that the required equity return is a function of the risk-free cost of capital and the correlation ("Beta") of a publicly traded stock's performance to the return on the broader market. To estimate the cost of debt, Lazard considered a number of factors including the likely credit rating associated with the Reorganized Debtor's post-emergence debt, the expected terms of such debt, and the effective yield for publicly traded debt securities for comparable companies with comparable debt ratings in the industry.

Though formulaic methods are used to derive the key estimates for the DCF methodology, their application and interpretation still involve complex considerations and judgments. With respect to the Reorganized Debtor, Lazard considered: (i) its relatively low growth profile given the market it serves; (ii) the challenging regulatory environment in which it operates; and (iii) its relatively small market capitalization as more fully described previously. Given these considerations, Lazard's DCF valuation was based upon a range of Discount Rates between 6.5% and 7.5%, with a mid-point of 7.0% and an EBITDA multiple range used to derive a terminal value of 6.25x to 7.25x, with a mid-point of 6.75x . The EBITDA multiple reflects the mid-point multiple derived from the precedent transaction analysis net of a 10% discount to reflect the risk factors discussed herein.

In applying the above methodology, Lazard utilized management's financial projections for the fourth quarter of 2004 through December 31, 2008 to derive un-levered after-tax cash flows. Free cash flow includes sources and uses of cash not reflected in the income statement, such as changes in working capital and capital expenditures. For purposes of the DCF, the Reorganized Debtor is assumed to be a full taxpayer and the value of its NOLs is calculated separately. The Reorganized Debtor's unlevered after-tax cash flows along with the terminal value are discounted back to the Effective Date using the range of Discount Rates described above to arrive at a range of Enterprise Values. The resulting Enterprise Valuation range using the DCF methodology is $1.575 billion to $1.750 billion with a mid-point value of $1.663 billion.

(4) Distributable Cash

When calculating expected recoveries pursuant to the Plan, Lazard added Distributable Cash to Enterprise Value to derive the total distributable value available to satisfy Claims ("Total Distributable Value"). Pro forma Distributable Cash as of the Effective Date is estimated at approximately $145.0 million. Distributable Cash includes excess cash from operations and estimated proceeds from the sale of non-core assets. Excess cash from operations reflects the Debtor's projected unrestricted cash balance as of September 30, 2004 of

approximately $81 million plus an estimated $97 million in asset sale proceeds[70] less approximately $35 million of minimum cash to be retained by the Reorganized Debtor as a liquidity cushion.

The following table details the latest estimate of the timing and dollar value of asset sale proceeds.

($ in millions)	Q4 2004	Q1 2005	Total
NetExit	-	$40.0	$40.0
Blue Dot	$15.0	-	15.0
MFM	30.0	-	30.0
Cornerstone Note Receivable	-	15.0	15.0
Total	$45.0	$55.0	$100.0

Under the Plan, Distributable Cash is used to satisfy certain claims and reduce secured debt.

(5) Net Operating Losses

The Reorganized Debtor is expected to have approximately $655 million of NOLs prior to emergence from bankruptcy which will be reduced by an estimated $460 million of cancellation-of-debt (COD) income generated by the extinguishment of Unsecured Notes and Subordinated Notes. The resulting NOL balance of $195 million should significantly reduce the Reorganized Debtor's current tax liability over the Projection Period. Lazard valued the NOLs by calculating the present value of the tax savings provided relative to the taxes the Reorganized Debtor would otherwise pay absent application of such NOLs. These cash flows are discounted at the Reorganized Debtor's estimated cost of equity of 10.25%. Based on this approach, Lazard arrived at a valuation of the Reorganized Debtor's NOLs of approximately $45.0 million.

The summary set forth above does not purport to be a complete description of the analyses performed by Lazard. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily suitable to summary description. In performing its analyses, Lazard and the Debtor made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Lazard are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

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70 In order to determine the cash available for distribution as of the assumed Effective Date of the Plan of Reorganization, Lazard has calculated the present value of the estimated asset sale proceeds as of September 30, 2004 using the Reorganized Debtor's Discount Rate of 7%.

AS A RESULT, THE ESTIMATE OF THE RANGE OF THE ENTERPRISE VALUE OF REORGANIZED DEBTOR'S BUSINESS SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOMES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SET FORTH HEREIN. BECAUSE SUCH ESTIMATE IS INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER REORGANIZED DEBTOR, LAZARD, NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR ITS ACCURACY. IN ADDITION, THE VALUATION OF NEWLY ISSUED SECURITIES SUCH AS THE REORGANIZED DEBTOR'S NEW COMMON STOCK IS SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT.[71]

Many of the analytical assumptions upon which these valuations are based are beyond the Debtor's control, and accordingly, there will be variations between such assumptions and the actual results. These variations may be material and thus the New Common Stock is likely to trade at levels that differ from any values indicated by this analysis. In the event that the estimated values of Reorganized Debtor are different from its actual value after the Effective Date, actual recoveries realized by one or more of the classes of creditors may be significantly higher or lower than estimated in the Disclosure Statement. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holdings of pre-petition creditors, some of which may prefer to liquidate their investment rather than hold it on a long-term basis, and the factors that generally influence the prices of securities.

The valuation of the Reorganized Debtor presented in this Section VII is disputed by Wilmington Trust, Harbert and, as previously noted, certain of the Debtor's existing common equity holders. Each of the aforementioned assert that there is value in the Reorganized Debtor which would result in 100% recovery on account of all creditor claims including the claims of holders of the TOPRs Notes and the QUIPS and provide some distribution to the Debtor's current shareholders. The Debtor strongly disputes the valuation assertions presented by Wilmington Trust, Harbert and certain of the Debtor's common equity holders, and believes the valuation presented herein and the methodologies employed to derive such estimate of value are correct.

ARTICLE VIII
CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following is a summary of certain U.S. federal income tax consequences of the Plan to holders of the Class 7, Class 8 and Class 9 Unsecured Claims (referred to in this

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71 The Debtor has used generally accepted accounting principles and relied on specific financial accounting standards in presenting the financial projections set forth in Exhibit I to the Disclosure Statement. The regulatory accounting conventions that may determine the Debtor's future revenues may not ascribe value to certain presentations of the Debtor's projected future financial condition. Therefore, the presentation of the Debtor's assets as related to post reorganization goodwill determined in accordance with Statement of Financial Accounting Standard No 142 and AICPA Statement of Position 90-7 may differ from the rate regulatory treatment that may be afforded the Debtor by regulatory authorities, in particular, the MPSC.

section as the "Class 7, 8 and 9 Claims"), Class 10 Unsecured Convenience Claims ("Class 10 Claims"), Class 12 D&O Trust Claims ("Class 12 Claims"), and Class 15 Opt-Out Securities Claims ("Class 15 Claims") (collectively referred to as the "Class 7, 8, 9, 10, 12 and 15 Claims") and to the Debtor and Reorganized Debtor. This summary is based on the Internal Revenue Code of 1986, as amended ("Tax Code"), existing and proposed Treasury Regulations issued thereunder, and administrative and judicial interpretations all as in effect on the date hereof and all of which are subject to change, with possible retroactive effect. Due to the lack of definitive judicial and administrative authority in a number of areas and various factual determinations, substantial uncertainty may exist with respect to some of the tax consequences described below. No opinion of counsel has been obtained, Debtor and Reorganized Debtor do not intend to seek a ruling from the IRS as to any of such tax consequences other than a private letter ruling regarding the D&O Trust as described above in IV.I(2), and there can be no assurance that the IRS will not challenge one or more of the tax consequences of the Plan described below. The summary below shall not constitute nor be construed as an admission of any fact or liability.

This summary does not apply to holders of Class 7, 8, 9, 10, 12 and 15 Claims that are not United States persons (as defined in the Tax Code) or that are otherwise subject to special treatment under U.S. federal income tax law (including, for example, banks, governmental authorities or agencies, financial institutions, insurance companies, investors in pass-through entities, tax-exempt organizations, brokers and dealers in securities, mutual funds, small business investment companies, regulated investment companies, and holders who hold Class 7, 8, 9, 10, 12 and 15 Claims as part of a hedge, straddle, constructive sale, or conversion transaction). The following discussion assumes that all holders of Class 7, 8, 9, 10, 12 and 15 Claims discussed herein hold such Class 7, 8, 9, 10, 12 and 15 Claims as "capital assets" within the meaning of Section 1221 of the Tax Code. Moreover, this summary does not purport to cover all aspects of U.S. federal income taxation that may apply to Debtor and to holders of Class 7, 8, 9, 10, 12 and 15 Claims based upon their particular circumstances. Additionally, this summary does not discuss any tax consequences that may arise under state, local, and/or foreign tax law. Accordingly, there may be material foreign, state or local tax consequences to special classes of taxpayers, in each case, not discussed herein.

THE FOLLOWING SUMMARY IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED ON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF CLASS 7, 8, 9, 10, 12 and 15 CLAIMS. ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES, AS WELL AS ANY APPLICABLE STATE, LOCAL, AND/OR FOREIGN TAX CONSEQUENCE, OF THE PLAN.

A. Certain U.S. Federal Income Tax Consequences of the Plan to Holders of Class 7, 8 and 9 Claims

Pursuant to the Plan, each holder of a Class 7, 8 and 9 Claim shall receive on the Effective Date, on account of such Class 7, 8 and 9 Claim, shares of New Common Stock (subject to dilution as set forth in the Plan), subject to the terms and conditions set forth in Section IV.C above.

The U.S. federal income tax consequences to a holder of Class 7, 8 and 9 Claims of the respective transactions described above will depend on: (a) whether the debt instruments constituting the surrendered Class 7, 8 and 9 Claims are treated as "securities;" (b) the manner in which the holder acquired such debt instruments; (c) the length of time such debt instruments have been held by the holder; (d) whether such debt instruments were acquired at a discount; (e) whether the holder had previously included in gross income any accrued but unpaid interest with respect to such debt instruments; (f) whether the holder had previously claimed a bad debt deduction with respect to such debt instrument; and (g) the holder's method of tax accounting.

(1) Treatment of a Debt Instrument as a "Security". Whether an instrument constitutes a "security" is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued.

(2) Treatment if Debt Instrument is a Security. If debt instruments constituting surrendered Class 7, 8 and 9 Claims are treated as securities, the exchange of a holder's Class 7, 8 and 9 Claims for New Common Stock, should be treated as a recapitalization under the Tax Code. In such case, a holder should not recognize either gain or loss in exchange for New Common Stock pursuant to the Plan, except as described below with respect to amounts treated as accrued interest. A holder should obtain an aggregate tax basis in the New Common Stock equal to the tax basis of the debt instrument constituting the Class 7, 8 and 9 Claim surrendered therefor, and should have a holding period for the New Common Stock that includes the holding period for the debt instrument constituting the surrendered Class 7, 8 and 9 Claim; provided that the aggregate tax basis of any New Common Stock treated as received in satisfaction of accrued interest should equal the amount of such accrued interest, and the holding period for such New Common Stock should not include the holding period of the debt instrument constituting the surrendered Class 7, 8 and 9 Claim.

(3) Treatment if Debt Instrument is not a Security. If a debt instrument constituting a surrendered Class 7, 8 and 9 Claim is not treated as a security, a holder of such a Claim should be treated as exchanging its Class 7, 8 and 9 Claim for New Common Stock, in a fully taxable exchange. A holder of a Class 7, 8 and 9 Claim who is subject to fully taxable exchange treatment should recognize gain or loss equal to the difference between: (i) the fair market value as of the Effective Date of the New Common Stock received as of the Effective Date that is not allocable to accrued interest; and (ii) the holder's adjusted basis in the debt instrument constituting the surrendered Class 7, 8 and 9 Claim. Such gain or loss should be capital in nature (subject to the "market discount" rules and accrued interest described below) and should be long-term capital gain or loss if the debt instruments constituting the surrendered Class 7, 8 and 9 Claims were held for more than one year.

(4) Accrued Interest. To the extent that a portion of the New Common Stock received in the exchange is received in discharge for a claim for interest accrued during the period the holder owned such debt instrument constituting a surrendered Class 7, 8 and 9 Claim, the holder will be required to recognize ordinary income equal to the fair market value as of the Effective Date of the New Common Stock received in respect of such claim. Conversely, if the exchange is a taxable exchange, a holder of a surrendered Class 7, 8 and 9 Claim may be able to recognize a deductible loss (or, possibly, a write-off against a reserve for worthless debts) to the extent that any accrued interest claimed was previously included in the holder's gross income but was not paid in full by Debtor. Such loss may be ordinary, but the tax law is unclear on this point. A holder's tax basis in the New Common Stock received should equal the fair market value of the New Common Stock as of the Effective Date. A holder's holding period for the New Common Stock should begin on the day following the Effective Date.

The extent to which the consideration received by a holder of a surrendered Class 7, 8 and 9 Claim will be attributable to accrued interest on the debts constituting the surrendered Class 7, 8 and 9 Claim is unclear. Treasury Regulations generally treat a payment under a debt instrument first as a payment of accrued and untaxed interest and then as a payment of principal. If, however, an allocation is reflected in the plan of reorganization, the Report of the House Ways and Means Committee on the Bankruptcy Tax Act of 1980 indicates that both the debtor and creditor must utilize such allocation. However, the IRS could take the view that consideration received pursuant to a plan of reorganization must be allocated proportionately between the portion of a claim representing principal and the portion of the claim representing interest. Pursuant to the Plan, all Distributions in respect of any Claim will be allocated first to the principal amount of such Claim, to the extent otherwise permitted and as determined for federal income tax purposes, and thereafter to the remaining portion of such Claim, if any.

(5) Market Discount. Under the "market discount" provisions of Sections 1276 through 1278 of the Tax Code, some or all of the gain recognized, if any, by a holder exchanging the debt instruments constituting its Class 7, 8 and 9 Claim for New Common Stock may be treated as ordinary income (instead of capital gain), to the extent of the amount of "market discount" on the debts constituting the surrendered Class 7, 8 and 9 Claim.

In general, a debt instrument is considered to have been acquired with "market discount" if its holder's adjusted tax basis in the debt instrument is less than (i) the sum of all remaining payments to be made on the debt instrument, excluding "qualified stated interest" or, (ii) in the case of a debt instrument issued with OID, its adjusted issue price, by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Any gain recognized by a holder on the taxable disposition of debt instruments constituting the surrendered Class 7, 8 and 9 Claim (determined as described above) that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while such debts were considered to be held by the holder (unless the holder elected to include market discount in income as it accrued). To the extent that the debt instruments constituting the surrendered Class 7, 8 and 9 Claim that had been acquired with market discount are exchanged in a tax-free or other reorganization transaction for New

Common Stock (as may occur here), any gain recognized on the subsequent sale, exchange, redemption or other disposition of such New Common Stock may thereby be treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged debt instrument constituting the surrendered Class 7, 8 and 9 Claim.

B. Certain U.S. Federal Income Tax Consequences of the Plan to Certain Holders of Class 9 Claims and Class 10 Claims that Receive Cash.

Pursuant to the Plan, holders of the Class 9 Unsecured Claims that are $20,000 or less and that elect to participate in Class 10 Claims and Class 10 Claims (the "Class 9 and 10 Claims") may receive cash on the Effective Date, on account of such Class 9 and 10 Claims. In such case, the holders of such Class 9 and 10 Claims will recognize gain or loss to the extent of the differences between such holder's basis in its Class 9 and 10 Claims and the amount of cash received. Such gain or loss will be ordinary in nature to the extent that the Claim arose in the ordinary course of a trade or business for services rendered or from the sale of inventory to the Debtor. Otherwise, such gain or loss should be capital in nature, and (subject to the rules relating to accrued interest and market discount described above in "Certain U.S. Federal Income Tax Consequences of the Plan to Holders of Class 7, 8 and 9 Claims") should be long term capital gain or loss if the Class 9 and 10 Claims were held for more than one year.

C. Certain U.S. Federal Income Tax Consequences of the Plan to the Holders of Class 12 Claims and Class 15 Claims

The Holders of Class 12 Claims and Class 15 Claims that receive cash from the D&O Trust Fund in exchange for such Claim should recognize gain or loss on the exchange equal to the difference between the amount of cash received over their tax basis in such Claim, if any. Such gain or loss should be ordinary to the extent that the Claim arose from the ordinary course of a trade or business for services rendered or from the sale of inventory to the Debtor.

D. Certain U.S. Federal Income Tax Consequences of the Plan to the Debtor

(1) Cancellation of Indebtedness and Reduction of Tax Attributes

As a result of the Plan, Debtor's aggregate outstanding indebtedness will be substantially reduced. In general, absent an exception, a debtor will recognize cancellation of debt income ("CODI") upon discharge of its outstanding indebtedness for an amount less than its adjusted issue price. The amount of CODI, in general, is the excess of (a) the adjusted issue price of the indebtedness discharged, over (b) the sum of the issue price of any new indebtedness of the taxpayer issued, the amount of cash paid and the fair market value of any other consideration (including stock of Debtor) given in exchange for such indebtedness at the time of the exchange.

A debtor is generally not, however, required to include any amount of CODI in gross income if such debtor is under the jurisdiction of a court in a Title 11 bankruptcy proceeding and the discharge of debt occurs pursuant to that proceeding. Instead, the debtor must reduce its tax attributes by the amount of CODI which would have been included in gross income. As a general rule, tax attributes will be reduced in the following order until CODI is exhausted: (a) net operating losses ("NOLs"), (b) general business credits, (c) alternate minimum

tax credits, (d) capital losses, (e) its tax basis in assets (but not below the amount of liabilities to which the debtor remains subject), and (f) foreign tax credits. A debtor with CODI may elect first to reduce the basis of its depreciable assets under Section 108(b)(5) of the Tax Code. Losses (and tax credits) are reduced only after the debtor's tax liability for the current year is determined (with, in each case, current-year losses being reduced before any carryforwards from prior years), and its tax basis is reduced as of the first day of the succeeding year. A debtor's tax basis in its assets will not be reduced below the amount of its liabilities (as defined) outstanding immediately after the CODI is recognized. Any CODI remaining after exhausting available tax attributes is simply eliminated.

The amount of CODI (and accordingly the amount of tax attributes required to be reduced), will depend, among other things, on the issue prices of the debt instruments issued under the Plan, and on the fair market value of the New Common Stock to be issued. These values cannot be known with certainty until after the Effective Date. Thus, although it is expected that a reduction of tax attributes will be required, the exact amount of such reduction cannot be predicted.

Pursuant to temporary regulations issued by the United Stated Treasury Department in August 2003, any required reduction in tax attributes of a member of a consolidated group applies first to any tax attributes attributable to the debtor realizing the CODI at issue. To the extent the debtor reduces its tax basis in the stock of another member of the consolidated group, such other member is required to reduce its tax attributes by an equivalent amount. In addition, if the amount of CODI exceeds the tax attributes subject to reduction attributable to such debtor, the regulations require the reduction of consolidated tax attributes (other than tax basis in assets) attributable to other members of the debtor's consolidated group.

(2) Limitation of Net Operating Loss Carryovers and Other Tax Attributes

Section 382 of the Tax Code generally imposes an annual limitation on a corporation's use of its NOLs (and may limit a corporation's use of certain built-in losses and deductions recognized within a five-year period following an ownership change) that may be used to offset future taxable income if a corporation undergoes an "ownership change." This discussion describes the limitation determined under Section 382 of the Tax Code in the case of an "ownership change" as the "Section 382 Limitation". The annual Section 382 Limitation on the use of pre-change losses (the NOLs and built-in losses recognized within the five year post-ownership change period) in any "post change year" is generally equal to the product of the fair market value of the loss corporation's outstanding stock immediately before the ownership change with certain adjustments multiplied by the long term tax-exempt rate in effect for the month in which the ownership change occurs. The long-term tax-exempt rate is published monthly by the IRS and is intended to reflect current interest rates on long-term tax-exempt debt obligations. Section 383 of the Tax Code applies a similar limitation to capital loss carryforward and tax credits. As discussed below, however, special rules may apply in the case of a corporation which experiences an ownership change as the result of a bankruptcy proceeding.

In general, an ownership change occurs when the percentage of the corporation's stock owned by certain "5 percent shareholders" increases by more than 50 percentage points in the aggregate over the lowest percentage owned by them at any time during the applicable "testing period" (generally, the shorter of (a) the 36-month period preceding the testing date or

(b) the period of time since the most recent ownership change of the corporation). A "5 percent shareholder" for this purpose includes, generally, an individual or entity that directly or indirectly owns 5 percent or more of a corporation's stock during the relevant period and one or more groups of shareholders that own less than 5 percent of the value of the corporation's stock. Under applicable Treasury Regulations, an ownership change with respect to an affiliated group of corporations filing a consolidated return that have consolidated NOLs is generally measured by changes in stock ownership of the parent corporation of the group.

The issuance under the Plan of New Common Stock, along with the cancellation of existing Equity Interests in Debtor through the Plan, is expected to cause an ownership change to occur with respect to Debtor's consolidated group on the Effective Date. As a result, the Section 382 Limitation will be applicable to the utilization by Debtor's consolidated group of their NOLs and built-in losses following the Effective Date. This limitation is independent of, and in addition to, the reduction of tax attributes described in the preceding section resulting from the exclusion of CODI. Similarly, the ability of Debtor's consolidated group to use any remaining capital loss carryforwards and tax credits will also be limited.

Section 382(l)(5) of the Tax Code provides a special rule applicable in the case of a bankruptcy reorganization (the "Section 382(l)(5) Rule"). If a corporation qualifies for the Section 382(l)(5) Rule, the annual Section 382 Limitation will not apply to the corporation's NOL on account of an ownership change occurring as a result of the bankruptcy reorganization. The Section 382(l)(5) Rule does, however, require that the corporation's NOL and credit carryovers be computed without taking into account the aggregate amount of all interest deductions in respect of debt exchanged for the corporation's stock during the three prior taxable years and the portion of the current taxable year ending on the date of the ownership change (such interest hereinafter called "Disqualified Interest"). The corporation will qualify under the Section 382(l)(5) Rule if the corporation's pre-bankruptcy historic shareholders and holders of certain debt ("Qualifying Debt") own at least 50% of the total voting power and value of the stock of the corporation after the bankruptcy reorganization, and the corporation does not elect not to apply the Section 382(l)(5) Rule. Qualifying Debt is a claim which (i) was held by the same creditor for at least 18 months prior to the bankruptcy filing or (ii) arose in the ordinary course of a corporation's trade or business and has been owned, at all times, by the same creditor. Indebtedness will be treated as arising in the ordinary course of a corporation's trade or business if such indebtedness is incurred by the corporation in connection with the normal, usual or customary conduct of the corporation's business. For the purpose of determining whether a claim constitutes Qualifying Debt, special rules may in some cases apply to treat a subsequent transferee as the transferor creditor.

If the exchanges contemplated by the Plan qualify for tax treatment under the Section 382(l)(5) Rule, Debtor's NOL carryover will be available for future use without any Section 382 Limitation (after reduction of Debtor's NOLs by Disqualified Interest). However, under the Section 382(l)(5) Rule, if there is a second ownership change during the two-year period immediately following consummation of the Plan, the Section 382 Limitation after the second ownership change shall be zero. The determination of the application of the Section 382(l)(5) Rule is highly fact specific and dependent on circumstances that are difficult to assess accurately, and thus, Debtor is uncertain whether it will qualify for the Section 382(l)(5) Rule. If

the Debtor does qualify for the Section 382(l)(5) Rule, the Debtor is uncertain whether it will elect out of the Section 382(l)(5) Rule.

If the exchanges do not qualify for tax treatment under the Section 382(l)(5) Rule or Debtor elects not to utilize the Section 382(l)(5) Rule, Debtor's use of NOLs to offset taxable income earned after an ownership change will be subject to the annual Section 382 Limitation. Since Debtor is in bankruptcy, however, Section 382(l)(6) of the Tax Code will apply. Section 382(l)(6) of the Tax Code provides that, in the case of an ownership change resulting from a bankruptcy proceeding of a debtor, the value of the debtor's stock for the purpose of computing the Section 382 Limitation will generally be calculated by reference to the net equity value of debtor's stock immediately after the ownership change (rather than immediately before the ownership change, as is the case under the general rule for non-bankruptcy ownership changes). Accordingly, under this rule the Section 382 Limitation would generally reflect the increase in the value of a debtor's stock resulting from the conversion of debt to equity in the proceeding. Although it is impossible to predict what the net equity value of Debtor will be immediately after the exchanges contemplated by the Plan, Debtor's use of NOLs is expected to be substantially limited after those exchanges.

(3) Alternative Minimum Tax

In general, an alternative minimum tax ("AMT") is imposed on a corporation's alternative minimum taxable income ("AMTI") at a 20% rate to the extent such tax exceeds the corporation's regular federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMT, certain tax deductions and other beneficial allowances are modified or eliminated. For example, except for alternative tax NOLs generated in or deducted as carryforwards in taxable years ending in 2001 and 2002 which can offset 100% of a corporation's AMTI, only 90% of a corporation's AMTI may be offset by available alternative tax NOL carryforwards. Additionally, under Section 56(g)(4)(G) of the Tax Code, an ownership change (as discussed above) that occurs with respect to a corporation having a net unrealized built-in loss in its assets will cause, for AMT purposes, the adjusted basis of each asset of the corporation immediately after the ownership change to be equal to its proportionate share (determined on the basis of respective fair market values) of the fair market value of the assets of the corporation (determined under Section 382(h) of the Tax Code) immediately before the ownership change. Any AMT a corporation pays will generally be allowed as a nonrefundable credit against its regular federal income tax liability in future taxable years when the corporation is no longer subject to AMT.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A HOLDER'S INDIVIDUAL CIRCUMSTANCES. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

E. Backup Withholding and Reporting

The Debtor will withhold all amounts required by law to be withheld from payments of interest and dividends. Debtor will comply with all applicable reporting requirements of the Tax Code.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER'S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

F. Deloitte & Touche LLP

Cornerstone Propane Partners LP have made certain allegations regarding potential conflict of interest with DT's representation of the Debtor. No motion to disqualify has been filed. The Debtor does not believe there is an actual conflict of interest and disqualification of DT is remote. Should DT be disqualified, the Debtor would retain another accounting firm to provide fresh start accounting services and other services currently being provided by DT to the Debtor.

ARTICLE IX
RISK FACTORS

A. Regulated Industry

The Debtor's and Reorganized Debtor's operations are subject to extensive governmental regulation that could impose significant costs or change rates charged to consumers. Changes in existing regulations, and future deregulation may have a detrimental effect on the business and could increase competition.

The operations of the Debtor and Reorganized Debtor are and will be subject to extensive federal, state and local laws and regulations concerning service areas, tariffs, taxes, issuance of securities, employment, occupational health and safety and other matters.

The Debtor is required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate its facilities. Reorganized Debtor will be subject to the same requirements. In the course of complying with these requirements, the Debtor and Reorganized Debtor may incur significant costs and the failure to comply with these requirements could result in civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to the Debtor and Reorganized Debtor or their facilities and future changes in laws and regulations may have a detrimental on the utility business.

The Debtor's and Reorganized Debtor's utility businesses are and will be regulated by FERC and certain state commissions, such as the Public Service or Utility Commissions of Montana, South Dakota and Nebraska. FERC and the identified commissions are generally vested with the supervision, regulation and control of public utilities pursuant to their respective federal and state laws and grants of authority, whatever they may be, with respect to the Debtor's and the Reorganized Debtor's utility business within a respective state. This supervision, regulation and control of the Debtor's and Reorganized Debtor's utility businesses could result, *inter alia*, in negative adjustments to regulated rates which could have a negative prospective impact on Reorganized Debtor's projected revenue, or in the imposition of other regulatory requirements that could significantly affect the assumptions on which the Plan is predicated.

The United States electric utility and natural gas industries are currently experiencing increasing competitive pressures as a result of consumer demands, technological advances, deregulation, greater availability of natural gas-fire generation and other factors. Competition for various aspects of electric and natural gas services are being introduced throughout the country that will open these markets to new providers of some or all traditional electric utility and natural gas services. Competition is likely to result in the further unbundling of electric utility and natural gas services as has occurred in Montana for electricity and Montana, South Dakota and Nebraska for natural gas. Separate markets may emerge for generation, transmission, distribution, meter reading, billing and other services currently provided by the electric utility and natural gas providers as a bundled service. As a result, significant additional competitors could become active in the generation, transmission and distribution segments of the Debtor and Reorganized Debtor's industry.

Proposals have been introduced in Congress to repeal the PUHCA. To the extent competitive pressures increase and the price and sale of electricity assume more characteristics of commodity business, the economics of domestic independent power generation products may come under increasing pressure.

B. PUHCA Compliance

Harbert and Wilmington Trust have in the past asserted that the Debtor failed to comply with PUHCA in that the Debtor's U-1 application with the SEC in February 2002 failed to accurately disclose the Debtor's standing under PUHCA and that, accordingly, the Debtor's claimed exemption from complying with PUHCA was not made in good faith. Harbert and Wilmington Trust also asserted that because the Debtor's claimed exemption from PUHCA was not made in good faith, any debt incurred by the Debtor after the claimed exemption is void. If those assertions were correct, then the priority of claims under the CSFB Financing and the $250 million of 7.875% Senior Notes due 2007 and the $470 million of Senior Notes due 2012 could be questioned.

The Debtor believes that its filing for an exemption from complying with PUHCA was made in good faith and was not challenged either by the SEC or Wilmington Trust during the seventeen (17) months that the application for an exemption was pending. The Debtor further believes that: (i) there is no basis to void in any manner senior debt claims as otherwise asserted by Harbert and Wilmington Trust; (ii) any effort to void the senior debt claims would

require an investigation by the SEC into the facts and circumstances surrounding the Debtor's filing of its claim for exemption under PUHCA; (iii) there is no private right of action for voiding the debt claims as asserted by the Harbert and Wilmington Trust; and (iv) PUHCA requires a finding of actual knowledge on the part of senior debt claimants of bad faith to alter the senior debt holders' contractual rights. On April 29, 2004, Harbert and Wilmington Trust filed a motion for relief of automatic stay seeking the right to file a petition with the SEC. Harbert and Wilmington Trust assert that an individual may bring a right of action under PUHCA either before the SEC or in any federal court, and that such proceeding must be resolved prior to confirming the Plan. The Debtor does not believe that there is a private right to assert causes of action under PUHCA. The Debtor and the Creditors' Committee strongly oppose the relief requested in Harbert's and Wilmington Trust's lift stay motions. A hearing on the motion was held on May 17, 2004 and on or about June 16, 2004 entered a memorandum decision denying Harbert's and Wilmington Trust's lift stay motion. If it becomes necessary, the Debtor intends to vigorously defend as to the propriety of its claimed exemption from complying with PUHCA and to vigorously defend the validity and the enforceability with respect to Debt incurred by the Debtor after the date of such filing. The Debtor strongly disputes Harbert's assertion that, if successful, the Debtor's senior debt holders would be impaired.[72]

C. Relationship With Montana Public Service Commission and Montana Consumer Counsel

Public utilities, such as the Debtor, benefit from government-set prices that assure the utility a reasonable opportunity to earn a fair return. The regulators, in turn, must ensure that public utilities meet their public service obligations. In so doing, the regulators have the power to supervise, regulate, and control public utilities.

The majority of the Debtor's income flows from Montana assets and Montana retail consumers. The Debtor's five-year business plan projects that the Debtor's Montana Operations will contribute no less than 71 percent of the Debtor's operating income over the period. Accordingly, while three states and four regulatory commissions supervise the Debtor, the MPSC contends it necessarily has a pre-eminent role among the three states. In addition, the results of the Financial Investigation initiated by the MCC, discussed in detail in Section II.D, could have far-reaching implications for the Debtor as it emerges from bankruptcy in the event it is not settled or otherwise resolved as described in Section II.D. hereof.

Montana's default supply customers are primarily residential and small business consumers who do not have the ability to choose a company other than the Debtor as their electric utility. In 2003, more than 303,000 of the Debtor's Montana retail customers fell into this category. The MPSC has an obligation to ensure that these captive customers' interests are protected. On January 20, 2004, the Debtor filed its Electric Default Supply Resource Procurement Plan ("Default Supply Plan") with the MPSC, as required by applicable state law.

[72] The Summary Disclosure Statement outlines a compromise and settlement with Harbert and Wilmington Trust incorporated in the Plan, as amended. The compromise and settlement, among other things, resolves the issues raised by Harbert and Wilmington Trust regarding the Debtor's compliance with, and claimed exemption from, PUHCA.

The MPSC has provided comments on the Default Supply Plan; however, the Debtor can give no assurances as to when or if the Default Supply Plan will be implemented.

In addition, the MPSC asserts that its jurisdiction over the Debtor specifically includes, but it is not limited to, the following:

- The authority to approve or reject the Debtor's issuance of stock pursuant to the Plan;
- The authority to approve or reject the Debtor's plan to incur debt;
- The authority to approve or reject transactions for the sale of public utility assets by the Debtor located in Montana;
- The authority to approve or reject the transfer of an ownership interest in a public utility;
- The authority to determine the Debtor's costs that may be recovered through rates paid by Montana retail consumers;
- The authority to determine the value of the Debtor's assets used and useful for inclusion in Montana rate base; and
- The authority to determine the appropriate, allowable rate of return for the Debtor.

The MPSC asserts that under Montana law the Debtor has a public service obligation to provide adequate service at reasonable rates. Symmetrically, the MPSC asserts that Montana law imposes on the MPSC the duty to assure the Debtor's compliance with its public service obligations in Montana. Utility regulation generally encompasses four main categories: rates, quality of service, corporate structure, and capital structure. The MPSC has statutory authority, it contends, over all four areas as to the Debtor. Post-confirmation, the MPSC maintains that it has the authority to impose a structural framework that protects the Debtor's Montana public utility operations from any non-utility obligations.

The Debtor has disclosed that investments in non-utility businesses—Blue Dot, Expanets, and Cornerstone—created many of the financial problems that led to its bankruptcy. On January 27, 2003, the MPSC, upon the application of the Debtor, entered Order No. 6474a authorizing the Debtor to issue $390 million in First Mortgage Bonds to secure the CSFB Facility debt but conditioning such approval by placing restrictions on the Debtor. For example, the MPSC Order January 27 placed a number of conditions upon the issuance of the securities and recommended that the Debtor pursue its stated goal of "mov[ing] in the direction of a pure energy distribution business." Among the MPSC conditions imposed by Order No. 6474a was a requirement that the Debtor limit the Debtor's investment in and lending to non-utility affiliates, a requirement that the Debtor commit to fully fund utility operations in Montana to maintain safe, adequate, and reliable utility service and, a requirement that the Debtor re-examine its dividend and executive compensation policies.

Faced with a conflict between the Debtor's non-utility business investments and its public service obligations in Montana, the MPSC maintains that it will enforce the public service obligations, even if that enforcement is adverse to the Debtor's financial interests, narrowly defined. The Plan, the MPSC maintains, does not provide for structural protection

commensurate with the potential for conflicts. The Plan instead allows continued investment in non-utility businesses without limit on their magnitude, their risk level, or their dependence on and interaction with the utility. A distinct possibility exists that actual conflicts could lead the MPSC, acting under its state statutory obligations, to take actions adverse to the Debtor's financial interests post-confirmation.

While MPSC approval of the Plan is not a literal condition precedent to confirmation of the Plan, MPSC contends that at least three key elements of the Plan cannot go into effect without explicit MPSC approval, including: (a) issuance of new stock, (b) the organized Debtor's assumption of the Debtor's remaining debt; and (c) the creation of liens on utility assets in Montana. Without explicit MPSC approval for these Plan elements, even if the Plan is confirmed over the MPSC's objections, the MPSC contends that the Debtor will be unable to implement its Plan once it emerges from bankruptcy. The practical effect of the Debtor's status as a regulated public utility, the MPSC believes, is that the Plan cannot be successful if it does not address the MPSC's concerns. The Debtor strongly disagrees with the MPSC's contentions and believes the terms and provisions of the Bankruptcy Code preempt the MPSC's position.

The Debtor, the MPSC and the MCC reached an agreement in principle to resolve the MPSC's and the MCC's objections to the Debtor's Disclosure Statement and concerns with respect to the Plan and which resulted in a stipulation of settlement and separate resolution of the Financial Investigation. See Exhibit F-1. The Debtor, the MPSC and the MCC entered into a stipulation and settlement agreement resolves the issues by and among them and which was presented to the Bankruptcy Court by way of a compromise and settlement pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure. See Exhibit F-2. The Bankruptcy Court entered an order approving the stipulation and settlement agreement on or about July 15, 2004. See Exhibit F-3.

The Debtor disagrees with certain of the MPSC's assertions of its jurisdiction over the Debtor, specifically including the assertion that the MPSC must approve the issuance of stock in exchange for debt obligations previously approved by the MPSC, in part, in accordance with the Plan. The litigation which could result over this and other similar confirmation issues could, however, delay either the confirmation or implementation of the Plan.

D. Commodity Price and Supply Risks

The Debtor's wholesale costs for electricity and natural gas are recovered through various pass-through mechanisms in each of the states its serves. These cost tracking mechanisms are based on varying prospective or historic averages, so a rapid increase in supply costs would not be immediately reflected in rates.

Also, to the extent not covered by long-term fixed price purchase contracts, the Debtor is exposed to changes in the price and availability of coal because most of its generating capacity is coal-fired. Changes in the cost of coal and changes in the relationship between those costs and the market prices of power may affect its financial results. In addition, natural gas and electricity are commodities; the market price of which can be subject to volatile changes in response to changes in crude oil markets, refinery operations, fuel supply, power plant outages, weather conditions, market supply and prices or other market conditions.

State regulatory authorities set the rates at which the Debtor sells electricity and natural gas, and may modify the costs that the Debtor may pass through cost adjustments. As a result, the Debtor may not be able to immediately pass on to its retail customers rapid increases in energy supply costs, which could negatively impact liquidity.

The Debtor does not own any natural gas reserves and does not own electric generation assets to service its Montana operations. The Debtor owns interests in generation assets that substantially cover its electric supply requirements in South Dakota. As a result, the Debtor is required to procure its entire natural gas supply and all of its Montana electricity supply pursuant to contracts with third party suppliers. In light of this reliance on third party suppliers, the Debtor is exposed to certain risks in the event a third party supplier is unable to satisfy its contractual obligation.

E. Seasonal and Quarterly Energy Demand Fluctuations.

The Debtor's electric and gas utility business is seasonal and weather patterns can have a material impact on operating performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout the Debtor's market areas, and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, the Debtor's operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. In the event that the Debtor experiences unusually mild winters or summers in the future, its results of operations and financial condition could be adversely affected. In addition, exceptionally hot summer weather could add significantly to working capital needs to fund higher than normal power purchases to meet customer demand for electricity.

F. Dependence on Key Personnel

The Debtor is dependent upon the continued services of certain senior executives and certain key technical and engineering personnel. The Debtor believes that the loss of the services of key individuals could have a material adverse effect on Reorganized Debtor.

G. Compliance With Environmental Laws

The Debtor's operations are governed by a variety of federal, state and local environmental, safety and health laws and requirements with regard to the environment, including environmental regulations relating to air and water quality, solid waste disposal and other environmental considerations. Many of these environmental laws and regulations create permit and license requirements and provide for substantial civil and criminal fines which, if imposed, could result in material costs or liabilities. The Debtor regularly monitors its operations to prevent adverse environmental impacts and to assess potential environmental liabilities, but the Debtor cannot predict with certainty the occurrence of a private tort allegation or government claim for damages associated with specific environmental conditions. The Debtor may be required to make significant expenditures in connection with the investigation and remediation of alleged or actual spills, personal injury or property damage claims, and the repair and upgrade of its facilities in order to meet future requirements and obligations under

environmental laws. To the extent that the Debtor's environmental liabilities are greater than its reserves or the Debtor is unsuccessful in recovering anticipated insurance proceeds under relevant policies, its results of operations and financial condition could be adversely affected.

H. Projected Financial Information

The Debtor failed to operate profitably for an extended period preceding the Chapter 11 filing. The financial projections annexed as Exhibit I to this Disclosure Statement are dependent upon the successful implementation of the business plan and the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including Confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtor, industry performance, expected market pricing for key products, results of cost savings programs, technical process improvements, certain assumptions with respect to competitors of the Debtor, general business and economic conditions, and other matters, many of which are beyond the control of the Debtor. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Debtor. Although the Debtor believes that the projections are reasonably attainable, variations between the actual financial results and those projected may occur and may be material.

I. Lack of Market for Securities Issued Pursuant to the Plan

There is no currently existing market for the New Common Stock and there can be no assurance that an active trading market will develop. There can also be no assurance as to the degree of price volatility in any such particular market. Accordingly, no assurance can be given that a holder of securities issued pursuant to the Plan will be able to sell such securities in the future or as to the price at which any such sale may occur. If such market were to exist, the liquidity of the market for such securities and the prices at which such securities will trade will depend upon many factors, including the number of holders, investor expectations for the Debtor, and other factors beyond the Debtor's control.

J. Delay in Distributing Asset Sale Proceeds to Debtor and Adequate Liquidity

The Debtor can give no assurance as to when or if net proceeds received from the sale of Blue Dot's and Expanets' assets may be available for distribution to the Debtor. As of January 31, 2004, Blue Dot was holding approximately $6.0 million in net proceeds received from the sale of its assets. Netexit was holding approximately $67.0 million in net proceeds received from the sale of its assets. Each of Blue Dot and Netexit have direct claims against them being asserted by various creditors and other interest holders. Before any of the asset sales net proceeds can be distributed to the Debtor, either on account of intercompany claims owed by Blue Dot and Netexit, respectively, to the Debtor or by way of distribution on the equity interests in Blue Dot and Netexit ultimately owned by the Debtor, direct claims against Blue Dot and Netexit will have to be resolved.

The Debtor can also give no assurance as to when proceeds may be received by the Debtor concerning the Montana First Megawatts ("MFM") project. The Debtor is attempting to sell the MFM generation project. In an effort to facilitate the timely sale of such project and its ultimate development at its current location in Great Falls, Montana, the Debtor had filed a

power sales agreement with FERC on August 18, 2003 requesting that the FERC accept for filing the cost-based power sales agreement between Montana Megawatts I, LLC and its affiliate, NWE. The MPSC and MCC moved to intervene and protested such agreement. The Debtor has been attempting to work with the MPSC, MCC, FERC staff and the FERC-appointed settlement judge to resolve MPSC's and MCC's opposition and concerns in a timely manner. However, it appears that no such resolution will be forthcoming and the Debtor, in the exercise of its business judgment, will proceed to liquidate the MFM project and assets. The Debtor can give no assurance when MFM's assets may be liquidated and the value received from such liquidation.

The implementation of the Plan also assumes that there will be sufficient liquidity on the Effective Date to fund payments under the Plan and to meet the Debtor's ongoing working capital needs. The Debtor currently projects that as of the Effective Date it will have on hand either through cash generated from operations and/or borrowings available under a working capital facility liquidity of at least $75 million. The failure of the Debtor to achieve this level of liquidity or to maintain adequate working capital resources may impair the Debtors ability to implement the Plan and could require further restructuring of the Debtor.

K. Fraudulent Conveyance Litigation

The QUIPS Litigation and the potential litigation which may be filed by the plaintiffs in the McGreevey Litigation concerning the going flat transaction could take time to resolve. While the Debtor believes that Law Debenture, Magten and the plaintiffs in the McGreevey Litigation do not have standing to pursue a claim for a fraudulent transfer, resolution of this litigation may take some time and the outcome of such litigation is unknown at this time. The Debtor has filed on or about August 13, 2004 its Motion to Approve a Memorandum of Understanding (the "McGreevey MOU") entered into by certain parties to the McGreevey Litigation. The McGreevey MOU contains the material terms of a proposed settlement under which the Debtor will receive a full release and discharge and withdrawal of any and all claims and causes of actions asserted or filed and which could have been asserted or filed with respect to the McGreevey Litigation. A stipulation of settlement in connection with the McGreevey MOU is currently being finalized.

The State of Montana has also asserted that the Debtor operates and continues to operate the Debtor and Clark Fork as a single economic entity. The fraudulent conveyance claims asserted by various parties if successful may effect the priorities between the unsecured creditors of the Debtor and the creditors of Clark Fork as well as distributions under the Debtor's Plan.

L. Disputes Under Certain Insurance Policies

Certain parties, including the TA Debtors and Cornerstone dispute the Debtor's status as an insured under, and the Debtor's entitlements to any proceeds from, certain policies, the Disputed Policies, identified on Exhibit C to the Plan, namely the Montana Power Company Policies and the Cornerstone Propane Partners LP Policies. The Debtor disagrees with these assertions and intends to enforce its right to coverage under the Disputed Policies. No provision in the Plan (as filed or thereafter amended) nor any confirmation order presented or proposed to, or entered by, the Bankruptcy Court, shall (i) determine whether the Debtor is an insured or

otherwise entitled to any of the benefits or proceeds of the Disputed Policies, or (ii) prejudice or in any way impair any parties rights with respect to the Disputed Policies and their proceeds. The dispute regarding the Debtor's interest in the Disputed Policies and their proceeds must be determined either consensually or by a court of competent jurisdiction.

Nothing in the Plan is intended to determine the Debtor's interest, if any, in the Disputed Policies and the Debtor agrees that in any proceeding to determine the Debtor's interest in, or its right to proceeds of, any of the Disputed Policies it will not assert any defense based on res judicata, collateral estoppel, or any other similar preclusion doctrine as a result of entry by the Bankruptcy Court of an order confirming the Plan (as filed or thereafter amended) except to the extent that the matters are specifically addressed in the confirmation process or by separate order entered in the Chapter 11 Case.

Nothing in the Plan or Confirmation Order is intended to channel the Disputed Polices to the D&O Trust. In addition, notwithstanding any language to the contrary, no provision of the Plan or Confirmation Order enjoins, releases or otherwise impairs any claims that Goldman Sachs & Co. or Milbank Tweed Hadley & McCloy LLP against any person or entity other than the Debtor and the Reorganized Debtor or otherwise limits any defense, setoff, counterclaim or cross claim either may have against any person or entity, except that any recovery by Goldman Sachs & Co. or Milbank Tweed Hadley & McCloy LLP on such counterclaim or cross claim against the Debtor or Reorganized Debtor shall be limited by the Plan.

M. Cornerstone Asserted Claims

Cornerstone has filed significant claims against the Debtor's estate and has advised the Debtor that it will seek to unwind the deconsolidation of the Debtor's interest in Cornerstone completed in November 2002. Moreover, Cornerstone has asserted that any claim the Debtor has against Cornerstone in the form of a promissory note held by the Debtor should either be set off against Cornerstone's Claims against the Debtor's estate or equitably subordinated to all creditors and other parties-in-interest claims against Cornerstone. While the Debtor believes that the assertions and allegations by Cornerstone are without merit and the Debtor should recover on its promissory note against Cornerstone in the same manner as similarly situated Cornerstone creditors, the Debtor can give no assurances when and if these issues will be resolved.

N. Securities Class Action Settlements

The Debtor's Plan incorporates various compromises and settlements, which, to the extent not already approved by order of the Bankruptcy Court, will be made operative and effective under Section 1123(b)(3)(A) of the Bankruptcy Code. That section expressly permits a plan of reorganization to provide for the settlement of any claim or any interest belonging to the debtor or to the estate. However, each of the compromises and settlements incorporated into the Plan, including settlement of several class action lawsuits and shareholder derivative actions commenced in or removed to federal court naming the Debtor and certain of its present and former officers and directors, is subject to the approval of the Bankruptcy Court. The Bankruptcy Court must make an independent determination that each of the settlements is fair and equitable and is in

the best interests of the Debtor's estate. To the extent not already approved by prior order of the Bankruptcy Court, the Debtor will seek approval of the Securities Class Action Settlements pursuant to Section 1123(b)(3)(A) of the Bankruptcy Code.

The Debtor believes that each of the settlements incorporated into the Plan is fair and reasonable, and thus should be approved by the Bankruptcy Court as part of confirmation of the Plan, if not previously approved by prior order of the Bankruptcy Court.

Holders of Securities Claims may elect not to participate in and be bound by the Class Action Settlement Documents by timely submitting Opt-Out Forms, in which case they will be treated as Class 15 Claimants under the Plan, and upon submission of a D&O Proceedings Final Order, shall be channeled to the D&O Trust. Class 15 Claimants shall receive the same treatment as Class 12 Claimants. Opt-Out Securities Claimants may also pursue their claims against non-Debtor defendants in the class action and derivative actions which may give rise to claims for indemnification by such defendants against Reorganized Debtor.

No assurances can be given as to the outcome of the Class Action or as to the magnitude of any liability of Reorganized Debtor to the Opt-Out Securities Claimants and to the officers, directors, employees and agents of the Debtor and its subsidiaries with respect to the Debtor's indemnification obligations, including any such indemnification obligations with respect to claims which may be asserted by Opt-Out Securities Claimants against non-Debtor defendants in the Class Action. Liabilities arising under the opt-out provisions could be substantial and the Class Action Settlement could fail if more than 5% of the Securities Claimants Opt-Out.

In the event the Settlement is not approved and does not become effective:

(a) The Plan and any proposed Order confirming the Plan (i) will not release any non-Debtor defendants in the Securities Litigation or any non-debtor for that matter, from the claims asserted or to be asserted in the Securities Litigation; and (ii) will not affect, in any way, the Class Claimants' rights to obtain relief for their claims in the Securities Litigation;

(b) The Lead Plaintiffs and the Class Claimants shall retain their rights to pursue their claims and access the proceeds of any available D&O Policies that provide coverage for the claims asserted in the Securities Litigation; and

(c) The Debtors' current and former officers and directors, financial advisors, accountants, auditors, agents or professionals will not be released and discharged from any cause of action in connection with the Class Action.

O. Certain Bankruptcy Related Considerations

(1) Risk of Non-Confirmation of the Plan

Although the Debtor believes that the Plan will satisfy all requirements necessary for Confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion. There can also be no assurance that modifications of the Plan will not be required for Confirmation, that such negotiations would not adversely affect the

holders of the Allowed Claims or that such modifications would not necessitate the re-solicitation of votes.

(2) Nonconsensual Confirmation

In the event any impaired class of claims or equity interests does not accept a plan of reorganization, a bankruptcy court may nevertheless confirm such plan of reorganization at the proponent's request if at least one impaired class has accepted the plan of reorganization (with such acceptance being determined without including the acceptance of any "insider" in such class) and, as to each impaired class which has not accepted the plan of reorganization, the bankruptcy court determines that the plan of reorganization "does not discriminate unfairly" and is "fair and equitable" with respect to non-accepting impaired classes. In the event that any impaired Class of Claims or Equity Interests fails to accept the Plan in accordance with Section 1129(a)(8) of the Bankruptcy Code, the Debtor reserves the right to request nonconsensual Confirmation of the Plan in accordance with Section 1129(b) of the Bankruptcy Code.

(3) Risk That Conditions to Effectiveness Will Not Be Satisfied

Article XI of the Plan contains certain conditions precedent to the effectiveness of the Plan. Included, among others, are the conditions that Reorganized Debtor shall have credit availability under the CSFB Facility to provide Reorganized Debtor with financing sufficient to meet their Cash obligations under the Plan. There can be no assurances that the conditions contained in Article XI of the Plan will be satisfied.

P. Dividends

The Debtor presently intends to begin paying a dividend on the New Common Stock upon emergence; however, there is no certainty as to when Reorganized Debtor will pay Cash or other dividends on any shares of New Common Stock.

Q. Potential Treatment as Public Utility Holding Company

The Plan contemplates the issuance of New Common Stock to certain holders of Allowed Claims. A holder of New Common Stock may become a "holding company" under the PUHCA, 15 U.S.C. § 79a *et seq.* Under PUHCA, an entity that owns, controls, or holds with the power to vote ten percent or more of the outstanding "voting securities" of a "public-utility company" is presumptively a "holding company."

A "public-utility company" includes *inter alia* "any company which owns or operates facilities used for generation, transmission, or distribution of electric energy for sale." The Reorganized Debtor will be a "public-utility company" under PUHCA.

A holder of ten percent (10%) or more of the New Common Stock would become a holding company under PUHCA absent a contrary order by the SEC. A holder of less than ten percent (10%) of the New Common Stock would not be a holding company unless the SEC determines that such holder, alone or with others, exercises such a "controlling influence" over the public utility "as to make it necessary or appropriate in the public interest or for the protection of investors or consumers" to deem the holder to be a holding company.

All public utility holding companies must register with the SEC under section 5 of PUHCA and are subject to extensive regulation of their affairs under PUHCA by the SEC unless the holding company is exempted. Under section 3 of PUHCA, the SEC must exempt holding companies that meet any of five defined categories, unless it finds the exemption "detrimental to the public interest or the interest of investors or consumers." These five categories include an entity that is "temporarily a holding company solely by reason of the acquisition of securities for purposes of liquidation or distribution in connection with a bona fide debt previously contracted or in connection with a bona fide arrangement for the underwriting or distribution of securities." This exemption would be available to holders of Allowed Claims that become holding companies by acquiring New Common Stock in exchange for previously contracted bona fide debt pursuant to the Plan. In order to obtain this exemption, such holders of New Common Stock must submit an application to the SEC. Prior SEC orders indicate that such an applicant would have to demonstrate that it intends to hold such voting securities for investment purposes only, temporarily and for purposes of liquidation, and will reduce its holdings to less than ten percent (10%) of the outstanding voting securities of the Reorganized Debtor as soon as financially reasonable, consistent with any fiduciary obligations the applicant may have to its investors. The SEC has approved exemptions for periods of up to three (3) years from the date of acquisition of such voting securities to provide an opportunity for a reorganized public-utility company to increase earnings and improve the market price of its securities. A holder of an Allowed Claim that would acquire ten percent (10%) or more of the outstanding shares of New Common Stock pursuant to the Plan should consult with counsel and arrange for the filing of an appropriate application for an exemption with the SEC.

In addition, a holder of New Common Stock may be required to seek approval from the SEC under section 9(a)(2) of PUHCA to acquire securities of the Reorganized Debtor. Section 9(a)(2) requires SEC approval under the standards of section 10 for the acquisition of any security of any public-utility company by "any person" who is, or will by virtue of an acquisition become, an "affiliate" of two or more public-utility companies. For purposes of section 9(a)(2), an "affiliate" is any person that directly or indirectly owns five percent (5%) or more of the outstanding voting securities of a public-utility company. Section 10 in turn, directs the SEC to consider the potential anticompetitive effects of a utility acquisition, the adequacy of the consideration, and the effect of the acquisition upon the system, the public interest and the interest of investors and consumers. The SEC must also be satisfied that there is compliance with relevant state laws. In addition, under section 10(c)(1), the SEC cannot approve an acquisition that "is unlawful under the provisions of section 8 or detrimental to the carrying out of the provisions of section 11," and, under section 10(c)(2), the SEC must find that a proposed acquisition "serve[s] the public interest by tending towards the economical and efficient development of an integrated public-utility system." Section 8 prohibits ownership interests in electric and gas utility properties serving the same territory in violation of state law, and section 11 requires the integration and simplification of holding company systems. Because the acquisition of securities in the Reorganized Debtor pursuant to the Plan does not change the utility operations of the Reorganized Debtor, compliance with sections 10(c), 8, and 11 would not appear to be an issue if section 9(a)(2) approval must be obtained. A holder of an Allowed Claim that would acquire five percent or more of the outstanding shares of New Common Stock pursuant to the Plan should consult with counsel to determine if section 9(a)(2) approval must be obtained and if so arrange for the filing of an appropriate application with the SEC.

ARTICLE X
EXEMPTIONS FROM SECURITIES ACT REGISTRATION; REGISTRATION RIGHTS

The Plan contemplates the issuance of certain securities to holders of Allowed Claims. Section 1145 of the Bankruptcy Code creates certain exemptions from the registration and licensing requirements of federal and state securities laws with respect to the issuance and distribution of securities by a debtor under a plan of reorganization to holders of claims or interests wholly or principally in exchange for those claims or interests.

A. Issuance of New Securities Pursuant to the Plan

With respect to the New Common Stock to be issued on the Effective Date, the Debtor intends to rely upon the exemption from the registration requirements of the Securities Act (and the equivalent state securities or "blue sky" laws) provided by Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the requirements of the Securities Act and the equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for Cash or property. The Debtor believes that the issuance of securities contemplated by the Plan will satisfy the aforementioned requirements and therefore is exempt from federal and state securities law, although as discussed in Section B below, under certain circumstances, subsequent transfers of such securities may be subject to registration requirements under such securities laws.

B. Subsequent Transfer of Securities Issued Under the Plan

The securities issued pursuant to the Plan may be resold by the holders thereof without restriction unless, as more fully described below, any such holder is deemed to be an "underwriter" with respect to such securities, as defined in Section 1145(b)(1) of the Bankruptcy Code. Generally, Section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as any person who (1) purchases a claim against, or interest in, a bankruptcy case, with a view towards the distribution of any security to be received in exchange for such claim or interest, (2) offers to sell securities issued under a bankruptcy plan on behalf of the holders of such securities, (3) offers to buy securities issued under a bankruptcy plan from persons receiving such securities, if the offer to buy is made with a view towards distribution of such securities, or (4) is an issuer as contemplated by Section 2(11) of the Securities Act. Although the definition of the term "issuer" appears in Section 2(4) of the Securities Act, the reference (contained in Section 1145(b)(1)(D) of the Bankruptcy Code) to Section 2(11) of the Securities Act purports to include as "underwriters" all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. "Control" (as such term is defined in Rule 405 of Regulation C under the Securities Act) means the possession, direct or indirect, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities, by contract or otherwise. Accordingly, an officer or director of a reorganized debtor (or its successor) under a

plan of reorganization may be deemed to be a "control person," particularly if such management position is coupled with the ownership of a significant percentage of the Debtor's (or successor's) voting securities. Moreover, the legislative history of Section 1145 of the Bankruptcy Code suggests that a creditor who owns at least 10% of the voting securities of a reorganized debtor may be presumed to be a "control person."

Because certain holders of Claims who will receive New Common Stock under the Plan may be considered "control persons" of the Debtor, pursuant to the Plan the Reorganized Debtor will enter into a registration rights agreement with such holders to register under the Securities Act resale(s) of New Common Stock to be received by such holders.

THE FOREGOING SUMMARY DISCUSSION IS GENERAL IN NATURE AND HAS BEEN INCLUDED IN THIS DISCLOSURE STATEMENT SOLELY FOR INFORMATIONAL PURPOSES. THE DEBTOR MAKES NO REPRESENTATIONS CONCERNING, AND DOES NOT HEREBY PROVIDE ANY OPINION OR ADVICE WITH RESPECT TO, THE SECURITIES LAW AND BANKRUPTCY LAW MATTERS DESCRIBED ABOVE. IN LIGHT OF THE COMPLEX AND SUBJECTIVE INTERPRETIVE NATURE OF WHETHER A PARTICULAR RECIPIENT OF SECURITIES UNDER THE PLAN MAY BE DEEMED TO BE AN "UNDERWRITER" WITHIN THE MEANING OF SECTION 1145(b)(1) OF THE BANKRUPTCY CODE AND/OR AN "AFFILIATE" OR "CONTROL PERSON" UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS AND, CONSEQUENTLY, THE UNCERTAINTY CONCERNING THE AVAILABILITY OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND EQUIVALENT STATE SECURITIES AND "BLUE SKY" LAWS, THE DEBTOR ENCOURAGES POTENTIAL RECIPIENTS OF NEW COMMON STOCK TO CONSIDER CAREFULLY AND CONSULT WITH HIS, HER, OR ITS OWN LEGAL ADVISOR(S) WITH RESPECT TO SUCH (AND ANY RELATED) MATTERS.

ARTICLE XI
ALTERNATIVES TO THE PLAN AND CONSEQUENCES OF REJECTION

Among the possible consequences if the Plan is rejected or if the Bankruptcy Court refuses to confirm the Plan are the following: (1) an alternative plan could be proposed or confirmed; or (2) the Chapter 11 Case could be converted to a liquidation case under Chapter 7 of the Bankruptcy Code.

A. Alternative Plans

As previously mentioned, with respect to an alternative plan, the Debtor and its professional advisors have explored various alternative scenarios including, but not limited to, the sale of the Debtor's businesses as a going concern or otherwise, and believe that the Plan enables the holders of Claims and Equity Interests to realize the maximum recovery under the circumstances. The Debtor believe the Plan is the best plan that can be proposed and serves the best interests of the Debtor and other parties-in-interest.

B. Chapter 7 Liquidation

As discussed above in Section VI(b)(2), with respect to each Class of impaired Claims or Equity Interests, either each holder of a Claim or Equity Interest of such Class has accepted the Plan, or will receive or retain under the Plan on account of such Claim or Equity Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that such holder would receive or retain if the Debtor were liquidated on such date under Chapter 7 of the Bankruptcy Code. In a Chapter 7 liquidation, creditors and interest holders of a debtor are paid from available assets generally in the following order, with no lower class receiving any payments until all amounts due to senior classes have either been paid in full or payment in full is provided for: (i) first to secured creditors (to the extent of the value of their collateral), (ii) next to priority creditors, (iii) next to unsecured creditors, (iv) next to debt expressly subordinated by its terms or by order of the Bankruptcy Court, and (v) last to holders of equity interests. Based on the liquidation analysis annexed hereto as Exhibit H, the Debtor believes that if the Chapter 11 Case were converted to a Chapter 7 liquidation, holders of Unsecured Note Claims, General Unsecured Claims, Environmental Claims and D&O Trust Claims would receive less than they would under the Plan and holders of Unsecured Subordinated Note Claims and all other Claims and Equity Interests would receive no Distributions under the Plan.

ARTICLE XII
RECOMMENDATION AND CONCLUSION

The Debtor and its professional advisors have analyzed different scenarios and believe that the Plan will provide for a larger Distribution to holders of Allowed Claims than would otherwise result if an alternative restructuring plan were proposed or the assets of the Debtor were liquidated. In addition, any alternative other than confirmation of the Plan could result in extensive delays and increased administrative expenses resulting in potentially smaller Distributions to the holders of Allowed Claims. Accordingly, the Debtor recommends confirmation of the Plan and urges all holders of impaired Claims to vote to accept the Plan, and to evidence such acceptance by returning their Ballots so that they will be received by no later than the Voting Deadline.

[SIGNATURE PAGE FOLLOWS]

Date: Wilmington, Delaware
August 18, 2004

NorthWestern Corporation
Debtor and Debtor-in-Possession

By: 
William M. Austin
Chief Restructuring Officer

PAUL, HASTINGS,
JANOFSKY & WALKER, LLP

By: 

Jesse H. Austin, III
Karol K. Denniston
Carolyn Chayavadhanangkur
600 Peachtree Street, N.E.
Suite 2400
Atlanta, Georgia 30308
Telephone: (404) 815-2400

- and-

GREENBERG TRAURIG, LLP

By: 

Scott D. Cousins
Victoria Watson Counihan
William E. Chipman, Jr.
The Brandywine Building
1000 West Street, Suite 1540
Wilmington, DE 19801
Telephone: (302) 661-7000

Co-Counsel to the Debtor and Debtor-in-Possession

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
NORTHWESTERN CORPORATION,	:	Case No. 03-12872 (CGC)
Debtor.	:	

DEBTOR'S SECOND AMENDED AND RESTATED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

NorthWestern Corporation, the above captioned debtor and debtor-in-possession, proposes the following second amended and restated plan of reorganization (the "Plan") under Sections 1121(a) and 1127(a) of title 11 of the United States Code:

ARTICLE I

DEFINITIONS AND CONSTRUCTION OF TERMS

Definitions; Interpretation; Application of Definitions and Rules of Construction. For purposes of this Plan, the following terms shall have the meanings specified in this Article I. A term used herein that is not defined herein, but that is used in the Bankruptcy Code, shall have the meaning ascribed to that term in the Bankruptcy Code and the rules of construction contained in Section 102 of the Bankruptcy Code shall apply to the construction hereof. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and the plural and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter. Unless otherwise specified, all section, article, schedule or exhibit references in this Plan are to the respective Section in, Article of, Schedule to, or Exhibit to, this Plan and headings in this Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. The words "herein," "hereof," "hereto," "hereunder" and other words of similar import refer to this Plan as a whole and not to any particular Section, sub-Section or clause contained in this Plan.

1.1 "Additional Indemnitees" shall mean each past, present and future member of the TAC.

1.2 "Administrative Claim" shall mean a right to payment under Sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, (a) any actual and necessary costs and expenses of preserving the Estate or administering the Chapter 11 Case as authorized and approved by a Final Order, (b) any actual and

necessary costs and expenses incurred after the Petition Date in the ordinary course of the Debtor's business, (c) fees and expenses of Professionals to the extent allowed by Final Order under Sections 330, 331, or 503 of the Bankruptcy Code, and (d) all fees and charges assessed against the Estate pursuant to 28 U.S.C. § 1930.

1.3 "Administrative Claim Bar Date" shall mean the last date established for filing Administrative Claims, as ordered by the Bankruptcy Court.

1.4 "Affiliate" shall have the meaning set forth in 11 U.S.C. § 101(2).

1.5 "Allowed" shall mean, with reference to any Claim: (a) a Claim that has been listed by the Debtor in its Schedules, as such Schedules may be amended from time to time in accordance with Bankruptcy Rule 1009, and (i) is not listed as disputed, contingent or unliquidated, and (ii) is not a Claim as to which a proof of claim has been filed; (b) a Claim as to which a timely proof of claim has been filed as of the Bar Date in a sum certain and either (i) no objection thereto, or application to estimate, equitably subordinate, reclassify or otherwise limit recovery, has been made on or before any applicable deadline, or (ii) if an objection thereto, or application to estimate, equitably subordinate, reclassify or otherwise limit recovery, has been interposed, the extent to which such Claim (whether in whole or in part) has been allowed by a Final Order; (c) a Claim arising from the recovery of property under Section 550 or 553 of the Bankruptcy Code and allowed in accordance with Section 502(h) of the Bankruptcy Code; (d) any Claim expressly allowed under this Plan; or (e) any Claim expressly allowed by Final Order.

1.6 "Allowed Class Designation/Type" shall mean an Allowed Claim of a specified class or of a specified type.

1.7 "Avoidance Action" shall mean an action brought pursuant to Section 544, 547, 548, 549, 550 or 553 of the Bankruptcy Code by or on behalf of the Debtor.

1.8 "Ballot" shall mean the form or forms distributed to each holder of an impaired Claim entitled to vote on this Plan upon which an acceptance or rejection of this Plan shall be indicated in accordance with the instructions specified in such form or forms.

1.9 "Bank One DIP Financing Claims" shall mean the Claims of Bank One, N.A., as agent, or any successor agent thereto, under the DIP Financing Order and the DIP Loan Documents.

1.10 "Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, as codified in Title 11 of the United States Code, 11 U.S.C. §§ 101-1330, as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Chapter 11 Case.

1.11 "Bankruptcy Court" shall mean the United States Bankruptcy Court for the District of Delaware having jurisdiction over the Chapter 11 Case and, to the extent of any reference under 28 U.S.C. § 157, the bankruptcy unit of such District Court under 28 U.S.C. § 151.

1.12 "Bankruptcy Rules" shall mean the following: (i) the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended and promulgated under Section 2075 of Title 28 of the United States Code; (ii) the applicable Federal Rules of Civil Procedure, as amended and promulgated under Section 2072 of Title 28 of the United States Code; (iii) the applicable Local Rules of Civil Practice and Procedure of the United States District Court for the District of Delaware; and (iv) any standing orders governing practice and procedure issued by the Bankruptcy Court, each as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Chapter 11 Case or proceeding therein, as the case may be.

1.13 "Bar Date" shall mean the date(s) fixed by the order of the Bankruptcy Court dated October 10, 2003 (the "Bar Date Order") by which Persons asserting a Claim against the Debtor, and who are required to file a proof of claim on account of such Claim, must file a proof of claim or be forever barred from asserting a Claim against the Debtor or its property and from voting on this Plan and/or sharing in distributions hereunder as provided in the Bar Date Order.

1.14 "Business Day" shall mean any day other than a Saturday, Sunday or a day which in Wilmington, Delaware or Sioux Falls, South Dakota, is a legal holiday or any day designated in Bankruptcy Rule 9006(a) as a "legal holiday".

1.15 "Cash" shall mean cash, cash equivalents and other readily marketable direct obligations of the United States of America and certificates of deposit issued by banks.

1.16 "Causes of Action" shall mean, without limitation, any and all actions, causes of action, liabilities, obligations, rights, suits, debts, sums of money, damages, judgments, Claims and demands whatsoever, whether known or unknown, in law, equity or otherwise.

1.17 "Chapter 11 Case" shall mean the Debtor's case under Chapter 11 of the Bankruptcy Code administered in the Bankruptcy Court.

1.18 "Claim" shall have the meaning set forth in Section 101(5) of the Bankruptcy Code, including, without limitation, (a) any right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (b) any right to an equitable remedy for breach of performance if such breach gives rise to a right to

payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

1.19 "Claimant's Jurisdiction" shall mean the jurisdiction in which the Claim was filed (if at all) against the Debtor in the court system prior to the Petition Date.

1.20 "Claims Agent" shall mean Kurtzman Carson Consultants, LLC, the claims agent appointed by order of the Bankruptcy Court dated September 15, 2003.

1.21 "Class" shall mean any category of Claims or Equity Interests which are substantially similar to each other as classified.

1.22 "Class Action" shall mean those certain consolidated actions:

(a) In re NorthWestern Corporation Securities Litigation (Case No. CIV 03-3049), a consolidated securities class action lawsuit pending in the United States District Court for the District of South Dakota before the Honorable Lawrence L. Piersol; and

(b) In re NorthWestern Corporation Derivative Litigation (Case No. 03-4091), a consolidated action of two derivative securities lawsuits pending in the United States District Court for the District of South Dakota before the Honorable Lawrence L. Piersol.

1.23 "Class Action Settlement Documents" shall mean the Stipulation of Settlement, memorandum of understanding and any agreements entered into in connection therewith or pursuant hereto or thereto and the orders of the District Court in the Class Action in furtherance thereof.

1.24 "Collateral" shall mean any property or interest in property of the Estate subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable law.

1.25 "Committee" shall mean any committee appointed in the Chapter 11 Case pursuant to Section 1102(a) of the Bankruptcy Code by the United States Trustee, as the membership of such committee is from time to time constituted and reconstituted.

1.26 "Confirmation Date" shall mean the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

1.27 "Confirmation Hearing" shall mean the hearing held by the Bankruptcy Court to consider confirmation of this Plan pursuant to Section 1129 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

1.28 "Confirmation Order" shall mean the order of the Bankruptcy Court confirming this Plan pursuant to the provisions of the Bankruptcy Code.

1.29 "Contingent Claim" shall mean any Claim for which a proof of claim has been filed with the Bankruptcy Court which was not filed in a sum certain, or which has not accrued and is dependent upon a future event that has not occurred or may never occur.

1.30 "Convenience Claim" shall mean an Unsecured Claim that is $20,000 or less and held by a Person that is not an Insider but excluding any Unsecured Note Claims, Trust Originated Preferred Securities (TOPrS) Claims and QUIPS Claims.

1.31 "Creditor" shall mean a Person that has a Claim against the Debtor that arose at the time of or before the Petition Date, or a Person that has a Claim against the Estate of the Debtor of a kind specified in Sections 502(g), 502(h), or 502(i) of the Bankruptcy Code.

1.32 "Creditors' Committee" shall mean the Official Committee of Unsecured Creditors appointed in this Chapter 11 Case.

1.33 "CSFB Facility" shall mean that certain Amended and Restated Credit Agreement, dated as of November 10, 2003, amending a pre-petition financing arrangement with Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, such amended pre-petition financing arrangement approved by the Bankruptcy Court on or about December 15, 2003, as the same shall be amended or modified from time to time.

1.34 "CSFB Facility Montana First Mortgage Bonds" shall mean any outstanding First Mortgage Bonds, Credit Agreement (2002) Series, due 2006, issued under the Montana Indenture.

1.35 "CSFB Facility South Dakota First Mortgage Bonds" shall mean any New Mortgage Bonds, Credit Agreement (2002) Series, due 2006, issued under the South Dakota Indenture.

1.36 "CSFB Financing Claims" shall mean the Claims of Credit Suisse First Boston, as agent, under the CSFB Order and CSFB Financing Documents.

1.37 "CSFB Financing Documents" shall mean the CSFB Facility and all other documents and instruments evidencing and/or setting forth the terms of the financing arrangements under the CSFB Facility as approved by the CSFB Order, as the same shall be amended or modified from time to time.

1.38 "CSFB Lenders" shall mean the syndicate of financial institutions party to the CSFB Financing Documents.

1.39 "CSFB Order" shall mean that certain Final Order Granting Motion pursuant to 11 U.S.C. §§ 105, 362, 363 and 364 for Entry of an Order (A) Amending Pre-Petition Credit Facility, (B) Providing Protections under Section 364(c)(1), on a permanent basis, and (C) Granting Related Relief.

1.40 "Current Employee Claim" shall mean an Allowed Claim entitled to priority under Section 507 of the Bankruptcy Code and any Unsecured Claims for wages in excess of the Claims entitled to priority under Section 507 of the Bankruptcy Code.

1.41 "D&O Insurance Assignment" shall mean the transactions contemplated by the Insurance Assignment Agreement.

1.42 "D&O Insurance Contributor" shall mean the Debtor, former and current directors and officers and any non-debtor affiliate of the Debtor who makes a D&O Insurance Assignment.

1.43 "D&O Insurance Entity" shall mean any Person other than the Debtor and Reorganized Debtor including, but not limited to, any insurance company, broker, or guaranty association, that has issued or that has actual or potential liability, duties or obligations with respect to, any D&O Policies.

1.44 "D&O Insurance Entity Injunction" shall mean the injunction described in Section 6.9 of this Plan.

1.45 "D&O Insurance Rights" shall mean rights arising under or related to the D&O Policies.

1.46 "D&O Policies" shall mean the insurance policies, to the extent such policies and the proceeds of such policies are property of the Debtor's estate, held by the Debtor identified in Exhibit C to this Plan. As reflected by Exhibit C, the Cornerstone Propane Partners, L.P. insurance policies are not being channeled to the D&O Trust.

1.47 "D&O Proceedings" shall mean any proceeding and/or claim against the Debtor or D&O Protected Party, currently existing or initiated prior to the Effective Date, which may be covered by the D&O Policies, including, but not limited to, the following:

(a) In re Cornerstone Propane Partners LP Securities Litigation (Case No. 03-2522 MHP), a consolidated securities class action pending in the United States District Court for the Northern District of California before the Honorable Marilyn Hall Patel;

(b) Mewhinney v. Cornerstone Propane, GP, Inc. (Case No. 032-01181(a), Cir. Ct of the City of St. Louis, MO), a securities class action in the city court of St. Louis, Missouri;

(c) McGreevey, *et al.* v. The Montana Power Company, *et al.* (Case No. CV 03-01-BU-SEH), a securities class action pending in the United States District Court for the District of Montana before the Honorable Sam E. Haddon;

(d) In re Touch America ERISA Litigation (Case No. CV-02-106-BU-SEH), an ERISA class action pending in the United States District Court for the District of Montana before the Honorable Sam E. Haddon;

(e) Securities and Exchange Commission ("SEC") Inquiry (D-02572-A) (the "SEC Inquiry"), a non-public SEC inquiry into various issues;

(f) the Class Action; and

(g) any proceeding and/or claim against any D&O Protected Party which may be covered by the D&O Policies and brought by the Netexit Debtors, or any creditor, trustee, or the Official Committee of Unsecured Creditors appointed in the Netexit Cases, at any time before or after the Effective Date, but not later than the date the Netexit Cases are closed by final decree; provided, however, that any such claim shall remain subject to the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction.

1.48 "D&O Proceedings Final Order" shall mean the final, non-appealable order of the relevant court providing a Final Award in any D&O Proceeding or finally approving a settlement, or the final judgment of the SEC (in the case of the SEC Inquiry).

1.49 "D&O Protected Party" shall mean the following: (i) the Debtor; (ii) Reorganized Debtor; (iii) any subsidiary and/or Affiliate of the Debtor; or (iv) any Person that, pursuant to this Plan or otherwise after the Effective Date, was a former or present director or officer of the Debtor or becomes a director or officer or indirect transferee of, or successor to, the Debtor, Reorganized Debtor or any subsidiary or Affiliate of the Debtor; provided, however, that D&O Protected Party shall exclude any individual who previously served as an officer or director of any of the TA Debtors, or their present or former predecessors, in such individual's capacity as an officer or director of such TA Debtor.

1.50 "D&O Protected Parties Settlement Agreement" shall mean that D&O Protected Parties Settlement Agreement attached as Exhibit D to this Plan.

1.51 "D&O Trust" shall mean the trust created pursuant to the D&O Trust Agreement and related documents.

1.52 "D&O Trust Agreement" shall mean that certain NorthWestern Corporation D&O Trust Agreement attached as Exhibit E to this Plan.

1.53 "D&O Trust Assets" shall mean the proceeds of the D&O Insurance Rights assigned to the D&O Trust pursuant to the Insurance Assignment Agreement and any interest on or appreciation of such D&O Insurance Rights or any other sums collected by the trustee of the D&O Trust to enforce such D&O Insurance Rights.

1.54 "D&O Trust Channeling Injunction" shall mean the injunction described in Section 10.5(d) of this Plan.

1.55 "D&O Trust Claim Holder" shall mean the holder of a D&O Trust Claim.

1.56 "D&O Trust Claims" shall mean the amount of any Final Award apportioned to an individual plaintiff in any D&O Proceeding in accordance with any court order fully and finally awarding a judgment to the plaintiffs in any D&O Proceeding and the amount of any Defense Costs.

1.57 "D&O Trust Distribution Procedures" or "TDP" shall mean that certain trust distribution procedures attached as Exhibit F to this Plan.

1.58 "D&O Trust Documents" shall mean the D&O Trust Agreement, the by-laws of the D&O Trust and the other agreements, instruments and documents governing the establishment and administration of the D&O Trust as such may be amended from time to time.

1.59 "Debt" shall mean liability on a Claim.

1.60 "Debtor" shall mean NorthWestern Corporation, as debtor and debtor-in-possession in the Chapter 11 Case.

1.61 "Debtor Indemnified Parties" shall mean the Persons which the Debtor is obligated to indemnify and exculpate, including its present and former officers and directors, as provided in any of: (i) the Debtor's certificate of incorporation; (ii) the Debtor's by-laws; (iii) any written agreement with the Debtor; (iv) similar documents or agreements of or with the Debtor; or (v) state or common law.

1.62 "Defense Cost Motion" shall mean that certain Motion for an Order (I) Authorizing Reimbursement for Defense Costs Incurred on Behalf of Itself and its Present and Former Officers and Directors (II) Authorizing Reimbursement for Defense Costs Incurred by Other Insureds, and (III) Granting Related Relief, as such motion was approved by the Court on January 14, 2004 in an Order Authorizing (I) Reimbursement for Defense Costs Incurred on behalf of itself and its Present and Former

Officers and Directors, (II) Reimbursement for Defense Costs Incurred by Other Insureds and (III) Granting Related Relief, as amended by a stipulated order entered on February 17, 2004.

1.63 "Defense Costs" shall mean the legal fees and associated expenses (including expert fee(s)) incurred in defending the D&O Proceedings by the Debtor or any D&O Protected Party on behalf of the Debtor or any D&O Protected Party.

1.64 "Delaware General Corporation Law" shall mean Title 8 of the Delaware Code, as now in effect or hereafter amended.

1.65 "DIP Financing Order" shall mean that certain Final Order (I) Authorizing Debtor-in-Possession to Enter into Post-petition Credit Agreement and Obtain Post-petition Financing pursuant to Sections 363 and 364 of the Bankruptcy Code, (II) Granting Liens, Security Interests and Superpriority Claims, (III) Authorizing Adequate Protection Payments to Debtor's Senior Secured Debt.

1.66 "DIP Lenders" shall mean Bank One, N.A., as agent and lender, and the syndicate of financial institutions party to the DIP Loan Documents.

1.67 "DIP Loan Agreement" shall mean that certain Senior Secured, Pari Passu Debtor-in-Possession Credit Agreement, dated as of September 19, 2003 (as same has been or may be amended), among the Debtor, the lender parties thereto and Bank One, N.A., as DIP Agent.

1.68 "DIP Loan Documents" shall mean the DIP Loan Agreement and all other documents and instruments evidencing and/or setting forth the terms of debtor-in-possession financing arrangements in the Chapter 11 Case as approved by the DIP Financing Order.

1.69 "Disallowed" shall mean, with respect to any Claim or Interest or portion thereof, any Claim against or Interest in the Debtor which: (a) has been disallowed, in whole or part, by a Final Order of the Bankruptcy Court; (b) has been withdrawn by agreement of the Debtor and the holder thereof, in whole or in part; (c) has been withdrawn, in whole or in part, by the holder thereof; (d) if listed in the Schedules as zero or as Disputed, contingent or unliquidated and in respect of which a proof of claim has not been timely filed or deemed timely filed pursuant to this Plan, the Bankruptcy Code or any Final Order of the Bankruptcy Court or other applicable bankruptcy law; (e) has been reclassified, expunged, subordinated or estimated to the extent that such reclassification, expungement, subordination or estimation results in a reduction in the filed amount of any proof of claim or proof of interest; or (f) is evidenced by a proof of claim or a proof of interest which has been filed, or which has been deemed to be filed under applicable law or order of the Bankruptcy Court or which is required to be filed by order of the Bankruptcy Court but as to which such proof of claim or proof of interest was not timely or properly filed. In each case a Disallowed Claim or a

Disallowed Interest is disallowed only to the extent of disallowance, withdrawal, reclassification, expungement, subordination or estimation.

1.70 "Disallowed Claim" shall mean a Claim, or any portion thereof, that is Disallowed.

1.71 "Disbursing Agent" shall mean Reorganized Debtor or such other Person to be identified by Reorganized Debtor at or prior to the Confirmation Hearing, which shall (i) make the distributions to be made pursuant to and in accordance with the terms of this Plan, the Confirmation Order or any other relevant Final Order of the Bankruptcy Court, and (ii) perform any other act or task that is or may be delegated to the Disbursing Agent under this Plan.

1.72 "Disclosure Statement" shall mean the disclosure statement relating to this Plan in the form approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code and all exhibits and schedules thereto.

1.73 "Disputed" shall mean, with respect to Claims or Equity Interests, any such Claim or Equity Interest: (a) that is listed in the Schedules as unliquidated, disputed or contingent for which no proof of claim has been timely filed; (b) as to which the Debtor or any other party-in-interest has interposed a timely objection or request for estimation, or have sought to equitably subordinate or otherwise limit recovery in accordance with the Bankruptcy Code and the Bankruptcy Rules, or which is otherwise disputed by the Debtor in accordance with applicable law, which objection, request for estimation, action to limit recovery or dispute has not been withdrawn or determined by Final Order; (c) which is a contingent Claim; or (d) which has not been Allowed.

1.74 "Disputed Claims Reserve" shall mean the reserve established pursuant to Section 7.5 of this Plan.

1.75 "Disputed Policies" shall have the meaning set forth on Exhibit C to this Plan.

1.76 "Distribution" shall mean the distribution in accordance with this Plan of Cash or other property, as the case may be.

1.77 "Distribution Address" shall mean the last known address of a Creditor, whether derived from the Schedules, a proof of claim filed with the Bankruptcy Court or other written notification of the Debtor as to where a Distribution under this Plan is to be sent.

1.78 "Distribution Date" shall mean any date that is: (a) the Initial Distribution Date; (b) any Subsequent Distribution Date; or (c) the Final Distribution Date.

1.79 "<u>District Court</u>" shall mean the United States District Court for the District of South Dakota.

1.80 "<u>Effective Date</u>" shall mean a Business Day on or after the Confirmation Date specified by the Debtor on which all conditions precedent to the occurrence of the Effective Date set forth in Section 11.2 of this Plan have been satisfied or waived pursuant to Section 11.3 of this Plan.

1.81 "<u>Environmental Claims</u>" shall mean all Claims against the Debtor, including, but not limited to, the Claims listed on Attachments 17(a), (b), and (c) of the Debtor's Statement of Financial Affairs, as may be amended from time to time, arising from (i) any accusation, allegation, notice of violation, action, claim, environmental Lien, demand, abatement or other order, restriction or direction (conditional or otherwise) by any governmental entity or other Person for personal injury (including, but not limited to, sickness, disease or death), tangible or intangible property damage, punitive damages, damage to the environment, nuisance, pollution, contamination or other adverse effect on the environment or costs (to the extent recoverable under applicable non-bankruptcy law) of any governmental entity related thereto, in each case resulting from or based upon (a) the existence, or the continuation of the existence, of a release of (including, but not limited to, sudden or non-sudden accidental or non-accidental releases), or exposure to, any hazardous or deleterious material, substance, waste, pollutant or contaminant, odor or audible noise in, into or onto the environment (including, but not limited to, the air, soil, surface water or groundwater) at, in, by, from or related to any property (including any vessels or facilities of the Debtor) presently or formerly owned, operated or leased by the Debtor, or one of its non-debtor subsidiaries, to the extent the Debtor may have liability on behalf of such subsidiary, or any activities or operations thereof, (b) the transportation, storage, treatment or disposal of any hazardous or deleterious material, substance, waste, pollutant or contaminant in connection with any property (including any vessels or facilities of the Debtor) presently or formerly owned, operated or leased by the Debtor, or one of its non-debtor subsidiaries, to the extent the Debtor may have liability on behalf of such subsidiary, its operation or facilities, or (c) the violation or alleged violation, of any environmental law, order or environmental permit or license of or from any governmental entity relating to environmental matters connected with any property (including any vessels or facilities of the Debtor) presently or formerly owned, operated or leased by the Debtor or one of its non-debtor subsidiaries, to the extent the Debtor may have liability on behalf of such subsidiary (including, without limitation, any FERC license pertaining to any environmental matter); and (ii) any claim for indemnification or contribution (whether based on contract, statute or common law) against the Debtor by any third party, where such indemnification or contribution claim of such third party is based on a claim against such third party that if asserted directly against the Debtor would be a claim included within the immediately preceding clause (i); <u>provided</u>, <u>however</u>, that Environmental Claims shall not include any Claims (other than the Claims of Atlantic Richfield Company addressed in the Milltown Settlement) fully settled, liquidated or determined by a final order of an appropriate court or a binding award, agreement or

settlement, which has become fully effective on the terms of such final order, binding award, agreement or settlement, prior to the Petition Date for amounts payable by the Debtor for damages or other obligations in a fixed dollar amount payable in a lump sum or by a series of payments.

1.82 "Equity Interests" or "Interests" shall mean: (a) a share in the capital stock of the Debtor, whether or not transferable or denominated "stock" or a similar security; or (b) an option, a warrant, or a right, other than a right to convert, to purchase, sell, or subscribe to a share, security, or interest of a kind specified in subparagraph (a) of this paragraph, whether vested or unvested, exercised or outstanding.

1.83 "Estate" shall mean the estate created in the Chapter 11 Case pursuant to Section 541 of the Bankruptcy Code.

1.84 "Exculpated Parties" shall have the meaning set forth in Section 10.1 of this Plan.

1.85 "FERC" shall mean the Federal Energy Regulatory Commission.

1.86 "FIFO" shall mean first-in-first-out.

1.87 "Final Approval" shall mean the date on which all of the following events have occurred: (a) entry of judgment by the District Court in the Class Action, including a bar order, approving the Stipulation of Settlement and dismissing the Class Action as against all defendants in the Class Action with prejudice and without cost to any party, that has become final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time, or otherwise; (b) an order of the Bankruptcy Court in the Chapter 11 Case approving the Stipulation of Settlement pursuant to the terms of any executed memorandum of understanding and that has become final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time, or otherwise; and (c) an order in the Chapter 11 Case confirming a plan of reorganization for the Debtor that has become final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time, or otherwise.

1.88 "Final Distribution Date" shall mean the date established by the Debtor pursuant to which all Distributions shall have been made.

1.89 "Final Order" shall mean an order, ruling or judgment of the Bankruptcy Court as to which the time to appeal, petition for *certiorari,* or move for reargument or rehearing has expired and as to which no appeal, petition for *certiorari,* or other proceedings for reargument or rehearing shall then be pending, or as to which any right to appeal, petition for *certiorari,* reargue, or rehear shall have been waived in writing in form and substance satisfactory to the Debtor or, on and after the Effective Date, Reorganized Debtor or, in the event that an appeal, writ of *certiorari,* or reargument

or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court shall have been determined by the highest court to which such order was appealed, or *certiorari*, reargument or rehearing shall have been denied and the time to take any further appeal, petition for *certiorari* or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed with respect to such order shall not cause such order not to be a Final Order.

1.90 "Gas Transition Bond" shall mean any outstanding bonds issued in accordance with, or related to, *inter alia*, the (i) Indenture between MPC Natural Gas Funding Trust, as Issuer, and U.S. Bank National Association, as Trustee, dated as of December 22, 1998; (ii) MPC Natural Gas Funding Trust Trust Agreement among Patrick Corcoran and Ellen Senechal, as Beneficiary Trustees, Wilmington Trust Company, as Issuer Trustee, Delaware Trustee and Independent Trustee, and The Montana Power Company, as Grantor and Owner, dated as of December 11, 1998; (iii) Transition Property Purchase and Sale Agreement between MPC Natural Gas Funding Trust, as Issuer, and The Montana Power Company, as Seller, dated as of December 22, 1998; and (iv) Transition Property Servicing Agreement between MPC Natural Gas Funding Trust, as Issuer, and The Montana Power Company, as Servicer, dated as of December 22, 1998.

1.91 "Gas Transition Bond Claims" shall mean an Allowed Claim by the holder of a Gas Transition Bond.

1.92 "Gas Transition Bond Obligations" shall mean any obligations under any of the following, and related documents: (i) Indenture between MPC Natural Gas Funding Trust, as Issuer, and U.S. Bank National Association, as Trustee, dated as of December 22, 1998; (ii) MPC Natural Gas Funding Trust Trust Agreement among Patrick Corcoran and Ellen Senechal, as Beneficiary Trustees, Wilmington Trust Company, as Issuer Trustee, Delaware Trustee and Independent Trustee, and The Montana Power Company, as Grantor and Owner, dated as of December 11, 1998; (iii) Transition Property Purchase and Sale Agreement between MPC Natural Gas Funding Trust, as Issuer, and The Montana Power Company, as Seller, dated as of December 22, 1998; and (iv) Transition Property Servicing Agreement between MPC Natural Gas Funding Trust, as Issuer, and The Montana Power Company, as Servicer, dated as of December 22, 1998.

1.93 "Gas Transition Indenture" shall mean the Indenture between MPC Natural Gas Funding Trust, as Issuer, and U.S. Bank National Association, as Trustee, dated as of December 22, 1998.

1.94 "General Released Parties" shall have the meaning set forth in Section 10.2 of the Plan.

1.95 "General Unsecured Claim" shall mean any Claim that is not a Administrative Claim, Fee Claim, Priority Tax Claim, Priority Claim, Unsecured Priority Claim, Bank One DIP Financing Claim, CSFB Financing Claim, Secured Claim, Unsecured Note Claim, Unsecured Subordinated Note Claim, Unsecured Convenience Claim, D&O Trust Claim, Other Equity Interest, Securities Claim, Opt-Out Securities Claim or Environmental Claim, but shall specifically include an Allowed QF Claim.

1.96 "Harbert" shall mean Harbert Management Corporation on behalf of itself and Harbert Distressed Investment Master Fund, Ltd. and Alpha Sub Fund VI, LLC.

1.97 "Indemnification Claims" shall mean all obligations relating to contribution, indemnification and exculpation by the Debtor Indemnified Parties as provided in any of: (i) the Debtor's certificate of incorporation as in effect prior to or as of the Confirmation Date; (ii) the Debtor's by-laws as in effect prior to or as of the Confirmation Date; (iii) any written agreement with the Debtor; (iv) similar documents or agreements of or with the Debtor as in effect prior to or as of the Confirmation Date; or (v) the result of the application of state or common law.

1.98 "Indenture Trustee Charging Lien" shall mean any Lien or other priority in payment or right available to an Indenture Trustee pursuant to an Unsecured Note Indenture, an Unsecured Subordinated Note Indenture, the South Dakota Pollution Control Indentures, the Montana Pollution Control indentures the Montana Indenture, the South Dakota Indenture, or the Gas Transition Indenture or otherwise available to an Indenture Trustee under applicable law, for the payment of reasonable fees, costs and expenses, including, without limitation, the reasonable fees and expenses of an Indenture Trustee's professional.

1.99 "Indentures" shall mean the Unsecured Note Indentures, the Unsecured Subordinated Note Indentures, the South Dakota Pollution Control Indentures, the Montana Pollution Control Indentures, the Montana Indenture, the South Dakota Indenture, and the Gas Transition Indenture.

1.100 "Indenture Trustees" shall mean the Unsecured Notes Trustee, the Unsecured Subordinated Notes Trustees, and the trustees under the South Dakota Pollution Control Indentures, the Montana Pollution Control Indentures, the Montana Indenture, South Dakota Indenture, and the Gas Transition Indenture.

1.101 "Indenture Trustees' Fees and Expenses" means the reasonable compensation, fees, costs, expenses and indemnity claims (including, without limitation, reasonable legal fees, costs and expenses) incurred by any of the Indenture Trustees, whether prior to or after the Petition Date.

1.102 "Initial Distribution Date" shall mean, with respect to Allowed Claims in Class 10, the first Business Day which is twenty (20) days (or such longer

period not to exceed sixty (60) days as may be reasonably determined by Reorganized Debtor) after the Effective Date.

1.103 "Injunction Default" shall mean a default under the D&O Trust Channeling Injunction.

1.104 "Insider" shall have the meaning set forth in Section 101(31) of the Bankruptcy Code.

1.105 "Insurance Assignment Agreement" shall mean that certain insurance assignment and funding agreement attached as Exhibit B to this Plan.

1.106 "Insured Claim" shall mean any claim arising from an incident or occurrence that is covered under any applicable insurance policy.

1.107 "Investment Grade" shall mean, when used in respect of a security, that such security has been rated higher than Ba1 and BB+ by Moody's Investors Service, Inc. and Standard & Poor's Rating Group, respectively.

1.108 "Landlord Priority Claim" shall mean a Claim held by a landlord or Person that leased non-residential property to the Debtor, that is entitled to priority under Section 507 of the Bankruptcy Code.

1.109 "Lien" shall have the meaning set forth in Section 101(37) of the Bankruptcy Code; except that a lien that has been avoided in accordance with Sections 544, 545, 546, 547, 548 or 549 of the Bankruptcy Code shall not constitute a lien.

1.110 "McGreevey Litigation" shall mean that certain litigation styled as McGreevey, *et al.* v. The Montana Power Company, *et al.* (Case No. CV 03-01-BU-SEH), a securities class action pending in the United States District Court for the District of Montana before the Honorable Sam E. Haddon.

1.111 "MPSC" shall mean The Montana Department of Public Service Regulation, Montana Public Service Commission, or any successor agency.

1.112 "Milltown Settlement" shall mean that certain settlement agreement among the Debtor, Clark Fork and Blackfoot, LLC and Atlantic Richfield Company.

1.113 "Milltown Stipulation" shall meant that certain stipulation among the Debtor, Clark Fork and Blackfoot, LLC, Atlantic Richfield Company, the United States, the State of Montana and the Confederated Salish and Kootenai Tribes.

1.114 "Montana Consumer Counsel" shall mean the State of Montana Consumer Counsel or any successor thereto.

1.115 "Montana Indenture" shall mean the First Mortgage and Deed of Trust, dated as of October 1, 1945, between the Montana Power Company, as issuer, and Guaranty Trust Company of New York and Arthur E. Burke, as trustees, and any supplements thereto.

1.116 "Montana First Mortgage Bond Claims" shall mean an Allowed Claim by the holder of a Montana First Mortgage Bond.

1.117 "Montana First Mortgage Bonds" shall mean any outstanding bonds issued under the Montana Indenture other than any CSFB Facility Montana First Mortgage Bonds or any Montana Pollution Control Bonds, specifically any of the following:

First Mortgage Bonds, 7% Series due 2005;

First Mortgage Bonds, 7.30% Series due 2006;

First Mortgage Bonds, 8-1/4% Series due 2007;

First Mortgage Bonds, 8.95% Series due 2022;

First Mortgage Bonds, 6.125% Series due 2003;

First Mortgage Bonds, 5.70% due 2003;

Secured Medium-Term Notes due 2008; and

CSFB Facility Montana First Mortgage Bonds.

1.118 "Montana Pollution Control Bonds" shall mean, collectively, the Montana Pollution Control Bond Obligations and any outstanding bonds issued under the Montana Indenture of either of the following two series:

First Mortgage Bonds, 6-1/8% Series due 2023; and

First Mortgage Bonds, 5.90% Series due 2023.

1.119 "Montana Pollution Control Bond Obligations" shall mean any and all obligations under any of the following agreements and indentures:

Indenture of Trust dated as of December 1, 1993 between City of Forsyth, Rosebud County and the First National Bank of Chicago related to the $80,000,000 Pollution Control Revenue Refunding Bonds, Series 1993B;

Loan Agreement dated as of December 1, 1993 between City of Forsyth, Rosebud County and the Montana Power Company, related to the $80,000,000 Pollution Control Revenue Refunding Bonds, Series 1993B

Indenture of Trust dated as of December 1, 1993 between City of Forsyth, Rosebud County and the relevant indenture trustee related to the $90,205,000 Pollution Control Revenue Refunding Bonds, Series 1993A; and

Loan Agreement dated as of December 1, 1993 between City of Forsyth, Rosebud County and the Montana Power Company, related to the $90,205,000 Pollution Control Revenue Refunding Bonds, Series 1993A.

1.120 "Montana Pollution Control Bond Claims" shall mean an Allowed Claim by the holders of a Montana Pollution Control Bond.

The "Montana Pollution Control Indentures" means the following indentures:

The indenture of Trust dated as of December 1, 1993 between City of Forsyth, Rosebud County, and the First National Bank of Chicago related to the $80,000,000 Pollution Control Revenue Refunding Bonds, Series 1993B;

The Indenture of Trust dated as of December 1, 1993 and between City of Forsyth, Rosebud County and the relevant indenture trustee related to the $90,205,000 Pollution Control Revenue Refunding Bonds, Series 1993A

1.121 "Montana Public Utilities Law" means Title 69 of the Montana Code Annotated, Title 38 of the Administrative Rules of Montana, or any rules or regulations promulgated thereunder, as the same may be amended or modified from time to time.

1.122 "Netexit Cases" shall mean those jointly administered chapter 11 cases of the Netexit Debtors, captioned In re Netexit, Inc., et al, Case No. 04-11321 (CGC).

1.123 "Netexit Debtors" shall mean Netexit Inc., ATS Financial Services, Inc., Netexit of California Construction, Inc., Netexit of California, Inc., Netexit of Indiana, Inc., Netexit of Indiana, LLC, Netexit of North America, LLC, Netexit of Tennessee, Inc., Netexit of Pacific Northwest, Inc., Netexit of Oklahoma, Inc., Netexit of New York, Inc., Netexit of Mississippi, Inc., Netexit of Hawaii, Inc., and Eagle a Netexit Company Inc., as debtors and debtors-in-possession in the Netexit Cases.

1.124 "New Board" shall have the meaning set forth in Section 9.1 hereof.

1.125 "New Common Stock" shall mean the shares of authorized common stock of Reorganized Debtor issued pursuant to this Plan.

1.126 "New Incentive Plan" shall mean the incentive plans to be established by the New Board. Such plans may, at the sole discretion of the New Board, provide for the granting of options for or the outright issuance of up to 2,265,957 additional shares of New Common Stock (inclusive of any shares of New Common Stock issued as Special Recognition Grants). Any stock, warrants or options issued in connection with the New Incentive Plan when issued or fully exercised shall dilute New Common Stock issued by the Reorganized Debtor to the holders of Allowed Claims in Class 7, Class 8 and Class 9.

1.127 "NPSC" shall mean the Nebraska Public Service Commission, or any successor thereto.

1.128 "Officers and Directors" shall mean (i) with respect to the Debtor, Reorganized Debtor and their Affiliates all of the officers and directors of such entities, in each case, as determined commencing with the Petition Date and (ii) with respect to all other entities, all present and former officers and directors of such entities.

1.129 "Opt-Out Election" has the meaning set forth in Section 4.14 hereof.

1.130 "Opt-Out Form" means a form approved by the District Court for submission by a holder of a Securities Claim to evidence its exercise of the Opt-Out Election.

1.131 "Opt-Out Securities Claim" means a Securities Claim the holder of which has exercised the Opt-Out Election in compliance with the requirements of the Class Action Settlement Documents.

1.132 "Option 1" has the meaning set forth in Section 4.8(b)(ii) hereof.

1.133 "Option 2" has the meaning set forth in Section 4.8(b)(ii) hereof.

1.134 "Other Secured Claims" shall mean any Secured Claim, exclusive of Priority Claims, Bank One DIP Financing Claims, CSFB Financing Claims and Secured Bondholder Claims.

1.135 "Person" shall mean any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, estate, trust,

unincorporated association or organization, governmental agency or political subdivision thereof, or other entity.

1.136 "Petition Date" shall mean September 14, 2003, the date on which the Debtor filed its voluntary Chapter 11 petition with the Bankruptcy Court pursuant to the Bankruptcy Code.

1.137 "Plan" shall mean this Chapter 11 plan of reorganization, including, without limitation, all exhibits, supplements, appendices and schedules hereto, either in its present form or as the same may be altered, amended or modified from time to time in accordance with the terms hereof or as approved by the Bankruptcy Court.

1.138 "Plan Committee" shall have the meaning set forth in Section 7.9 hereof.

1.139 "Plan Committee By-Laws" shall mean the by-laws of the Plan Committee, which shall be filed with the Bankruptcy Court on or prior to five (5) business days prior to the commencement date of the Confirmation Hearing, or such other date as the Bankruptcy Court may establish.

1.140 "Plan Documents" shall mean the Plan, the Disclosure Statement, all exhibits and schedules attached to the Plan and to the Disclosure Statement, including the D&O Protected Parties Settlement Agreement (including all exhibits, schedules and documents referred to therein or attached thereto or to be entered into thereunder), the D&O Trust Agreement, the TDP, the Insurance Assignment Agreement, the Warrant Agreement and the Registration Rights Agreement.

1.141 "Plan Supplement" shall mean those documents which may be filed pursuant to Section 14.6 hereof.

1.142 "PPL Montana" shall have the meaning set forth in Section 10.5(b) hereof.

1.143 "Priority Claims" shall mean any and all Claims (or portions thereof), if any, entitled to priority under Sections 503(b) and 507(a) of the Bankruptcy Code other than Priority Tax Claims and Administrative Claims.

1.144 "Priority Tax Claim" shall mean any Claim of a governmental unit entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

1.145 "Pro Rata Share" shall mean a proportionate share, so that the ratio of the consideration distributed on account of an Allowed Claim in a Class to the amount of such Allowed Claim is the same as the ratio of the amount of the consideration distributed on account of all Allowed Claims in such Class to the amount of all Allowed Claims in such Class.

1.146 "Professional Fees" shall mean the reasonable fees and expenses of Professionals.

1.147 "Professionals" shall mean those Persons (a) employed by the Debtor or the Creditors' Committee pursuant to an order of the Bankruptcy Court in accordance with Sections 327 or 1103 of the Bankruptcy Code and to be compensated for services pursuant to Sections 327, 328, 329, 330 and 331 of the Bankruptcy Code, or (b) for which compensation and reimbursement has been allowed by the Bankruptcy Court pursuant to Section 503(b)(4) of the Bankruptcy Code.

1.148 "QF Claim" shall mean any Claims related to the qualifying facilities operating pursuant to the Public Utility Regulatory Policies Act of 1978, 16 U.S.C. § 2601, P.L. 95-617 and related regulations and include the following:

(a) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated November 14, 1984 (Barney Creek);

(b) Cogeneration and Small Power Production Power Purchase Agreement dated March 1, 1991 (BGI);

(c) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated October 30, 1987 (Broadwater Dam);

(d) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated October 1, 1984 (Cascade Creek);

(e) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated November 26, 1984 (Jenni Hydro);

(f) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated October 15, 1984 (Montana One-Colstrip);

(g) Power Purchase Agreement dated April 1, 1998 (Mission Creek);

(h) Power Purchase Agreement dated January 1, 1998 (Montana Marginal Energy);

(i) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated November 15, 1984 (Pine Creek);

(j) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated July 1, 1984 (Pony Generating Station);

(k) Power Purchase Agreement dated July 24, 1996 (Ross Creek Hydro);

(l) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated November 16, 1984 (Wisconsin Creek);

(m) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated November 15, 1984 (Strawberry Creek); and

(n) Cogeneration and Small Power Production Long-Term Power Purchase Agreement dated October 31, 1984 (South Dry Creek).

1.149 "QSF" shall mean a "qualified settlement fund" within the meaning of Section 1.468B-1(c) of the Treasury Regulations promulgated under Section 468B of the Internal Revenue Code of 1986, as amended from time to time.

1.150 "QUIPS" shall mean any outstanding 8.45% Cumulative Quarterly Income Preferred Securities, Series A, issued by Montana Power Capital I, a Delaware statutory business trust.

1.151 "QUIPS Claims" shall mean an Allowed Claim by the holder of a QUIPS Note.

1.152 "QUIPS Indenture" shall mean the Indenture, dated as of November 1, 1996, between The Montana Power Company, as issuer, and The Bank of New York, as trustee, as amended or supplemented from time to time.

1.153 "QUIPS Litigation" shall mean that certain adversary proceeding filed in the Chapter 11 Case against the Debtor by Magten Asset Management Corporation and Law Debenture Company of New York, in its capacity as indenture trustee, identified as Adversary Proceeding No. 04-53324 (CGC).

1.154 "QUIPS Notes" shall mean any outstanding 8.45% Junior Subordinated Debentures of the Montana Power Company due 2036, issued under the QUIPS Indenture.

1.155 "Record Date" shall mean the date established in the Confirmation Order for determining the identity of holders of Allowed Claims entitled to Distributions under this Plan. If no Record Date is established in the Confirmation Order, then the Record Date shall be the Confirmation Date.

1.156 "Registration Rights Agreement" shall mean that certain registration rights agreement with certain entities providing for the registration of the New Common Stock, including New Common Stock issuable pursuant to the Warrants.

1.157 "Reinstated" or "Reinstatement" shall mean: (a) leaving unaltered the legal, equitable, and contractual rights to which a Claim entitles the holder of such Claim so as to leave such Claim Unimpaired in accordance with Section 1124 of the

Bankruptcy Code; or (b) notwithstanding any contractual provision or applicable law that entitles the holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in Section 365(b)(2) of the Bankruptcy Code, (ii) reinstating the maturity of such Claim as such maturity existed before such default, (iii) compensating the holder of such Claim for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law, and (iv) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitled the holder of such Claim. Anything to the contrary notwithstanding, the South Dakota First Mortgage Bond Claims, the Montana First Mortgage Bond Claims, the CSFB Facility Montana First Mortgage Bonds, the CSFB Facility South Dakota First Mortgage Bonds, South Dakota Pollution Control Bond Claims, the Gas Transition Bond Obligations and the Montana Pollution Control Bond Claims, and the documents evidencing same, shall remain in full force and effect and not be cancelled, and the Debtor's obligations thereunder, and the obligations of the MPC Natural Gas Funding Trust, shall not be discharged pursuant to the terms of this Plan or otherwise, and the Debtor shall cause and require the MPC Natural Gas Funding Trust to act in accordance therewith.

1.158 "Released Parties" shall mean the Debtor, Reorganized Debtor, Officers and Directors, or any of their former or present employees (excluding persons whose service as Officers or Directors of the Debtor or any Affiliate thereof terminated prior to the Petition Date), advisors, attorneys, financial advisors, accountants and other professionals in their capacities as such, and each of their representatives and agents (including any professionals retained by such persons or entities).

1.159 "Reorganized Debtor" shall mean the Debtor after the Effective Date.

1.160 "Reorganized Debtor Charter" shall mean the certificate of incorporation of Reorganized Debtor attached as Exhibit A to this Plan.

1.161 "Retiree Benefits" shall mean payments to any Person for the purpose of providing or reimbursing payments for retired employees of the Debtor and of any other entities as to which the Debtor is obligated to provide retiree benefits and the eligible spouses and eligible dependents of such retired employees, for medical, surgical, or hospital care benefits, or in the event of death of a retiree under any plan, fund or program (through the purchase of insurance or otherwise) maintained or established by the Debtor prior to the Petition Date, as such plan, fund or program was then in effect or as heretofore or hereafter amended.

1.162 "SEC" shall have the meaning set forth in Section 1.46, D&O Proceedings definition, supra.

1.163 "SEC Inquiry" shall have the meaning set forth in Section 1.46, D&O Proceedings definition, supra.

1.164 "Securities Claims" means any Claim or claim asserted in, arising under or related to the Class Action other than any Claim asserted therein on behalf of any Person that is a defendant in the Class Action and other than any Claim asserted therein on behalf of any Person whose liability in respect of the subject matter of the Class Action will be released pursuant to the Class Action Settlement Documents.

1.165 "Schedules" shall mean, collectively, the schedules of assets and liabilities, the list of holders of interests and the statements of financial affairs filed by the Debtor under Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, as such schedules, lists and statements have been or may be supplemented or amended from time to time.

1.166 "SDPUC" shall mean the South Dakota Public Utilities Commission, or any successor thereto.

1.167 "Secured Bondholder Claims" shall mean an Allowed Claim by the holder of any Secured Bond.

1.168 "Secured Bonds" shall mean any and all of the Gas Transition Bonds, the South Dakota First Mortgage Bonds, the Montana First Mortgage Bonds, CSFB Facility Montana First Mortgage Bonds, CSFB Facility South Dakota First Mortgage Bonds, the Montana Pollution Control Bonds, or the South Dakota Pollution Control Bonds.

1.169 "Secured Claim" shall mean any Claim which is secured by a Lien on Collateral to the extent of the value of such Collateral, as determined in accordance with Section 506(a) of the Bankruptcy Code, or in the event that such Claim is subject to setoff under Section 553 of the Bankruptcy Code, to the extent of such setoff.

1.170 "Setoff" shall mean any right of a Creditor to offset a mutual debt owing by such Creditor and any right of the Debtor to offset a mutual debt owing by such Debtor to a Creditor against a Claim of the Debtor, including, without limitation, such rights under Section 553 of the Bankruptcy Code.

1.171 "South Dakota First Mortgage Bond Claims" shall mean an Allowed Claim by the holder of a South Dakota Mortgage Bond.

1.172 "South Dakota First Mortgage Bonds" shall mean any outstanding bonds issued under the South Dakota Indenture other than any CSFB Facility South Dakota First Mortgage Bonds, specifically any of the following:

First Mortgage Bonds, 7% Series due 2023; and

New Mortgage Bonds, 7.10% Series due 2005.

1.173 "South Dakota Indenture" shall mean the General Mortgage Indenture and Deed of Trust, dated as of August 1, 1993, between Northwestern Public Service Company, as issuer, and The Chase Manhattan Bank, as trustee, and any supplements thereto.

1.174 "South Dakota Pollution Control Bonds" shall mean any outstanding bonds issued under the South Dakota Pollution Control Indentures.

1.175 "South Dakota Pollution Control Bond Claims" shall mean an Allowed Claim by the holder of a South Dakota Pollution Control Bond.

1.176 "South Dakota Pollution Control Bond Obligations" shall mean any obligations under any of the following agreements or indentures:

Sale Agreement, dated as of June 1, 1993, between Mercer County, North Dakota and Northwestern Public Service Company, relating to $7,550,000 Pollution Control Refunding Revenue Bonds Series 1993;

Indenture and Security Agreement, dated as of June 1, 1993, from Northwestern Public Service to Mercer County, North Dakota, relating to $7,550,000 Pollution Control Refunding Revenue Bonds Series 1993;

Loan Agreement, dated as of June 1, 1993, between Grant County, South Dakota and Northwestern Public Service Company, relating to $6,400,000 Pollution Control Refunding Revenue Bonds Series 1993A;

Indenture and Security Agreement, dated as of June 1, 1993, from Northwestern Public Service to Grant County, South Dakota, relating to $6,400,000 Pollution Control Refunding Revenue Bonds Series 1993A;

Loan Agreement, dated as of June 1, 1993, between Grant County, South Dakota and Northwestern Public Service Company, relating to $3,400,000 Pollution Control Refunding Revenue Bonds Series 1993B;

Indenture and Security Agreement, dated as of June 1, 1993, from Northwestern Public Service to Grant County, South Dakota, relating to $3,400,000 Pollution Control Refunding Revenue Bonds Series 1993B;

Loan Agreement, dated as of June 1, 1993, between City of Salix, Iowa and Northwestern Public Service Company, relating to $4,000,000 Pollution Control Refunding Revenue Bonds Series 1993; and

Indenture and Security Agreement, dated as of June 1, 1993, from Northwestern Public Service to City of Salix, Iowa, relating to $4,000,000 Pollution Control Refunding Revenue Bonds Series 1993.

1.177 "South Dakota Pollution Control Indentures" means the following indentures:

Indenture of Trust, dated as of June 1, 1993, between Grant County, South Dakota, as issuer, and Wells Fargo Bank Minnesota, National Association, as trustee (Series A);

Indenture of Trust, dated as of June 1, 1993, between Grant County, South Dakota, as issuer, and Wells Fargo Bank Minnesota, National Association, as trustee (Series B);

Indenture of Trust, dated as of June 1, 1993, between Mercer County, North Dakota, as issuer, and Wells Fargo Bank Minnesota, National Association, as trustee; and

Indenture of Trust, dated as of June 1, 1993, between the City of Salix, Iowa, as issuer, and Wells Fargo Bank Minnesota, National Association, as trustee.

1.178 "South Dakota Public Utilities Law" means the provisions of Chapter 49-34A of the South Dakota Codified Laws, and any rules and regulations promulgated in connection therewith, and as the same may be amended or modified from time to time, including any order previously issued by the South Dakota Public Utilities Commission.

1.179 "Special Recognition Grants" shall have the meaning set forth in Section 9.3(b) hereof.

1.180 "Stipulation of Settlement" shall mean that certain stipulation of settlement to be entered in the Class Action.

1.181 "Subordinated Claim" shall mean any Claim: (a) payment of which is subordinated in right of treatment or payment to other Claims under an agreement enforceable under applicable non-bankruptcy law, but only to the extent provided in such agreement; (b) for reimbursement or contribution of a Person that is

liable with the Debtor on another Creditor's Allowed Claim unless and until such Claim is paid in full; or (c) subordinated in right of treatment or payment pursuant to Sections 509(c) or 510 of the Bankruptcy Code.

1.182 "Subsequent Distribution Date" shall mean each six (6) month anniversary of the Effective Date.

1.183 "Surplus Distributions" shall mean the Distributions created pursuant to Section 7.7 of this Plan.

1.184 "TAC" shall mean the Trust Advisory Committee established pursuant to Article 5 of the D&O Trust Agreement.

1.185 "TA Debtors" shall mean the debtors and debtors-in-possession in the jointly administered bankruptcy cases of Touch America Holdings, Inc, *et al.*

1.186 "TDP" or "D&O Trust Distribution Procedures" shall mean that certain trust distribution procedures attached as Exhibit F to this Plan.

1.187 "Tax Claim" shall mean an Allowed Claim for an amount entitled to priority under Section 507(a)(8) of the Bankruptcy Code.

1.188 "TOPrS Indenture" shall mean the Subordinated Debt Securities Indenture, dated as of August 1, 1995, between Northwestern Public Service Company, as issuer, and The Chase Manhattan Bank, as trustee, as amended or supplemented from time to time.

1.189 "TOPrS Notes" shall mean any outstanding Subordinated Debentures issued pursuant to the TOPrS Indenture, specifically any of the following:

> 8.125% Junior Subordinated Deferrable Interest Debentures due 2025, issued pursuant to a First Supplemental Indenture, dated as of August 1, 1995;
>
> 7.20% Junior Subordinated Deferrable Interest Debentures due 2038, issued pursuant to a Second Supplemental Indenture, dated as of November 15, 1995;
>
> 8.25% Junior Subordinated Deferrable Interest Debentures due 2031, issued pursuant to a Third Supplemental Indenture, dated as of December 21, 2001; and
>
> 8.10% Junior Subordinated Deferrable Interest Debentures due 2032, issued pursuant to a Fourth Supplemental Indenture, dated as of January 31, 2002.

1.190 "Tort Claim" shall mean any Claim relating to personal injury, property damage or products liability or other similar Claim asserted against the Debtor, its subsidiaries and/or Affiliates that has not been compromised and settled or otherwise resolved. Tort Claims include Claims arising from or related to products or services provided by the Debtor, its subsidiaries and/or Affiliates or their predecessors prior to the Petition Date regardless of when the accident or injury occurs.

1.191 "Trust Expenses" shall mean the expenses incurred by the D&O Trust as contemplated by the D&O Trust Agreement.

1.192 "Trust Originated Preferred Securities (TOPrS) Claims" shall mean an Allowed Claim by the holder of a TOPrS Note.

1.193 "Trustee" shall mean any Person appointed by the Bankruptcy Court pursuant to Section 6.2 of this Plan and pursuant to the D&O Trust Agreement.

1.194 "Unclaimed Property" shall mean any Distribution of Cash or any other property made to the holder of an Allowed Claim pursuant to this Plan that: (a) is returned to Reorganized Debtor as undeliverable and no appropriate forwarding address is received within the later of (x) one (1) year after the Effective Date and (y) one (1) year after Distribution is made to such holder; or (b) in the case of a Distribution made in the form of a check, is not negotiated and no request for reissuance is made by the holder of such Allowed Claim.

1.195 "Unsecured Claim" shall mean a Claim for which no property of any kind of the Debtor's Estate serves as security or Collateral other than Claims with respect to Unsecured Note Claims, Trust Originated Preferred Securities (TOPrS) Claims and QUIPS Claims.

1.196 "Unsecured Insider Claims" shall mean Unsecured Claims held by Insiders.

1.197 "Unsecured Note Claims" shall mean an Allowed Claim by the holder of an Unsecured Note.

1.198 "Unsecured Note Indentures" shall mean:

(a) the Indenture, dated as of November 1, 1998, between the Debtor, as issuer, and The Chase Manhattan Bank, as trustee, and any supplements thereto (the "1998 Indenture"); and

(b) the Indenture, dated as of December 1, 1989, between The Montana Power Company, as issuer, and Citibank, N.A., as trustee, and any supplements thereto (the "1989 Indenture").

1.199 "Unsecured Note Trustee" shall mean HSBC Bank USA, or any successor thereto (whether under the 1998 Indenture or the 1989 Indenture), in such Person's capacity as indenture trustee under such Unsecured Note Indenture.

1.200 "Unsecured Notes" shall mean any outstanding notes issued under:

(a) the Indenture, dated as of November 1, 1998, between the Debtor, as issuer, and The Chase Manhattan Bank, as trustee, and any supplements thereto, specifically any of the following:

6.95% Senior Unsecured Debentures due 2028;

7.875% Senior Notes due 2007; and

8.75% Senior Notes due 2012; and

(b) the Indenture, dated as of December 1, 1989, between The Montana Power Company, as issuer, and Citibank, N.A., as trustee, and any supplements thereto, specifically any of the following:

7.07% Unsecured Medium-Term Notes due 2006;

7.875% Unsecured Medium-Term Notes due 2026; and

7.96% Unsecured Medium-Term Notes due 2026.

1.201 "Unsecured Priority Claims" shall mean Unsecured Claims entitled to priority status pursuant to Section 507 of the Bankruptcy Code.

1.202 "Unsecured Subordinated Note Claims" shall mean an Allowed Claim by the holder of an Unsecured Subordinated Note.

1.203 "Unsecured Subordinated Note Indentures" shall mean the QUIPS Indenture and the TOPrS Indenture.

1.204 "Unsecured Subordinated Note Trustees" shall mean:

(a) with respect to the QUIPS Indenture, Law Debenture Trust Company of New York; and

(b) with respect to the TOPrS Indenture, Wilmington Trust,

in either case, or any successor thereto, in such Person's capacity as indenture trustee under such Unsecured Subordinated Note Indenture.

1.205 "Unsecured Subordinated Notes" shall mean the QUIPS Notes and the TOPrS Notes.

1.206 "Warrant Agreement" shall have the meaning set forth in Section 4.7(c) hereof.

1.207 "Warrants" shall have the meaning set forth in Section 4.7(c) hereof.

1.208 "Wilmington Trust" shall mean Wilmington Trust Company in its capacity as Indenture Trustee with respect to the TOPrS Notes.

ARTICLE II

TREATMENT OF ALLOWED ADMINISTRATIVE CLAIMS AND ALLOWED PRIORITY TAX CLAIMS

2.1 Non-Classification. As provided in Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims against the Debtor are not classified for the purposes of voting on or receiving Distributions under this Plan. All such Claims are instead treated separately upon the terms set forth in this Article II.

2.2 Administrative Claims.

(a) In General. All Administrative Claims shall be paid in full, in Cash, in such amounts as (a) are actual and necessary costs and expenses incurred after the Petition Date in the ordinary course of the Debtor's business when and as such Claims become due and owing or (b) are Allowed by the Bankruptcy Court upon the later of (i) the Effective Date, (ii) the date upon which there is a Final Order allowing such Claim as an Administrative Claim, or (iii) any other date specified in such order, or as may be agreed upon between the holder of such Administrative Claim and the Debtor. Such Administrative Claims shall include all obligations owing to the DIP Lenders arising under the DIP Loan Documents and the DIP Financing Order (including, without limitation, the payment of all fees and expenses required thereunder), costs incurred in the operation of the Debtor's businesses after the Petition Date, the reasonable fees and expenses of Professionals retained by the Debtor and the Creditors' Committee, and the fees due to the United States Trustee pursuant to 28 U.S.C. § 1930.

(b) Professional Compensation and Expense Reimbursement Claims. Except as otherwise provided here, all Persons seeking an award by the Bankruptcy Court of Professional Fees, or of compensation for services rendered to the Debtor or a Committee or reimbursement of expenses incurred through and including the Effective Date under Sections 503(b)(2), 503(b)(3), 503(b)(4) or 503(b)(5) of the Bankruptcy

Code, (a) shall file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Effective Date within thirty (30) days after the Effective Date, and (b) if granted such an award by the Bankruptcy Court, shall be paid in full in such amounts as are Allowed by the Bankruptcy Court (i) on the later of the Effective Date or the date such Administrative Claim becomes an Allowed Administrative Claim, or as soon thereafter as is practicable, (ii) upon such other terms as may be mutually agreed upon between such holder of an Allowed Administrative Claim and the Debtor or, on and after the Effective Date, Reorganized Debtor, or (iii) in accordance with the terms of any applicable administrative procedures order entered by the Bankruptcy Court. Parties-in-interest shall have thirty (30) days after the filing of a final fee application to object to such fee application. All Professional Fees for services rendered in connection with the Chapter 11 Case and this Plan after the Effective Date, including, without limitation, those relating to the occurrence of the Effective Date, the prosecution of Causes of Action preserved hereunder and the resolution of Disputed Claims, shall be paid by Reorganized Debtor upon receipt of an invoice therefor, or on such other terms as Reorganized Debtor may agree to, without the need for further Bankruptcy Court authorization or entry of a Final Order. If Reorganized Debtor and any Professional cannot agree on the amount of post-Effective Date fees and expenses to be paid to such Professional, such amount shall be determined by the Bankruptcy Court.

(c) Claims of DIP Lenders. On the Effective Date, all outstanding obligations of the Debtor to the DIP Lenders pursuant to the DIP Loan Documents, if any, shall be fully and finally satisfied in accordance with the terms of the DIP Loan Documents, the DIP Financing Order, and this Plan.

(d) U.S. Trustee's Claims. U.S. Trustee Claims that are unpaid as of the Effective Date will be paid in cash on the Effective Date.

2.3 Priority Tax Claims. Allowed Priority Tax Claims shall be paid in full, in cash, upon the later of: (a) the Effective Date; (b) the date upon which there is a Final Order allowing such Claim as an Allowed Priority Tax Claim; (c) the date that such Allowed Priority Tax Claim would have been due if the Chapter 11 Case had not been commenced; or (d) upon such other terms as may be agreed to between the Debtor and any holder of an Allowed Priority Tax Claim; provided, however, that the Debtor may, at its option, in lieu of payment in full of Allowed Priority Tax Claims on the Effective Date, make cash payments respecting Allowed Priority Tax Claims deferred to the extent permitted by Section 1129(a)(9) of the Bankruptcy Code and, in such event, the principal amount of such Allowed Priority Tax Claims shall be amortized in equal annual installments over six (6) years from the Effective Date and interest shall accrue from the Effective Date on the unpaid portion of such Allowed Priority Tax Claim at: (x) any applicable statutory rate; (y) the rate applicable to federal judgments pursuant to 28 U.S.C. § 1961; or (z) a rate to be agreed to by the Debtor (or Reorganized Debtor, as the

case may be) and the appropriate governmental unit or, if they are unable to agree, as determined by the Bankruptcy Court.

ARTICLE III

CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

Claims (other than Allowed Administrative Claims and Allowed Priority Tax Claims) and Equity Interests are classified for all purposes, including voting on, confirmation of and distribution pursuant to this Plan, as follows:

Class		Status
Class 1 - -	Priority Claims	Unimpaired
Class 2 - -	Unsecured Priority Claims	Unimpaired
Class 3 - -	Bank One DIP Financing Claims	Unimpaired
Class 4 - -	CSFB Financing Claims	Unimpaired
Class 5 - -	Secured Bondholder Claims	Unimpaired
Class 6 - -	Other Secured Claims	Unimpaired
Class 7 - -	Unsecured Note Claims	Impaired
Class 8 - -	Unsecured Subordinated Note Claims	Impaired
	Class 8 (a) - Unsecured Subordinated Note Claims Represented by TOPrS Notes	Impaired
	Class 8 (b) - Unsecured Subordinated Note Claims Represented by QUIPS Notes	Impaired
Class 9 - -	General Unsecured Claims	Impaired
Class 10 - -	Unsecured Convenience Claims of $20,000 or Less	Unimpaired
Class 11 - -	Environmental Claims	Unimpaired
Class 12 - -	D&O Trust Claims	Impaired
Class 13 - -	Other Equity Interests	Impaired
Class 14 - -	Securities Claims	Unimpaired
Class 15 - -	Opt-Out Securities Claims	Impaired

ARTICLE IV

TREATMENT OF CLAIMS AND EQUITY INTERESTS

4.1 CLASS 1 – PRIORITY CLAIMS

(a) Impairment and Voting. Class 1 is unimpaired by this Plan. Consequently, each holder of an Allowed Priority Claim is conclusively presumed to have accepted this Plan and is not entitled to vote to accept or reject this Plan.

(b) Distributions. Each holder of an Allowed Priority Claim shall receive, in full satisfaction, settlement, release and discharge thereof, Cash in an amount equal to such Allowed Priority Claim on the later of: (i) the Effective Date; and (ii) the date upon which there is a Final Order allowing such Claim as an Allowed Priority Claim or any other date specified in such Final Order, or as soon thereafter as is practicable, unless the holder of an Allowed Priority Claim and the Debtor or Reorganized Debtor, as the case may be, agree to a different treatment thereof.

4.2 CLASS 2 – UNSECURED PRIORITY CLAIMS

(a) Impairment and Voting. Class 2 is unimpaired by this Plan. Consequently, each holder of an Allowed Unsecured Priority Claim is conclusively presumed to have accepted this Plan and is not entitled to vote to accept or reject this Plan.

(b) Distributions. Each holder of an Allowed Unsecured Priority Claim shall receive, in full satisfaction, settlement, release and discharge thereof, Cash in an amount equal to such Allowed Unsecured Priority Claim on the later of: (i) the Effective Date; and (ii) the date that is ten (10) Business Days after the date upon which there is a Final Order allowing such Claim as an Allowed Unsecured Priority Claim or any other date specified in such Final Order, or as soon thereafter as is practicable, unless the holder of an Allowed Unsecured Priority Claim and the Debtor or Reorganized Debtor, as the case may be, agree to a different treatment thereof.

4.3 CLASS 3 – BANK ONE DIP FINANCING CLAIMS

(a) Impairment and Voting. Class 3 is unimpaired by this Plan. Consequently, each holder of an Allowed Bank One DIP Financing Claim is conclusively presumed to have accepted this Plan and is not entitled to vote to accept or reject this Plan.

(b) Distributions. Each holder of an Allowed Bank One DIP Financing Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge thereof, the amount of such Allowed Claim pursuant to the DIP Financing Order and the DIP Loan Documents on the Effective Date, unless the holder of the

Allowed Bank One DIP Financing Claim and the Debtor or Reorganized Debtor, as the case may be, agree to a different treatment thereof.

4.4 CLASS 4 – CSFB FINANCING CLAIMS

(a) Impairment and Voting. Class 4 is unimpaired by this Plan. Consequently, each holder of an Allowed CSFB Financing Claim is conclusively presumed to have accepted this Plan and is not entitled to vote to accept or reject this Plan.

(b) Distributions. Each holder of an Allowed CSFB Financing Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge thereof, full Reinstatement of such Allowed Claim pursuant to the CSFB Order and the CSFB Financing Documents.

4.5 CLASS 5 – SECURED BONDHOLDER CLAIMS

(a) Impairment and Voting. Class 5 is unimpaired by this Plan. Consequently, each holder of an Allowed Secured Bondholder Claim is conclusively presumed to have accepted this Plan and is not entitled to vote to accept or reject this Plan.

(b) Distributions. Each holder of an Allowed Secured Bondholder Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge thereof, full Reinstatement of such Allowed Claim.

4.6 CLASS 6 – OTHER SECURED CLAIMS

(a) Impairment and Voting. Class 6 is unimpaired by this Plan. Consequently, each holder of an Allowed Other Secured Claim is conclusively presumed to have accepted this Plan and is not entitled to vote to accept or reject this Plan.

(b) Distributions. Each holder of an Allowed Other Secured Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge thereof, full Reinstatement of such Allowed Claim.

4.7 CLASS 7 – UNSECURED NOTE CLAIMS

(a) Impairment and Voting. Class 7 is impaired by this Plan and holders of Allowed Unsecured Note Claims are entitled to vote to accept or reject this Plan.

(b) Allowance of Unsecured Note Claims. On the Effective Date, the Unsecured Note Claims shall be deemed Allowed in the aggregate amount of

$898,264,683, which includes accrued and unpaid interest on the Unsecured Note Claims relating to the period up to but not including the Petition Date.

(c) Distributions and Effects Thereof. On the Effective Date the Unsecured Notes shall be automatically cancelled, annulled and extinguished.[1] On the Effective Date, or as soon thereafter as practicable, each holder of an Unsecured Note Claim, along with holders of Allowed Class 9 General Unsecured Claims which do not choose to be an Allowed Convenience Claim, shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim its Pro Rata Share of: (i) 32,660,000 shares of New Common Stock (such 32,660,000 shares representing 92% of the New Common Stock to be issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the warrants to purchase additional shares of New Common Stock allocated to the Class 8(a) and Class 8(b) holders described below (the "Warrants" and the agreement pursuant to which such Warrants are to be issued, the "Warrant Agreement")); plus (ii) the 505,591 shares of New Common Stock allocated to Class 8(b) if Class 8(b) as a class rejects the Plan. The New Common Stock issued pursuant to this Section 4.7(c) shall be subject to dilution by shares of New Common Stock issued and distributed in accordance with exercise of the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter, as may be amended from time to time.

(d) Cancellation of Unsecured Notes and Related Instruments. As of the Effective Date, (i) all Unsecured Notes, shall be cancelled and deemed null and void and of no further force and effect, and (ii) all obligations of any Person under the Unsecured Notes, the Unsecured Note Indentures and all other agreements, instruments and documents evidencing the Unsecured Notes and the rights of the holders thereof, shall be automatically cancelled and deemed null and void and of no further force and effect (all without further act or action by any Person), except that such Unsecured Notes Indentures and other agreements that govern the rights of holders of the Unsecured Notes shall continue in effect solely for the purposes of allowing the Indenture Trustee, agent or servicer thereunder to make the distributions to be made on account of such Claims under the Plan, as provided herein, and allowing such Indenture Trustee, agent or servicer to enforce its Indenture Trustee Charging Lien, as more particularly described in Section 5.18 hereof. Without limiting the foregoing, each holder of an Unsecured Note Claim shall be deemed to consent to the cancellation and release of any guarantee, instrument, agreement or other documents respecting payment of the Unsecured Notes and the release of any and all Claims it may have with respect to any property or assets of the Debtor and/or Reorganized Debtor.

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[1] Any securities held by the Debtor for Unsecured Note Claims, Class 7, shall be cancelled, annulled, and extinguished. The Debtor will not share in any Distributions on account of such holdings.

4.8 CLASS 8 – UNSECURED SUBORDINATED NOTE CLAIMS

(a) Impairment and Voting. Class 8(a) is comprised of holders of Allowed Unsecured Subordinated Note Claims represented by the TOPrS Notes and is impaired by this Plan. Holders of Allowed Unsecured Subordinated Note Claims represented by the TOPrS Notes are entitled to vote to accept or reject this Plan.

(i) Allowance of Unsecured Subordinated Note Claims. On the Effective Date, the Unsecured Subordinated Note Claims represented by the TOPrS Notes shall be deemed Allowed in the aggregate amount of $321,069,399, which includes accrued and unpaid interest on the TOPrS Notes relating to the period up to but not including the Petition Date.

(ii) Distributions and the Effects Thereof. On the Effective Date the Unsecured Subordinated Notes represented by the TOPrS Notes shall be automatically cancelled, annulled and extinguished.[2] On the Effective Date, or as soon thereafter as practicable, each holder of an Unsecured Subordinated Note Claim represented by the TOPrS Notes shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim a Pro Rata Share of: (i) 2,334,409 shares of New Common Stock (such 2,334,409 shares representing 6.6% of the New Common Stock to be issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the Warrants); plus (ii) Warrants exercisable for an additional 10.7% of New Common Stock. The New Common Stock issued pursuant to this Section 4.8(a)(ii) of this Plan shall be subject to dilution by shares of New Common Stock issued and distributed in accordance with exercise of the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter as the same may be amended from time to time. The Warrants to be issued pursuant to this Section 4.8(a)(ii) shall be exercised no later than three years following the Effective Date and shall have such terms and conditions as more particularly set forth on Schedule 4.8 to this Plan.

(iii) Cancellation of Unsecured Subordinated Notes and Related Instruments. As of the Effective Date, (i) all Unsecured

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[2] Any securities held by the Debtor for Unsecured Subordinated Note Claims in Class 8(a) shall be cancelled, annulled, and extinguished. The Debtor will not share in any Distributions on account of such holdings.

Subordinated Notes represented by the TOPrS Notes shall be cancelled and deemed null and void and of no further force and effect, and (ii) all obligations of any Person under or in respect of the Unsecured Subordinated Notes represented by the TOPrS Notes, the Unsecured Subordinated Note Indentures and all other agreements, instruments and documents evidencing the Unsecured Subordinated Notes represented by the TOPrS Notes and the rights of the holders thereof, including, but not limited to, any related Claims and Causes of Action, including, but not limited to, fraudulent transfer claims against the Debtor, shall be cancelled and deemed null and void and of no further force and effect (all without further act or action by any Person), except that such Unsecured Subordinated Notes Indentures and other agreements that govern the rights of the holders of the Unsecured Subordinated Notes represented by the TOPrS Notes shall continue in effect solely for the purposes of allowing the indenture trustee, agent or servicer thereunder to make the distributions to be made on account of such Claims under the Second Amended Plan, as described herein, and allowing such indenture trustee to enforce its Indenture Trustee Charging Lien, as more particularly described in Section 5.18 of the Second Amended Plan. Without limiting the foregoing, each holder of an Unsecured Subordinated Note Claim shall be deemed to consent to the cancellation and release of any guarantee, instrument, agreement or other documents respecting payment of the Unsecured Subordinated Notes represented by TOPrS Notes and the release of any and all Claims it may have with respect to any property or assets of the Debtor and/or Reorganized Debtor.

(b) Impairment and Voting. Class 8(b) is comprised of holders of Allowed Unsecured Subordinated Note Claims represented by the QUIPS Notes and is impaired by this Plan. Holders of Allowed Unsecured Subordinated Note Claims represented by the QUIPS Notes are entitled to vote to accept or reject this Plan.

(i) Allowance of Unsecured Subordinated Note Claims. Unless the Debtor or another party-in-interest either objects or specifically reserves the right to object to claims of a holder of Unsecured Subordinated Note Claims represented by the QUIPS Notes, then on the Effective Date, the Unsecured Subordinated Note Claims represented by the QUIPS Notes shall be deemed Allowed in the aggregate amount of $69,537,873, which includes accrued and unpaid interest on the QUIPS Notes relating to the period up to but not including the Petition Date. The Debtor specifically reserves the right to object to all the claims and recoveries of Magten Asset

Management Corporation, as a holder of Claims and Causes of Action pursuant to the QUIPS Notes.

(ii) Distributions and the Effects Thereof. On the Effective Date, or as soon thereafter as practicable,[3] each holder of an Unsecured Subordinated Note Claim represented by the QUIPS Notes and related Claims and Causes of Action who accepts or rejects the Plan may opt to receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim either, but not both:

(1) a Pro Rata Share of 505,591 shares of New Common Stock (such 505,591 shares representing 1.4% of the New Common Stock to be issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the Warrants), plus Warrants exercisable for an additional 2.3% of New Common Stock (collectively, "Option 1"); or

(2) a Pro Rata Share of recoveries, if any, upon resolution of the QUIPS Litigation ("Option 2").

If a holder of a Class 8(b) Unsecured Subordinated Note claim votes to accept or reject the Plan and chooses Option 1 then: (i) such holder will receive its Pro Rata Share of the Distribution provided for under Option 1; and (ii) such Distribution will be in lieu of and release of any claims and rights the holder may have with respect to the QUIPS Litigation. If a holder of a Class 8(b) Unsecured Subordinated Note Claim votes to accept or reject the Plan and chooses Option 2, then: (i) such holder's claims shall be treated as a Class 9 General Unsecured Claim, subject to estimation and reserves for Disputed Claims as provided for by Section 7.5 of the Plan, with Distributions to holders of Class 8(b) Unsecured Subordinated Note Claims which choose Option 2 being made, if at all, only upon entry of a Final Order resolving the QUIPS Litigation (unless otherwise agreed to by the Debtor and the Committee); and (ii) any New Common Stock which otherwise would have been distributable to such holder if such holder had chosen Option 1, shall be distributed, pro rata to Class 7 and Class 9, and the Warrants which otherwise would have been distributable

[3] Any securities held by the Debtor for Unsecured Subordinated Note Claims in Class 8(b) shall be cancelled, annulled, and extinguished. The Debtor will not share in any Distributions on account of such holdings.

will be canceled. If a holder of a Class 8(b) Unsecured Subordinated Note Claim votes to accept the Plan and does not designate its choice of Option 1 or Option 2, or designates both Option 1 and Option 2, such holder shall be deemed to have chosen Option 1 and its receipt of its Pro Rata Share of the Distribution provided for under Option 1 will be in lieu of and release of any claims and rights to recoveries such holder may have with respect to the QUIPS Litigation.

If a holder of a Class 8(b) Unsecured Subordinated Note Claim does not vote either to accept or reject the Plan but Class 8(b), as a Class, votes to accept the Plan, then such non-voting holder shall be deemed to have chose Option 1 and its receipt of its Pro Rata Share of the Distribution provided by Option 1 will be in lieu of and release of any claims and rights to recoveries such holder may have with respect to the QUIPS Litigation. If a holder of a Class 8(b) Unsecured Subordinated Note Claim does not vote either to accept or reject the Plan but Class 8(b), as a Class, votes to reject the Plan then: (i) such non-voting holder shall be deemed to have chosen Option 2, with Distributions to such holder being made, if at all, only upon entry of a Final Order resolving the QUIPS Litigation (unless otherwise agreed to by the Debtor and the Committee); and (ii) any New Common Stock which otherwise would have been distributable to such holder if such holder had accepted the Plan and chosen Option 1, shall be distributed pro rata to Class 7 and Class 9, and the Warrants which otherwise would have been distributable will be canceled.

The New Common Stock issued pursuant to this Section 4.8 of this Plan shall be subject to dilution by shares of New Common Stock issued and distributed in accordance with exercise of the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter as the same may be amended from time to time. The Warrants to be issued pursuant to this Section 4.8 shall be exercised, if at all, no later than three years following the Effective Date and shall have such terms and conditions as more particularly set forth on Schedule 4.8 to this Plan.

(iii) Cancellation of Unsecured Subordinated Notes and Related Instruments. As of the Effective Date, (i) all Unsecured Subordinated Notes represented by the QUIPS Notes shall be cancelled and deemed null and void and of no further force and effect, and (ii) all obligations of any Person under or in respect of

the Unsecured Subordinated Notes represented by the QUIPS Notes, the Unsecured Subordinated Note Indentures and all other agreements, instruments and documents evidencing the Unsecured Subordinated Notes represented by the QUIPS Notes and the rights of the holders thereof, including, but not limited to, any related Claims and Causes of Action, including, but not limited to, the QUIPS Litigation against the Debtor (at least with respect to those holders of Unsecured Subordinated Notes represented by the QUIPS Notes that have chosen or are deemed to have chosen Option 1), shall be cancelled and deemed null and void and of no further force and effect (all without further act or action by any Person), except that such Unsecured Subordinated Notes Indentures and other agreements that govern the rights of the holders of the Unsecured Subordinated Notes represented by the QUIPS Notes shall continue in effect solely for the purposes of allowing the indenture trustee, agent or servicer thereunder to make the distributions to be made on account of such Claims under the Second Amended Plan, as described herein, and allowing such indenture trustee to enforce its Indenture Trustee Charging Lien, as more particularly described in Section 5.18 of the Second Amended Plan. Without limiting the foregoing, each holder of an Unsecured Subordinated Note Claim shall be deemed to consent to the cancellation and release of any guarantee, instrument, agreement or other documents respecting payment of the Unsecured Subordinated Notes represented by the QUIPS Notes and the release of any and all Claims it may have with respect to any property or assets of the Debtor and/or Reorganized Debtor.

4.9 **CLASS 9 –GENERAL UNSECURED CLAIMS**

(a) Impairment and Voting. Class 9 is impaired by this Plan and holders of Allowed General Unsecured Claims are entitled to vote to accept or reject this Plan. Insiders are entitled to vote on the Debtor's Plan; provided, however, pursuant to Section 1129(a)(10) of the Bankruptcy Code, if a class of claims is impaired under the Plan, in order to determine if at least one class of claims that is impaired under the Plan has accepted the Plan, such determination shall be made without including any acceptances of the Plan by any Insiders.

(b) Allowance of General Unsecured Claims. On the Effective Date, the holders of Allowed General Unsecured Claims shall be deemed, at their election, eligible to participate in Distributions, as described in Sections 4.9(c) and/or 4.10 up to the amount of the Allowed Claim.

(c) Distributions. On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed General Unsecured Claim which does not choose to be an Allowed Convenience Claim, along with holders of Class 7 Unsecured Note Claims, shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim its Pro Rata Share of: (i) 32,660,000 shares of New Common Stock (such 32,660,000 shares representing 92% of the New Common Stock issued and outstanding on the Effective Date prior to any dilution resulting from shares of New Common Stock issued pursuant to the New Incentive Plan and exercise of the Warrants), plus (ii) the 505,591 shares of New Common Stock allocated to Class 8(b) if Class 8(b), as a class, votes to reject the Plan. The New Common Stock issued pursuant to this Section 4.9(c) shall be subject to dilution by shares of New Common Stock issued and distributed in accordance with exercise of, the Warrants, the New Incentive Plan and such other shares as may be authorized and issued pursuant to the Reorganized Debtor Charter as the same may be amended from time to time.

(d) Classification of Insider Claims. Insider claims included in Class 9 – General Unsecured Claims include, but are not limited to, claims related to the rejection of certain non-qualified plans and claims related to employment and separation of Insiders by the Debtor.[4] To the extent that Insiders have claims for indemnification, advancements, and/or legal fees and expenses related to the Class Action and D&O Proceedings, such claims shall be channeled to and included in Class 12 – D&O Trust Claims.

4.10 CLASS 10 - UNSECURED CONVENIENCE CLAIMS OF $20,000 OR LESS

(a) Impairment and Voting. Class 10 is unimpaired by this Plan. Consequently, each holder of an Allowed Convenience Claim is conclusively presumed to have accepted this Plan and is not entitled to vote to accept or reject this Plan.

(b) Distributions. Each holder of an Allowed Convenience Claim shall receive in full satisfaction, settlement, release extinguishment and discharge of such Claim, one of the following forms of treatment:

(i) Cash equal to the amount of the Allowed Convenience Claim up to $20,000, on or as soon as practicable after the later of (1) the Effective Date and (2) the date that is ten (10) Business Days after a Class 2 Unsecured Priority Claim becomes an Allowed Convenience Claim by a Final Order; or

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[4] The Debtor intends to object to the allowance of a number of Insider claims, including, but not necessarily limited to the claims of Cornerstone Propane, L.P., Cornerstone Propane Partners LP, John Charters, Richard Hylland, Merle Lewis, and Daniel K. Newell. Richard Hylland filed a claim in the amount of $30.4 million in connection with his employment with the Debtor and benefits under the Debtor's non-qualified benefit plans. The Debtor intends to object to Mr. Hylland's claim.

(ii) Such other treatment as the Debtor and such holder shall have agreed upon in writing.

(c) Effect of Convenience Class Election. Holders of Allowed General Unsecured Claims of up to $20,000 or less in Class 9, may elect to participate in Class 10 up to $20,000 by voting to accept this Plan and marking the Ballot in the space provided. Holders of Allowed General Unsecured Claims in excess of $20,000 may elect to reduce the amount of such holder's Allowed Claim to $20,000 and participate in Distributions to be paid to holders of Class 10 Convenience Claims. Such an election constitutes a waiver of the amount of such holder's Allowed General Unsecured Claim in excess of $20,000, and such holder shall be deemed to release the Debtor and Reorganized Debtor from any and all liability for such excess amount.

4.11 CLASS 11 - ENVIRONMENTAL CLAIMS

(a) Impairment and Voting. Class 11 is not impaired under this Plan and holders of Allowed Environmental Claims are not entitled to vote to accept or reject this Plan.

(b) Distributions. All of the Debtor's federal, state and local environmental and regulatory obligations including all Environmental Claims, shall be unaffected by the Plan and shall become obligations of the Reorganized Debtor and its Affiliates except as specifically provided for herein. Holders of an Allowed Environmental Claim shall receive in full satisfaction and settlement thereof full Reinstatement of such Allowed Environmental Claim; provided however, that Claims related to the Milltown Settlement and Stipulation shall be treated as provided for in the Milltown Settlement, Milltown Stipulation, the final consent decree and FERC order related to Milltown Dam.

Claims related to the Milltown Settlement and the Milltown Stipulation shall be treated in accordance with the Milltown Settlement, Milltown Stipulation and any consent decree entered by a court relating to the Milltown Dam site. Assuming that the Debtor's Plan is confirmed and the Effective Date occurs before a consent decree is entered or becomes fully effective, and if such consent decree is subsequently not entered or does not become fully effective, then all of the United States, the State of Montana, and the Confederated Salish and Kootenai Tribes, and Atlantic Richfield Company's rights, claims, arguments and objections with respect to matters within the scope of the Milltown Settlement and Milltown Stipulation shall be preserved until the consent decree is entered and effective. In the event that (a) the consent decree is not entered after it is lodged with the court, (b) the consent decree does not become fully effective pursuant to the conditions in the consent decree, or (c) after entry of the consent decree, the consent decree is overturned on appeal and subsequent negotiations are required, and any of the parties to the Milltown Stipulation assert that the negotiations have irretrievably broken down, then the Milltown Settlement shall be deemed void *ab*

initio, and all funds in the escrow account shall continue to be held in trust in the escrow account pending further order of the Bankruptcy Court.

4.12 **CLASS 12 - D&O TRUST CLAIMS**

(a) Impairment and Voting. Class 12 is impaired under this Plan and holders of Allowed D&O Trust Claims are entitled to vote to accept or reject this Plan. To the extent that holders of Allowed D&O Trust Claims are Insiders, such votes shall not be counted in determining whether at least one class of impaired claims has accepted the Plan, as required by Section 1129(a)(10) of the Bankruptcy Code.

(b) Allowance of D&O Claims. All Allowed D&O Trust Claims shall be determined and paid pursuant to the terms, provisions, and procedures of the D&O Trust, the D&O Trust Agreement, and the D&O Trust Distribution Procedures. The D&O Trust will be funded in accordance with the provision of Article VI of this Plan and the D&O Trust Documents, including the Insurance Assignment Agreement.

(c) Distributions.

(i) D&O Trust Claims shall be paid from the D&O Trust in FIFO order based on the date of entry of the D&O Proceeding Final Order providing for a Final Award in the D&O Proceeding giving rise to such D&O Trust Claim. Among D&O Trust Claims created by the same D&O Proceeding Final Order, D&O Trust Claims will be paid in accordance with the D&O Proceeding Final Order giving rise to such D&O Trust Claim.

(ii) Post Effective Date, on a monthly basis the Reorganized Debtor and any other applicable D&O Trust Claim Holders shall submit to the Trustee a notice setting forth the amount of such D&O Trust Claim Holders' Defense Costs approved and incurred during the previous month, together with all documentation necessary to reasonably satisfy the Trustee of the reasonableness of the claimed Defense Costs (collectively, the "Defense Cost Notice"). The Trustee shall reimburse the Reorganized Debtor and any applicable D&O Trust Claim Holders promptly upon receipt of a Defense Cost Notice and the Trustee's determination that such Defense Costs are reasonable but in no event later than thirty (30) days after receipt of the Defense Cost Notice.

(iii) The D&O Trust shall be funded by the balance of the remaining proceeds in the D&O Policies after contributions to the Settlement Fund. The Debtor estimates the remaining proceeds to be approximately $13.0 million, after funding the Settlement Fund and payment of Defense Costs reimbursable pursuant to the Defense Cost Motion. In the event the D&O Trust funds are exhausted, so long as the SEC Investigation is pending and unresolved, the Reorganized Debtor shall contribute up to and not to exceed $2.5 million for defense costs of the Debtor's current officers and

directors, as determined commencing with the Petition Date, when such claims are determined to be valid by the Trustee under the D&O Trust.

4.13 CLASS 13 - OTHER EQUITY INTERESTS

(a) Impairment and Voting. Class 13 is impaired under this Plan, the holders of Class 13 Claims are entitled to no Distributions under this Plan, and all Equity Interests shall be deemed canceled as of the Effective Date. Class 13 is deemed to have rejected this Plan, and therefore, shall not be entitled to vote to accept or reject this Plan.

(b) Distributions. On the Effective Date, all Equity Interests shall be canceled, annulled and extinguished and all other agreements, instruments and documents evidencing the Equity Interests and the rights of the holders thereof, shall be automatically cancelled and deemed null and void and of no further force and effect (all without further actor action by any Person) and holders of Equity Interests shall not be entitled to receive or retain any property or interest in property under this Plan on account of such Equity Interests.

4.14 CLASS 14 – SECURITIES CLAIMS

Class 14 Claims are claims of holders of claims pursuant to the proposed Stipulation of Settlement entered in the Class Action.[5] Pursuant to the Plan and the Stipulation of Settlement, the Debtor and various D&O Insurance Contributors will establish a settlement fund (the "Settlement Fund") in the amount of $41 million (of which approximately $37 million is to be contributed from certain of the D&O Policies, excluding the Cornerstone and Montana Power Company policies identified on Exhibit C, and $4 million is to be contributed from other Persons and parties) to settle the Class Action.

Class 14 Claims will be discharged and the Holders thereof shall be forever barred from seeking to recover any payment on their Securities Claims from the Debtor, the Reorganized Debtor, or the Released Parties.

Holders of Securities Claims may elect to refuse to accept the proposed treatment provided in the Class Action Settlement Documents (the "Opt-Out Election"). The holders of Securities Claims who exercise the Opt-Out Election and preserve their

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[5] In the event the proposed Stipulation of Settlement is not approved and does not become effective: (a) the Plan and any proposed Order confirming the Plan (i) will not release any non-Debtor for that matter, from the claims asserted or to be asserted in the Securities Litigation; and (ii) will not affect, in any way, the Class Claimants' rights to obtain relief for their claims in the Securities Litigation; (b) the Lead Plaintiffs and the Class Claimants shall retain their rights to pursue their claims and access the proceeds of any available D&O Policies that provide coverage for the claims asserted in the Securities Litigation; and (c) the Debtor's current and former officers and directors, financial advisors, accountants, auditors, agents or professional will not be released and discharged from any cause of action in connection with the Class Action.

rights to proceed against the Debtor in the District Court in accordance with the requirements of the Class Action Settlement Documents, shall be holders of Class 15 Claims.

Holders of Securities Claim who choose the Opt-Out Election prior to Final Approval and become holders of Class 15 Claims shall not be entitled to any Distributions under the Plan and Class 14 Claims when liquidated. Any D&O Proceedings Final Order obtained by such holders of Securities Claims shall be channeled to the D&O Trust.

Distributions from the Settlement Fund shall be made in the amounts, at the times and in the manner provided for in the Class Action Settlement Documents, which shall also govern requirements for qualifying for distributions, the manner and time of the giving of notices, the forms of the documents to be filed by holders of Securities Claims and all other matters concerning the Class Action and its settlement other than as specifically provided for in the Plan. Neither the Debtor nor Reorganized Debtor shall have any responsibility with respect to the Class Action Settlement Documents or the disposition of the Settlement Fund after Final Approval, other than to cooperate in certain respects in the gathering of certain information with respect thereto and coordinating with the carriers of the D&O Policies regarding payment.

The defendants in the Class Action have the option, in their sole discretion, to terminate the Stipulation of Settlement if the amount of the securities as to which an Opt-Out Election is properly exercised exceeds five percent (5%) of such securities, or an amount otherwise agreed to by the defendants in the Class Action.

If the option to terminate the Stipulation of Settlement is not exercised, each holder of a Class 14 Claim will, pursuant to the Class Action Settlement Documents, release all Securities Claims such holder may have against the D&O Protected Parties and the other defendants in the Class Action. Class 14 Claims are unimpaired, and therefore, shall not be entitled to vote to accept or reject this Plan.

4.15 CLASS 15 – OPT-OUT SECURITIES CLAIMS

(a) Impairment and Voting. Class 15 is impaired under this Plan and the holders thereof are entitled to no Distributions under this Plan. Class 15 is deemed to have rejected this Plan, and therefore, shall not be entitled to vote to accept or reject this Plan.

(b) Distributions. On the Effective Date, all holders of Opt-Out Securities Claims upon receipt of a D&O Proceeding Final Order shall be channeled to the D&O Trust and shall receive the same treatment as holders of Class 12 Claims. Holders of Class 15 Claims shall not be entitled to receive or retain any property or interest in property under this Plan.

(c) In order to preserve any Securities Claim it may have against the Debtor, each holder of an Opt-Out Securities Claim must execute an Opt-Out Form. Submission of an Opt-Out Form that does not indicate to the contrary, will be deemed to be an election to preserve such Claim in the District Court sitting in bankruptcy and seek a D&O Proceedings Final Order from the District Court.

ARTICLE V

MEANS OF IMPLEMENTATION AND EFFECT OF CONFIRMATION OF PLAN

5.1 Plan Funding. The funds utilized to make cash payments under this Plan have been and/or will be generated from, among other things, the operation of the Debtor's businesses, the sale of certain subsidiary assets and distribution of the proceeds to the Debtor, and cash on hand on the Effective Date. In addition, the Debtor may enter into a new revolving credit facility to be effective upon the Debtor's exit from Chapter 11.[6]

The D&O Trust shall be funded by the balance of the remaining proceeds in the D&O Policies after contributions to the Settlement Fund as described above. The Debtor estimates the remaining proceeds to be approximately $13 million. In the event the D&O Trust Funds are exhausted, the Reorganized Debtor shall contribute up to $2.5 million for defense costs of the Debtor's current officers and directors, as determined commencing with the Petition Date, until the SEC Investigation has concluded.

5.2 CSFB Facility and Secured Bonds. Unless repaid, claims and interests granted by the CSFB Facility will continue on the Effective Date pursuant to the CSFB Order and the CSFB Financing Documents and will be an obligation of the Reorganized Debtor. The Secured Bonds will be Reinstated on the Effective Date and will be an obligation of the Reorganized Debtor.

5.3 Reorganized Debtor Charter. On the Effective Date, the Reorganized Debtor Charter and by-laws will become effective. The Reorganized Debtor Charter, together with the provisions of this Plan, shall, as applicable, provide for, among other things, the incorporation of Reorganized Debtor as a "C" corporation and the authorization of the New Common Stock, and such other provisions as are necessary to facilitate consummation of this Plan, including a provision prohibiting the issuance of non-voting equity securities in accordance with Section 1123(a)(6) of the Bankruptcy Code, all without any further action by the stockholders or directors of the Debtor or Reorganized Debtor. The issuance of New Common Stock is hereby authorized without

[6] On or about August 20, 2004, Motion for Order Authorizing the Debtor to Enter Agreements for its Exit Financing Facility and to Pay Fees and Expenses and Incur Indemnification Obligations in connection therewith pursuant to Sections 105(a), 107(b) and 363(b) of the Bankruptcy Code and Bankruptcy Rule 9018.

the need for any further corporate action or action by the New Board or stockholders of Reorganized Debtor.

5.4 New Common Stock. On the Effective Date, Reorganized Debtor shall: (i) have authorized capital of 200,000,000 shares of New Common Stock and 50,000,000 shares of "blank check" preferred stock; and (ii) issue, in accordance with the terms of this Plan, up to 37,765,957 shares of New Common Stock plus Warrants representing an additional 5,304,598 shares of New Common Stock upon exercise of all of the Warrants pursuant to their terms. All shares of New Common Stock and Warrants to be issued pursuant to this Plan shall be, upon issuance, fully paid and non-assessable, and shall be subject to dilution as of the Effective Date only as may be expressly set forth in this Plan, the Plan Documents or the Reorganized Debtor Charter. After the Effective Date, the holders thereof shall have no preemptive or other rights to subscribe for additional shares except as may otherwise be allowed pursuant to the Reorganized Debtor Charter.

5.5 Cancellation and Surrender of Existing Securities Agreements

(a) Except as may otherwise be provided in this Plan, on the date Distributions are made, (i) the promissory notes, share certificates, bonds and other instruments evidencing any Claim or Equity Interest, to the extent not already cancelled shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order or rule; and (ii) the obligations of the Debtor under the certificate of incorporation, agreements, indentures and certificates of designations governing such Claims and Equity Interests, as the case may be, shall be discharged and released; provided, however, that any such indenture or other agreement that governs the rights of the holder of a Claim based on an existing promissory note, bond and other instrument that is administered by an Indenture Trustee, agent or servicer shall continue in effect solely for the purposes of allowing such Indenture Trustee, agent, or servicer to make the distributions to be made on account of such Claims under the Plan, as provided hereunder, and allowing such Indenture Trustee, agent or servicer to enforce its Indenture Trustee Charging Lien, as more particularly described in Section 5.18 hereof. Notwithstanding the foregoing, the documents and instruments evidencing Claims that are Reinstated and rendered unimpaired pursuant to Article IV hereof, including without limitation the Montana First Mortgage Bond Claims, the South Dakota First Mortgage Bond Claims, South Dakota Pollution Control Bond Claims, the Gas Transition Bond Claims and the Montana Pollution Control Bond Claims, shall not be deemed cancelled.

(b) Except as otherwise provided herein or agreed by Reorganized Debtor, each holder of a promissory note, share, certificate, bond or other instrument evidencing a Claim or Equity Interest, shall surrender such promissory note, share certificate, bond or instrument to Reorganized Debtor (or the Disbursing Agent), or, with respect to indebtedness that is governed by the Unsecured Note Indentures or the Unsecured Subordinated Note Indentures, the respective indenture trustee, agent or

servicer, as the case may be. Notwithstanding the foregoing, each holder of a promissory note, share certificate, bond or other instrument evidencing those Claims that are Reinstated and rendered unimpaired pursuant to Article IV hereof, including without limitation the Montana First Mortgage Bond Claims, the South Dakota First Mortgage Bond Claims, South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims and the Montana Pollution Control Bond Claims, shall not be required to surrender such promissory note, share certificate, bond or instrument to Reorganized Debtor (or the Disbursing Agent).

(c) No Distribution of property hereunder shall be made to or on behalf of any holders required to surrender their bonds pursuant to Section 5.5(b) above unless and until such promissory note, share certificate, bond or instrument is received by Reorganized Debtor (or the Disbursing Agent), or the respective Indenture Trustee, agent or servicer, as the case may be, or the unavailability of such promissory note, share certificate, bond or instrument is established to the reasonable satisfaction of Reorganized Debtor (or the Disbursing Agent), or such requirement is waived by Reorganized Debtor. Reorganized Debtor may require any holder that is unable to surrender or cause to be surrendered any such promissory notes, share certificates, bonds or instruments to deliver an affidavit of loss and indemnity reasonably satisfactory to Reorganized Debtor. Any holder that fails within the later of one year after the Effective Date and the date of Allowance of its Claim or Equity Interest: (i) to surrender or cause to be surrendered such promissory note, share certificate, bond or instrument; and (ii) if requested, to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to Reorganized Debtor (or the Disbursing Agent), shall be deemed to have forfeited all rights, Claims and Causes of Action against the Debtor and Reorganized Debtor and shall not participate in any Distribution hereunder.

5.6 Continuation of Bankruptcy Injunction or Stays.

(a) All injunctions or stays provided for in the Chapter 11 Case under Sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

(b) Each of the injunctions relating to the D&O Proceedings and the D&O Trust as set forth in this Plan shall become effective on the Effective Date and shall continue in effect at all times thereafter unless otherwise provided by this Plan. Notwithstanding anything to the contrary contained in this Plan, all actions in the nature of those to be enjoined by such injunctions shall be enjoined during the period between the Confirmation Date and the Effective Date.

(c) In the event that the D&O Trust determines that an Injunction Default may have occurred, the D&O Trust shall be entitled, by motion or adversary proceeding, in its sole discretion, to seek a determination by the Bankruptcy Court that an Injunction Default has occurred, and the D&O Trust Channeling Injunction shall be of no further force and effect with respect to the Released Parties.

(d) Any and all injunctions contemplated by the Plan shall be limited to the extent necessary to permit the Debtor and/or the TA Debtors, or any trustee, agent or committee of creditors acting on behalf of or in the place of the Debtor and/or the TA Debtors, to commence and litigate any and all Claims or Causes of Action with respect to the alleged ownership interests in the Montana Power Company Policies.

5.7 Revesting of Assets. Except as otherwise provided by this Plan, upon the Effective Date, title to all properties and assets of the Debtor shall pass from the Debtor to Reorganized Debtor free and clear of all Claims, Liens, encumbrances and interests of creditors and (except those Claims, Liens, encumbrances and interests created or permitted to continue to be retained pursuant to this Plan) and the Confirmation Order shall be a judicial determination of discharge and extinguishment of all Claims, Liens or Equity Interests (except those created or permitted to continue to be retained pursuant to this Plan). All pre-Effective Date Claims, liabilities and obligations of the Debtor are treated and/or discharged in accordance with the terms of this Plan and, except as otherwise set forth herein, shall not in any manner be (or be deemed to be) transferred or assumed by Reorganized Debtor. On the Effective Date, or as soon thereafter as practicable, the Disbursing Agent shall make all Distributions required under this Plan in satisfaction of Allowed Claims against the Debtor including, but not limited to, the following: (i) the consideration described in Section 4.1(b) of this Plan to the holders of Allowed Priority Claims in full and final satisfaction of such Priority Claims; (ii) the consideration described in Section 4.2(b) of this Plan to the holders of Allowed Unsecured Priority Claims in full and final satisfaction of such Unsecured Priority Claims; (iii) the consideration described in Section 4.3(b) of this Plan to the holders of Allowed Bank One DIP Financing Claims in full and final satisfaction of such Bank One DIP Financing Claims; (iv) the consideration described in Section 4.7(c) of this Plan to the holders of Allowed Unsecured Note Claims in full and final satisfaction of such Unsecured Note Claims; (v) the consideration described in Section 4.8(c) of this Plan to the holders of Allowed Unsecured Subordinated Note Claims in full and final satisfaction of such Unsecured Subordinated Note Claims; (vi) the consideration described in Section 4.9(c) of this Plan to the holders of the Allowed General Unsecured Claims in full and final satisfaction of such General Unsecured Claims; and (vii) the consideration described in Section 4.10(b) of this Plan to the holders of the Allowed Unsecured Convenience Claims, in full and final satisfaction of such Unsecured Convenience Claims.

Nothing in the Plan or Confirmation Order releases or nullifies any liability to a governmental entity under police and regulatory statutes and regulations that any entity would be subject to as the owner or operator of property after the Effective Date. Nothing in the Plan or Confirmation Order shall release, discharge, or preclude any Claim that arises after the Effective Date that the United States Environmental Protection Agency or any state environmental agency may have against the Debtor or any remedies of the United States Environmental Protection Agency or state environmental agencies

that are not within the definition of Claim as set forth in Section 101(5) of the Bankruptcy Code.

5.8 Revesting of Railroad Permits in Reorganized Debtor's Name.

On November 15, 2002, the Debtor acquired certain utility operating assets previously held by the Montana Power Company from Northwestern Energy, LLC, including certain railroad permits. Consistent with the terms of the underlying transaction, the Debtor obtained blanket assignments of permits for a fee of $1,000 from Union Pacific Railroad. On the Effective Date, or as soon thereafter as practicable, the Disbursing Agent shall pay $1,000 to Burlington Northern Santa Fe Railroad Company, Montana Rail Link, Inc., Montana Western Railway Company, and Rarus Railway Company and the Reorganized Debtor shall receive blanket assignment of all permits currently held in the name of Montana Power Company or NorthWestern Energy, LLC.

5.9 General Release of Liens. Except as otherwise provided in this Plan, or in any contract, instrument, indenture or other agreement or document created in connection with this Plan or the implementation thereof, on the Effective Date, all mortgages, deeds of trust, Liens or other security interests against property of the Estate are hereby released and extinguished, and all the right, title and interest of any holder of such mortgages, deeds of trust, Liens or other security interests will revert to Reorganized Debtor as applicable, and the successors and assigns thereof.

5.10 Full and Final Satisfaction. All payments and all Distributions hereunder shall be in full and final satisfaction, settlement, release and discharge of all Claims and Equity Interests, except as otherwise provided in this Plan.

5.11 Waiver of Avoidance Actions. The Debtor shall provide notice of any Avoidance Actions 30 days prior to the voting deadline and shall initiate them within 180 days of the Effective Date. After such date, the Debtor and Reorganized Debtor, for and on behalf of themselves and their Estate, hereby waive and release any Avoidance Actions; provided, however, that the foregoing waiver and release shall not apply to any such causes of Action that are pending on such date.

5.12 Termination of Subordination Rights. Except as otherwise provided in this Plan, the classification and manner of satisfying all Claims and Equity Interests under this Plan take into consideration all contractual, legal and equitable subordination rights, whether arising under general principles of equitable subordination, Sections 510(b) and (c) of the Bankruptcy Code or otherwise, that a holder of a Claim or Equity Interest may have against other Claim or Equity Interest holders with respect to any Distribution made pursuant to this Plan. On the Effective Date, all contractual, legal or equitable subordination rights that a holder of a Claim or Equity Interest may have with respect to any Distribution to be made pursuant to this Plan shall be discharged and terminated, and all actions related to the enforcement of such subordination rights shall be permanently enjoined and Distributions pursuant to this Plan shall not be subject to

payment to a beneficiary of such terminated subordination rights, or to levy, garnishment, attachment or other legal process by any beneficiary of such terminated subordination rights.

5.13 No Successor Liability; No Liability for Certain Released Claims.

(a) Except as otherwise expressly provided in this Plan, with respect to the Debtor, Reorganized Debtor and the D&O Trust, the Debtor, Reorganized Debtor, the other Released Parties, and the D&O Trust do not, pursuant to this Plan, assume, agree to perform, pay, or indemnify creditors for any Claims, liabilities or obligations of the Debtor relating to or arising out of the operations of or assets of the Debtor whether arising prior to, or resulting from actions, events, or circumstances occurring or existing at any time prior to, the Confirmation Date. Neither the Released Parties, Reorganized Debtor, nor the D&O Trust is, or shall be, a successor to the Debtor by reason of any theory of law or equity, and none shall have any successor or transferee liability of any kind or character, except that Reorganized Debtor and the D&O Trust shall assume the obligations specified in this Plan and the Confirmation Order.

(b) Except as otherwise expressly provided in this Plan, effective automatically on the Effective Date, the Released Parties, their respective representatives and the Additional Indemnitees shall not be released from any and all Claims and Causes of Action arising under Section 544, 545, 547, 548, 549, 550, 551, and 553 of the Bankruptcy Code or similar Claims or Causes of Action arising under state or any other law, including, if applicable, Claims in the nature of fraudulent transfer, successor liability, corporate veil piercing, or alter ego-type Claims, as a consequence of transactions, events, or circumstances involving or affecting the Debtor (or any of its predecessors) or any of their respective businesses or operations that occurred or existed prior to the Effective Date.

5.14 Administration Pending Effective Date. Prior to the Effective Date, the Debtor shall continue to operate its businesses as a debtor-in-possession, subject to all applicable requirements of the Bankruptcy Code and the Bankruptcy Rules. After the Effective Date, Reorganized Debtor may operate its businesses, and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, but subject to the continuing jurisdiction of the Bankruptcy Court as set forth in Article XIII hereof.

5.15 Setoffs. Nothing contained in this Plan shall constitute a waiver or release by the Debtor of any rights of setoff the Debtor may have against any Person unless otherwise agreed in writing by the Debtor prior to the Effective Date or Reorganized Debtor after the Effective Date.

5.16 Post-Confirmation Fees, Final Decree. Reorganized Debtor shall be responsible for the payment of any post-confirmation fees due pursuant to 28 U.S.C. § 1930(a)(6) and the filing of post-confirmation reports, until a final decree is entered. A

final decree shall be entered as soon as practicable after distributions have commenced under this Plan.

5.17 Section 1145 Exemption. The issuance of the New Common Stock, the Warrants and other securities that may be deemed to be issued pursuant to this Plan shall be exempt from registration requirements in accordance with Section 1145 of the Bankruptcy Code.

5.18 Indenture Trustees Charging Lien. On the Effective Date, Reorganized Debtor will pay the Indenture Trustees' Fees and Expenses in full and in Cash, in an amount to be agreed upon among the Debtor and each of the Indenture Trustees. In the event that the parties cannot reach an agreement on the amount thereof, any disputed amount shall be determined by the Bankruptcy Court, pursuant to Section 503 of the Bankruptcy Code, and in accordance with the terms of the applicable Indenture. Otherwise, the Indenture Trustees shall not be required to file an application with the Bankruptcy Court for payment of Indenture Trustees' Fees and Expenses. Upon receipt of payment by any Indenture Trustee of Indenture Trustees' Fees and Expenses, any Indenture Trustee Charging Lien under the applicable Indenture shall automatically be deemed released to the extent of payment on account of Indenture Trustees' Fees and Expenses; to the extent any Indenture Trustees' Fees and Expenses are not paid by the Reorganized Debtor (whether as a result of disagreement between the Indenture Trustee and the Reorganized Debtor, and/or following determination by the Bankruptcy Court) the Indenture Trustee Charging Lien of such Indenture Trustee shall not be impaired. Such payments shall be in full and final satisfaction of all pre- and post-petition Claims of the Indenture Trustees. Subject to Reorganized Debtor's obligations under this Section, distributions to holders of Unsecured Notes, Unsecured Subordinated Notes, the South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims or the Montana Pollution Control Bond Obligation Claims pursuant to this Plan will not be reduced on account of payments made to the Indenture Trustees, as applicable, on account of the Indenture Trustee Charging Liens.

Notwithstanding the above, on the Effective Date, and subject only to the review of the fee auditor appointed in this Chapter 11 Case, the Debtor shall pay to Harbert and Wilmington Trust an aggregate amount of $2.25 million on account of their legal, advisory, consulting and other professional fees and expenses, which amount shall be allocated among Harbert and Wilmington Trust by agreement between Harbert and Wilmington Trust. Notwithstanding anything set forth herein, the fees of Goldin Associates shall not be subject to review by the fee auditor appointed in this Chapter 11 Case. Neither Wilmington Trust nor Harbert shall be required to file an application with the Bankruptcy Court for payment of such fees and expenses, provided that to the extent that the aggregate legal, advisory, consulting and other professional fees and expenses incurred by Harbert and Wilmington Trust exceed $2.25 million, Harbert and Wilmington Trust (and their professionals) may seek reimbursement of such fees and expenses by submitting an application to the Bankruptcy Court pursuant to Section

503(b) of the Bankruptcy Code, provided that the Creditor's Committee reserves the right to object to such application or applications. Notwithstanding anything set forth herein, if the fees and expenses of Wilmington Trust are not reimbursed in full by the estate, the deficiency shall be paid out of the distributions received by Wilmington Trust on behalf of the Class 8(a) Claims. Moreover, the Debtor agrees (and this Plan shall provide) that Wilmington Trust shall have the right (but not the obligation) to sell in the public market that portion of the 6.60% of the New Common Stock distributed to Class 8(a) and received by Wilmington Trust as a distribution to the extent necessary to pay legal and advisory fees and expenses incurred by Wilmington Trust that are not otherwise reimbursed by the estate.

If the fees and expenses of the respective Indenture Trustees are not reimbursed in full by the Debtor, then any deficiency may be paid out of the distributions received by the respective Indenture Trustee on behalf of their respective class claimants. The Indenture Trustee shall have the right, but not the obligation, to sell into the public market any portion of the New Common Stock distributed to its respective class claimants and received by the Indenture Trustee as a distribution to the extent necessary to pay legal and advisory fees and expenses incurred by the Indenture Trustee that are not otherwise reimbursed by the Debtor.

5.19 Notwithstanding anything to the contrary herein, Reorganized Debtor shall pay in the ordinary course of the Reorganized Debtor's business the reasonable fees and expenses of the Indenture Trustees incurred after the Effective Date in connection with the Distributions to holders of the Unsecured Notes, the Unsecured Subordinated Notes, the South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims or the Montana Pollution Control Bond Claims under this Plan. Nothing in this Section 5.19 shall be deemed to limit the obligations of the Reorganized Debtor to the trustee under the indentures with respect to any Secured Bonds which are Reinstated under the provisions of this Plan.[7]

5.20 Notwithstanding anything to the contrary herein, upon receipt of and acceptance of a full and final Distribution from the Reorganized Debtor, any and all Claims and Cause of Action as between the Debtor and the claimant accepting the Distribution shall be fully and finally resolved.

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[7] The Debtor has been advised that MBIA Insurance Corporation ("MBIA") intends to seek payment of MBIA's costs and expenses incurred by its legal and financial advisors and certain alleged advisory services of MBIA by virtue of certain financial guarantee insurance policies issued by MBIA in connection with the Montana Pollution Control Bond Obligations and/or the South Dakota Pollution Control Bond Obligations. The Debtor intends to object to paying any such costs, expenses and fees, but will do so if otherwise ordered by the Court.

ARTICLE VI

IMPLEMENTATION OF THE D&O TRUST

6.1 Creation of the D&O Trust. On the Effective Date, the D&O Trust shall be created in accordance with this Plan and the D&O Trust Documents. The D&O Trust shall be a "qualified settlement fund" within the meaning of Section 468E of the Internal Revenue Code and the regulations issued thereunder. The purpose of the D&O Trust is to assume liability for any D&O Trust Claims that arise out of the D&O Proceedings and to use the D&O Trust Assets to pay such D&O Trust Claims and the Defense Costs in accordance with the D&O Trust Agreement and the TDP, and in such a way that all holders of D&O Trust Claims that involve similar Claims are treated in substantially the same manner. On the Effective Date, all right, title and interest in and to the D&O Trust Assets and any proceeds or Causes of Action thereunder shall be transferred to and vested in the D&O Trust, free and clear of all Claims, Equity Interests, Encumbrances and other interests of any Person without any further action of any Person.

6.2 Appointment of the Trustee. Prior to or at the Effective Date, the Debtor shall nominate the Trustee of the D&O Trust. The Bankruptcy Court, after notice and opportunity for hearing, shall appoint the initial Trustee to serve as Trustee of the D&O Trust in accordance with the D&O Trust Agreement, effective as of the Effective Date.

6.3 Appointment of Trust Advisory Committee Members. Prior to or at the hearing with respect to the confirmation of this Plan, the Debtor, the Creditors' Committee and the holders of D&O Trust Claims shall nominate three (3) members to the TAC. On the Confirmation Date, effective as of the Effective Date, the Bankruptcy Court shall appoint the initial members of the TAC (and thereupon the TAC shall be formed) to serve as members of the TAC in accordance with the D&O Trust Agreement.

6.4 Insurance Assignment. On the Effective Date, Debtor and each of the D&O Insurance Contributors shall execute and deliver the Insurance Assignment Agreement and such agreement shall thereupon be the valid, binding and enforceable obligation of each party thereto in accordance with the terms thereof. Within six (6) months of the Effective Date, at the direction and request of the D&O Trust, a D&O Insurance Entity or Reorganized Debtor, as applicable, shall pursue any D&O Insurance Rights for the benefit of and to the fullest extent required by the D&O Trust, by negotiation or, if necessary, by the initiation of all appropriate and necessary legal action, to secure such D&O Insurance Rights and shall take such other action as the D&O Trust may request, including but not limited to granting to D&O Trust a security interest in the D&O Insurance Rights and commencing a declaratory judgment action to ascertain whether assignment of those D&O Insurance Rights constitutes a breach thereof. A D&O Insurance Contributors or the Reorganized Debtor, as applicable, shall immediately transfer any amounts recovered under or on account of any of the D&O Insurance Rights

to the D&O Trust; provided, however, that while any such amounts are held by or under the control of a D&O Insurance Contributors, such amounts shall be held in trust for the benefit of the D&O Trust.

6.5 Transfer of Claims and Demands to the D&O Trust. On the Effective Date, all liabilities, obligations, and responsibilities relating to all D&O Trust Claims shall be transferred to the D&O Trust.

6.6 Discharge of Liabilities to Holders of D&O Trust Claims. Except as provided in the Plan Documents and the Confirmation Order, the transfer to, vesting in, and assumption by the D&O Trust of the D&O Trust Assets and the D&O Insurance Assignment as contemplated by this Plan, the D&O Protected Parties Settlement Agreement, and the Insurance Assignment Agreement, among other things, on the Effective Date shall (a) discharge, release and extinguish all obligations and liabilities of the Debtor and Reorganized Debtor for and in respect of all D&O Trust Claims, and (b) discharge, release and extinguish all obligations and liabilities of the Released Parties for and in respect of all D&O Trust Claims. On the Effective Date, the D&O Trust shall assume liability for any D&O Trust Claims that arise out of the D&O Proceedings and shall pay the D&O Trust Claims and Defense Costs in accordance with the TDP.

6.7 Institution and Maintenance of Legal and Other Proceedings. As of the Effective Date, the D&O Trust shall be empowered to initiate, prosecute, defend, and resolve all Causes of Action related to any asset, liability, or responsibility of the D&O Trust. The D&O Trust shall be empowered to initiate, prosecute, defend, settle, maintain, administer, preserve, pursue, and resolve all Causes of Action arising from or related to the D&O Insurance Rights. The D&O Insurance Entities shall be empowered to initiate, prosecute, defend, settle, maintain, administer, preserve, pursue, and resolve all Causes of Action arising from or related to their respective insurance rights to the extent permitted or required by the Insurance Assignment Agreement.

6.8 Indemnification by the D&O Trust. As and to the extent provided in the D&O Trust Agreement, the D&O Trust will indemnify and hold harmless each of: (a) the Debtor and Reorganized Debtor and their respective Subsidiaries and their respective past, present and future representatives, in their capacities as such, and (b) the Released Parties.

6.9 D&O Insurance Entity Injunction.

(a) Purpose and Provisions. To protect the D&O Trust and preserve its assets, pursuant to the equitable jurisdiction and power of the Bankruptcy Court under Section 105(a) of the Bankruptcy Code, the Bankruptcy Court shall issue the D&O Insurance Entity Injunction, as described in Section 10.5(c) of this Plan; provided, however, that: (i) the D&O Trust shall have the sole and exclusive authority at any time to terminate or reduce or limit the scope of, the D&O Insurance Entity Injunction with respect to any D&O Insurance Entity upon express written notice to such D&O Insurance

Entity; and (ii) the D&O Insurance Entity Injunction is not issued for the benefit of any D&O Insurance Entity and no D&O Insurance Entity is a third-party beneficiary of the D&O Insurance Entity Injunction.

(b) Terms. Subject to the provisions provided in Section 6.9(c) of this Plan, all Persons (not including the D&O Trust and, to the extent permitted or required under Section 6.7 of this Plan or the Insurance Assignment Agreement, Reorganized Debtor and the D&O Insurance Entities) that have held or asserted, that hold or assert, or that may in the future hold or assert any Claim, demand or Cause of Action (including any D&O Trust Claim or any Claim or demand for or respecting any Trust Expenses), against any D&O Insurance Entity, based upon, relating to, arising out of, or in any way connected with any Claim, demand, D&O Insurance Rights, D&O Policies, or Release Parties Settlement Agreement whenever and wherever arisen or asserted (including all Claims in the nature of or sounding in tort, or under contract, warranty, or any other theory of law, equity or admiralty) shall be stayed, restrained, and enjoined from taking any action for the purpose of directly or indirectly collecting, recovering or receiving payments, satisfaction or recovery with respect to any such Claim, demand, or Cause of Action, including:

(i) commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action, or other proceeding of any kind (including a judicial, arbitration, administrative, or other proceeding) in any forum with respect to any such Claim, demand, or Cause of Action against any D&O Insurance Entity or against the property of any D&O Insurance Entity, with respect to any such Claim, demand or Cause of Action;

(ii) enforcing, levying, attaching, collecting or otherwise recovering by any means or in any manner, whether directly or indirectly, any judgment, award, decree or other order against any D&O Insurance Entity, or against the property of any D&O Insurance Entity, with respect to any such Claim, demand, or Cause of Action;

(iii) creating, perfecting, or enforcing in any manner, directly or indirectly any Lien against any D&O Insurance Entity, or the property of any D&O Insurance Entity, with respect to any such Claim, demand, or Cause of Action;

(iv) except as otherwise specifically provided in this Plan, asserting or accomplishing any setoff, right of subrogation, indemnity, or contribution of any kind, directly or indirectly, against any obligation due any D&O Insurance Entity or against the property of any D&O Insurance Entity, with respect to any such Claim, demand, or Cause of Action; and

(v) taking any act in any manner in any place whatsoever that does not conform to, or comply with, the provisions of the Plan Documents relating to such Claim, demand, or Cause of Action,

provided, however, that (x) the D&O Trust shall have the sole and exclusive authority at any time to terminate, or reduce, or limit the scope of, the D&O Insurance Entity Injunction with respect to any D&O Insurance Entity upon express written notice to such D&O Insurance Entity and (y) the D&O Insurance Entity Injunction is not issued for the benefit of any D&O Insurance Entity and no D&O Insurance Entity is a third-party beneficiary of the D&O Insurance Entity Injunction.

(c) Reservations. Notwithstanding anything to the contrary above, this D&O Insurance Entity Injunction shall not enjoin:

(i) the rights of Persons to the treatment accorded them under this Plan, including the rights of Persons with D&O Trust Claims or Defense Costs to assert such D&O Trust Claims or Defense Costs against the D&O Trust in accordance with the TDP;

(ii) the rights of Persons to assert any Claim, debt, obligation, or liability for payment of Trust Expenses against the D&O Trust;

(iii) the rights of the D&O Trust to prosecute any action based on or arising from the D&O Insurance Rights;

(iv) the rights of Reorganized Debtor and the D&O Insurance Entities for the benefit of the D&O Trust (but only to the extent permitted or required under Section 6.7 of this Plan or the Insurance Assignment Agreement) to prosecute any action based on or arising from D&O Insurance Rights;

(v) the rights of the D&O Trust to assert any Claim, debt, obligation, or liability for payment against a D&O Insurance Entity based on or arising from the D&O Insurance Rights;

(vi) the rights of Reorganized Debtor and the D&O Insurance Entities for the benefit of the D&O Trust (but only to the extent permitted or required under Section 6.7 of this Plan or the Insurance Assignment Agreement) to assert any Claim, debt, obligation, or liability for payment against such D&O Insurance Entity based on or arising from the D&O Insurance Right;

(vii) the rights of Reorganized Debtor and the D&O Insurance Entities for the benefit of the D&O Trust (but only to the extent permitted or, required under Section 6.7 of this Plan or the Insurance Assignment Agreement) to assign a Cause of Action against any D&O Insurance Entity to a holder of a D&O Trust Claim or Defense Costs and for such Claimant to assert any Claim, debt obligation, or liability for payment against such D&O Insurance Entity; and

(viii) any rights of the TA Debtors that may arise under any of the D&O Policies.

6.10 The D&O Trust Channeling Injunction. Pursuant to and in connection with the Confirmation Order, the Bankruptcy Court shall enter or affirm the D&O Trust Channeling Injunction.

ARTICLE VII

VOTING AND DISTRIBUTIONS; AND TREATMENT OF DISPUTED, CONTINGENT AND UNLIQUIDATED CLAIMS AND EQUITY INTERESTS

7.1 Voting of Claims. Each holder of an Allowed Claim in an impaired Class which is entitled to retain or receive property under this Plan shall be entitled to vote separately to accept or reject this Plan and indicate such vote on a duly executed and delivered Ballot as provided in such order as is entered by the Bankruptcy Court establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject this Plan, or any other order or orders of the Bankruptcy Court.

7.2 Nonconsensual Confirmation. If any impaired Class entitled to vote shall not accept this Plan by the requisite statutory majorities provided in Sections 1126(c) or 1126(d) of the Bankruptcy Code, as applicable, or if any impaired class is deemed to have rejected this Plan, the Debtor reserves the right (a) to undertake to have the Bankruptcy Court confirm this Plan under Section 1129(b) of the Bankruptcy Code and (b) to amend this Plan in accordance with Section 13.3 of this Plan to the extent necessary to obtain entry of the Confirmation Order.

7.3 Method of Distributions Under this Plan

(a) In General. Subject to Bankruptcy Rule 9010, all Distributions under this Plan, other than with respect to Secured Bondholder Claims which are Reinstated pursuant to this Plan, on account of D&O Trust Claims, South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims and Montana Pollution Control Bond Claims, shall be made by Reorganized Debtor (or the Disbursing Agent) to the holder of each Allowed Claim at the address of such holder as listed in the Debtor's books and records or on the Schedules as of the Confirmation Date, unless the Debtor or Reorganized Debtor have been notified in writing of a change of address, including, without limitation, by the filing of a proof of claim or notice of transfer of claim filed by such holder that provides an address, if any, for such holder different from the address reflected in the Debtor's books and records or on the Schedules; provided that all Distributions to the DIP Lenders under Section 4.3(b) of this Plan shall be made by Reorganized Debtor (or the Disbursing Agent) to Bank One, N.A., as agent, or any successor agent thereto, for disbursement to the DIP Lenders. With respect to D&O Trust Claims, Distributions to holders of D&O Trust Claims shall be made in accordance with the terms of the D&O Trust Documents. With respect to South Dakota Pollution Control Bond Claims, Gas Transition Bond Claims and Montana Pollution Control Bond Claims, Distributions to holders of South Dakota Pollution Control Bond Claims, Gas

Transition Bond Claims or Montana Pollution Control Bond Claims, as the case may be, shall be made to the respective indenture trustees. Each indenture trustee shall, in turn, administer the distribution to the holders of the debt issues under the applicable indenture in accordance with the terms of such indenture. The reasonable fees and expenses of each indenture trustee incurred on or after the Effective Date in connection with the Distributions described herein, including the reasonable fees and expenses of the indenture trustee's professionals and agents, shall be paid by the Reorganized Debtor without further application to or order of the Bankruptcy Court.

(b) Distributions of Cash. Any payment of Cash made by Reorganized Debtor (or the Disbursing Agent) or the D&O Trust pursuant to this Plan shall be made by check drawn on a domestic bank or by wire transfer; provided that all Distributions of Cash to the DIP Lenders shall be made by Reorganized Debtor (or the Disbursing Agent) to Bank One, N.A., as agent, or any successor DIP Agent under the DIP Loan Agreement, by wire transfer of immediately available funds for disbursement to the DIP Lenders.

(c) Timing of Distributions. Any payment or Distribution required to be made under this Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

(d) Fractional Dollars. Whenever any payment of a fraction of a dollar would otherwise be called for, the actual payment shall reflect a rounding of such fraction to the nearest whole dollars (rounding down in the case of $0.50 or less and rounding up in the case of more than $0.50).

(e) Fractional Shares. No fractional shares of New Common Stock shall be distributed under this Plan. When any Distribution on account of an Allowed Claim pursuant to this Plan would otherwise result in the issuance of a number of shares of New Common Stock that is not a whole number, such fractional interests shall be combined into as many whole shares as possible and shall be redistributed to holders of Allowed Claims with fractional interests, in descending order, until all such whole shares are distributed.

(f) Distributions to Holders as of the Confirmation Date. As of the close of business on the Confirmation Date, the claims register (for Claims) and the transfer ledgers (for Secured Notes and Unsecured Notes) shall be closed, and there shall be no further changes in the record holders of any Claims or Equity Interests. The Debtor and Reorganized Debtor shall have no obligation to recognize any transfer of any Claims or Equity Interests occurring after the close of business on the Confirmation Date, and shall instead be entitled to recognize and deal for all purposes under this Plan (except as to voting to accept or reject this Plan pursuant to Section 7.1 of this Plan) with only those holders of record as of the close of business on the Confirmation Date.

7.4 Objections to and Resolution of Administrative Claims, Claims and Equity Interests. Except as to applications for allowance of compensation and reimbursement of expenses under Sections 330 and 503 of the Bankruptcy Code (with respect to which procedures respecting objections shall be governed by Section 2.2(b) of this Plan and the Confirmation Order or other Final Order), any party in interest may file objections to the allowance of any Administrative Claims, Claims and Equity Interests subsequent to the Confirmation Date. All objections shall be litigated to Final Order; provided, however, that Reorganized Debtor shall have the exclusive authority to compromise, settle, otherwise resolve or withdraw any objections filed by Reorganized Debtor. If any joinder is made with respect to an objection, and the objection is subsequently withdrawn, the joinder shall be deemed withdrawn as well. Unless otherwise ordered by the Bankruptcy Court, all objections to the allowance of Administrative Claims, Claims or Equity Interests that are the subject of proofs of claim or requests for payment filed with the Bankruptcy Court (other than applications for allowances of compensation and reimbursement of expenses), shall be filed and served upon the holder of the Administrative Claim, Claim or Equity Interest as to which the objection is made as soon as is practicable, but in no event later than ninety (90) days after the Effective Date or such later date as may be approved by the Bankruptcy Court.

7.5 Establishment and Maintenance of Reserve for Disputed Claims. Reorganized Debtor shall maintain the Disputed Claims Reserve equal to the aggregate of any distributable amounts of Cash and New Common Stock equal to the relevant percentage of the Distributions to which holders of Disputed Claims would be entitled under this Plan if such Disputed Claims were Allowed Claims in the amount of such Disputed Claim or such lesser amount as required by a Final Order. For the purposes of effectuating the provisions of this Section and the Distributions to holders of Allowed Claims, the Debtor may, at any time and regardless of whether an objection to the Disputed Claim has been brought, request that the Bankruptcy Court estimate, set, fix or liquidate the amount of Disputed Claims pursuant to Section 502(c) of the Bankruptcy Code, in which event the amounts so estimated, fixed or liquidated shall be deemed the Allowed amounts of such Claims for purposes of distribution under this Plan. In lieu of estimating, fixing or liquidating the amount of any Disputed Claim, the Bankruptcy Court may determine the amount to be reserved for such Disputed Claim (singularly or in the aggregate), or such amount may be fixed by an agreement in writing by and between the Debtor and the holder of a Disputed Claim.

7.6 Distributions Upon Allowance of Disputed Claims. The holder of a Disputed Claim that becomes an Allowed Claim subsequent to the Effective Date shall receive Distributions from the Disputed Claims Reserve as soon as practical following the date on which such Disputed Claim becomes an Allowed Claim pursuant to a Final Order. Such Distributions shall be made in accordance with this Plan based upon the Distributions that would have been made to such holder under this Plan if the Disputed Claim had been an Allowed Claim on or prior to the Effective Date plus any interest, dividends or other Distributions earned thereon. No holder of a Disputed Claim shall

have any Claim against the Disputed Claims Reserve or Reorganized Debtor with respect to such Claim until such Disputed Claim shall become an Allowed Claim, and no holder of a Disputed Claim shall have any right to interest, dividends or other Distribution on such Disputed Claim except as provided in this Section.

7.7 Surplus Distribution. The following assets shall constitute Surplus Distributions: (i) Unclaimed Property; and (ii) to the extent that a Disputed Claim is not Allowed or becomes an Allowed Claim in an amount less than the Disputed Claim Amount, any excess of the amount of Cash or New Common Stock in the Disputed Claims Reserve attributable to such Disputed Claim over the amount of Cash or New Common Stock actually distributed on account of such Disputed Claim plus any interest, dividends or other Distributions earned thereon. On each Subsequent Distribution Date, the holders of Allowed Claims shall receive a Pro Rata Share in the Surplus Distributions attributable to such holders' Class; provided, however that Reorganized Debtor shall not be under any obligation to make Surplus Distributions on a Subsequent Distribution Date unless the aggregate market value of the Surplus Distributions (which value shall be determined based on the intrinsic value as of the Effective Date) to be distributed on such Subsequent Distribution Date exceeds $50,000 in any Class; provided, further that if the Final Distribution required under this Plan is less than $25,000 in aggregate market value in any Class such Surplus Distributions shall revest in Reorganized Debtor.

7.8 Distributions Relating to Allowed Insured Claims. Distributions under this Plan to each holder of an Allowed Insured Claim shall be in accordance with the treatment provided under this Plan for the Class in which such Allowed Insured Claim is classified, but solely to the extent that such Allowed Insured Claim is not satisfied from proceeds payable to the holder thereof under any pertinent insurance policies and applicable law. Nothing contained in this Section shall constitute or be deemed a waiver of any Cause of Action that the Debtor or any Person may hold against any other Person, including, without limitation, insurers under any policies of insurance.

7.9 Plan Committee. On or before the Effective Date, the Creditors' Committee shall appoint members of the existing Creditors' Committee to a committee (the "Plan Committee") for the purpose of overseeing the remaining Claims reconciliation and settlement process. Notwithstanding any other provision in this Plan, after the Effective Date, both the Debtor and Reorganized Debtor shall settle and compromise Claims according to the following procedures: (i) if the resulting settlement provides for an Allowed Claim in an amount less than or equal to $100,000, Reorganized Debtor may settle the claim and execute necessary documents, including a stipulation of settlement or release, in its sole discretion and without notice to any party; and (ii) if the resulting settlement provides for an Allowed Claim in an amount greater than $100,001, Reorganized Debtor may settle the Claim, in accordance with the provisions and procedures set forth in the Plan Committee By-Laws, which provides the Plan Committee with, among other things, the right to object such claims.

ARTICLE VIII

EXECUTORY CONTRACTS AND UNEXPIRED LEASES; INDEMNIFICATION CLAIMS; AND RETIREE BENEFITS

8.1 Executory Contracts and Unexpired Leases.

(a) Subject to Section 8.1(b) of this Plan, and excluding the Milltown Settlement and Milltown Stipulation, any unexpired lease or executory contract that has not been expressly rejected by the Debtor or treated in this Plan with the Bankruptcy Court's approval on or prior to the Confirmation Date shall, as of the Effective Date, be deemed to have been assumed by the Debtor unless there is pending before the Bankruptcy Court on the Effective Date a motion to reject such unexpired lease or executory contract (including, but not limited to any collective bargaining agreements) or such executory contract or unexpired lease is otherwise designated for rejection (including, but not limited to any collective bargaining agreements), provided, that (i) such lease or executory contract is ultimately rejected; (ii) the filing of the Confirmation Order shall be deemed to be a rejection of all then outstanding unexercised stock options, warrants and similar rights; and (iii) in accordance with Section 1123(a)(5)(G) of the Bankruptcy Code, on the Effective Date or within ninety (90) days of the Effective Date, or such other time as may be agreed to by the Reorganized Debtor and the claimant, Reorganized Debtor shall cure all defaults under any executory contract or unexpired lease assumed pursuant to this Section 8.1 by making a Cash payment in an amount agreed to between Reorganized Debtor and the claimant, or as otherwise fixed pursuant to a Final Order.

(b) At least fifteen (15) days prior to the Voting Deadline (or such later date as the Bankruptcy Court may fix), the Debtor shall file schedules setting forth each of its executory contracts and unexpired leases to be assumed and assigned under this Plan and identifying those contracts and leases to be rejected, and the Person to which such executory contract or unexpired lease shall be assigned, together with the cure amount(s), if any, to be paid respecting such executory contracts and leases. Any party who disputes the proposed cure amount must file an objection not later than the date fixed for filing objections to confirmation of this Plan and any dispute respecting such cure amounts will be determined by the Bankruptcy Court at the Confirmation Hearing or on such later date as the Bankruptcy Court may fix. Notwithstanding the foregoing, the Debtor reserves the right, until five (5) days prior to the Confirmation Hearing, to seek to reject any executory contract or unexpired lease included on the schedule, to assume subject to the other contract party's right to (a) receive notice of the rejection, (b) object to the Debtor's rejection and (c) change its vote on the Debtor's Plan. The listing of a contract or lease on the foregoing schedules shall not constitute an admission by the Debtor that such agreement is an executory contract or an unexpired lease or that the Debtor has any liability thereunder.

8.2 Claims Deadline for Filing Proofs of Claims Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to this Plan. Claims arising out of the rejection of an executory contract or unexpired lease designated for rejection hereunder or pursuant to the Confirmation Order, must be filed with the Bankruptcy Court and served upon the Debtor or Reorganized Debtor by no later than 30 days after the notice of entry of an order approving such rejection or as otherwise may be provided in the Confirmation Order. Any Claims not filed within such time will be forever barred from assertion against the Debtor, the Estate, Reorganized Debtor and its property, and the holders thereof shall not be entitled to any Distribution under this Plan or otherwise from the Debtor or Reorganized Debtor. Unless otherwise ordered by the Bankruptcy Court, all Claims arising from the rejection of executory contracts and unexpired leases shall be treated as General Unsecured Claims under this Plan.

8.3 Insurance Policies. Each of the Debtor's insurance policies (except for the proceeds of certain D&O Policies being assigned to the D&O Trust) and any agreements, documents or instruments relating thereto, including, without limitation, any retrospective premium rating plans relating to such policies, are treated as executory contracts under this Plan. Notwithstanding the foregoing, distributions under this Plan to any holder of a Claim covered by any such insurance policies and related agreements, documents or instruments that are assumed hereunder, shall be in accordance with the treatment provided under Article IV and Article VI hereof. Each of the D&O Policies being assigned to the D&O Trust and any agreements, documents or instruments relating thereto, including, without limitation, any retrospective premium rating plans relating to such policies, are treated as assumed under this Plan. Nothing contained in this Section 8.3 shall constitute or be deemed a waiver of any Cause of Action that the Debtor may hold against any Person, including, without limitation, the insurer under any of the Debtor's policies of insurance.

The Debtor is the plaintiff in an adversary proceeding styled NorthWestern Corporation v. National Union Fire Insurance Company of Pittsburgh, P.A., Adv. Proc. No. 04-53072 (CGC) (the "National Union Adversary Proceeding"). In the National Union Adversary Proceeding, the parties dispute whether the Debtor has a right to coverage arising from or under Commercial Umbrella Policy, number BE-932-96-74, with a policy period of September 1, 1999 through September 1, 2000, issued to Montana Power Company by National Union Fire Insurance Company of Pittsburgh, P.A. (the "National Union Policy"). The parties intend that only a final binding order or settlement agreement entered in the National Union Adversary Proceeding shall control the parties' respective rights and obligations arising from or under the National Union Policy. As such, nothing contained in the Plan or Confirmation Order, including the Debtor's assumption of executory contracts under Section 8.1 through 8.3 of this Plan, shall affect coverage under the National Union Policy or National Union's rights, defenses, limitations and/or exclusions to be raised in the National Union Adversary Proceeding.

8.4 Indemnification Claims. Indemnity claims not channeled to the D&O Trust shall be paid: (i) if Allowed on the Effective Date, in full in cash on the Effective Date; and (ii) if not then Allowed, such indemnity claim shall be assumed and paid in the ordinary course when such claim is Allowed.

8.5 Compensation and Benefit Programs. Except as otherwise provided in this Plan or subsequent motion prior to the Effective Date, all employment plans, practices, programs and policies maintained by the Debtor as of the Effective Date shall remain in full force and effect following the Effective Date, subject to any and all rights of the Debtor under applicable non-bankruptcy law to amend or terminate such plans, practices, programs and policies.

8.6 Retiree Benefits. Payment of any Retiree Benefits (as such benefits may have been modified during the Chapter 11 Case) shall be continued solely to the extent, and for the duration of the period, the Debtor is contractually or legally obligated to provide such benefits, subject to any and all rights of the Debtor under applicable law (including, without limitation, the Debtor's right to amend or terminate such benefits prior to or after the Effective Date).

The Debtor has established and maintained two (2) pension plans for its employees, known as the NorthWestern Energy Pension Plan and the NorthWestern Pension Plan (collectively, the "Pension Plans"). The Pension Plans are single employer defined benefit plans covered by Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), 29 U.S.C. § 1301 *et seq*. The Pension Plans will not be terminated during the Debtor's Chapter 11 Case and the Debtor will continue to sponsor the Pension Plans after emerging from Chapter 11, assuming the Plan is confirmed.

The Pension Benefit Guaranty Corporation ("PBGC"), a United States Government corporation which guarantees the payment of certain pension benefits upon termination of a pension plan, has asserted that the Pension Plans may be underfunded on a termination basis. The PBGC has filed contingent claims against the Debtor for unfunded benefit liabilities under 29 U.S.C. §§ 1362 and 1368; for unpaid minimum funding contributions under 29 U.S.C. § 1082 and 26 U.S.C. § 412; and for unpaid premiums under 29 U.S.C. § 1307. The PBGC has asserted that portions of these claims may be entitled to priority. PBGC's claims are contingent upon termination of the Pension Plans during the Chapter 11 Case.

8.7 QF Agreements. As of the Petition Date, the Debtor was party to approximately fourteen (14) power purchase agreements giving rise to the QF Claims as defined herein. As of the filing of the Plan, the Debtor has elected not to file a motion to reject any of the QF agreements. Unless the Debtor files a motion to reject any of the QF agreements on or before the Confirmation Date, as of the Effective Date, such QF agreements shall be deemed assumed by the Reorganized Debtor.

ARTICLE IX

CORPORATE GOVERNANCE, MANAGEMENT AND STRUCTURE OF REORGANIZED DEBTOR

9.1 Management of Reorganized Debtor. On the Effective Date, the management, control and operation of Reorganized Debtor shall become the general responsibility of the board of directors of Reorganized Debtor (the "New Board"), which shall, thereafter, have responsibility for the management, control and operation of Reorganized Debtor in accordance with applicable law.

9.2 Directors and Officers of Reorganized Debtor.

(a) Board of Directors of Reorganized Debtor. As of the Effective Date, the initial New Board of Reorganized Debtor shall consist of seven (7) members of which six (6) shall be designated by the Creditors' Committee and one (1) of which shall be the Chief Executive Officer of the Reorganized Debtor. The designation of the board members for Reorganized Debtor shall be filed with the Bankruptcy Court on or prior to five (5) business days prior to the commencement date of the Confirmation Hearing, or such other date as the Bankruptcy Court may establish. On the Effective Date, the authority, power and incumbency of the persons then acting as directors of the Debtor shall be terminated and such directors shall be deemed to have been removed by unanimous vote of stockholders, and the directors of Reorganized Debtor that are selected in accordance with this Section 9.2 shall be deemed to have been elected by unanimous vote of the stockholders and shall have responsibility for the management, control and operations of Reorganized Debtor.

(b) Officers of Reorganized Debtor. On the Effective Date, the officers of the Debtor immediately prior to the Effective Date shall serve as the officers of Reorganized Debtor. After the Effective Date, the officers of Reorganized Debtor shall be determined by the New Board in accordance with Delaware law.

9.3 Corporate Action, New Incentive Plan and Management Compensation.

(a) Pursuant to Section 303 of the Delaware General Corporation Law, all terms of this Plan may be put into effect and carried out without further action by the directors or stockholders of the Debtor or Reorganized Debtor, who shall be deemed to have unanimously approved this Plan and all agreements and transactions provided for or contemplated herein, including, without limitation: (i) the adoption of the Reorganized Debtor Charter and by-laws; (ii) removal of existing directors and the initial selection of directors and officers of Reorganized Debtor; and (iii) the distribution of Cash and the issuance and distribution of New Common Stock pursuant to this Plan; and (iv) implementation of the New Incentive Plan.

(b) Notwithstanding the forgoing, 2,265,957 shares of New Common Stock representing 6% on a fully diluted basis of the shares to be issued and outstanding of Reorganized Debtor shall be reserved for any New Incentive Plan to be established by the New Board; provided, however, that 228,320 shares of the reserved New Common Stock will be allocated and delivered to those management employees set forth on Schedule 9.3 to this Plan as special recognition grants ("Special Recognition Grants"). The Special Recognition Grants shall vest according to the following schedule: (i) 50% on the Effective Date of the Plan; and (ii) 50% over the ensuing two to three years following the Effective Date, such vesting period to be determined by the New Board. Additionally, the Special Recognition Grants not then vested shall vest immediately upon a "change of control" as determined by the New Board. With respect to any employee of the Reorganized Debtor receiving a Special Recognition Grant, any grant not yet vested shall vest immediately upon the termination of such employee following the Effective Date; provided, however, that if such employee is terminated for cause such employee shall forfeit any remaining portion of his or her Special Recognition Grant.

(c) Other than as provided for in sub paragraph (b) of this Section 9.3, the New Board, in its sole discretion, will decide all other issues related to the New Incentive Plan and management compensation including, but not limited to, employment agreements, base salaries, change of control provisions, short and long-term incentives, benefits and the like as is normal and customary for senior management of corporations similar to Reorganized Debtor.

9.4 Reorganized Debtor Corporate Structure. Reorganized Debtor's regulated energy and utility businesses and assets will be "ring fenced" in that such assets and businesses will be owned by Reorganized Debtor as the parent company. All of the Debtor's and Reorganized Debtor's non-regulated energy related or other businesses will be held in wholly owned subsidiaries of Reorganized Debtor. These wholly owned subsidiaries have, and are anticipated to have, no employees of their own, but will be served by Reorganized Debtor's utility employees whose costs will be charged to the non-regulated subsidiaries through intercompany transfer pricing, which pricing mechanisms will be subject to review by the regulatory commissions having jurisdiction over Reorganized Debtor's rates. Any debt incurred by the non-regulated subsidiaries' operations will be incurred at the subsidiary level and will be non-recourse to Reorganized Debtor.

ARTICLE X

EXCULPATION, INJUNCTIONS, AND DISCHARGE

10.1 **Exculpation. None of the Debtor, Reorganized Debtor, the DIP Lenders, the Creditors' Committee, or any of their respective present or former Affiliates, Officers or Directors, or any of their respective present or former stockholders, members (in their capacity as members only), employees, advisors,**

attorneys, financial advisors, agents or Professionals in their capacities as such (collectively, the "Exculpated Parties") shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, related to, or arising out of, the Chapter 11 Case, the preparation or formulation of this Plan, the pursuit of confirmation of this Plan, the consummation of this Plan or the administration of this Plan or the property to be distributed under this Plan, except for willful misconduct or gross negligence, and, in all respects, the Exculpated Parties shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under this Plan; provided, however, that nothing in this Plan shall, or shall be deemed to, release the Exculpated Parties from, or exculpate the Exculpated Parties with respect to, their respective obligations or covenants arising pursuant to this Plan.

10.2 Release of General Released Parties. As of the Effective Date, in consideration for, and as part of the treatment afforded to the holders of Claims and Equity Interests under this Plan, and for other valuable consideration, each of the Debtor, Reorganized Debtor, the DIP Lenders, the Creditors' Committee, and each of their respective Affiliates and their respective parents, subsidiaries, Affiliates, Officers or Directors, or any of their former or present stockholders, members (in their capacity as members only), employees, advisors, attorneys, financial advisors, accountants, auditors, agents or Professionals in their capacities as such (collectively, the "General Released Parties") shall be deemed forever released and discharged from any and all known and unknown Causes of Action of any nature that any Person (including, without limitation, any holder of Claims and Equity Interests under this Plan) may have asserted, could have asserted, or could in the future assert, directly or indirectly, against any of the General Released Parties based on any act or omission relating to the Chapter 11 Case on or prior to the Effective Date, excluding gross negligence and willful misconduct; provided, however, that the foregoing release and discharge shall not apply to Causes of Action that arise from obligations or rights created under or in connection with this Plan or any agreement provided for or contemplated in this Plan.

10.3 Mutual Releases by General Released Parties. As of the Effective Date, each of the General Released Parties hereby unconditionally forever releases, waives and discharges all known and unknown Causes of Action of any nature that such General Released Party has asserted, may have asserted, could have asserted, or could in the future assert, directly or indirectly, against any of the other General Released Parties based on any act or omission relating to the Debtor or the Debtor's business operations (including, without limitation, the organization or capitalization of the Debtor or extensions of credit and other financial services and accommodations made or not made to the Debtor) or the Chapter 11 Case on or prior to the Effective Date; provided, however, that the foregoing release, waiver and discharge shall not apply to Causes of Action that arise from obligations or

rights created under or in connection with this Plan or any agreement provided for or contemplated in this Plan.

10.4 Discharge. Except as otherwise expressly provided in Section 1141 of the Bankruptcy Code or this Plan, the Distributions made pursuant to and in accordance with the applicable terms and conditions of this Plan are in full and final satisfaction, settlement, release and discharge as against the Debtor of any debt that arose before the Effective Date, and any debt of a kind specified in Section 502(g), 502(h), or 502(i) of the Bankruptcy Code, and all Claims and Equity Interests of any nature, including, without limitation, any interest accrued thereon from and after the Petition Date, whether or not (i) a proof of claim or proof of interest based on such Debt, obligation or Equity Interest is filed or deemed filed under Section 501 of the Bankruptcy Code, (ii) such Claim or Equity Interest is Allowed under Section 502 of the Bankruptcy Code or (iii) the holder of such Claim or Equity Interest has accepted this Plan.

10.5 Injunctions.

(a) Injunction Related to Discharge. As of the Effective Date and subject to its occurrence, all Persons that have held, currently hold or may have asserted, directly, indirectly, derivatively or otherwise, a Claim, a Cause of Action or an Equity Interest or other right of a holder of an Equity Interest that is discharged, released or terminated pursuant to this Plan, are hereby permanently enjoined from commencing or continuing, in any manner or in any place, any action or other proceeding, enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order, creating, perfecting or enforcing any lien or encumbrance, asserting a set-off, or right of subrogation of any kind against any Debt, liability or obligation due to any such releasing Person, and from commencing or continuing any action, in any manner or in any place where the foregoing does not comply with or is inconsistent with the provisions of this Plan, and the Confirmation Order shall provide for such injunctions.

(b) Notwithstanding any provision of this Plan to the contrary, this Plan:

(i) shall not enjoin or extinguish any rights or claims asserted by PPL Montana, LLC ("PPL Montana") in its proof of claim dated January 13, 2004 (as may be amended)[8] or asserted in any other manner, including, without limitation, PPL Montana's counterclaims and right of setoff;

(ii) shall not affect any setoff rights, if any, of the United States of America;

[8] PPL Montana amended its proof of claim on August 3, 2004.

(iii) shall not affect any setoff rights, if any, of Richard Hylland; and

(iv) shall not preclude or otherwise prohibit the Netexit Debtors, or any creditor, trustee or the Official Committee of Unsecured Creditors appointed in the Netexit Cases, from objecting to or expunging, modifying, offsetting, recharacterizing or subordinating any claim filed in the Netexit Cases, including but not limited to claims of the Debtor or any director or officer of the Debtor.

(c) Injunction Relating to Exculpation and Release. As of the Effective Date, except as otherwise provided in this Plan, all Persons are hereby permanently enjoined from commencing or continuing, in any manner or in any place, any action or other proceeding, whether directly, derivatively or otherwise against any or all of the Exculpated Parties or General Released Parties, on account of or respecting any Claims, Debts, rights, Causes of Action or liabilities exculpated, released or discharged pursuant to this Plan, and the Confirmation Order shall provide for such injunctions.

(d) D&O Insurance Entity Injunction. The purpose and terms of the D&O Insurance Entity Injunction are set forth in detail in Section 6.9 of this Plan.

(e) D&O Trust Channeling Injunction. The sole recourse of the holder of a D&O Trust Claim in respect of such Claim shall be the D&O Trust pursuant to the provisions of the D&O Trust Channeling Injunction and the TDP, and such holder shall have no right whatsoever at any time to assert its D&O Trust Claim against the Debtor, Reorganized Debtor or any Released Party or any property or interest in property of the Debtor, Reorganized Debtor or any Released Party. Without limiting the foregoing, from and after the Effective Date, the D&O Trust Channeling Injunction shall apply to all holders of D&O Trust Claims including, without limitation, holders of Indemnification Claims in connection with any D&O Proceeding, and all such holders shall be permanently and forever stayed, restrained and enjoined from taking any of the following actions for the purpose of, directly or indirectly, collecting, recovering, or receiving payment of, on, or with respect to any D&O Trust Claims, other than from the D&O Trust in accordance with the D&O Trust Channeling Injunction and pursuant to the D&O Trust Documents:

(i) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action, or other proceeding (including a judicial, arbitration, administrative or other proceeding) in any forum against or affecting the Debtor, Reorganized Debtor or any Released Party or any property or interests in property of the Debtor, Reorganized Debtor or any Released Party;

(ii) **enforcing, levying, attaching (including any prejudgment attachment), collecting, or otherwise recovering by any means or in any manner, whether directly or indirectly, any judgment, award, decree, or other order against the Debtor, Reorganized Debtor or any Released Party or any property or interests in property of the Debtor, Reorganized Debtor or any Released Party;**

(iii) **creating, perfecting, or otherwise enforcing in any manner, directly or indirectly, any encumbrance or lien against the Debtor, Reorganized Debtor or any Released Party, or any property or interests in property of the Debtor, Reorganized Debtor or any Released Party;**

(iv) **setting off, seeking reimbursement of, contribution from, or subrogation against, or otherwise recouping in any manner, directly or indirectly, any amount against any liability owned to the Debtor, Reorganized Debtor or any Released Party or any property or interest in property of the Debtor, Reorganized Debtor or any Released Party; and**

(v) **proceeding in any manner in any place with regard to any matter that is subject to resolution pursuant to the D&O Trust, except in conformity and compliance with the D&O Trust Agreement and the TDP.**

Except as otherwise expressly provided in this Plan or the D&O Trust Documents, nothing contained in this Plan shall constitute or be deemed a waiver of any Claim, right or cause of action that the Debtor, Reorganized Debtor or the D&O Trust may have against any Person in connection with or arising out of or related to a D&O Trust Claim.

10.6 No Release, Discharge, Injunction as to Richard Hylland. Notwithstanding any provision to the contrary set forth in this Plan, nothing herein shall be deemed to release, discharge or otherwise affect the Debtor's or Reorganized Debtor's rights to assert Claims or Causes of Action against Richard Hylland (excluding Claims for rights of indemnification and contribution with respect to the Class Action and D&O Proceedings), or defenses to any Claims which Richard Hylland has asserted or may assert against the Debtor.

10.7 No Release as to Pension Plans. Notwithstanding any language to the contrary in the Debtor's Plan, nothing in the Plan shall be construed as releasing, discharging, or otherwise relieving the Debtor or any other party who may be a fiduciary with respect to the Pension Plans of any potential liability for breaches of fiduciary duties owed to the Pension Plans under ERISA.

10.8 No Release as to the Securities and Exchange Commission. Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, and/or Confirmation Order, no provision shall release any non-Debtor, including any officer and/or director of the Debtor and/or any Non-Debtor included in the Released

Parties, from liability to the United States Securities and Exchange Commission, in connection with any legal action brought by such governmental unit against such person(s).

10.9 No Injunction Against or Impairment of Claims of Goldman, Sachs & Co. or Milbank Tweed Hadley & McCloy LLP Against Non-Debtors. Notwithstanding any language to the contrary in the Disclosure Statement, Plan and/or Confirmation Order, no provision of the Plan or Confirmation Order enjoins, releases or otherwise impairs any claim of Goldman Sachs & Co. or Milbank Tweed Hadley & McCloy LLP against any person or entity other than the Debtor and the Reorganized Debtor or otherwise limits any defense, setoff, counterclaim or cross claim either may have against any person or entity, except that any recovery by Goldman Sachs & Co. or Milbank Tweed Hadley & McCloy LLP on such counterclaim or cross claim against the Debtor or Reorganized Debtor shall be limited by the Plan.

10.10 No Release for Certain Netexit Parties. Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, Confirmation Order, and/or Plan documents including, but not limited to, the D&O Trust Agreement or the D&O Protected Parties Settlement Agreement, no provision shall release the officers, directors, assignees, agents, employees, or attorneys of the Netexit Debtors from liability to the Netexit Debtors, or any creditor, trustee or the Official Committee of Unsecured Creditors appointed in the Netexit Cases, except to the extent any such claim, right or Cause of Action may be characterized as a D&O Proceeding or covered by the D&O Policies, the D&O Trust Channeling Injunction or the D&O Insurance Entity Injunction.

10.11 No Release for Magten Asset Management Corporation. Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, Confirmation Order, and/or Plan documents, no provision shall release Magten Asset Management Corporation, or any of its respective present or former Affiliates, officers or directors, or any of their respective present or former stockholders, members (in their capacity as members only), employees, advisors, attorneys, financial advisors, agents or Professionals in their capacities as such.

10.12 Mutual Releases with Respect to Wilmington Trust and Harbert. As of the Effective Date and other than with respect to Distributions provided for in Section 4.8 on account of their respective Allowed Unsecured Subordinated Note Claims and as part of the compromise and settlement with respect to Distributions to Class 8(a) provided for in the Plan, any and all Claims and Causes of Action both known and unknown on behalf of Harbert and Wilmington Trust, individually and collectively on the one hand, and on behalf of the Debtor, the Reorganized Debtor and the Creditors' Committee, on the other hand, and each of the foregoing respective Affiliates and their parents, subsidiaries, officers, directors or any of their former or present stockholders, members (in their capacity as members only), employees, advisors, attorneys, financial advisors, accountants, auditors, agents or Professionals in their capacities as such, shall

be deemed forever mutually released and discharged from any and all known and unknown Causes of Action of any nature that any Person may have asserted, could have asserted or could in the future assert, directly or indirectly, against each of Harbert, Wilmington Trust and the Debtor, the Reorganized Debtor and the Creditors' Committee respectively, specifically including but not limited to claims and issues, which have been raised by Harbert and Wilmington Trust concerning the Debtor's filings with respect to and claims of an exemption under the Public Utility Holding Company Act of 1935; provided, however, that any claims which Wilmington Trust may have in respect of an Indenture Trustees Charging Lien or that Wilmington Trust and/or Harbert may have pursuant to Section 5.18 herein are excluded from the forgoing releases subject to any objections that the Debtor, the Reorganized Debtor or the Creditors' Committee may assert thereto.

10.13 Limitations of Releases, Exculpation, Discharge and Injunction. Except as specifically provided for in this Plan, the releases, exculpation, discharge and injunctions (other than the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction) with respect to non-Debtor third parties shall be effective only as to those holders of Claims and Interests which vote to accept the Plan and mark their respective ballots in the place provided consenting and agreeing to the release, exculpation, discharge and injunction provisions of the Plan. The releases, exculpation, discharge and injunctions provided for in this Plan also shall not be effective with respect to those releases and settlement of claims proposed to be released and settled under the Class Action Settlement Documents in the event that both the Bankruptcy Court and the District Court do not approve such proposed settlement by final, non-appealable judgment and/or order, or approve the settlement on the condition that the Debtor limit the parties to whom the Debtor may give releases pursuant to such Class Action Settlement Documents.

ARTICLE XI

EFFECTIVENESS OF THIS PLAN

11.1 **Conditions to Confirmation**. It is a condition to the entry of the Confirmation Order that the following conditions have been satisfied or waived pursuant to Section 11.3 of this Plan:

(a) The Confirmation Order shall be in form and substance reasonably satisfactory to the Debtor and the Creditors' Committee; and

(b) The Bankruptcy Court shall have made findings and determinations, among others, substantially to the effect as follows:

(i) The D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction are to be implemented in accordance with this Plan and the D&O Trust;

(ii) As of the Petition Date, the Debtor has been named as a defendant in securities actions seeking damages to which the Debtor is entitled to reimbursement from the D&O Policies;

(iii) The D&O Trust is to use its assets and income to pay D&O Trust Claims;

(iv) The Debtor is likely to be subject to substantial future demands for payment arising out of the same or similar conduct or events that gave rise to the D&O Trust Claims, which are addressed by the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction;

(v) The actual amounts, numbers, and timing of demands cannot be determined;

(vi) Pursuit of demands outside the procedures prescribed by this Plan and the TDP is likely to threaten this Plan's purpose to deal equitably with D&O Trust Claims;

(vii) The terms of the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction, including any provisions barring actions against third parties, are set out in this Plan and described in the Disclosure Statement;

(viii) Pursuant to court orders, the TDP or otherwise, the D&O Trust shall operate through mechanisms such as structured, periodic, or supplemental payments, pro rata distributions, matrices, or periodic review of estimates of the numbers and values of D&O Trust Claims or other comparable mechanisms, that provide reasonable assurance that the D&O Trust shall value, and be in a financial position to pay, D&O Trust Claims that involve similar D&O Trust Claims in substantially the same manner;

(ix) The D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction are essential to this Plan and the Debtor's reorganization efforts;

(x) An identity of interests exists among the Debtor and the Released Parties such that a Claim asserted against any of the Released Parties gives rise to a Claim against the Debtor by the operation of the law of indemnity and contribution;

(xi) In light of the benefits provided, or to be provided, to the D&O Trust on behalf of each Released Party, the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction are fair and equitable with respect to the persons that might subsequently assert demands that would constitute D&O Trust Claims against any Released Party; and

(xii) This Plan and its acceptance otherwise comply with Section 105 of the Bankruptcy Code;

(c) The D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction shall have been implemented in connection with the D&O Trust and this Plan; and

(d) The D&O Trust shall have the sole and exclusive authority as of the Effective Date to defend all D&O Trust Claims.

11.2 Conditions Precedent to Effectiveness. This Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 11.3 of this Plan:

(a) the Confirmation Order, in form and substance reasonably acceptable to the Debtor and the Creditors' Committee, shall have been entered by the Bankruptcy Court and shall have become a Final Order;

(b) the Bankruptcy Court shall have entered or affirmed an order or orders entering the D&O Trust Channeling Injunction and the D&O Entity Injunction;

(c) each of the Plan Documents and the New Common Stock, in form and substance reasonably acceptable to the Debtor and the Creditors' Committee, shall have been effected or executed and delivered;

(d) the Debtor shall have distributed on the Effective Date to each holder of an Allowed Bank One DIP Financing Claim the amount of such Allowed Claim pursuant to the DIP Financing Order and the DIP Loan Documents in full satisfaction, settlement, release, extinguishment and discharge of such Allowed Claim, unless the holder of the Allowed Bank One DIP Financing Claim and the Debtor or Reorganized Debtor, as the case may be, agree to a different treatment thereof;

(e) all outstanding fees and expenses of Professionals retained by the Debtor and a Committee that are due and payable and have been authorized to be paid as of the Effective Date pursuant to an order of the Bankruptcy Court shall have been paid, and a reserve, sufficient to pay the reasonable estimated post-Effective Date fees and expenses of such Professionals shall have been established by the Debtor for the benefit of such Professionals. Payment of fees and expenses pursuant to this provision shall include the payment of the fees and expenses of the MPSC and the Montana Consumer Counsel pursuant to the stipulation and settlement agreement between the Debtor, the MPSC and the Montana Consumer Counsel and approved by the Bankruptcy Court on July 19, 2004;

(f) all actions, other documents and agreements necessary to implement this Plan shall have been effected or executed and delivered;

(g) the D&O Trust Channeling Injunction and the D&O Insurance Entity Injunction shall be in full force and effect;

(h) the Debtor and all applicable Trustees shall have executed the D&O Trust Agreement;

(i) the D&O Insurance Contributors shall have executed and delivered counterparts of the Insurance Assignment Agreement and such agreement shall be in full force and effect;

(j) all Trust Assets that are to be delivered to the D&O Trust on the Effective Date shall have been delivered to the D&O Trust in accordance with the requirements of all applicable Plan Documents;

(k) the Reorganized Debtor Charter and by-laws shall be in full force and effect;

(l) the Debtor shall have obtained either: (i) a private letter ruling establishing that the D&O Trust is a "qualified settlement fund" pursuant to Section 468B of the Internal Revenue Code and the regulations issued pursuant thereto; or (ii) other decisions, opinions, or assurances regarding the tax consequences of this Plan satisfactory to the Debtor and the Creditors' Committee; and

(m) any other material condition the Debtor, after consultation with the Creditors' Committee, determines must be satisfied.

11.3 Waiver of Conditions. One or more of the conditions contained in Section 11.1 and Section 11.2 of this Plan may be waived with the prior execution of a written consent by or on behalf of the Debtor and the Creditors' Committee, in their judgment reasonably exercised.

11.4 Effect of Failure of Conditions. In the event that one or more of the conditions specified in Section 11.2 of this Plan have not occurred on or before 120 days after the Confirmation Date, upon notification submitted by the Debtor to the Bankruptcy Court, counsel for the Creditors' Committee, counsel for the DIP Lenders, and counsel for the CSFB Lenders (a) the Confirmation Order shall be vacated, (b) no Distributions under this Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred and (d) the Debtor's obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtor or any other Person or to prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor.

ARTICLE XII

REGULATION

12.1 Regulation. The Debtor continues to be subject to both federal and state regulation. The Debtor shall continue to be regulated by: (i) FERC; (ii) the MPSC in accordance with the Montana Public Utilities Law, the MPSC's policies and practices, and any other laws and regulations applicable to investor-owned utilities in the State of Montana with respect to the Debtor's Montana assets and operations; (iii) the SDPUC in accordance with South Dakota Public Utilities Law, the SDPUC's policies and procedures, and any other laws, regulations and orders applicable to investor-owned utilities in the State of South Dakota with respect to the Debtor's South Dakota assets and operations; and (iv) the NPSC in accordance with the Nebraska State Gas Regulation Act and the NPSC's rules and regulations applicable to jurisdictional utilities in the State of Nebraska with respect to the Debtor's Nebraska assets and operations.

12.2 Rates and Tariffs. Unless specifically provided for in this Plan, no provision herein is intended to impair, alter, modify, increase or decrease any prepetition or postpetition: (i) rate, tariff, regulatory order or regulatory proceeding of FERC, MPSC, SDPUC or NPSC; (ii) agreement relating to any such rate, tariff, order or proceeding; (iii) right of appeal, action or collateral challenge with respect to any of the foregoing; or (iv) the regulatory authority or jurisdiction of FERC, MPSC, SDPUC or NPSC.

12.3 Stipulation and Settlement Agreement. On July 8, 2004, the Debtor, the MPSC and the Montana Consumer Counsel entered into a Stipulation and Settlement Agreement resolving outstanding issues and disputes by and among the parties. The Stipulation and Settlement Agreement was approved by the Bankruptcy Court in an order dated July 15, 2004. The Stipulation and Settlement Agreement is hereby incorporated, in its entirety, along with all exhibits, by reference to this Plan.

ARTICLE XIII

RETENTION OF JURISDICTION

13.1 Retention of Jurisdiction. Following the Effective Date, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and this Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

(a) to hear and determine any and all objections to the allowance of any Claims or any controversies as to the classification of any Claims;

(b) to hear and determine any and all applications by Professionals for compensation and reimbursement of reasonable fees and expenses;

(c) to hear and determine any and all pending applications for the rejection and disaffirmance of executory contracts (including, without limitation, any collective bargaining agreements) and unexpired leases, and fix and allow any Claims resulting therefrom;

(d) to liquidate any Disputed Claim;

(e) to enforce the provisions of this Plan, including the injunction, exculpation and releases provided for in this Plan;

(f) to enable the Debtor to prosecute any and all proceedings which have been or may be brought prior to the Effective Date, or subsequent to the Effective Date, to set aside liens or encumbrances and to recover any transfers, assets, properties, or damages to which the Debtor may be entitled under applicable provisions of the Bankruptcy Code or any federal state, or local laws;

(g) to correct any defect, cure any omission, or reconcile any inconsistency in this Plan or in the Confirmation Order as may be necessary to carry out its purpose and the intent of this Plan;

(h) to determine any Claim or liability to a governmental unit which may be asserted as a result of the transactions contemplated herein;

(i) to hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code;

(j) to hear and determine any matters or disputes respecting the Debtor under Sections 1113 and 1114 of the Bankruptcy Code;

(k) to hear and determine any matters relating to the D&O Trust;

(l) to determine such other matters as may be provided for in the Confirmation Order or as may be authorized under the provisions of the Bankruptcy Code; and

(m) in connection with the Milltown Settlement and Milltown Stipulation, to the extent that a final Consent Decree (as defined in the Milltown Stipulation) and a final FERC Order has not been entered, the Bankruptcy Court shall retain exclusive jurisdiction, or in the alternative, concurrent jurisdiction to hear and determine the claims related to Milltown Dam.

ARTICLE XIV

MISCELLANEOUS PROVISIONS

14.1 Effectuating Documents and Further Transactions. Each of the Debtor or Reorganized Debtor, as the case may be, is authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan and any notes or securities issued pursuant to this Plan.

14.2 Exemption from Transfer Taxes. In accordance with Section 1146(c) of the Bankruptcy Code the issuance, transfer, or exchange of a security including, without limitation the New Common Stock, or the making or delivery of an instrument of transfer pursuant to, in implementation of, or as contemplated by this Plan, may not be taxed under any law imposing a stamp or similar tax. Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument, without requiring the payment of any documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax or similar tax.

14.3 Amendment or Modification of this Plan. Alterations, amendments or modifications of this Plan may be proposed in writing by the Debtor, with the prior consent of the Creditors' Committee as to any material alterations, amendments or modifications (which consent shall not be unreasonably withheld), at any time prior to the Confirmation Date, provided that this Plan, as altered, amended or modified, satisfies the conditions of Sections 1122 and 1123 of the Bankruptcy Code, and the Debtor shall have complied with Section 1125 of the Bankruptcy Code. This Plan may be altered, amended or modified at any time before or after the Confirmation Date and before substantial consummation, provided that this Plan, as altered, amended or modified, satisfies the requirements of Sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms this Plan, as altered, amended or modified, under Section 1129 of the Bankruptcy Code. A holder of a Claim or Equity Interest that has accepted this Plan shall be deemed to have accepted this Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder. The Debtor specifically reserves the right to amend or modify this Plan in the event that the Bankruptcy Court either does not approve, in total, the settlement of the Class Action pursuant to the proposed Class Action Settlement Documents, or approves the proposed settlement of the Class Action but limits the parties to whom the Debtor may give releases pursuant to such settlement. In such event, the Debtor's claims against any parties not released as proposed in the Class Action Settlement Documents shall be preserved for the benefit of the Debtor's creditors and Estate and the Plan, as may be

amended, may provide a mechanism reasonably satisfactory to the Creditors' Committee to prosecute and/or preserve such claims for the benefit of the Debtor's Estate. The Debtor may, with notice to the Creditors' Committee, the DIP Lenders and the CSFB Lenders, but without notice to holders of Claims or Equity Interests insofar as it does not materially and adversely affect the interests of any such holders, correct any defect or omission in this Plan and any exhibit hereto or in any Plan Document.

14.4 Severability. In the event that the Bankruptcy Court determines, prior to the Confirmation Date, that any provision in this Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision hereof.

14.5 Revocation or Withdrawal of this Plan. The Debtor reserves the right to revoke or withdraw this Plan prior to the Confirmation Date. If the Debtor revokes or withdraws this Plan prior to the Confirmation Date, then this Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any Claims by or against the Debtor or any other Person or to prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor.

14.6 Plan Supplement. The plan supplement containing drafts or final versions of the Plan Documents (the "Plan Supplement") shall be filed with the Bankruptcy Court and served upon the Office of the United States Trustee, and respective counsel to the Creditors' Committee and the DIP Lenders and the CSFB Lenders as early as practicable (but in no event later than fifteen (15) days) prior to the Confirmation Hearing, or on such other date as the Bankruptcy Court may establish. Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request to the Debtor in accordance with Section 14.8 hereof. The Plan Supplement is incorporated into and a part of this Plan as if set forth in full herein.

14.7 Binding Effect. This Plan shall be binding upon and inure to the benefit of the Debtor, the holders of Claims and Equity Interests, and their respective successors and assigns, including, without limitation, Reorganized Debtor.

14.8 No Preclusive Effect. Any findings of fact which may be included in the Confirmation Order will not have any preclusive effect in connection with confirmation of any subsequently-filed plan of reorganization, which subsequently-filed plan of reorganization will be as a replacement and in lieu of this Plan or as this Plan may be amended.

14.9 Notices. All notices, requests and demands to or upon the Debtor or the Creditors' Committee, to be effective, shall be in writing and, unless otherwise

expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

If to the Debtor:

NorthWestern Corporation
125 South Dakota Avenue
Sioux Falls, SD 57104
Attn: William M. Austin
Eric R. Jacobsen, Esq.

and

Paul, Hastings, Janofsky & Walker, LLP
600 Peachtree Street
Suite 2400
Atlanta, GA 30308
Attn: Jesse H. Austin, III, Esq.
Karol K. Denniston, Esq.
Co-Counsel to the Debtor and Debtor-in-Possession

and

Greenberg Traurig, L.P.
The Brandywine Building, Suite 1540
1000 West Street
Wilmington, DE 19801
Attn: Scott D. Cousins, Esq.
Victoria Watson Counihan, Esq.
William E. Chipman, Jr., Esq.
Co-Counsel to the Debtor and Debtor-in-Possession

If to the Creditors' Committee:

Paul Weiss Rifkind Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attn: Alan W. Kornberg, Esq.
Ephraim Diamond, Esq.

and

The Bayard Firm
222 Delaware Avenue
Wilmington, DE 19801
Attn: Neil B. Glassman, Esq.
Charlene D. Davis, Esq.

14.10 Termination of Any Committees. Except as otherwise provided in this Section 14.9, on the Effective Date, all Committees (other than the TAC and the Plan Committee) shall cease to exist and their respective members and employees or agents (including, without limitation, attorneys, investment bankers, financial advisors, accountants and other professionals) shall be released and discharged from any further authority, duties, responsibilities and obligations relating to, arising from or in connection with such Committee. All Committees shall continue to exist after such date (i) with respect to all the applications filed pursuant to Sections 330 and 503 of the Bankruptcy Code or Claims for fees and expenses by Professionals; (i) any post-confirmation modifications to this Plan or Confirmation Order; and (iii) any matters pending as of the Effective Date before the Bankruptcy Court to which such Committee is party, until such matters are resolved.

14.11 Governing Law. Except to the extent the Bankruptcy Code, Bankruptcy Rules or other federal law is applicable, or to the extent this Plan, provides otherwise, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law of such jurisdiction.

14.12 Withholding and Reporting Requirements. In connection with the consummation of this Plan, the Debtor or Reorganized Debtor, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all Distributions hereunder shall be subject to any such withholding and reporting requirements.

14.13 Allocation of Plan Distributions Between Principal and Interest. To the extent that any Allowed Claim entitled to a Distribution under this Plan is comprised of indebtedness and accrued but unpaid interest thereon, such Distribution shall, for federal income tax purposes, be allocated to the principal amount of the Claim first, and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

14.14 Headings. Headings are used in this Plan for convenience and reference only, and shall not constitute a part of this Plan for any other purpose.

14.15 Inconsistency. In the event of any inconsistency between this Plan and the Disclosure Statement, any exhibit to this Plan or Disclosure Statement or any

other instrument or document created or executed pursuant to this Plan, this Plan shall govern.

[Concluded on next page]

Dated as of: August 18, 2004
Wilmington, Delaware

NorthWestern Corporation
Debtor and Debtor-in-Possession

By: 
William M. Austin
Chief Restructuring Officer

PAUL, HASTINGS, JANOFSKY & WALKER LLP



Jesse H. Austin, III
Karol K. Denniston
Carolyn Chayavadhanangkur
600 Peachtree Street
Suite 2400
Atlanta, GA 30309
Telephone: (404) 815-2400

and

GREENBERG TRAURIG, LLP



Scott D. Cousins (No. 3079)
Victoria Watson Counihan (No. 3488)
William E. Chipman, Jr. (No. 3818)
The Brandywine Building
1000 West Street, Suite 1540
Wilmington, DE 19801
Telephone: (302) 661-7000

Co-Counsel for the Debtor and Debtor-in-Possession